Filed Pursuant to Rule 424(b)(4)
Registration Nos. 333-232264 and 333-232695

Prospectus

9,288,194 Shares

Common Stock

This is the initial public offering of the common stock of Phreesia, Inc.

We are offering 7,812,500 shares of common stock and the selling stockholders are offering 1,475,694 shares of common stock in this offering. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders identified in this offering. The initial public offering price is $18.00 per share.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange, or NYSE, under the symbol “PHR.”

We are an “emerging growth company” under the applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements and may elect to comply with reduced reporting requirements in future filings.

	Per share	Total

Initial public offering price	$18.00	$167,187,492

Underwriting discounts and commissions(1)	$1.26	$11,703,124

Proceeds, before expenses, to us	$16.74	$130,781,250

Proceeds, before expenses, to selling stockholders	$16.74	$24,703,118

(1)	We refer you to the “Underwriting” section beginning on page 167 of this prospectus for additional information regarding underwriter compensation.

At our request, the underwriters have reserved up to 5% of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to certain persons associated with us. See “Underwriters—Directed Share Program.”

The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 1,393,229 shares from the selling stockholders to cover over-allotments at the initial public offering price less underwriting discounts and commissions. We will not receive any proceeds from the sale of shares by the selling stockholders.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 19.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on July 22, 2019.

J.P. Morgan	Wells Fargo Securities	William Blair

Allen & Company LLC		Piper Jaffray

Prospectus dated July 17, 2019

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders, nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: neither we, the selling stockholders, nor any of the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Basis of presentation

Our fiscal year ends on January 31 of each year. References in this prospectus to a fiscal year mean the year in which that fiscal year ends. References in this prospectus to “fiscal 2017” or “our 2017 fiscal year” relate to the fiscal year ended January 31, 2017, references in this prospectus to “fiscal 2018” or “our 2018 fiscal year” relate to the fiscal year ended January 31, 2018 and references in this prospectus to “fiscal 2019” or “our 2019 fiscal year” relate to the fiscal year ended January 31, 2019.

Prospectus summary

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations” and the financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless the context indicates otherwise, the terms “Phreesia,” “the company,” “we,” “us” and “our” in this prospectus refer to Phreesia, Inc. References to the “selling stockholders” refer to the selling stockholders named in this prospectus.

Our mission

To create a better, more engaging healthcare experience.

Overview

We are a leading provider of comprehensive solutions that transform the healthcare experience by engaging patients in their care and enabling healthcare provider organizations to optimize operational efficiency, improve profitability and enhance clinical care. As evidenced in industry survey reports from KLAS, we have been recognized as a leader based on our integration capabilities with healthcare provider organizations, the broad adoption of our patient intake functionalities and by overall client satisfaction. Through the SaaS-based Phreesia Platform (the “Phreesia Platform” or “our Platform”), we offer healthcare provider organizations (our “provider clients”) a robust suite of solutions to manage the patient intake process and an integrated payments solution for secure processing of patient payments. Our Platform also provides life sciences companies with an engagement channel for targeted and direct communication with patients. In fiscal 2019, we facilitated more than 54 million patient visits for approximately 50,000 individual providers, including physicians, physician assistants and nurse practitioners, in nearly 1,600 healthcare provider organizations across all 50 states. We define a patient visit as an individual, in-person visit to a healthcare provider, which may include multiple visits by the same patient. Additionally, our Platform processed more than $1.4 billion in patient payments in fiscal 2019.

Patient intake is a complex and time-consuming process involving numerous tasks, including registration, insurance verification, patient questionnaires, patient-reported outcomes, or PROs, payments and scheduling. Inefficiencies during the intake process often result in lower patient and provider satisfaction, wasted time, missed revenue opportunities and diminished health outcomes. Phreesia was founded to revolutionize patient intake and to create a better, more engaging healthcare experience. We have created an integrated and streamlined system that automates data capture and engages patients before, during and after the point of care.

The Phreesia Platform manages the end-to-end patient intake process and encompasses a comprehensive range of services, including initial patient contact, registration, appointment scheduling, payments and post-appointment patient surveys. The Phreesia Platform securely collects and analyzes each patient’s information and provides engagement tools to efficiently guide each patient through their healthcare journey. We deploy our Platform across a range of modalities, including through patients’ mobile devices (Phreesia Mobile), through a web-based dashboard for providers (Phreesia Dashboard) and through our proprietary, self-service intake tablets (PhreesiaPads) and on-site kiosks (Arrivals Stations), all of which provide an individualized intake experience for each patient based on age, gender and appointment type. Our solutions are highly customizable and scalable to any size healthcare provider organization and can seamlessly integrate within a provider client’s workflows and leading Practice Management, or PM, and Electronic Health Record, or EHR, systems. Our Platform additionally allows for time-of-service and secure post-explanation of benefits integrated payments.

We serve an array of provider clients ranging from single-specialty practices, which include internal and family medicine, urology, dermatology and orthopedics, to large, multi-specialty groups such as Crystal Run Healthcare and Iowa Clinic and large health systems such as Ascension Medical Group and Baycare Health Systems. Our life sciences business additionally serves clients in the pharmaceutical, biotechnology and medical device industries, including 13 of the top 20 global pharmaceutical companies as measured by revenue in fiscal 2019.

The Phreesia Platform currently offers the following solutions to our clients:

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Our registration solution automates patient self-registration via Phreesia Mobile—either before or at the time of the patient’s visit—or through the use of a purpose-built PhreesiaPad or Arrivals Station for on-site check-in. The solution also includes the Phreesia Dashboard, which provider staff use to monitor and manage the intake process.

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Our patient activation solution enables providers to communicate with their patients through automated, tailored patient surveys, branded patient announcements and messaging and preventive screening outreach.

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Our revenue cycle solution provides insurance-verification processes, point-of-sale payments applications and cost estimation tools, which help providers maximize the timely collection of patient payments.

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Our clinical support solution collects clinical intake and PRO data for more than 25 specialties, enabling our clients to ask the right clinical questions of the right patients at the right time, and gather key data that aligns with their quality-reporting goals.

•	Our appointments solution provides a comprehensive appointment scheduling system to provider clients with applications for online appointments, reminders and referral tracking.

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Our life sciences solution provides a channel for our life sciences clients to deliver targeted and clinically relevant marketing content to patients, which allows them to have more informed conversations with their providers. We also enable our life sciences clients to receive direct patient feedback to incorporate into their business models.

The Phreesia Platform provides significant and measurable value to patients, healthcare provider organizations and life sciences companies. For patients, we provide a seamless, individualized intake experience and flexible payment options. For provider clients, we enable them to increase collections, streamline the referral process, improve quality measures, increase patient satisfaction and consistently collect key clinical, demographic and social data. Based on client feedback received and our internal analysis, we believe that the majority of our provider clients have been able to increase time-of-service collections. For life sciences clients, we increase patient awareness and education of their marketed products. Based on our analysis of client advertising campaigns conducted by Crossix and another data analytics company, which we commissioned, we believe patients exposed to a brand campaign using the Phreesia Platform are over four and a half times more likely, on average, to have a prescription filled for that product than control patients.

The success and continued evolution of our company has been due in large part to the talent and engagement of the entire Phreesia team. Our team members are key pillars of our success and fostering and developing their talent is central to our culture.

Based on the significant value we provide to our clients, we have experienced strong organic revenue growth over the last two fiscal years. Total revenue increased approximately 25% from $79.8 million in fiscal 2018 to $99.9 million in fiscal 2019. For the three months ended April 30, 2018 and 2019, our revenue was $23.9 million and $28.3 million, respectively. Adjusted EBITDA increased from a loss of $4.1 million in fiscal 2018 to income of $3.5 million in fiscal 2019. For the three months ended April 30, 2018 and 2019, our Adjusted EBITDA was $1.0 million and negative $0.3 million, respectively. See “Prospectus summary—Summary financial and other data” for more information as to how we define and calculate Adjusted EBITDA and for a reconciliation of net income, the most comparable GAAP measure, to Adjusted EBITDA.

Industry challenges and our opportunity

We develop and market solutions that increase efficiency, reduce costs and improve clinical effectiveness in the healthcare industry. We believe the following trends impacting the healthcare industry represent significant opportunities for us.

Inefficiency and waste amidst continually rising U.S. healthcare expenditure

According to the Centers for Medicare & Medicaid Services, or CMS, total U.S. healthcare spending was $3.6 trillion in 2018 and is expected to grow to $6.0 trillion, or 20% of GDP, by 2027. At the same time, research from the National Academy of Medicine estimated that approximately 30% of U.S. healthcare spending in 2018, or $1.1 trillion, was wasteful. Additionally, a study in the Journal of American Medical Association estimated that roughly 27%, or $300 billion, of total healthcare waste is administrative-related. Much of this excess spending relates to complex billing procedures, non-standardized practices and a lack of communication between front- and back-office operations, leading to increased costs, errors and inefficient use of providers’ time. Physician practices, burdened by these complex administrative and billing tasks, require extensive support staff to handle these challenges.

The patient intake process today is primarily manual, tedious, prone to costly errors and repetitive. By contrast, the Phreesia Platform provides an automated and comprehensive solution to address key provider pain points. As the leading patient intake platform, Phreesia increases staff and doctor efficiency and allows providers to maximize clinical time with patients, reduce administrative complexities and optimize the delivery of care.

Increasing patient financial responsibility in healthcare

As healthcare expenditures continue to rise, employers and health systems have shifted more of the cost to patients through increased cost sharing and the use of high-deductible health plans. These trends have resulted in significant increases in out-of-pocket patient spending, which CMS expects to total $586 billion by 2027. The emergence of the patient as a major payer of healthcare is a dramatic shift in the industry payment landscape, which requires provider staff to obtain payment from the patient before and after the point of care. These tasks are best accomplished with more automated registration, billing and collection workflows, as well as patient-centric payment options. Against this backdrop, patients have historically struggled to understand their bills. According to a McKinsey & Company analysis, by some estimates, healthcare provider organizations collect only half of patient balances after initial visit, which contributes to incremental financial pressure.

Phreesia’s comprehensive digital payment platform enables providers to more effectively engage patients and increase collections. Our robust suite of revenue cycle solutions drives profitability, increases transparency and enhances the patient financial experience.

Increasing consumerism in healthcare

As patients pay an ever-growing share of their healthcare costs, they are increasingly demanding higher quality care, increased cost transparency, shared decision making and convenience. As such, patient experience and satisfaction are becoming important priorities for providers as they compete to attract and retain new patients. Moreover, pharmaceutical companies are increasingly becoming more patient-centric due to increased competition and development of more targeted therapies.

We believe the Phreesia Platform drives improved patient satisfaction and education, efficiency and overall quality of care. Our Platform provides an end-to-end patient intake solution that engages patients directly on their device of choice (Phreesia Mobile, PhreesiaPad or Arrivals Station) to provide streamlined, self-service patient intake and empowers providers with intuitive, cloud-based software that drives actionable insights. Our automated and integrated intake solution allows us to achieve high levels of patient utilization, providing us and our provider clients with important access to patients at key moments of their care. We also help educate patients about relevant treatment options to encourage more engaging provider interaction, and we give pharmaceutical companies an effective channel to incorporate the patient voice in to their business models in an increasingly competitive, patient-centric healthcare environment.

Ongoing shift to value-based reimbursement models

The U.S. healthcare system has been shifting toward alternative payment models, in which healthcare provider organizations share financial risk and are reimbursed based on patients’ experience and outcomes, based on a review by the Health Care Payment & Learning Action Network. According to the American Hospital Association, the shift to these models requires healthcare provider organizations to manage new challenges related to measurement and reporting, population health management, care coordination and other patient demands, all of which may require additional staff and capabilities.

The Phreesia Platform provides real-time insights necessary to improve outcomes in a value-based operating model. We utilize industry-accepted PROs and clinical screening tools that have been developed by third parties and tested for reliability, sensitivity and validity. These PROs allow our healthcare provider clients to close gaps in care, identify successful treatments and engage patients in their care. At the same time, our ability to streamline the intake process and critical workflows improves provider and staff efficiency, allowing for optimal allocation of resources to manage the demands of a value-based care model.

Increasing focus on personalized healthcare solutions

We believe that the treatment and prevention of disease are becoming increasingly personalized, driven by technological advancements in the use of patient-specific health, lifestyle/environmental, genomic and other data to diagnose, treat and prevent disease at a personalized level. According to the Journal of the American Medical Association, pharmaceutical companies currently spend a substantial portion of their direct-to-consumer marketing dollars on television and print to reach large patient populations with chronic conditions such as diabetes and pain, which we believe is not as effective as targeted outreach. As new therapies, including those for smaller patient populations, are brought to market, pharmaceutical companies need cost-efficient marketing channels and capabilities to promote new medicines.

Phreesia’s high levels of patient engagement and robust targeting capabilities create an attractive marketing channel for life sciences companies to reach and inform targeted patient populations while they are seeking care which empowers patients to have informed conversations with their physician about their care plan and treatment options.

Our market opportunity

The Phreesia Platform serves a range of provider clients, including single-specialty practices, multi-specialty groups and large health systems. Through our life sciences solutions, we provide services to large and small pharmaceutical, medical device and biotechnology companies. We believe the current addressable market for our Platform and services is approximately $7 billion and is derived from: (1) the potential subscription-based revenue generated from the approximately 890,000 U.S.-based ambulatory care providers currently taking medical appointments, (2) consumer-related transaction and payment processing fees, which are based on a percentage of payments that can be processed via the Phreesia Platform, and (3) a portion of the $6 billion spent by life sciences companies on direct-to-consumer prescription drug marketing. As we develop new products and services on the Phreesia Platform, we expect our total addressable market to grow. Our recent entry into acute-care organizations is an example of a new market offering that is not included in our current addressable market.

Our value proposition

We are focused on creating a better, more engaging healthcare experience for patients, healthcare provider organizations and life sciences companies. We believe our solutions provide a unique value proposition that is differentiated from what is offered by the traditional healthcare system.

Value proposition for patients

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Improved patient experience. Our Platform streamlines the patient intake process and provides consumer-centric options for check-in. We pre-populate information from prior visits, minimizing the frustration of repetitive questions during the intake process and streamlining the information for review by a clinician by the time the patient reaches the exam room. We also offer patients a convenient, flexible, secure intake experience that saves time and reduces the confusion and anxiety around payments. Additionally, our cost estimation tool allows patients to receive an accurate estimate of their out-of-pocket spend for a particular service prior to receiving care. Patients are also able to save time by requesting appointments directly on their healthcare provider organization’s website using our technology.

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Flexible payment options. Our Platform gives patients flexibility and choice in how they pay for healthcare services. Patients are able to pay upfront or set up an automated payment plan that adheres to the provider client’s financial policies. Patients can also choose to pay online on their provider’s website or place a card on file. Our Platform also removes the need for difficult payment-related conversations with staff and ensures a level of personal privacy throughout the transaction.

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Engagement in care. By leveraging the power of self-service and providing individualized, flexible intake solutions, we engage patients early in their healthcare journey and empower them to be more active in their care decisions.

Value proposition for healthcare provider organizations

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Simplify operations and enhance staff efficiency. We enable healthcare provider organizations to streamline operations through automated patient intake and payments that are integrated into existing workflows and PM and EHR systems. By automating the numerous tasks of the intake process, our provider clients have been able to save time on patient check-ins.

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Improve cash flow and profitability. We enable our provider clients to increase collections and reduce costs. Based on client feedback received and our internal analysis, we believe that our flexible patient payment options, including card on file, have led to an increase in time-of-service collections for the majority of our provider clients. Our automated eligibility and benefits verification solution also reduces the number of denied claims.

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Enhance clinical quality. We enable our provider clients to more efficiently and effectively capture the right clinical information to meet their clinical goals and align with quality reporting initiatives. We administered more than five million PROs, such as depression screeners and health risk assessments, in fiscal 2019. Our logic-driven targeting and delivery of PROs and other questionnaires help providers identify and target at-risk patients in need of specific care and reduce errors by avoiding the need to manually gather the information.

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Improve patient experience. We simplify the patient intake process to drive higher patient satisfaction, retention and engagement. Our streamlined intake and payments offering provides a consumer-friendly experience and engages patients to take control of their care. Through our patient surveys, providers are able to conduct outreach to patients within 24 hours of visit and generate real-time feedback that informs and drives improvement efforts.

Value proposition for life sciences organizations

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Targeted, direct digital marketing. We provide life sciences companies with a channel to identify, reach, educate and communicate with patients when they are most receptive and actively seeking care. Our data-driven solutions provide custom, targeted patient outreach based on various clinical, environmental and social data, allowing our clients to engage patients with clinically relevant medical content to help facilitate conversations with their providers about treatment options.

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Improve brand conversion and adherence. Our data and analytics capabilities identify patient populations that align with our life sciences clients’ target audiences. Based on our analysis of client advertising campaigns conducted by Crossix and another data analytics company, which we commissioned, we believe patients exposed to a brand campaign using the Phreesia Platform are over four and a half times more likely, on average, to have a prescription filled for that product than control patients. Integration with our point-of-care solutions, which engage our patients in their own care, increases incremental prescriptions with existing patients, driving an adherence benefit and strong return to our clients.

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Feedback from patient voice. Our Patient Insights solution provides a channel for our life sciences clients to deliver real-time, dynamic surveys to highly targeted patients and capture direct patient feedback.

Our competitive strengths

Market leadership. We believe the Phreesia Platform is the most comprehensive and scalable patient intake and payments solution in the market, placing us at the point of care and in the center of the patient-provider relationship. Phreesia is an industry leader in market share and user engagement, with approximately 50,000 individual providers in nearly 1,600 healthcare provider organizations. We were named the 2019 KLAS Category Leader for Patient Intake Management based on survey data from healthcare provider organizations on areas such as integration, implementation support and overall client satisfaction. A 2018 KLAS report also ranked Phreesia as having the broadest adoption of its patient intake functionalities.

Scalable SaaS-based platform embedded in mission-critical daily workflows. Our Platform seamlessly integrates into our provider clients’ daily workflows with bi-directional integration into 21 of the leading PM and EHR systems collectively representing the majority of the total PM and EHR market. These robust integrations provide real-time exchange of clinical, demographic and financial information. For example, customized consent forms and questionnaires are uploaded directly into a provider clients’ PM or EHR system immediately upon completion, which reduces staff time spent on administrative tasks. Our feature-rich SaaS technology architecture is highly scalable across healthcare provider organizations of all sizes, from small independent practices to large health systems with multiple locations, enabling us to implement our solutions quickly and cost-effectively.

Integrated payment platform. The integration of payments within our patient intake platform creates a seamless experience for both patients and providers and results in increased payments for healthcare provider organizations and revenue for Phreesia. Compared with disparate payment platforms and manual reconciliation processes, the Phreesia Platform automatically posts payments in real-time to a provider client’s PM system, creating material time and cost efficiencies for our provider clients. Our revenue cycle solutions, such as card on file, online payments and payment plans, provide convenient payment options for patients, lower bad debt expense for provider clients and reduce payment-related tasks for their staff.

Significant and measurable return on investment. We actively measure and report performance metrics for our provider clients, demonstrating significant and sustainable return on investment in multiple impact areas, often as early as 30-60 days after launch. Example impact areas include: increased collections, expanding staff and provider capacity, optimizing profitability, improving patient experience, and enhancing clinical care.

Proven ability to innovate and meet the evolving needs of our clients. We have demonstrated the ability to quickly and reliably incorporate new applications into the Phreesia Platform to address the myriad of challenges facing healthcare provider organizations and we continue to evaluate the most impactful innovations that will drive a better healthcare experience. Our solution was initially designed as a patient check-in and messaging tool, but it has rapidly evolved into a comprehensive patient intake and payment platform designed to keep pace with evolving demand from patients and providers. We have introduced multiple new applications in the last three years, including Phreesia Mobile, which allows patients to check in conveniently from their own device and has significantly increased patient utilization and overall patient engagement, and Payment Assurance, which eliminates many of the manual tasks required to bill a patient.

Attractive, highly scalable financial model. Our revenue is largely derived from recurring monthly subscriptions and re-occurring payment processing fees, which should increase with growth of our client base and the ongoing shift of healthcare costs to patients. We have successfully expanded our products sold to existing clients by adding incremental providers and offering additional solutions to these clients. This has led to a 26% increase in average revenue per provider client from fiscal 2018 to fiscal 2019. As our provider clients continue to add more providers to our Platform, we benefit from increased scale and strong unit economics. Our highly recurring revenue and strong client retention is evidenced by our 107% annual dollar-based net retention rate for provider clients in fiscal 2019.

Founder-led and deeply experienced management team with strong culture. Our founders, Chaim Indig and Evan Roberts, are pioneers in patient intake who have led our company through consistent and rapid growth over the past 14 years. Our senior leadership team has extensive healthcare, technology and payment knowledge and expertise, and an average 10-year tenure with Phreesia. Additionally, our dedicated sales, implementation, support and development teams also have significant healthcare, technology and payment experience and are a key competitive advantage to our success in the marketplace.

Attracting and retaining top talent is a high priority for us. Our strong company culture and investment in the long-term career growth for our people is evidenced by their long tenure with our organization. We believe our success is due in large part to the continued engagement of our talented and committed team. Modern Healthcare magazine recognized Phreesia as one of the “Best Places to Work in Healthcare” for the last three consecutive years, optimally positioning us to continue to attract top healthcare and technology talent.

Our growth strategies

The success of our business depends on acquiring new provider clients and increasing utilization among our existing provider clients, which in turn drives growth across our Platform and solutions. We believe we are well-positioned to benefit from a number of prevailing industry tailwinds across patient intake, patient payments and life sciences marketing. We intend to continue to proactively grow the business through the following strategies:

•	Expanding our Platform to new healthcare provider organizations
•	Deepening our relationship with existing provider clients
•	Continuing to innovate and leverage our Platform to optimize healthcare delivery
•	Pursuing opportunistic strategic investments, partnerships and acquisitions
•	Enhancing our margins through continued strategic growth

Risk factors summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	We have experienced net losses in the past and we may not achieve profitability in the future.

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The healthcare industry is rapidly evolving and the market for technology-enabled services that empower healthcare consumers is relatively immature and unproven. If we are not successful in promoting the benefits of our Platform, our growth may be limited.

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We have grown rapidly in recent periods, and if we fail to manage our growth effectively, our expenses could increase more than expected, our revenue may not increase and we may be unable to implement our business strategy.

•	We derive a significant portion of our revenues from our largest clients.

•	We may potentially compete with our clients or partners, which may adversely affect our business.

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We are subject to data privacy and security laws and regulations governing our collection, use, disclosure, or storage of personally identifiable information, including personal health information, which may impose restrictions on us and our operations and subject us to penalties if we are unable to fully comply with such laws.

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Privacy concerns or security breaches relating to our Platform could result in economic loss, damage our reputation, deter users from using our products, and expose us to legal penalties and liability.

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If we are unable to obtain, maintain and enforce intellectual property protection for our technology and products or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology and products substantially similar to ours, and our ability to successfully commercialize our technology and products may be adversely affected.

•	We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

•	If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

Implications of being an emerging growth company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer,” under the rules of the U.S. Securities and Exchange Commission, or SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior July 31st, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards. Therefore, we will not be subject to the same transition period for new or revised accounting standards as other public companies that are not emerging growth companies. While we have elected the exemption permitted under JOBS Act to adopt new or revised accounting standards until such time as those standards apply to private companies, we are permitted to early adopt new or revised accounting standards for which the respective standard allows for early adoption.

Channels for disclosure of information

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, and public conference calls and webcasts.

Company and other information

We were incorporated under the laws of the State of Delaware in 2005. Our principal executive office is located at 432 Park Avenue South, 12th Floor, New York, New York 10016, and our telephone number is (888) 654-7473. Our website address is http://www.phreesia.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

This summary highlights information contained elsewhere in this prospectus. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus, “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations.” As used in this prospectus, unless the context otherwise requires, references to the “company,” “we,” “us” and “our” refer to Phreesia, Inc.

The offering

Common stock offered by us	7,812,500 shares

Common stock offered by the selling stockholders	1,475,694 shares

Common stock to be outstanding immediately after this offering	35,506,825 shares

Underwriters’ option to purchase additional shares	The selling stockholders have granted a 30-day option to the underwriters to purchase up to an aggregate of 1,393,229 additional shares of common stock to cover over-allotments at the initial public offering price less underwriting discounts and commissions.

Use of proceeds	We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $125.8 million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock in this offering by the selling stockholders, including from any exercise by the underwriters of their option to purchase additional shares.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We will use a portion of the net proceeds from this offering to pay a cash dividend to the holders of shares of our Senior A preferred stock and our Senior B preferred stock, which shares we refer to collectively as the Senior Convertible preferred stock. We also intend to use a portion of the net proceeds from this offering to repay all of our revolving line of credit with Silicon Valley Bank. We intend to use the remaining net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. See “Risk factors—We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.”

For a more complete description of our intended use of the proceeds from this offering, see “Use of proceeds.”

Risk factors	You should carefully read the “Risk factors” section of this prospectus beginning on page 19 for a discussion of factors that you should consider before deciding to invest in our common stock.

Proposed symbol	“PHR.”

Directed share program	At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to our employees, as well as friends and family members of such individuals. If these persons purchase shares, this will reduce the number of shares of common stock available for sale to the public. Participants in this directed share program will not be subject to lock-up or market standoff restrictions with the underwriters or with us with respect to any shares purchased through the directed share program.

Dividend policy	The terms of our sixth amended and restated certificate of incorporation, as amended and in effect immediately prior to the closing of this offering, or the pre-offering certificate of incorporation, provide that each share of our Senior Convertible preferred stock accrues, from and after the date of the issuance, cash dividends at the rate per annum of 8% of the original issue price applicable to such share of Senior Convertible preferred stock. Our Junior Convertible preferred stock and redeemable preferred stock do not accrue any dividends. The accruing dividend on the Senior Convertible preferred stock is payable to the holders of shares of our Senior Convertible preferred stock upon the closing of this offering.

Based on an assumed closing date for this offering of July 22, 2019, and an initial public offering price of $18.00 per share, we expect to pay an aggregate accrued cash dividend of approximately $15.0 million to holders of our Senior Convertible preferred stock at the closing of this offering.

The cash dividend will not be paid on any shares of our common stock purchased in this offering. We do not pay dividends on our common stock and do not anticipate paying any dividends on our common stock for the foreseeable future. Any future determinations relating to our dividend policy will be made at the discretion of our board of directors and will depend on various factors.

See the section entitled “Dividend policy” on page 62.

The number of shares of our common stock to be outstanding after this offering is based on 2,024,519 shares of our common stock outstanding as of April 30, 2019 and an additional 25,311,535 shares of our common stock issuable upon the automatic conversion of all outstanding shares of our convertible preferred stock upon the closing of this offering, and excludes:

•

3,582,540 shares of common stock issuable upon the exercise of stock options outstanding as of April 30, 2019 under our Amended and Restated 2006 Stock Option and Grant Plan, as amended, or the 2006 Plan, at a weighted average exercise price of $1.55 per share;

•

2,460,614 shares of common stock issuable upon the exercise of stock options outstanding as of April 30, 2019 under our 2018 Stock Option and Grant Plan, as amended, or the 2018 Plan, at a weighted average exercise price of $6.10 per share;

•	390,794 shares of our common stock subject to restricted stock units, or RSUs, outstanding as of April 30, 2019 under the 2018 Plan;

•	188,716 shares of common stock issuable upon the exercise of stock options granted after April 30, 2019, at a weighted-average exercise price of $11.89 per share under the 2018 Plan;

•	58,589 shares of our common stock subject to RSUs granted after April 30, 2019 under the 2018 Plan;

•	406,685 shares of our common stock issuable upon the exercise of warrants outstanding as of April 30, 2019 to purchase common stock at a weighted average exercise price of $4.56 per share;

•

153,041 shares of our common stock issuable upon the exercise of warrants outstanding as of April 30, 2019 to purchase convertible preferred stock at a weighted average exercise price of $6.59 per share;

•	358,244 shares of our redeemable preferred stock issuable upon the exercise of a warrant outstanding as of April 30, 2019, which will be cancelled upon the closing of this offering;

•

195,388 shares of common stock available for future issuance as of April 30, 2019 under the 2018 Plan, which ceased to be available for issuance at the time that our 2019 Stock Option and Incentive Plan, or the 2019 Plan, became effective;

•	42,560,530 shares of our redeemable preferred stock, which will be cancelled upon the closing of this offering;

•

2,139,683 shares of our common stock reserved for future issuance under our 2019 Plan, which became effective upon the effectiveness of the registration statement of which this prospectus is a part; and

•

855,873 shares of our common stock reserved for issuance under our 2019 Employee Stock Purchase Plan, which became effective on the date on which the registration statement of which this prospectus is a part.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•	the filing of our amended and restated certificate of incorporation effective upon the closing of this offering;

•	the adoption of our amended and restated bylaws, which became effective on the date on which the registration statement of which this prospectus is part was declared effective;

•

the automatic conversion of all outstanding shares of our Junior Convertible preferred stock and our Senior Convertible preferred stock, which we refer to collectively herein as our convertible preferred stock, into an aggregate of 25,311,535 shares of common stock upon the closing of this offering;

•	the cancellation of 42,560,530 shares of our redeemable preferred stock upon the closing of this offering;

•

a warrant to purchase 489,605 shares of our Junior Convertible preferred stock and 358,244 shares of our redeemable preferred stock (the “Junior Warrant”) outstanding as of April 30, 2019 becoming a warrant to purchase an aggregate of 222,819 shares of common stock, at a weighted-average exercise price of $0.02, upon the closing of this offering, and whereby the portion of the warrant exercisable for 358,244 shares of our redeemable preferred stock will be cancelled upon the closing of this offering;

•

warrants to purchase 672,560 shares of our Senior A preferred stock outstanding as of April 30, 2019 becoming warrants to purchase an aggregate of 306,082 shares of common stock, at a weighted-average exercise price of $6.59, upon the closing of this offering;

•

no settlement of RSUs or exercise of options or warrants outstanding as of April 30, 2019, other than (i) the automatic cashless exercise of a warrant to purchase 116,232 shares of our Senior A preferred stock which, based on an assumption that the fair market value of our common stock for purposes of automatic exercise under the warrant will be equal to the initial public offering price of $18.00 per share, and assuming the automatic conversion of the shares of Senior A preferred stock issued pursuant to such automatic cashless exercise into shares of common stock, would result in the issuance of 38,730 shares of our common stock upon the closing of this offering; (ii) the cashless exercise of the Junior Warrant which, based on an assumption that the fair market value of our common stock for purposes of cashless exercise under the Junior Warrant will be equal to the initial public offering price of $18.00 per share, and assuming the automatic conversion of the shares of Junior Convertible preferred stock issued pursuant to such cashless exercise into shares of common stock (and the automatic cancellation of the shares of redeemable preferred stock subject to such Junior Warrant) would result in the issuance of 222,547 shares of our common stock upon the closing of this offering; and (iii) the cashless exercise of a warrant to purchase 336,280 shares of our Senior A preferred stock which, based on an assumption that the fair market value of our common stock for purposes of cashless exercise under the warrant will be equal to the initial public offering price of $18.00 per share, and assuming the automatic conversion of the shares of Senior A preferred stock issued pursuant to such cashless exercise into shares of common stock, would result in the issuance of 96,994 shares of our common stock upon the closing of this offering;

•

for purposes of any automatic cashless automatic exercise of warrants, that the fair market value of our common stock immediately prior to the closing of this offering exceeds the exercise price of such warrant;

•	no settlement of outstanding RSUs subsequent to April 30, 2019;

•	no exercise by the underwriters of their option to purchase up to 1,393,229 additional shares of common stock from the selling stockholders in this offering; and

•	a 1-for-2.1973 reverse stock split of our common stock effected on July 3, 2019.

Summary financial and other data

You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations” sections of this prospectus. We have derived the statement of operations data for fiscal 2018 and fiscal 2019 and the balance sheet data as of fiscal 2019 from our audited financial statements and the related notes thereto appearing at the end of this prospectus. The statements of operations data for three months ended April 30, 2018 and 2019 and the balance sheet data as of April 30, 2019 are derived from unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair presentation of the unaudited interim financial statements. Our historical results are not necessarily indicative of results that may be expected in the future, and the results for the three months ended April 30, 2019 and are not necessarily indicative of results to be expected for the full year or any other period. The summary financial data in this section is not intended to replace the financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the financial statements and related notes thereto included at the end of this prospectus.

	Fiscal year ended January 31,		Three months ended April 30,
(in thousands, except per share data)	2018	2019	2018	2019

Statement of operations data:
Revenue
Subscription and related services	$32,430	$43,928	$10,002	$12,683
Payment processing fees	28,671	36,881	9,232	11,557
Life sciences	18,733	19,080	4,637	4,070

Total revenue	$79,834	$99,889	$23,871	$28,310

Expenses
Cost of revenue (excluding depreciation and amortization)	12,562	15,105	3,223	3,996
Payment processing expense	17,209	21,892	5,590	6,949
Sales and marketing	24,761	26,367	6,247	7,702
Research and development	11,377	14,349	3,109	4,299
General and administrative	18,838	20,076	4,928	6,245
Depreciation	6,832	7,552	1,772	2,155
Amortization	2,808	4,042	913	1,219

Total expenses	$94,387	$109,382	$25,781	$32,564
Operating loss	$(14,553)	$(9,494)	$(1,910)	$(4,255)

Other income (expense)
Other income (expense)	602	(7)	(175)	(1,145)
Change in fair value of warrant liability	(598)	(2,058)	(291)	(423)
Interest income (expense)	(3,642)	(3,504)	(848)	(804)

Total other income (expense)	$(3,639)	$(5,568)	$(1,314)	$(2,372)

Loss before provision for income taxes	$(18,192)	$(15,062)	$(3,224)	$(6,627)

Provision for income taxes	—	—	—	(68)

Net loss	$(18,192)	$(15,062)	$(3,224)	$(6,695)
Accretion of redeemable preferred stock	$(19,981)	$(30,199)	$(2,490)	$(7,863)

	Fiscal year ended January 31,		Three months ended April 30,
(in thousands, except per share data)	2018	2019	2018	2019
Net loss attributable to common stockholders	$(38,173)	$(45,261)	$(5,713)	$(14,558)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(24.81)	$(24.53)	$(3.29)	$(7.23)

Weighted-average common shares outstanding, basic and diluted(1)	1,539	1,845	1,734	2,014

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)	—	$(0.53)	—	$(0.24)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(1)	—	28,026	—	28,195

(1)	See Note 13 to our financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders and unaudited basic and diluted pro forma net loss per share attributable to common stockholders.

	As of April 30, 2019
(in thousands)	Actual	Pro forma(1)	Pro forma as adjusted(2)
Balance sheet data:
Cash and cash equivalents	$5,913	$5,913	$101,537
Total assets	68,107	68,107	161,500
Long-term debt and capital leases, net of discount, including current portion	37,979	37,979	22,803
Preferred stock warrant liability	5,921	—	—
Redeemable preferred stock	214,353	—	—
Common stock and additional paid in capital	20	205,339	330,520
Total stockholders’ equity (deficit)	(224,063)	(18,744)	106,437

	As of and for fiscal year ended January 31,		As of and for three months ended April 30,
	2018	2019	2018	2019

Non-GAAP measures and other data:
Provider clients (average over period)(3)	1,416	1,490	1,450	1,549
Average revenue per provider client (4)	$43,163	$54,231	$13,265	$15,649
Patient payment volume (in millions)(5)	$1,106	$1,446	$360	$461
Annual dollar-based net retention rate (end of period)(6)	111%	107%	—	—
Adjusted EBITDA (in thousands)(7)	$(4,109)	$3,548	$1,027	$(282)
Free cash flow (in thousands)(8)	$(23,107)	$(11,963)	$(2,855)	$(692)

(1)	The pro forma balance sheet data give effect to:

•	the filing and effectiveness of our amended and restated certificate of incorporation;

•	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 25,311,535 shares of common stock upon the closing of this offering;

•	the cancellation of 42,560,530 shares of our redeemable preferred stock upon the closing of this offering;

•

a warrant to purchase 489,605 shares of our Junior Convertible preferred stock and 358,244 shares of our redeemable preferred stock becoming a warrant to purchase an aggregate of 222,819 shares of common stock (the “Junior Warrant”), at a weighted-average exercise price of $0.02, upon the closing of this offering, and whereby the portion of the warrant exercisable for 358,244 shares of our redeemable preferred stock will be cancelled upon the closing of this offering;

•

warrants to purchase 672,560 shares of our Senior A preferred stock becoming warrants to purchase an aggregate of 306,082 shares of common stock, at a weighted-average exercise price of $6.59, upon the closing of this offering;

•

the automatic cashless exercise of a warrant to purchase 116,232 shares of our Senior A preferred stock, which, based on an assumption that the fair market value of our common stock for purposes of automatic exercise under the warrant will be equal to the initial public offering price of $18.00 per share, and assuming the automatic conversion of the shares of Senior A preferred stock issued pursuant to such automatic cashless exercise into shares of common stock, would result in the issuance of 38,730 shares of our common stock upon the closing of this offering;

•

for purposes of any automatic cashless automatic exercise of warrants, that the fair market value of our common stock immediately prior to the closing of this offering exceeds the exercise price of such warrant; and

•

the payment of an accrued dividend to holders of 22,871,507 shares of our Senior Convertible preferred stock in the aggregate amount of $15.0 million, which becomes due and payable to such holders upon the conversion of all such shares into an aggregate of 10,408,818 shares of common stock upon the closing of this offering. The cash dividend is calculated based on an assumed closing date for this offering of July 22, 2019, and an initial public offering price of $18.00 per share.

(2)	The pro forma as adjusted balance sheet data give further effect to (i) our issuance and sale of 7,812,500 shares of our common stock in this offering at an initial public offering price of $18.00 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and after the application of a portion of our net proceeds from this offering to fully repay our revolving credit facility balance under our Silicon Valley Bank loan, which had an outstanding balance of $17,675,556, as of July 8, 2019 ($15,175,556 as of April 30, 2019); (ii) our issuance of 222,547 shares of common stock upon the cashless exercise of the Junior Warrant in connection with this offering, based on an assumption that the fair market value of our common stock for purposes of cashless exercise under the Junior Warrant is equal to the initial public offering price of $18.00 per share; and (iii) our issuance of 96,994 shares of common stock upon the cashless exercise of a warrant to purchase 336,280 shares of our Series A preferred stock in connection with this offering, based on an assumption that the fair market value of our common stock for purposes of the cashless exercise under such warrant is equal to the initial public offering price of $18.00 per share.

(3)	We define provider clients as the average number of healthcare provider organizations that generate revenue each month during the applicable period. See “Management’s discussion and analysis of financial condition and results of operations” for additional information regarding our calculation.

(4)	We define average revenue per provider client as the total subscription and related services and payment processing revenue generated from provider clients in a given period divided by the average number of provider clients that generate revenue each month during that same period. See “Management’s discussion and analysis of financial condition and results of operations” for additional information regarding our calculation.

(5)	We measure patient payment volume as the total dollar volume of transactions between our provider clients and their patients utilizing our payment platform, including via credit and debit cards, cash and check. See “Management’s discussion and analysis of financial condition and results of operations” for additional information regarding our calculation.

(6)	We calculate annual dollar-based net retention rate by summing the monthly subscription fees and payment processing revenue of all provider clients that have had revenue during the one-year period prior to the calculation period and comparing it with the sum of the monthly subscription fees and payment processing revenue (net of contraction, churn and expansion) for the same set of provider clients in the calculation period. Contraction is defined as a reduction in revenue for a client and expansion is defined as an increase in revenue for a client in the calculation period as compared to the prior period. A client who churns is a client whose revenue in the calculation period is zero. We calculate annualized dollar-based net retention rate by taking a geometric mean of the monthly rates over an annual period. We define our base revenue as the aggregate subscription fees (excluding related services revenue) and payment processing revenue of our provider client base as of the date one year prior to the date of calculation. We define our retained revenue net of contraction, churn and expansion as the aggregate subscription fees (excluding related services revenue) and payment processing revenue of the same provider client base included in our measure of base revenue at the end of the period being measured. See “Management’s discussion and analysis of financial condition and results of operations” for additional information regarding our calculation.

(7)	Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income or loss or any other performance measure derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of our liquidity. We define Adjusted EBITDA as net income or loss, before net interest expense (income), provision for income taxes, depreciation and amortization, and before non-cash based compensation expense, non-cash change in fair value of warrant liability and other income (expense), net. We have provided below a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure. We have presented Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short and long-term operational plans. In particular, we believe that the exclusion of the amounts eliminated in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are as follows:

•

although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

Adjusted EBITDA does not reflect: (1) changes in, or cash requirements for, our working capital needs; (2) the potentially dilutive impact of non-cash stock-based compensation; or (3) tax payments that may represent a reduction in cash available to us; (4) net interest expense/(income); and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA along with other GAAP-based financial performance measures, including various cash flow metrics, net loss, and our GAAP financial results. The following table presents a reconciliation of Adjusted EBITDA to net loss for each of the periods indicated:

	Fiscal year ended January,		Three months ended April 30,
(in thousands, unaudited)	2018	2019	2018	2019
Net loss	$(18,192)	$(15,062)	$(3,224)	$(6,695)
Interest (income) expense, net	3,642	3,504	848	804
Depreciation and amortization	9,640	11,594	2,685	3,374
Stock-based compensation expense	805	1,447	252	599
Change in fair value of warrant liability	598	2,058	291	423
Income tax provision	—	—	—	68
Other (income) expense, net	(602)	7	175	1,145

Adjusted EBITDA	$(4,109)	$3,548	$1,027	$(282)

(8)	Free cash flow is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic investments, partnerships and acquisitions and strengthening our financial position.

We calculate free cash flow as net cash flow from operating activities less purchases of property and equipment and capitalized internal-use software development costs.

The following table presents a reconciliation of free cash flow from net cash used in operating activities, the most directly comparable GAAP financial measure, for each of the periods indicated:

	Fiscal year ended January 31,		Three months ended April 30,
(in thousands)	2018	2019	2018	2019
Net cash (used in) provided by operating activities	$(11,142)	$(2,130)	$(923)	$2,033
Less:
Purchases of property and equipment	(6,590)	(4,724)	(719)	(1,314)
Capitalized internal-use software	(5,375)	(5,109)	(1,213)	(1,411)

Free cash flow	$(23,107)	$(11,963)	$(2,855)	$(692)

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our audited annual financial statements and notes thereto and the “Management’s discussion and analysis of financial condition and results of operations” section of this prospectus before deciding whether to purchase shares of our common stock. If any of the following risks are realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operation.

Risks relating to our business and industry

We have experienced net losses in the past and we may not achieve profitability in the future.

We have incurred significant operating losses since our inception. For fiscal 2019 and fiscal 2018 and the three months ended April 30, 2019, we had a net loss of $15.1 million, $18.2 million and $6.7 million, respectively, and a loss from operations of $9.5 million, $14.6 million and $4.3 million, respectively. Our operating expenses may increase substantially in the foreseeable future as we continue to invest to grow our business and build relationships with our clients and partners, develop our Platform, develop new solutions and comply with being a public company. We expect to incur significant additional expenses as a public company. These efforts may prove to be more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. In addition, to the extent we are successful in increasing our client base, we could incur increased losses because significant costs associated with entering into client agreements are generally incurred up front, while revenue is generally recognized ratably over the term of the agreement. As a result, we may need to raise additional capital through equity and debt financings in order to fund our operations. If we are unable to effectively manage these risks and difficulties as we encounter them, our business, financial condition and results of operations may suffer.

The healthcare industry is rapidly evolving and the market for technology-enabled services that empower healthcare consumers is relatively immature and unproven. If we are not successful in promoting the benefits of our Platform, our growth may be limited.

The market for our products and services is subject to rapid and significant changes. The market for technology-enabled services that empower healthcare consumers is characterized by rapid technological change, new product and service introductions, increasing patient financial responsibility, consumerism and engagement, the ongoing shift to value-based care and reimbursement models, and the entrance of non-traditional competitors. In addition, there may be a limited-time opportunity to achieve and maintain a significant share of this market due in part to the rapidly evolving nature of the healthcare and technology industries and the substantial resources available to our existing and potential competitors. The market for technology-enabled services that empower healthcare consumers is relatively new and unproven, and it is uncertain whether this market will achieve and sustain high levels of demand and market adoption.

In order to remain competitive, we are continually involved in a number of projects to compete with these new market entrants by developing new services, growing our client base and penetrating new markets. Some of these projects include the expansion of our integration capabilities with additional EHR and PM solutions , the expansion of our mobile platform, and the recent roll-out of our cost estimation features. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of acceptance by our clients. Our integration partners may also decide to develop and offer their own patient engagement solutions that are similar to our Platform offerings.

Our success depends on providing high-quality products and services that healthcare providers use to improve clinical, financial and operational performance and which are used and positively received by patients. If we cannot adapt to rapidly evolving industry standards, technology and increasingly sophisticated and varied healthcare provider and patient needs, our existing technology could become undesirable, obsolete or harm our reputation. We must continue to invest significant resources in our personnel and technology in a timely and cost-effective manner in order to enhance our existing products and services and introduce new high-quality products and services that existing clients and potential new clients will want. Our operating results would also suffer if our innovations are not responsive to the needs of our existing clients or potential new clients, are not appropriately timed with market opportunity, are not effectively brought to market or significantly increase our operating costs. If our new or modified product and service innovations are not responsive to the preferences of healthcare providers and their patients, emerging industry standards or regulatory changes, are not appropriately timed with market opportunity or are not effectively brought to market, we may lose existing clients or be unable to obtain new clients and our results of operations may suffer.

We believe demand for our products and services has been driven in large part by increasing patient responsibility, engagement and consumerism, high deductible health plans and declining reimbursements. According to the American Hospital Association, the shift to value-based reimbursement models requires healthcare provider organizations to manage new challenges related to measurement and reporting, population health management, care coordination and other patient demands, all of which may require additional staff and capabilities. Our ability to streamline the intake process and critical workflows in order to improve provider and staff efficiency and allow for optimal allocation of resources will be critical to our business. Our success also depends to a substantial extent on the ability of our Platform to increase patient engagement, and our ability to demonstrate the value of our Platform to provider clients, patients and life science companies. If our existing clients do not recognize or acknowledge the benefits of our Platform or our Platform does not drive patient engagement, then the market for our products and services might not develop at all, or it might develop more slowly than we expect, either of which could adversely affect our operating results.

In addition, we have limited insight into trends that might develop and affect our business. We might make errors in predicting and reacting to relevant business, legal and regulatory trends and healthcare reform, which could harm our business. If any of these events occur, it could materially adversely affect our business, financial condition or results of operations.

Finally, our competitors may have the ability to devote more financial and operational resources than we can to developing new technologies and services, including services that provide improved operating functionality, and adding features to their existing service offerings. If successful, their development efforts could render our services less desirable, resulting in the loss of our existing clients or a reduction in the fees we generate from our products and services.

We have grown rapidly in recent periods, and if we fail to manage our growth effectively, our expenses could increase more than expected, our revenue may not increase and we may be unable to implement our business strategy.

We have experienced significant growth in recent periods, which puts strain on our business, operations and employees. We anticipate that our operations will continue to rapidly expand. To manage our current and anticipated future growth effectively, we must continue to maintain and enhance our IT infrastructure, financial and accounting systems and controls. We must also attract, train and retain a significant number of qualified sales and marketing personnel, client support personnel, professional services personnel, software engineers, technical personnel and management personnel, and the availability of such personnel, in particular software engineers, may be constrained.

A key element of how we manage our growth is our ability to scale our capabilities and satisfactorily implement our solution for our clients’ needs. Our provider clients often require specific features or functions unique to their organizational structure, which, at a time of significant growth or during periods of high demand, may strain our implementation capacity and hinder our ability to successfully implement our solution to our clients in a timely manner. Our success also depends on our ability to satisfactorily integrate our Platform with the PM and EHR systems utilized by our provider clients. If we are unable to address the needs of our provider clients, including by integrating our Platform with the EHR and PM systems of our provider clients, or our provider clients are unsatisfied with the quality of our solution or services, they may not renew their contracts, seek to cancel or terminate their relationship with us or renew on less favorable terms, any of which could adversely affect our business.

Failure to effectively manage our growth could also lead us to over-invest or under-invest in development and operations, result in weaknesses in our infrastructure, systems or controls, give rise to operational mistakes, financial losses, loss of productivity or business opportunities and result in loss of employees and reduced productivity of remaining employees. Our growth is expected to require significant capital expenditures and may divert financial resources from other projects such as the development of new applications and services. We may also need to make further investments in our technology and automate portions of our solution or services to decrease our costs. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenue may not increase or may grow more slowly than expected and we may be unable to implement our business strategy.

We derive a significant portion of our revenues from our largest clients.

Historically, we have relied on a limited number of clients for a substantial portion of our total revenue and accounts receivable. For fiscal 2019, our four largest clients comprised approximately 19% of our total revenue. The sudden loss of any of our clients, or the renegotiation of any of our client contracts, could adversely affect our operating results.

Because we rely on a limited number of clients for a significant portion of our revenues, we depend on the creditworthiness of these clients. If the financial condition of our clients declines, our credit risk could increase. Should one or more of our significant clients declare bankruptcy, it could adversely affect the collectability of our accounts receivable and affect our bad debt reserves and net income.

Most of our client contracts have an annual term. However, these contracts may be terminated before their term expires for various reasons. For example, after a specified period, certain of these contracts are terminable for convenience by our clients after a notice period has passed and the client has paid a termination fee. The termination fee typically requires the client to pay us the lesser of six months of fees payable under the contract or the total fees payable under the contract for the remainder of the annual term. Certain of our contracts are terminable immediately upon the occurrence of certain events. For example, certain of our life sciences contracts may be terminated by the client immediately following certain actions by the Food and Drug Administration, or FDA. If any of our contracts with our clients is terminated, we may not be able to recover all fees due under the terminated contract, which may adversely affect our operating results.

The growth of our business relies, in part, on the growth and success of our clients and certain revenues from our engagements, which are difficult to predict and are subject to factors outside of our control.

We enter into agreements with our provider clients, under which a significant portion of our fees are variable, including fees which are dependent upon the number of add-on features to the Phreesia Platform subscribed for by our clients and the number of patients utilizing our payment processing tools. If there is a general reduction in spending by healthcare provider organizations on healthcare technology solutions, it may result in a reduction in fees generated from our provider clients or a reduction in the number of add-on features subscribed for by our provider clients. This could lead to a decrease in our revenue, which could harm our business, financial condition and results of operations.

In addition, the number of patients utilizing our payment processing tools, and the amounts those patients pay to their healthcare providers directly for services, is often impacted by factors outside of our control, such as the number of patients with high deductible health plans. Accordingly, revenue under these agreements is uncertain and unpredictable. If the number of patients utilizing our payment systems, or the aggregate amounts paid by such patients directly to their healthcare providers through the Phreesia Platform, were to be reduced by a material amount, such decrease would lead to a decrease in our revenue, which could harm our business, financial condition and results of operations. In addition, growth forecasts of our clients are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the markets in which our provider clients compete meet the size estimates and growth forecasted, including with respect to number of patients and revenues derived from their healthcare services, the number of patients using our payment processing tools, and the aggregate dollar amount of payments made by patients directly to their healthcare providers through the Phreesia Platform, could fail to grow at similar rates, if at all.

We also generate revenue through fees charged to our life sciences clients by delivering targeted messages to patients who opt-in to such communications. We refer to this service offering as Phreesia Connect. These messages enable life science companies to engage with patients and deliver relevant, targeted messages at the point when they are actively seeking care. The success of Phreesia Connect is driven, in part, by our ability to maintain high patient opt-in rates, the number of newly approved drugs and the success of newly launched drugs, each of which are impacted by factors outside of our control. If there is a reduction in newly approved drugs, or newly launched drugs are not successful, this could negatively affect the ability of our life science clients to deliver relevant, targeted messages to patients who would have otherwise been candidates to receive such drugs, and accordingly may reduce patient opt-in rates. A reduction in patient opt-in rates through Phreesia Connect could lead to a decrease in our revenue, which could harm our business, financial condition and results of operations.

We may potentially compete with our partners, which may adversely affect our business.

Our partners, including our integration partners for EHR and PM solutions, could become our competitors by offering similar services. Some of our partners offer, or may begin to offer, services, including patient intake and engagement services, payment processing tools and targeted patient communication services, in addition to any EHR and PM systems, in the same or similar manner as we do. Although there are many potential opportunities for, and applications of, these services, our partners may seek opportunities or target new clients in areas that may overlap with those that we have chosen to pursue. In such cases we may potentially compete against our partners. Competition from our partners may adversely affect our business and results from operations.

If our existing clients do not continue to renew their contracts with us, renew at lower fee levels or decline to purchase additional applications and services from us, it could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant portion of our revenue from renewal of existing clients’ contracts and sales of additional applications and services to existing clients. As part of our growth strategy, for instance, we have recently focused on expanding our services amongst current clients. As a result, achieving a high client retention rate and selling additional applications and services are critical to our future business, revenue growth and results of operations.

Factors that may affect our retention rate and our ability to sell additional applications and services include, but are not limited to, the following:

•	the price, performance and functionality of our Platform;
•	patient acceptance and adoption of services and utilization of our payment processing tools;
•	the availability, price, performance and functionality of competing solutions;
•	our ability to develop and sell complimentary applications and services;
•	the stability, performance and security of our hosting infrastructure and hosting services;
•	changes in healthcare laws, regulations or trends; and
•	the business environment of our clients.

We typically enter into annual contracts with our clients, which have a stated initial term of one year and automatically renew for one-year subsequent terms. Approximately ninety percent (90%) of our client contracts renew each year. Most of our clients have no obligation to renew their subscriptions for our Platform solution after the initial term expires. In addition, our clients may negotiate terms less advantageous to us upon renewal, which may reduce our revenue from these clients and may decrease our annual revenue. If our clients fail to renew their contracts, renew their contracts upon less favorable terms or at lower fee levels or fail to purchase new products and services from us, our revenue may decline or our future revenue growth may be constrained. Should any of our clients terminate their relationship with us after implementation has begun, we would not only lose our time, effort and resources invested in that implementation, but we would also have lost the opportunity to leverage those resources to build a relationship with other clients over that same period of time.

Failure to adequately expand our direct sales force will impede our growth.

We believe that our future growth will depend on the continued development of our direct sales force and its ability to obtain new clients and to manage our existing client base. Identifying and recruiting qualified personnel and training them requires significant time, expense and attention. It can take six months or longer before a new sales representative is fully trained and productive. Our business may be adversely affected if our efforts to expand and train our direct sales force do not generate a corresponding increase in revenue. In particular, if we are unable to hire and develop sufficient numbers of productive direct sales personnel or if new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, sales of our services will suffer and our growth will be impeded.

We typically incur significant upfront costs in our client relationships, and if we are unable to develop or grow these relationships over time, we are unlikely to recover these costs and our operating results may suffer.

We devote significant resources to establish relationships with new clients and deepen relationships with existing clients. Our sales cycle for our services can be variable, typically ranging from two to eight months from initial contact to contract execution. During this period, our efforts involve educating our clients and patients about the use, technical capabilities and benefits of our products and services. We do not provide access to the Platform and do not charge fees during this initial sales period. For clients that decide to enter into a contract with us, some of these contracts may provide for a preliminary trial period where a subset of providers from the client is granted access to our Platform for our standard fees. Following any such trial period, we aim to increase the number of providers within the client that utilize the Platform. Accordingly, our operating results will depend in substantial part on our ability to deliver a successful client and patient experience and persuade our clients and patients to grow their relationship with us over time. As we expect to grow rapidly, our client acquisition costs could outpace our build-up of recurring revenue, and we may be unable to reduce our total operating costs through economies of scale such that we are unable to achieve profitability. Any increased or unexpected costs or unanticipated delays, including delays caused by factors outside our control, could cause our operating results to suffer.

If the estimates and assumptions we use to determine the size of our target market are inaccurate, our future growth rate may be impacted and our business would be harmed.

Market estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of the market for our services may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all.

The principal assumptions relating to our market opportunity include the number of healthcare providers currently taking appointments, the amount of annual out of pocket consumer spend for healthcare-related professional services, and the amount of annual spend by life sciences companies on digital marketing at the point of care. Our market opportunity is also based on the assumption that the strategic approach that our solution enables for our potential clients will be more attractive to our clients than competing solutions.

If these assumptions prove inaccurate, our business, financial condition and results of operations could be adversely affected. For more information regarding our estimates of market opportunity and the forecasts of market growth included in this prospectus, see “Market and industry data.”

We are subject to data privacy and security laws and regulations governing our collection, use, disclosure, or storage of personally identifiable information, including personal health information, which may impose restrictions on us and our operations and subject us to penalties if we are unable to fully comply with such laws.

As described below, we are required to comply with numerous federal and state laws and regulations governing the collection, use, disclosure, storage and transmission of personally identifiable information, including personal health information, that we may obtain or have access to in connection with the provision of our services. These laws and regulations, including their interpretation by governmental agencies, are subject to frequent change and could have a negative impact on our business.

We are a “Business Associate” as defined under the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which we collectively refer to as HIPAA, and the U.S. Department of Health and Human Services Office of Civil Rights, or OCR, may impose penalties on a Business Associate for a failure to comply with applicable requirement of HIPAA. Penalties will vary significantly depending on factors such as the date of the violation, whether the Business Associate knew or should have known of the failure to comply, or whether the Business Associate’s failure to comply was due to willful neglect. Currently, these penalties include civil monetary penalties for violations. However, a single breach incident can result in violations of multiple requirements, resulting in possible penalties in excess of pre-set annual limits. Further, a person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 and imprisonment up to one year. The criminal penalties increase to $100,000 and up to five years’ imprisonment if the wrongful conduct involves false pretenses, and to $250,000 and up to 10 years’ imprisonment if the wrongful conduct involves the intent to sell, transfer, or use identifiable health information for commercial advantage, personal gain, or malicious harm. The U.S. Department of Justice, or the DOJ, is responsible for criminal prosecutions under HIPAA. State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for HIPAA violations, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing individuals’ health information. Furthermore, in the event of a breach as defined by HIPAA, the Business Associate may have to comply with specific reporting requirements under HIPAA regulations. Please see “Business—Healthcare laws and regulations” for more about how HIPAA and HITECH may affect our business.

Numerous other federal and state laws may apply that restrict the use and protect the privacy and security of personally identifiable information, as well as employee personal information. These include state medical privacy laws, state social security number protection laws and federal and state consumer protection laws. These various laws in many cases are not preempted by HIPAA and may be subject to varying interpretations by the courts and government agencies, creating complex compliance issues for us and our partners and potentially exposing us to additional expense, adverse publicity and liability, any of which could adversely affect our business.

Federal and state consumer protection laws are increasingly being applied by the United States Federal Trade Commission, or FTC, and states’ attorneys general to regulate the collection, use, storage and disclosure of personal or personally identifiable information, through websites or otherwise, and to regulate the presentation of website content.

The security measures that we and our third-party vendors and subcontractors have in place to ensure compliance with privacy and data protection laws may not protect our facilities and systems from security breaches, acts of vandalism or theft, computer viruses, misplaced or lost data, programming and human errors or other similar events. In 2013, we experienced a security breach involving a stolen laptop, which we reported to OCR. Under the HITECH Act, as a Business Associate we may also be liable for privacy and security breaches and failures of our subcontractors. Even though we provide for appropriate protections through our agreements with our subcontractors, we still have limited control over their actions and practices. A breach of privacy or security of individually identifiable health information by a subcontractor may result in an enforcement action, including criminal and civil liability, against us. We are not able to predict the extent of the impact such incidents may have on our business. Our failure to comply may result in criminal and civil liability because the potential for enforcement action against Business Associates is now greater. Enforcement actions against us could be costly and could interrupt regular operations, which may adversely affect our business. While we have not received any notices of violation of the applicable privacy and data protection laws and believe we are in compliance with such laws, there can be no assurance that we will not receive such notices in the future.

There is ongoing concern from privacy advocates, regulators and others regarding data privacy and security issues, and the number of jurisdictions with data privacy and security laws has been increasing. Also, there are ongoing public policy discussions regarding whether the standards for de-identification, anonymization or pseudonymization of health information are sufficient, and the risk of re-identification sufficiently small, to adequately protect patient privacy. We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, including the California Consumer Privacy Act (“CCPA”), which will go into effect January 1, 2020, and while the May 2019 draft version of the regulations include an exception for activities that are subject to HIPAA, we cannot yet determine the impact the CCPA or other such future laws, regulations and standards may have on our business. Future laws, regulations, standards and obligations, and changes in the interpretation of existing laws, regulations, standards and obligations could impair our or our clients’ ability to collect, use or disclose information relating to consumers, which could decrease demand for our Platform, increase our costs and impair our ability to maintain and grow our client base and increase our revenue. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards and contractual obligations could impair our or our customers’ ability to collect, use or disclose information relating to patients or consumers, which could decrease demand for our Platform offerings, increase our costs and impair our ability to maintain and grow our client base and increase our revenue. In view of new or modified federal or state laws and regulations, industry standards, contractual obligations and other legal obligations, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our software or platform and otherwise adapt to these changes.

In addition to government regulation, we are subject to self-regulatory standards and industry certifications that legally or contractually apply to us. These include the Payment Card Industry Data Security Standards, or PCI-DSS, with which we are currently compliant, and HITRUST certification, which we currently maintain. In the event we fail to comply with the PCI-DSS or fail to maintain our HITRUST certification, we could be in breach of our obligations under customer and other contracts, fines and other penalties could result, and we may suffer reputational harm and damage to our business. Further, our clients may expect us to comply with more stringent privacy and data security requirements than those imposed by laws, regulations or self-regulatory requirements, and we may be obligated contractually to comply with additional or different standards relating to our handling or protection of data on or by our offerings.

Any failure or perceived failure by us to comply with federal or state laws or regulations, industry standards or other legal obligations, or any actual or suspected privacy or security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personally identifiable information or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our clients to lose trust in us, which could have an adverse effect on our reputation and business. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new products and features could be limited. Any of these developments could harm our business, financial condition and results of operations. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our Platform.

Privacy concerns or security breaches relating to our Platform could result in economic loss, damage our reputation, deter users from using our products, and expose us to legal penalties and liability.

We collect, process and store significant amounts of data concerning our clients, including data pertaining to personally identifiable information, including health information, of patients received in connection with the utilization of our Platform by patients of our healthcare provider and life science clients. While we have taken reasonable steps to protect such data, techniques used to gain unauthorized access to data and systems, disable or degrade service, or sabotage systems, are constantly evolving, and we may be unable to anticipate such techniques or implement adequate preventative measures to avoid unauthorized access or other adverse impacts to such data or our systems.

Like all internet services, our service is vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks or similar disruptions from unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access of data. Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry. Functions that facilitate interactivity with other internet platforms could increase the scope of access of hackers to user accounts. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of our products to the satisfaction of our clients and their patients may harm our reputation and our ability to retain existing clients. In 2013, we experienced a security breach, when one of our employees had a laptop containing Protected Health Information (as defined under HIPAA) stolen. This breach did not result in any claims against us, and since this incident, we have implemented policies that prohibit the download and storage of Protected Health Information and adopted a policy of encryption for all company laptops. Although we have in place systems and processes that are designed to protect our data, prevent data loss, disable undesirable accounts and activities on our Platform and prevent or detect security breaches, we cannot assure you that such measures will provide absolute security. If an actual or perceived breach of security occurs to our systems or a third party’s systems, we also could be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including notifying users or regulators. Although we maintain insurance for our business, the coverage under our policies may not be adequate to compensate us for all losses that may occur.

If we are not able to maintain and enhance our reputation and brand recognition, our business and results of operations will be harmed.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with existing clients and the patients that they serve and to our ability to attract new clients. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our clients and patients, could make it substantially more difficult for us to attract new clients. Similarly, because our partners often act as references for us with prospective new provider clients, any existing partner that questions the quality of our work or that of our employees could impair our ability to secure additional new clients. If we do not successfully maintain and enhance our reputation and brand recognition with our clients and their patients, our business may not grow and we could lose our relationships with clients, which would harm our business, results of operations and financial condition.

Consolidation in the healthcare industry could have a material adverse effect on our business, financial condition and results of operations.

Many healthcare industry participants are consolidating to create larger and more integrated healthcare delivery systems with greater market power. We expect regulatory and economic conditions to result in additional consolidation in the healthcare industry in the future. As consolidation accelerates, the economies of scale of our clients’ organizations may grow. If a client experiences sizable growth following consolidation, it may determine that it no longer needs to rely on us and may reduce its demand for our products and services. In addition, as healthcare providers and life science companies consolidate to create larger and more integrated healthcare delivery systems with greater market power, these providers may try to use their market power to negotiate fee reductions for our products and services. Finally, consolidation may also result in the acquisition or future development by our healthcare provider and life science clients of products and services that compete with our products and services. Any of these potential results of consolidation could have a material adverse effect on our business, financial condition and results of operations.

We may face intense competition, which could limit our ability to maintain or expand market share within our industry, and if we do not maintain or expand our market share our business and operating results will be harmed.

The market for our products and services is fragmented, competitive and characterized by rapidly evolving technology standards, client needs and the frequent introduction of new products and services. Our competitors range from smaller niche companies to large, well-financed and technologically-sophisticated entities. As costs fall and technology improves, increased market saturation may change the competitive landscape in favor of competitors with greater scale than we currently possess.

We compete on the basis of several factors, including breadth, depth and quality of product and service offerings, ability to deliver clinical, financial and operational performance improvement through the use of products and services, quality and reliability of services, ease of use and convenience, brand recognition and the ability to integrate our Platform solutions with various PM and EHR systems and other technology. Some of our competitors have greater name recognition, longer operating histories and significantly greater resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or client requirements. In addition, current and potential competitors have established, and may in the future establish, cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their products to the marketplace. Accordingly, new competitors or alliances may emerge that have greater market share, larger client bases, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources and larger sales forces than we have, which could put us at a competitive disadvantage.

Further, in light of these advantages, even if our services are more effective than the product or service offerings of our competitors, current or potential clients might accept competitive products and services in lieu of purchasing our services. In addition to new niche vendors, who offer stand-alone products and services, we also face competition from PM and EHR providers, including those with which we have integration partnerships. PM or EHR providers may have existing systems in place at clients in our target market. These PM and EHR providers may now, or in the future, offer or promise products or services similar to ours, and which offer ease of integration with existing systems and which leverage existing client and vendor relationships.

We also compete on the basis of price. We may be subject to pricing pressures as a result of, among other things, competition within the industry, consolidation of healthcare industry participants, practices of managed care organizations, government action and financial stress experienced by our clients. If our pricing experiences significant downward pressure, our business will be less profitable and our results of operations will be adversely affected.

We cannot be certain that we will be able to retain our current clients or expand our client base in this competitive environment. If we do not retain current clients or expand our client base, or if we have to renegotiate existing contracts, our business, financial condition and results of operations will be harmed. Moreover, we expect that competition will continue to increase as a result of consolidation in both the healthcare information technology and healthcare industries. If one or more of our competitors or potential competitors were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively and could harm our business, financial condition and results of operations.

We are bound by exclusivity provisions that restrict our ability to enter into certain sales and marketing relationships in order to market and sell our services.

Some of our client contracts include exclusivity or other restrictive clauses. Any contracts with exclusivity or other restrictive provisions may limit our ability to conduct business with certain potential clients. Client contracts with exclusivity or other restrictive provisions may constrain our ability to partner with or provide services to other prospective clients or purchase services from other vendors within certain time periods. Accordingly, these exclusivity clauses may prevent us from entering into long-term relationships with potential clients and could cause our business, financial condition and results of operations to be harmed.

The healthcare regulatory and political framework is uncertain and evolving.

Healthcare laws and regulations are rapidly evolving and may change significantly in the future, which could adversely affect our financial condition and results of operations. For example, in March 2010, the Patient Protection and Affordable Care Act, or ACA, was adopted, which is a healthcare reform measure that provides healthcare insurance for approximately 30 million additional Americans. The ACA includes a variety of healthcare reform provisions and requirements that became effective at varying times through 2018 and substantially changes the way healthcare is financed by both governmental and private insurers, which may significantly impact our industry and our business. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Cuts and Jobs Act, or Tax Act, the remaining provisions of the ACA are also invalid. While the Trump Administration and the Center for Medicare and Medicaid Services, or CMS, have both stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, if any, and other efforts to repeal and replace the ACA will impact the ACA and our business. A Fifth Circuit US Court of Appeals hearing to determine whether certain states and the House of Representatives have standing to appeal the lower court decision is scheduled for July 9. It is not clear what the impact of the outcome of that hearing will have on the ACA and our business.

Further, on February 11, 2019 The U.S. Department of Health and Human Services, or HHS, Office of the National Coordinator for Health Information Technology, or ONC, and CMS proposed complementary new rules to support seamless and secure access, exchange, and use of electronic health information, or EHI, by increasing innovation and competition by giving patients and their healthcare providers secure access to health information and new tools, allowing for more choice in care and treatment. The proposed rules are intended to clarify provisions of the 21st Century Cures Act regarding interoperability and “information blocking,” which will create significant new requirements for health care industry participants. Information blocking means activities that are likely to interfere with, prevent, or materially discourage access, exchange, or use of EHI. The proposed ONC rule, if adopted, will create significant new requirements for health care industry participants, and would require certain electronic health record technology to incorporate standardized application programming interfaces, or APIs, to allow individuals to securely and easily access structured EHI using smartphone applications. The ONC would also implement provisions of the Cures Act requiring that patients can electronically access all of their EHI (structured and/or unstructured) at no cost. Finally, to further support access and exchange of EHI, the proposed ONC rule implements the information blocking provisions of the Cures Act and proposes seven “reasonable and necessary activities” as exceptions to information blocking activities, as long as specific conditions are met.

The CMS Proposed Rule focuses on health plans, payors, and health care providers, and proposes measures to enable patients to have both their clinical and administrative information travel with them.

It is unclear whether or when these rules, and others released simultaneously, will be adopted, in whole or in part. If adopted, the rules may benefit us in that certain EHR vendors will no longer be permitted to interfere with our attempts at integration, but the rules may also make it easier for other similar companies to enter the market, creating increased competition and reducing our market share. It is unclear at this time what the costs of compliance with the proposed rules, if adopted, would be, and what additional risks there may be to our business.

In addition, we are subject to various other laws and regulations, including, among others, the Stark Law relating to self-referrals, anti-kickback laws, antitrust laws and the privacy and data protection laws described below. See “Business—Healthcare laws and regulations.”

If we are unable to obtain, maintain and enforce intellectual property protection for our technology and products or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology and products substantially similar to ours, and our ability to successfully commercialize our technology and products may be adversely affected.

Our business depends on proprietary technology and content, including software, databases, confidential information and know-how, the protection of which is crucial to the success of our business. We rely on a combination of trademark, trade-secret, copyright laws, confidentiality procedures and contractual provisions to protect our intellectual property rights in our proprietary technology and content. We are pursuing the registration of our trademarks and service marks in the United States. We may, over time, increase our investment in protecting our intellectual property through additional trademark, patent and other intellectual property filings that could be expensive and time-consuming. Effective trademark, trade-secret and copyright protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. These measures, however, may not be sufficient to offer us meaningful protection. If we are unable to protect our intellectual property and other proprietary rights, our competitive position and our business could be harmed, as third parties may be able to commercialize and use technologies and software products that are substantially the same as ours without incurring the development and licensing costs that we have incurred. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of certain offerings or other competitive harm.

Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors’ products and services, and may in the future seek to enforce our rights against potential infringement. However, the steps we have taken to protect our proprietary rights may not be adequate to prevent infringement or misappropriation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully protect our intellectual property rights could result in harm to our ability to compete and reduce demand for our technology and products. Moreover, our failure to develop and properly manage new intellectual property could adversely affect our market positions and business opportunities. Also, some of our products and services rely on technologies and software developed by or licensed from third parties. Any disruption or disturbance in such third-party products or services, which we have experienced in the past, could interrupt the operation of our Platform. We may not be able to maintain our relationships with such third parties or enter into similar relationships in the future on reasonable terms or at all.

We may also be required to protect our proprietary technology and content in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not pursue in every location. In addition, effective intellectual property protection may not be available to us in every country, and the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States and elsewhere, and from interpretations of intellectual property laws by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain and maintain the intellectual property rights necessary to provide us with a competitive advantage. Our failure to obtain, maintain and enforce our intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We believe that the Phreesia brand is critical to the success of our business, and we utilize trademark registration and other means to protect it. Our business would be harmed if we were unable to protect our brand against infringement and its value was to decrease as a result.

The registered or unregistered trademarks or trade names that we own or license may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential partners. In addition, third parties may in the future file for registration of trademarks similar or identical to our trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to commercialize our technologies or products in certain relevant countries. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Third parties may initiate legal proceedings alleging that we are infringing or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations.

Our commercial success depends on our ability to develop and commercialize our services and use our proprietary technology without infringing the intellectual property or proprietary rights of third parties. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. As the market for healthcare in the United States expands and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our products and technology of which we are not aware or that we must challenge to continue our operations as currently contemplated. Whether merited or not, we may face allegations that we, our partners, our licensees or parties indemnified by us have infringed or otherwise violated the patents, trademarks, copyrights or other intellectual property rights of third parties. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. We may also face allegations that our employees have misappropriated the intellectual property or proprietary rights of their former employers or other third parties. It may be necessary for us to initiate litigation to defend ourselves in order to determine the scope, enforceability and validity of third-party intellectual property or proprietary rights, or to establish our respective rights. Regardless of whether claims that we are infringing patents or other intellectual property rights have merit, such claims can be time-consuming, divert management’s attention and financial resources and can be costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our products or technology, obtain licenses, modify our services and technology while we develop non-infringing substitutes or incur substantial damages, settlement costs or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights for our products and services. We may also have to redesign our products or services so they do not infringe third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology and products may not be available for commercialization or use. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not obtain a third-party license to the infringed technology, license the technology on reasonable terms or obtain similar technology from another source, our revenue and earnings could be adversely impacted.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. We are not currently subject to any claims from third parties asserting infringement of their intellectual property rights. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Assertions by third parties that we violate their intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.

Our use of “open source” software could adversely affect our ability to offer our services and subject us to possible litigation.

We may use open source software in connection with our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code, which could include valuable proprietary code of the user, on unfavorable terms or at no cost. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations and could help our competitors develop products and services that are similar to or better than ours.

If we are unable to protect the confidentiality of our trade secrets, know-how and other proprietary information, the value of our technology and products could be adversely affected.

We may not be able to protect our trade secrets, know-how and other proprietary information adequately. Although we use reasonable efforts to protect this proprietary information and technology, our employees, consultants and other parties may unintentionally or willfully disclose our information or technology to competitors. Enforcing a claim that a third party illegally obtained and is using any of our proprietary information or technology is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets, know-how and other proprietary information. We rely, in part, on non-disclosure, confidentiality and invention assignment agreements with our employees, consultants and other parties to protect our trade secrets, know-how and other intellectual property and proprietary information. These agreements may not be self-executing, or they may be breached and we may not have adequate remedies for such breach. Moreover, third parties may independently develop similar or equivalent proprietary information or otherwise gain access to our trade secrets, know-how and other proprietary information.

We rely on our third-party vendors and partners to execute our business strategy. Replacing them would be difficult and disruptive to our business. If we are unsuccessful in forming or maintaining such relationships on terms favorable to us, our business may not succeed.

We have entered into contracts with third-party vendors to provide critical services relating to our business, including initial software development and cloud hosting. Some of these third-party vendors utilize employees or consultants located offshore. We also rely on third-party providers to enable automated eligibility and benefits verification through our Platform. We depend on our third-party processing partners to perform payment processing services, which generate almost all of our payments revenue. Our processing partners may go out of business or otherwise be unable or unwilling to continue providing such services, which could significantly and materially reduce our payments revenue and disrupt our business. A number of our processing contracts require us to assume liability for any losses our processing partners may suffer as a result of losses caused by our provider clients and their patients, including losses caused by chargebacks and fraud. Thus, in the event of a significant loss by our processing partners, we may be required to pay-out a large amount of cash in one or two business days following such event and, if we do not have sufficient cash on hand, may be deemed in breach of such contracts. A contractual dispute with our processing partners could adversely impact our revenue. Certain contracts may expire or be terminated, and we may not be able to replicate the associated revenue through a new processing partner relationship for a considerable period of time.

In the event that these service providers fail to maintain adequate levels of support, do not provide high quality service, increase the fees they charge us, discontinue their lines of business, terminate our contractual arrangements or cease or reduce operations, we may suffer additional costs and be required to pursue new third-party relationships, which could materially disrupt our operations and our ability to provide our products and services, and could divert management’s time and resources. It would be difficult to replace some of our third-party vendors in a timely manner if they were unwilling or unable to provide us with these services in the future, and our business and operations could be adversely affected. For example, we rely on certain third-party vendors for payment processing services. If these services fail or are of poor quality, our business, reputation and operating results could be harmed.

In addition, we have entered into strategic alliances with providers of EHR and PM solutions, and we intend to pursue such alliances in the future. These strategic alliance agreements are typically structured as commercial and technical partnership agreements, pursuant to which we integrate certain of our Platform solutions into the EHR and PM systems that are utilized by many of our clients, for agreed payments to such integration partners. The success of our business strategy relies, in part, on our ability to form and maintain these alliances with such partners in order to facilitate and permit the integration of our Platform into the EHR and PM systems used by our provider clients and their patients. If providers of EHR or PM solutions amend, terminate or fail to perform their obligations under their strategic alliance agreements with us, our Platform solutions may no longer integrate with the EHR and PM systems of our provider clients, which would materially and adversely affect our business results.

We may also seek new strategic alliances in the future, and we may not be successful in entering into future alliances on terms favorable to us. Any delay in entering into strategic alliances with providers of EHR or PM solutions would likely either delay the development and adoption of our products and services and reduce their competitiveness, or prevent the integration of our product offerings, in each case with respect to healthcare provider organizations that utilize such EHR or PM solutions. Any such delay could adversely affect our business.

We rely on a limited number of third-party suppliers and contract manufacturers to support our products, and a loss or degradation in performance of these suppliers and contract manufacturers could have a negative effect on our business, financial condition and results of operations.

We rely on third-party suppliers and contract manufacturers for the materials and components used to operate our Phreesia Platform and product offerings, and to manufacture and assemble our hardware, including the PhreesiaPad and our on-site kiosks, which we refer to as Arrivals Stations. We rely on a sole supplier, for example, as the manufacturer of our PhreesiaPads and Arrivals Stations, which help drive our business and support our provider, patient processing and life sciences offerings. In connection with these services, our supplier builds new hardware for us and refurbishes and maintains existing hardware.

Any of our other suppliers or third-party contract manufacturers may be unwilling or unable to supply the necessary materials and components or manufacture and assemble our products reliably and at the levels we anticipate or that are required by the market. Our ability to supply our products commercially and to develop any future products depends, in part, on our ability to obtain these materials, components and products in accordance with regulatory requirements and in sufficient quantities for commercialization.

While our suppliers and contract manufacturers have generally met our demand for products and services on a timely basis in the past, we cannot guarantee that they will in the future be able to meet our demand for products, either because of acts of nature, the nature of our agreements with those manufacturers or our relative importance to them as a customer, and our manufacturers may decide in the future to discontinue or reduce the level of business they conduct with us. If we are required to change contract manufacturers due to any change in or termination of our relationships with these third parties, or if our manufacturers are unable to obtain the materials they need to produce our products at consistent prices or at all, we may lose sales, experience manufacturing or other delays, incur increased costs or otherwise experience impairment to our client relationships. We cannot guarantee that we will be able to establish alternative relationships on similar terms, without delay or at all.

While we believe replacement suppliers and manufacturers exist for all materials, components and services necessary to our systems and the Phreesia Platform, establishing additional or replacement suppliers for any of these materials, components or services, if required, could be time-consuming and expensive, may result in interruptions in our operations and product delivery, may affect the performance of our business or could require that we modify our operations. Even if we are able to find replacement suppliers or third-party contract manufacturers, we will be required to verify that the new supplier or third-party manufacturer maintains facilities, procedures and operations that comply with our quality expectations and applicable regulatory requirements.

If our third-party suppliers fail to deliver the required quantities of materials on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement suppliers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality on a timely basis, the supply of our products to clients and the development of any future products will be delayed, limited or prevented, which could have material adverse effect on our business, financial condition and results of operations.

Any restrictions on our use of, or ability to license, data, or our failure to license data and integrate third-party technologies, could have a material adverse effect on our business, financial condition and results of operations.

We depend upon licenses from third parties for some of the technology and data used in our applications, and for some of the technology platforms upon which these applications are built and operate. We expect that we may need to obtain additional licenses from third parties in the future in connection with the development of our products and services. In addition, we obtain a portion of the data that we use from government entities, public records and from our partners for specific partner engagements. We believe that we have all rights necessary to use the data that is incorporated into our products and services. However, we cannot assure you that our licenses for information will allow us to use that information for all potential or contemplated applications and products. In addition, certain of our products depend on maintaining our data and analytics platform, which is populated with data disclosed to us by healthcare providers, life science companies and their respective patients and other partners with their consent. If these clients, patients or partners revoke their consent for us to maintain, use, de-identify and share this data, consistent with applicable law, our data assets could be degraded.

In the future, data providers could withdraw their data from us or restrict our usage for any reason, including if there is a competitive reason to do so, if legislation is passed restricting the use of the data or if judicial interpretations are issued restricting use of the data that we currently use in our products and services. In addition, data providers could fail to adhere to our quality control standards in the future, causing us to incur additional expense to appropriately utilize the data. If a substantial number of data providers were to withdraw or restrict their data, or if they fail to adhere to our quality control standards, and if we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our service offerings, our ability to provide products and services to our partners would be materially adversely impacted, which could have a material adverse effect on our business, financial condition and results of operations.

We also integrate into our proprietary applications and use third-party software to maintain and enhance, among other things, content generation and delivery, and to support our technology infrastructure. Some of this software is proprietary and some is open source software. Our use of third-party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our solutions, the diversion of our resources from development of our own proprietary technology and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. These technologies may not be available to us in the future on commercially reasonable terms or at all and could be difficult to replace once integrated into our own proprietary applications. Most of these licenses can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Our inability to obtain, maintain or comply with any of these licenses could delay development until equivalent technology can be identified, licensed and integrated, which would harm our business, financial condition and results of operations.

Most of our third-party licenses are non-exclusive and our competitors may obtain the right to use any of the technology covered by these licenses to compete directly with us. If our data suppliers choose to discontinue support of the licensed technology in the future, we might not be able to modify or adapt our own solutions.

If we cannot implement our solution for clients or resolve any technical issues in a timely manner, we may lose clients and our reputation may be harmed.

Our clients utilize a variety of data formats, applications and infrastructure and our solution must support our clients’ data formats. Furthermore, the healthcare industry has shifted towards digitalized record keeping, and accordingly, many of our provider clients have developed their own software, or utilize third-party software, for practice management and secure storage of electronic medical records. Our ability to develop and maintain logic-based and scalable technology for patient intake management and engagement and payment processing that successfully integrates with our clients’ software systems for practice management and storage of electronic medical records is critical. If our Platform does not currently support a client’s required data format or appropriately integrate with clients’ systems, then we must configure our Platform to do so, which increases our expenses.

Additionally, we do not control our clients’ implementation schedules. As a result, if our clients do not allocate the internal resources necessary to meet their implementation responsibilities or if we face unanticipated implementation difficulties, the implementation may be delayed. If the client implementation process is not executed successfully or if execution is delayed, we could incur significant costs, clients could become dissatisfied and decide not to increase utilization of our solution or not to implement our solution beyond an initial period prior to their term commitment or, in some cases, revenue recognition could be delayed. In addition, competitors with more efficient operating models with lower implementation costs could jeopardize our client relationships.

Our clients and patients depend on our support services to resolve any technical issues relating to our solution and services, and we may be unable to respond quickly enough to accommodate short-term increases in demand for support services, particularly as we increase the size of our client bases (including healthcare provider organizations and the number of patients that they serve). We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict client and patient demand for technical support services, and if client or patient demand increases significantly, we may be unable to provide satisfactory support services to our clients. Further, if we are unable to address the needs of our clients and their patients in a timely fashion or further develop and enhance our solution, or if a client or patient is not satisfied with the quality of work performed by us or with the technical support services rendered, then we could incur additional costs to address the situation or be required to issue credits or refunds for amounts related to unused services, and our profitability may be impaired and clients’ or patients’ dissatisfaction with our solution could damage our ability to expand the number of applications and services purchased by such clients. These clients may not renew their contracts, seek to terminate their relationship with us or renew on less favorable terms. Moreover, negative publicity related to our client and patient relationships, regardless of its accuracy, may further damage our business by affecting our reputation or ability to compete for new business with current and prospective clients. If any of these were to occur, our revenue may decline and our business, financial condition and results of operations could be adversely affected.

We rely on Internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems for providing services to our clients, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with clients, adversely affecting our brand and our business.

Our ability to deliver our products and services, particularly our cloud-based solutions, is dependent on the development and maintenance of the infrastructure of the Internet and other telecommunications services by third parties. This includes maintenance of a reliable network connection with the necessary speed, data capacity and security for providing reliable Internet access and services and reliable telephone and facsimile services. Our services are designed to operate without interruption in accordance with our service level commitments.

However, we have experienced limited interruptions in these systems in the past, including server failures that temporarily slow down the performance of our services, and we may experience more significant interruptions in the future. We rely on internal systems as well as third-party suppliers, including bandwidth and telecommunications equipment providers, to provide our services. We do not maintain redundant systems or facilities for some of these services. Interruptions in these systems, whether due to system failures, computer viruses, physical or electronic break-ins or other catastrophic events, could affect the security or availability of our services and prevent or inhibit the ability of our partners to access our services. In the event of a catastrophic event with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could result in substantial costs to remedy those problems or negatively impact our relationship with our clients, our business, results of operations and financial condition. To operate without interruption, both we and our service providers must guard against:

•	damage from fire, power loss and other natural disasters;
•	telecommunications failures;
•	software and hardware errors, failures and crashes;
•	security breaches, computer viruses and similar disruptive problems; and
•	other potential interruptions.

Any disruption in the network access, telecommunications or co-location services provided by third-party providers or any failure of or by third-party providers’ systems or our own systems to handle current or higher volume of use could significantly harm our business. We exercise limited control over our third-party suppliers, which increases our vulnerability to problems with services they provide. We have experienced failures by third-party providers’ systems which resulted in a limited interruption of our system, although this failure did not result in any claims against us. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services or our own systems could negatively impact our relationships with clients and adversely affect our business and could expose us to third-party liabilities.

Although we maintain insurance for our business, the coverage under our policies may not be adequate to compensate us for all losses that may occur. In addition, we cannot provide assurance that we will continue to be able to obtain adequate insurance coverage at an acceptable cost.

The reliability and performance of our Internet connection may be harmed by increased usage or by denial-of-service attacks. The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the availability of the Internet to us for delivery of our Internet-based services.

We depend on our senior management team, and the loss of one or more of our executive officers or key employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends, in part, on the skills, working relationships and continued services of our founders, Chaim Indig (Chief Executive Officer) and Evan Roberts (Chief Operating Officer), and senior management team and other key personnel. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. The replacement of one or more of our executive officers or other key employees would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives.

In addition, competition for qualified management in our industry is intense. Many of the companies with which we compete for management personnel have greater financial and other resources than we do. While we have entered into offer letters or employment agreements with certain of our executive officers, all of our employees are “at-will” employees, and their employment can be terminated by us or them at any time, for any reason and without notice, subject, in certain cases, to severance payment rights. In order to retain valuable employees, in addition to salary and cash incentives, we provide stock options that vest over time or based on performance. The value to employees of stock options that vest over time or based on performance will be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract offers from other organizations. The departure of key personnel could adversely affect the conduct of our business. In such event, we would be required to hire other personnel to manage and operate our business, and there can be no assurance that we would be able to employ a suitable replacement for the departing individual, or that a replacement could be hired on terms that are favorable to us. In addition, volatility or lack of performance in our stock price may affect our ability to attract replacements should key personnel depart. If we are not able to retain any of our key management personnel, our business could be harmed.

We may make future acquisitions and investments which may be difficult to integrate, divert management resources, result in unanticipated costs or dilute our stockholders.

We have in the past acquired, and we may in the future acquire or invest in, businesses, products or technologies that we believe could complement or expand our products and services, enhance our technical capabilities or otherwise offer growth opportunities. We cannot assure you that we will realize the anticipated benefits of these or any future acquisitions. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses related to identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

There are inherent risks in integrating and managing acquisitions. If we acquire additional businesses, we may not be able to assimilate or integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the acquisition, and our management may be distracted from operating our business. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including, without limitation:

•	difficulty integrating the purchased operations, products or technologies and maintaining the quality and security standards consistent with our brand;

•	the need to integrate or implement additional controls, procedures and policies;

•	unanticipated costs or liabilities associated with the acquisition;

•	our inability to comply with the regulatory requirements applicable to the acquired business;

•	substantial unanticipated integration costs;

•	assimilation of the acquired businesses, which may divert significant management attention and financial resources from our other operations and could disrupt our ongoing business;

•	use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition;

•	the loss of key employees, particularly those of the acquired operations;

•	difficulty retaining or developing the acquired business’ customers;

•	adverse effects on our existing business relationships;

•	failure to realize the potential cost savings or other financial benefits or the strategic benefits of the acquisitions, including failure to consummate any proposed or contemplated transaction; and

•	liabilities from the acquired businesses for infringement of intellectual property rights or other claims and failure to obtain indemnification for such liabilities or claims.

Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses which are not discovered by due diligence during the acquisition process. Generally, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our business, results of operations or financial condition. Even if we are successful in completing and integrating an acquired business, the acquired businesses may not perform as we expect or enhance the value of our business as a whole.

We may become subject to litigation, which could have a material adverse effect on our business, financial condition and results of operations.

We may become subject to litigation in the future. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which we are not, or cannot be, insured against. We generally intend to defend ourselves vigorously; however, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having a material adverse effect on our business, financial condition, results of operations, cash flow and per share trading price of our common stock. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured and adversely impact our ability to attract directors and officers.

Our operating results have in the past and may continue to fluctuate significantly and if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

Our operating results are likely to fluctuate, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline. Moreover, our stock price may be based on expectations of our future performance that may be unrealistic or that may not be met. Some of the important factors that could cause our revenues and operating results to fluctuate from quarter to quarter include:

•	the extent to which our services achieve or maintain market acceptance;

•	our ability to introduce new services and enhancements to our existing services on a timely basis;

•	new competitors and the introduction of enhanced products and services from new or existing competitors;

•	the length of our contracting and implementation cycles;

•	the financial condition of our current and potential clients;

•	the ability of our Platform to integrate with the systems, including EHR and PM systems, utilized by our provider clients;

•	changes in client budgets and procurement policies;

•	amount and timing of our investment in research and development activities;

•	technical difficulties or interruptions in our services;

•	our ability to hire and retain qualified personnel, including the rate of expansion of our sales force;

•	changes in the regulatory environment related to healthcare;

•	regulatory compliance costs;

•	the timing, size and integration success of potential future acquisitions; and

•	unforeseen legal expenses, including litigation and settlement costs.

Many of these factors are not within our control, and the occurrence of one or more of them might cause our operating results to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenues and operating results may not be meaningful and should not be relied upon as an indication of future performance.

A significant portion of our operating expense is relatively fixed in nature and planned expenditures are based in part on expectations regarding future revenue. Accordingly, unexpected revenue shortfalls may decrease our margins and could cause significant changes in our operating results from quarter to quarter.

As a result of our variable sales and implementation cycles, we may be unable to recognize revenue to offset expenditures, which could result in fluctuations in our quarterly results of operations or otherwise harm our future operating results.

The sales cycle for our services can be variable, typically ranging from two to eight months from initial contact to contract execution. During the sales cycle, we expend time and resources, and we do not recognize any revenue to offset such expenditures. Our implementation cycle is also variable, typically ranging from one to 24 months from contract execution to completion of implementation. The variability of our sales and implementation cycles are dependent on numerous factors, including the size and complexity of the applicable customer. Some of our new-client set-up projects are complex and require a lengthy delay and significant implementation work, including to educate prospective clients about the uses and benefits of our Platform. Each customer’s situation is different, and unanticipated difficulties and delays may arise as a result of failure by us or by the client to meet our respective implementation responsibilities. During the implementation cycle, we expend substantial time, effort and financial resources implementing our service, but accounting principles do not allow us to recognize the resulting revenue until the service has been implemented, at which time we begin recognition of implementation revenue over the life of the contract. This could harm our future operating results.

After a client contract is signed, we provide an implementation process for the client during which appropriate connections and registrations are established and checked, data is loaded into our Platform system, data tables are set up and practice personnel are given initial training. The length and details of this implementation process vary widely from client to client. Typically, implementation of larger clients takes longer than implementation for smaller clients. Implementation for a given client may be cancelled. Despite the fact that we typically require a deposit in advance of implementation, some clients have cancelled before our service has been started. In addition, implementation may be delayed or the target dates for completion may be extended into the future for a variety of reasons, including to meet the needs and requirements of the customer, because of delays with payer processing and because of the volume and complexity of the implementations awaiting our work. If implementation periods are extended, our revenue cycle will be delayed and our financial condition may be adversely affected. In addition, cancellation of any implementation after it has begun may involve loss to us of time, effort and expenses invested in the cancelled implementation process and lost opportunity for implementing paying clients in that same period of time.

These factors may contribute to substantial fluctuations in our quarterly operating results, particularly in the near term and during any period in which our sales volume is relatively low. As a result, in future quarters our operating results could fall below the expectations of securities analysts or investors, in which event our stock price would likely decrease.

Certain of our operating results and financial metrics may be difficult to predict as a result of seasonality.

We believe there are significant seasonal factors that may cause us to record higher revenue in some quarters compared with others. We believe this variability is largely due to our focus on the healthcare industry. For example, with respect to our provider clients, we receive a disproportionate increase in revenue from such clients during the first two to three months of the calendar year relative to the other months of the year, which is driven, in part, by the resetting of patient deductibles at the beginning of each calendar year. Sales for our life sciences solutions are also seasonal, primarily due to the annual spending patterns of our clients. This portion of our sales is usually the highest in the fourth quarter of each calendar year. While we believe we have visibility into the seasonality of our business, our rapid growth rate over the last several years may have made seasonal fluctuations more difficult to detect. If our rate of growth slows over time, seasonal or cyclical variations in our operations may become more pronounced, and our business, results of operations and financial position may be adversely affected.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-

Oxley Act, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our annual report for the year ending January 31, 2021, provide a management report on the internal control over financial reporting. Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company,” as defined in the JOBS Act.

Prior to this offering, we were a private company and have limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our financial statements for fiscal 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We determined that we had a material weakness because we did not maintain a sufficient complement of personnel with an appropriate degree of knowledge, experience, and training, commensurate with our accounting and reporting requirements. As a result of the lack of personnel, we had inappropriate segregation of duties throughout several control processes, including the review and approval of manual journal entries. Accordingly, internal controls over our financial statement close process were not designed appropriately to detect a material error in the financial statements in a timely manner. As a result, there were a number of post-close adjustments that were material to the financial statements. This material weakness could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

To address this material weakness, we plan to hire additional accounting personnel and implement process level and management review controls. While we intend to implement a plan to remediate this material weakness, we cannot predict the success of such plan or the outcome of our assessment of these plans at this time. If our steps are insufficient to successfully remediate the material weakness and otherwise establish and maintain an effective system of internal control over financial reporting, the reliability of our financial reporting, investor confidence in us and the value of our common stock could be materially and adversely affected. We can give no assurance that this implementation will remediate this deficiency in internal control or that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations.

Effective internal control over financial reporting is necessary for us to provide reliable and timely financial reports and, together with adequate disclosure controls and procedures, are designed to reasonably detect and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

We may be subject to additional tax liabilities in connection with our operations or due to future legislation, each of which could materially impact our financial position and results of operation.

We are subject to federal and state income, sales, use, value added and other taxes in the United States and other countries in which we conduct business, and such laws and rates vary by jurisdiction. We do not collect sales and use, value added and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable. Certain jurisdictions in which we do not collect sales, use, value added or other taxes on our sales may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future.

Although we believe our tax practices and provisions are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical tax practices, provisions and accruals. If we receive an adverse ruling as a result of an audit, or we unilaterally determine that we have misinterpreted provisions of the tax regulations to which we are subject, there could be a material effect on our tax provision, net income or cash flows in the period or periods for which that determination is made, which could materially impact our financial results. Further, any changes in the taxation of our activities, including certain proposed changes in U.S. tax laws, may increase our effective tax rate and adversely affect our financial position and results of operations. In addition, liabilities associated with taxes are often subject to an extended or indefinite statute of limitations period. Therefore, we may be subject to additional tax liability (including penalties and interest) for a particular year for extended periods of time.

Interruption or failure of our information technology and communications systems could impair our ability to effectively deliver our products and services, which could cause us to lose clients and harm our operating results.

Our business depends on the continuing operation of our technology infrastructure and systems. Proprietary software development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles in enhancing our existing software and developing new software, and it is possible that we may discover additional problems that prevent our proprietary applications from operating properly. In addition, any damage to or failure of our existing systems could result in interruptions in our ability to deliver our products and services. Interruptions in our service could reduce our revenue and profits, and our reputation could be damaged if people believe our systems are unreliable.

Our systems and operations are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, break-ins, hardware or software failures, telecommunications failures, computer viruses or other attempts to harm our systems and similar events. Any unscheduled interruption in our service would result in an immediate loss of revenue. Frequent or persistent system failures that result in the unavailability of our Platform or slower response times could reduce our clients’ ability to access our Platform, impair our delivery of our products and services and harm the perception of our Platform as reliable, trustworthy and consistent. Our insurance policies provide only limited coverage for service interruptions and may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems.

Natural or man-made disasters and other similar events may significantly disrupt our business and negatively impact our business, financial condition and results of operations.

Our offices may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, power outages, fires, floods, nuclear disasters and acts of terrorism or other criminal activities, which may render it difficult or impossible for us to operate our business for some period of time. For example, our headquarters is located in the greater New York City area, a region with a history of terrorist attacks and hurricanes. Any disruptions in our operations related to the repair or replacement of our offices, could negatively impact our business and results of operations and harm our reputation. Insurance may not be sufficient to compensate for losses that may occur. Any such losses or damages could have a material adverse effect on our business, financial condition and results of operations. In addition, our clients’ facilities may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties or material adverse effects on our business.

If our services fail to provide accurate and timely information, or if our content or any other element of our service is associated with errors or malfunctions, we could have liability to clients, providers or patients which could adversely affect our results of operations.

Our software, content and services are used to assist medical groups, health systems and payers with managing the patient intake process and to empower patients and healthcare organizations as they navigate the challenges of an evolving healthcare system. If our software, content or services fail to provide accurate and timely information or are associated with errors or malfunctions, then clients, providers or patients could assert claims against us that could result in substantial costs to us, harm our reputation in the industry and cause demand for our services to decline.

Our proprietary service is utilized in patient intake and engagement and to help healthcare providers better understand patients through medical histories, insurance benefits and socio-economic indicators. If our service fails to provide accurate and timely information, or if our content or any other element of our service is associated with errors or malfunctions, we could have liability to clients, providers or patients.

The assertion of such claims and ensuing litigation, regardless of its outcome could result in substantial cost to us, divert management’s attention from operations, damage our reputation and decrease market acceptance of our services. We attempt to limit by contract our liability for damages and to require that our clients assume responsibility for medical care and approve key system rules, protocols and data. Despite these precautions, the allocations of responsibility and limitations of liability set forth in our contracts may not be enforceable, may not be binding upon patients or may not otherwise protect us from liability for damages.

We maintain general liability and insurance coverage, but this coverage may not continue to be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims against us. In addition, the insurer might disclaim coverage as to any future claim. One or more large claims could exceed our available insurance coverage.

Our proprietary software may contain errors or failures that are not detected until after the software is introduced or updates and new versions are released. It is challenging for us to test our software for all potential problems because it is difficult to simulate the wide variety of computing environments or methodologies that our clients may deploy or rely upon. From time to time we have discovered defects or errors in our software, and such defects or errors can be expected to appear in the future. Defects and errors that are not timely detected and remedied could expose us to risk of liability to clients, providers and patients and cause delays in introduction of new services, result in increased costs and diversion of development resources, require design modifications or decrease market acceptance or client satisfaction with our services. If any of these risks occur, they could materially adversely affect our business, financial condition or results of operations.

Our marketing efforts depend significantly on our ability to receive positive references from our existing clients.

Our marketing efforts depend significantly on our ability to call upon our current clients to provide positive references to new potential clients. Given our limited number of long-term clients, the loss or dissatisfaction of any client could substantially harm our brand and reputation, inhibit widespread adoption of our solution and impair our ability to attract new clients and maintain existing clients. Any of these consequences could lower our revenues and have a material adverse effect on our business, financial condition and results of operations.

Our payments platform is a core element of our business. If our payments platform is limited, restricted, curtailed or degraded in any way, or if we fail to continue to grow and develop our payments platform, our business may be materially and adversely affected.

Our payments platform is a core element of our business. For fiscal 2019, our payments platform generated 37% of our total revenue. Our future success depends in large part on the continued growth and development of our payment processing platform. If such activities are limited, restricted, curtailed or degraded in any way, or if we fail to continue to grow and develop or payments platform, our business may be materially and adversely affected. The utilization of our payment processing tools may be impacted by factors outside of our control, such as disruptions in the payment processing industry generally. If the number of patients utilizing our payments platform, or the aggregate amounts paid by such patients directly to their healthcare providers through our payments platform, were to be reduced as a result of disruptions in the payment processing industry, it could result in a decrease to our revenue, which could harm our business, financial condition and results of operations.

The continued growth and development of our payment processing activities will also depend on our ability to anticipate and adapt to changes in client behavior. For example, client behavior may change regarding the use of credit card transactions, including the relative increased use of cash, crypto-currencies, other emerging or alternative payment methods and credit card systems that we or our processing partners do not adequately support or that do not provide adequate commissions to independent sales organizations such as us. Any failure to timely integrate emerging payment methods (e.g. ApplePay or Bitcoin) into our software, anticipate client behavior changes, or contract with processing partners that support such emerging payment technologies could cause us to lose traction among our subscribers, resulting in a corresponding loss of revenue, in the event such methods become popular among their consumers.

Increases in card network fees and other changes to fee arrangements may result in the loss of clients who use our payment processing services or a reduction in our earnings.

From time to time, card networks, including Visa, Mastercard, American Express and Discover, increase the fees that they charge acquirers, which would be passed down to processors, payment facilitators and merchants. We could attempt to pass these increases along to our clients, but this strategy might result in the loss of clients to competitors who do not pass along the increases. If competitive practices prevent us from passing along the higher fees to our clients in the future, we may have to absorb all or a portion of such increases, which may increase our operating costs and reduce our earnings.

If we fail to comply with the applicable requirements of card networks, they could seek to fine us, suspend us or terminate our payment facilitator status. If our merchants or sales partners incur fines or penalties that we cannot collect from them, we may have to bear the cost of such fines or penalties.

We provide a payments solution for the secure processing of patient payments. Our payment processing tools can connect to multiple clearinghouses and can also connect directly with patients. We have developed partnerships with primary credit card processors in the United States to facilitate payment processing. For example, we are registered with Visa, Mastercard, American Express, Discover and other card networks as service providers for acquiring member institutions. These card networks set the operating rules and standards with which we must comply. The termination of our status as a certified service provider, a decision by the card networks to exclude payment facilitators or bar us from serving as such, or any changes in network rules or standards, including interpretation and implementation of the operating rules or standards, that increase the cost of doing business or limit our ability to provide transaction processing services to our merchants or partners, could adversely affect our business, financial condition or results of operations.

As such, we and our merchants are subject to card network rules that could subject us or our merchants to a variety of fines or penalties that may be levied by card networks for certain acts or omissions by us. The rules of card networks are set by their boards, which may be influenced by card issuers. Many banks directly or indirectly sell processing services to merchants in direct competition with us. These banks could attempt, by virtue of their influence on the networks, to alter the networks’ rules or policies to the detriment of non-members including our businesses. If a merchant or sales partner fails to comply with the applicable requirements of card networks, it could be subject to a variety of fines or penalties that may be levied by card networks. If we cannot collect processing fees from the applicable merchant, we may have to bear the cost of such fines or penalties, resulting in lower earnings for us. The termination of our registration, including a card network barring us from acting as a payment facilitator, or any changes in card network rules that would impair our registration, could require us to stop providing payment processing services relating to the affected card network, which would adversely affect our ability to conduct our business.

Our business and growth strategy depend on our ability to maintain and expand a network of provider clients. If we are unable to do so, our future growth would be limited and our business, financial condition and results of operations would be harmed.

Our success is dependent upon our continued ability to maintain a network of qualified provider clients. If we are unable to recruit and retain healthcare groups and other healthcare professionals, it would have a material adverse effect on our business and ability to grow and would adversely affect our results of operations. In any particular market, healthcare groups and professionals could demand higher payments or take other actions that could result in higher medical costs, less attractive service for our clients and the patients that they serve or difficulty meeting regulatory or accreditation requirements. Our ability to develop and maintain satisfactory relationships with qualified healthcare groups and professionals also may be negatively impacted by other factors not associated with us, such as changes in Medicare and/or Medicaid reimbursement levels and other pressures on healthcare providers and consolidation activity among hospitals, physician groups and healthcare providers. The failure to maintain or to secure new cost-effective client contracts may result in a loss of or inability to grow our client base, higher costs, healthcare provider network disruptions, less attractive service for our clients and/or difficulty in meeting regulatory or accreditation requirements, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may be liable for use of incorrect or incomplete data we provide which could harm our business, financial condition and results of operations.

We store and display data for use by healthcare providers in handling patient intake and engagement, including data regarding personal health information of patients. Our clients, their patients, or third parties provide us with most of this data. If this data is incorrect or incomplete or if we make mistakes in the capture or input of this data, adverse consequences may occur and give rise to product liability and other claims against us. In addition, a court or government agency may take the position that our storage and display of health information exposes us to liability for wrongful delivery or handling of healthcare services or erroneous health information. While we maintain insurance coverage, we cannot be certain that this coverage will prove to be adequate or will continue to be available on acceptable terms, if at all. Even unsuccessful claims could result in substantial costs and diversion of management resources. A claim brought against us that is uninsured or under-insured could harm our business, financial condition and results of operations.

Our services present the potential for embezzlement, identity theft or other similar illegal behavior by our employees or subcontractors with respect to third parties.

Among other things, our services involve handling payments from patients for many of our clients, and this frequently includes original checks and/or credit card information. Even in those cases in which we do not handle payments, our services also involve the use and disclosure of personal and business information that could be used to impersonate third parties or otherwise gain access to their data or funds. If any of our employees or subcontractors takes, converts or misuses such funds, documents or data, we could be liable for damages, and our business reputation could be damaged or destroyed.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe that a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we continue to grow, we may find it difficult to maintain these important aspects of our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Any failure to offer high-quality client support services could adversely affect our relationships with our clients and strategic partners and our operating results.

Our clients and patients depend on our support and client education organizations to educate them about, and resolve technical issues relating to, our products and services. We may be unable to respond quickly enough to accommodate short-term increases in client demand for education and support services. Increased client demand for these services, without a corresponding increase in revenue, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on the reputation of our products and services and business and on positive recommendations from our existing clients. Any failure to maintain high-quality education and technical support, or a market perception that we do not maintain high-quality education support, could adversely affect our reputation, our ability to sell our products and services to existing and prospective clients and our business and operating results.

Our ability to limit our liabilities by contract or through insurance may be ineffective or insufficient to cover our future liabilities.

We attempt to limit, by contract, our liability for damages arising from our negligence, errors, mistakes or security breaches. Contractual limitations on liability, however, may not be enforceable or may otherwise not provide sufficient protection to us from liability for damages and we are not always able to negotiate meaningful limitations. We maintain liability insurance coverage, including coverage for cyber security and errors and omissions. It is possible, however, that claims could exceed the amount of our applicable insurance coverage, if any, or that this coverage may not continue to be available on acceptable terms or in sufficient amounts. Even if these claims do not result in liability to us, investigating and defending against them could be expensive and time-consuming and could divert management’s attention away from our operations. In addition, negative publicity caused by these events may delay market acceptance of our products and services, any of which could materially and adversely affect our reputation and our business.

Changes in laws and regulations relating to interchange fees on payment card transactions would adversely affect our revenue and results of operations.

A provision of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, known as the Durbin Amendment empowered the Federal Reserve Board, or FRB, to establish and regulate a cap on the interchange fees that merchants pay banks for electronic clearing of debit card transactions. The FRB issued a rule, effective October 1, 2011, implementing the Durbin Amendment. The final rule established standards for assessing whether debit card interchange fees received by debit card issuers were reasonable and proportional to the costs incurred by issuers for electronic debit transactions, and it established a maximum permissible interchange fee that an issuer may receive for an electronic debit transaction, limiting the fee revenue to debit card issuers and payment processors. HSA-linked payment cards are currently exempt from the rule, assuming the card is the only means of access to the underlying funds (except when all remaining funds are provided to the cardholder in a single transaction). The FRB is empowered to issue amendments to the rule, or a state or federal legislative body could enact new legislation, which could change the scope of the current rule and the basis upon which interchange rate caps are calculated. To the extent that HSA-linked payment cards and other exempt payment cards used on our Platform (or their issuing banks) lose their exempt status under the current rules or if the current interchange rate caps applicable to other payment cards used on our Platform are reduced, any such amendment, rulemaking, or legislation could impact interchange rates applicable to payment card transactions processed through our Platform. As a result, this could decrease our revenue and profit and could have a material adverse effect on our financial condition and results of operations.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of January 31, 2019, we had U.S. federal and state net operating loss carryforwards, or NOLs, of approximately $100 million due to prior period losses, which, subject to the following discussion, are generally available to be carried forward to offset a portion of our future taxable income, if any, until such NOLs are used or expire. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-ownership change NOLs to offset future taxable income. Similar rules may apply under state tax laws. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. In addition, under the Tax Act, the amount of post 2017 NOLs that we are permitted to deduct in any taxable year is limited to 80% of our taxable income in such year, where taxable income is determined without regard to the NOL deduction itself. The Tax Act generally eliminates the ability to carry back any NOL to prior taxable years, while allowing post 2017 unused NOLs to be carried forward indefinitely without expiration. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs.

We recently changed from a December 31 fiscal year-end to a January 31 fiscal year-end. This change will make period-over-period comparisons more difficult in the short-term.

We recently changed our fiscal year-end from December 31 to January 31. Prior to 2019, we reported on a calendar-year basis with a year-end of December 31. We changed our fiscal year-end, effective January 31, 2019, to better align our fiscal calendar with the seasonal nature of our business. There are significant seasonal factors that may cause us to record higher revenue in some quarters compared with others. This change to our fiscal year-end may render period-over-period comparisons of our financial results less meaningful during this initial transition period.

The process of implementing a fiscal calendar transition has required and will continue to require us to adjust the processes, data and systems that our management and personnel rely upon to conduct our business operations and provide products and services to our clients. This change to our fiscal year-end, and any errors in our implementation of this change, could adversely impact our business and results of operations.

Economic uncertainties or downturns in the general economy or the industries in which our clients operate could disproportionately affect the demand for our solution and negatively impact our results of operations.

Market volatility and economic uncertainty remain widespread, making it potentially very difficult for our clients and us to accurately forecast and plan future business activities. During challenging economic times, our clients and patients may have difficulty gaining timely access to sufficient credit or obtaining credit on reasonable terms, which could impair their ability to make timely payments to us and adversely affect our revenue. If that were to occur, our financial results could be harmed. Further, challenging economic conditions may impair the ability of our clients to pay for the applications and services they already have purchased from us and, as a result, our write-offs of accounts receivable could increase. Patients utilizing our payment processing tools may also fail to make such payments on a timely basis or at all. We cannot predict the timing, strength or duration of any economic slowdown or recovery. If the condition of the general economy or markets in which we operate worsens, our business could be harmed.

If we or our clients fail to comply with federal and state laws governing submission of false or fraudulent claims to government healthcare programs and financial relationships among healthcare providers, we or our clients may be subject to civil and criminal penalties or loss of eligibility to participate in government healthcare programs.

As a participant in the healthcare industry, our operations and relationships, and those of our clients, are regulated by a number of federal, state and local governmental entities. The impact of these regulations can adversely affect us even though we may not be directly regulated by specific healthcare laws and regulations. We must ensure that our products and services can be used by our clients in a manner that complies with those laws and regulations. Inability of our clients to do so could affect the marketability of our products and services or our compliance with our client contracts, or even expose us to direct liability under the theory that we had assisted our clients in a violation of healthcare laws or regulations.

A number of federal and state laws, including anti-kickback restrictions and laws prohibiting the submission of false or fraudulent claims, apply to healthcare providers and others that make, offer, seek or receive referrals or payments for products or services that may be paid for through any federal or state healthcare program and, in some instances, any private program. For example, the federal Anti-Kickback Statute prohibits any person or entity from offering, paying, soliciting or receiving anything of value, directly or indirectly, covertly or overtly, in cash or in kind, for the referral of patients covered by Medicare, Medicaid and other federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. On January 31, 2019, the Department of Health and Human Services, or HHS, and HHS Office of Inspector General, or OIG, proposed an amendment to one of the existing Anti-Kickback safe harbors (42 C.F.R. 1001.952(h)) which would prohibit certain pharmaceutical manufacturers from offering rebates to pharmacy benefit managers, or PBMs, in the Medicare Part D and Medicaid managed care programs. The proposed amendment would remove protection for “discounts” from Anti-Kickback enforcement action, and would include criminal and civil penalties for knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or reward the referral of business reimbursable under federal health care programs. At the same time, HHS also proposed to create a new safe harbor to protect point-of-sale discounts that drug manufacturers provide directly to patients, and adds another safe harbor to protect certain administrative fees paid by manufacturers to PBMs. If this proposal is adopted, in whole or in part, it is unclear what effect it would have on our ability to provide certain services to our customers, particularly through Phreesia Connect, what effect it could have on our customers’ businesses, and how this may affect our revenues and business model. On May 10, 2019, the Centers for Medicare and Medicaid Services announced a new pricing transparency rule, which goes into effect on July 9, 2019. This final rule requires direct-to-consumer television advertisements for prescription drugs and biological products for which reimbursement is available, directly or indirectly, through or under Medicare or Medicaid to include the list price of that product, except for a prescription drug or biological product that has a list price of less than $35 per month for a 30-day supply or typical course of treatment. The pricing transparency rule could have a negative effect on our business, particularly our Phreesia Connect services.

HIPAA, as amended by HITECH, and their respective implementing regulations, also impose criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program (including private payors) or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services. Many states also have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program. Moreover, both federal and state laws forbid bribery and similar behavior. These laws are complex and their application to our specific services and relationships may not be clear and may be applied to our business in ways that we do not anticipate. Determination by a court or regulatory agency that our services violate these laws could subject us to civil or criminal penalties, could invalidate all or portions of some of our client contracts, could require us to change or terminate some portions of our business, could require us to refund portions of our services fees, could cause us to be disqualified from serving clients doing business with government payers and could have an adverse effect on our business. Even an unsuccessful challenge by regulatory authorities of our activities could result in adverse publicity and could require a costly response from us.

There are federal and state laws that forbid the offering or giving of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), in exchange for patient referrals, patient brokering, remuneration of patients or billing based on referrals between individuals and/or entities that have various financial, ownership or other business relationships. In many cases, billing for care arising from such actions is illegal. These limitations can vary widely from state to state, and application of these state laws, the federal anti-inducement law, and the federal prohibition on physician self-referral, known as the Stark Law, is very complex. Any determination by a state or federal regulatory agency that any of our clients violate or have violated any of these laws may result in allegations that claims that we have processed or forwarded are improper. This could subject us to civil or criminal penalties, could require us to change or terminate some portions of our business, could require us to refund portions of our services fees and could have an adverse effect on our business. Even an unsuccessful challenge by regulatory authorities of our activities could result in adverse publicity and could require a costly response from us.

Federal and state regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other healthcare reimbursement laws and rules. From time to time, participants in the healthcare industry receive inquiries or subpoenas to produce documents in connection with government investigations. We could be required to expend significant time and resources to comply with these requests, and the attention of our management team could be diverted by these efforts. The occurrence of any of these events could give our clients the right to terminate our contracts with us and result in significant harm to our business and financial condition.

These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. Any failure of our products or services to comply with these laws and regulations could result in substantial civil or criminal liability and could, among other things, adversely affect demand for our services, force us to expend significant capital, research and development and other resources to address the failure, invalidate all or portions of some of our contracts with our clients, require us to change or terminate some portions of our business, require us to refund portions of our revenue, cause us to be disqualified from serving clients doing business with government payers, and give our clients the right to terminate our contracts with them, any one of which could have an adverse effect on our business.

The U.S. Food and Drug Administration may in the future determine that our technology solutions are subject to the Federal Food, Drug, and Cosmetic Act and we may face additional costs and risks as a result.

The FDA may promulgate a policy or regulation that affects our products and services. For example, the FDA in future rule-making may consider our technology solution as a medical device. Medical devices are subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDCA. Under the FDCA, medical devices include any instrument, apparatus, machine, contrivance or other similar or related articles that is intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment or prevention of disease. FDA regulations govern among other things, product development, testing, manufacture, packaging, labeling, storage, clearance or approval, advertising and promotion, sales and distribution and import and export.

Non-compliance with applicable FDA requirements can result in, among other things, public warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the FDA to grant marketing approvals, withdrawal of marketing approvals, a recommendation by the FDA to disallow us from entering into government contracts and criminal prosecutions. The FDA also has the authority to request repair, replace or refund of the cost of any device.

Potential additional regulation of the disclosure of health information outside the United States may adversely affect our operations and may increase our costs.

Federal or state governmental authorities may impose additional data security standards or additional privacy or other restrictions on the collection, use, transmission and other disclosures of health information. In the future, industry requirements or guidance (e.g., payor requirements), contractual obligations, and/or legislation at both the federal and the state level may limit, forbid or regulate the use or transmission of health information outside of the United States. These developments, if adopted, may render our use of our office in Ottawa, Ontario, Canada, for work related to such data impracticable or substantially more expensive. Alternative means of supporting our clients with the use of such information within the United States may involve substantial delay in implementation and increased cost.

Individuals may claim our text messaging services are not compliant with the Telephone Consumer Protection Act.

The Telephone Consumer Protection Act, or TCPA, is a federal statute that protects consumers from unwanted telephone calls and faxes. Since its inception, the TCPA’s purview has extended to text messages sent to consumers. We must ensure that our services that leverage text messaging comply with TCPA regulations and agency guidance. While we strive to adhere to strict policies and procedures, the Federal Communications Commission, or FCC, as the agency that implements and enforces the TCPA, may disagree with our interpretation of the TCPA and subject us to penalties and other consequences for noncompliance. Determination by a court or regulatory agency that our services violate the TCPA could subject us to civil penalties, could invalidate all or portions of some of our client contracts, could require us to change or terminate some portions of our business, could require us to refund portions of our services fees, and could have an adverse effect on our business. Even an unsuccessful challenge by consumers or regulatory authorities of our activities could result in adverse publicity and could require a costly response from us.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

We operate in a rapidly changing industry. Accordingly, our risk management policies and procedures may not be fully effective to identify, monitor and manage all risks our business encounters. If our policies and procedures are not fully effective or we are not successful in identifying and mitigating all risks to which we are or may be exposed, we may suffer uninsured liability, harm to our reputation or be subject to litigation or regulatory actions that could adversely affect our business, financial condition or results of operations.

Our office in Ottawa, Canada is subject to the laws and regulations of the government of Canada and its subdivisions.

Our office in Ottawa, Ontario, Canada is subject to additional laws and regulations by the government of Canada, as well as its provinces. These include Canadian federal and local corporation requirements, restrictions on exchange of funds, employment-related laws and qualification for tax status. If we fail to comply with Canadian laws and regulations, or if the government of Canada or its provinces determines that our corporate actions do not comply with applicable Canadian law, we could face sanctions or fines, which could have a material adverse effect on our business.

Changes in accounting rules, assumptions and/or judgments could materially and adversely affect us.

Accounting rules and interpretations for certain aspects of our operations are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions and/or judgments could significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Risks relating to our indebtedness

In order to support the growth of our business, we may need to incur additional indebtedness under our current credit facilities or seek capital through new equity or debt financings, which sources of additional capital may not be available to us on acceptable terms or at all.

Our operations have consumed substantial amounts of cash since inception and we intend to continue to make significant investments to support our business growth, respond to business challenges or opportunities, develop new applications and services, enhance our existing solution and services, enhance our operating infrastructure and potentially acquire complementary businesses and technologies. For fiscal 2019, our net cash used in operating activities was $2.1 million. For the three months ended April 30, 2019, our net cash provided by operating activities was $2.0 million. As of April 30, 2019, we had $5.9 million of cash and cash equivalents, which are held for working capital purposes. As of April 30, 2019, we had borrowings of $35.2 million under our credit facility and the ability to borrow up to an additional $19.8 million. We also intend to use a portion of the net proceeds from this offering to repay all of our revolving line of credit with Silicon Valley Bank. Borrowings under our credit facility are secured by substantially all of our properties, rights and assets, excluding intellectual property.

Our future capital requirements may be significantly different from our current estimates and will depend on many factors, including the need to:

•	finance unanticipated working capital requirements;
•	develop or enhance our technological infrastructure and our existing products and services;
•	fund strategic relationships, including joint ventures and co-investments;

•	fund additional implementation engagements;
•	respond to competitive pressures; and
•	acquire complementary businesses, technologies, products or services.

Accordingly, we may need to engage in equity or debt financings or collaborative arrangements to secure additional funds. Additional financing may not be available on terms favorable to us, or at all. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve additional restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, during times of economic instability, it has been difficult for many companies to obtain financing in the public markets or to obtain debt financing, and we may not be able to obtain additional financing on commercially reasonable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, it could have a material adverse effect on our business, financial condition and results of operations.

Restrictive covenants in the agreements governing our credit facility may restrict our ability to pursue our business strategies.

The credit agreement governing our credit facility contains certain customary restrictive covenants that limit our ability to incur additional indebtedness and liens, merge with other companies or consummate certain changes of control, acquire other companies, engage in new lines of business, make certain investments, pay dividends, create subsidiaries, enter into certain transactions with affiliates, and transfer or dispose of assets as well as financial covenants requiring us to maintain a specified level of recurring revenue growth, a specified maximum funded debt to recurring revenue ratio and a specified amount of minimum liquidity.

Our ability to comply with these covenants may be affected by events beyond our control, and we may not be able to meet those covenants. A breach of any of these covenants could result in a default under the loan agreement, which could cause all of the outstanding indebtedness under our credit facility to become immediately due and payable and terminate all commitments to extend further credit. These covenants could also limit our ability to seek capital through the incurrence of new indebtedness or, if we are unable to meet our obligations, require us to repay any outstanding amounts with sources of capital we may otherwise use to fund our business, operations and strategy.

Despite our substantial indebtedness, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We may incur substantial additional indebtedness in the future. Although the agreement governing our credit facility contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the indebtedness we can incur in compliance with these restrictions could be substantial. If we incur additional debt, the risks associated with our substantial leverage would increase.

Risks relating to this offering and ownership of our common stock

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any shares of our common stock that you purchase, or the price at which you may be able to sell such shares may decline. The initial public offering price of shares of our common stock has been determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;
•	actual or anticipated fluctuations in our quarterly financial reports and results of operations;
•	our ability to satisfy our ongoing capital needs and unanticipated cash requirements;
•	indebtedness incurred in the future;
•	introduction of new products and services by us or our competitors;
•	issuance of new or changed securities analysts’ reports or recommendations;
•	sales of large blocks of our common stock;
•	additions or departures of key personnel;
•	regulatory developments;
•	litigation and governmental investigations; and
•	economic and political conditions or events.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The trading market for our common stock will also be influenced by the research and reports that industry or securities analysts publish about us or our business. As a new public company, we do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our common stock or provides more favorable recommendations about our competitors, or if our results of operations do not meet their expectations, our stock price could decline.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Upon the completion of this offering, we will have shares of common stock outstanding. In addition, options that are held by our employees are currently exercisable or will be exercisable in 2019. Our executive officers and directors will be subject to the lock-up agreements described under “Underwriting” and the Rule 144 holding period requirements described under “Shares eligible for future sale.” After these lock-up periods have expired, the holding periods have elapsed and, in the case of restricted stock, the shares have vested, additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Moreover, after this offering, holders of an aggregate of approximately 25,877,395 shares of our common stock, including those issuable upon the conversion of our convertible preferred stock upon the closing of this offering and those issuable upon the exercise of certain warrants to purchase shares of our capital stock, will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

Anti-takeover provisions under our incorporation documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which became effective at or prior to the closing of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•

a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

•

a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than 75% of all outstanding shares of our voting stock then entitled to vote in the election of directors;

•

a requirement of approval of not less than 75% of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our amended and restated certificate of incorporation; and

•

the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our amended and restated bylaws will designate the Court of Chancery of the State of Delaware, or the Chancery Court, as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, provide that, unless we consent in writing to the selection of an alternative forum, the Chancery Court will be the sole and exclusive forum for state law claims for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim pursuant to any provision of the General Corporation Law of the State of Delaware, our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) any action asserting a claim governed by the internal affairs doctrine. This exclusive forum provision does not apply to any causes of action arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the choice of forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent shares subsequently are issued under outstanding options or warrants, you will incur further dilution. Based on an initial public offering price of $18.00 per share, you will experience immediate dilution of $15.08 per share, representing the difference between our pro forma net tangible book value per share, after giving effect to this offering, and the initial public offering price.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering; (b) in which we have total annual gross revenue of at least $1.07 billion; or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior July 31st; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. This may make comparison of our financial statements with the financial statements of another public company that is not an emerging growth company, or an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, some media coverage, including coverage that is not directly attributable to statements made by our officers or employees, that incorrectly reports on statements made by our officers or employees or that is misleading as a result of omitting information provided by us, our officers or employees. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition or results of operations.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which will require, among other things, that we file with the Securities and Exchange Commission, or the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The New York Stock Exchange to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Act was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. Some of the statements in the section captioned “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	net losses experienced in the past and our ability to achieve profitability in the future;

•	the rapidly evolving industry and the market for technology-enabled services in healthcare in the United States being relatively immature and unproven;

•	our reliance on a limited number of clients for a substantial portion of our revenue;

•	our ability to effectively manage our growth;

•	potentially competing with our customers or partners;

•	our existing clients not renewing their existing contracts with us, renewing at lower fee levels or declining to purchase additional applications from us;

•	failure to adequately expand our direct sales force impeding our growth;

•	our ability to recover the significant upfront costs in our customer relationships;

•	our ability to determine the size of our target market;

•

contractual terms, changes in law or regulation, or liability or expense arising from our collection, use, disclosure, or storage of sensitive data collected from or about patients, including risks of theft or leakage of patient data;

•	our ability to maintain and enhance our reputation and brand recognition;

•	consolidation in the healthcare industry resulting in loss of clients;

•	the competition which could limit our ability to maintain or expand market share within our industry, including competition from our existing customers;

•	the uncertainty of the regulatory and political framework;

•	our ability to obtain, maintain and enforce intellectual property protection for our technology and products;

•	our use of open source software leading to possible litigation;

•	our inability to protect the confidentiality of our trade secrets impacting the value of our technology;

•	our reliance on third-party vendors and partners to execute our business strategy;

•	our dependency on a limited number of third-party suppliers and contract manufacturers to support our products;

•	our inability to implement our solutions for clients resulting in loss of clients and reputation;

•	our reliance on Internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems for providing services to our users;

•	our dependency on our key personnel, and our ability to attract, hire, integrate and retain key personnel;

•	the risks related to future acquisition and investment opportunities;

•	the possibility that we may become subject to future litigation;

•	our future indebtedness;

•

our expectations regarding trends in our key metrics and revenue from subscription fees from our provider clients, payment processing fees and fees charged to our life science clients by delivering targeted messages to patients; and

•	the effectiveness of our risk management policies.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

In addition, you should refer to the “Risk factors” section of this prospectus for a discussion of these and other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

Market and industry data

This prospectus contains statistical data, estimates and forecasts from various sources, including independent industry publications and other information from our internal sources. This information is based upon a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk factors” and “Special note regarding forward-looking statements,” that could cause results to differ materially from those expressed in these publications and reports.

The sources of certain statistical data, estimates and forecasts contained in this prospectus are the following independent industry publications or reports:

•	American Hospital Association, Regulatory Overload: Assessing the Regulatory Burden on Health Systems, Hospitals and Post-acute Care Providers, October 2017;

•	Centers for Medicare & Medicaid Service, National Health Expenditure Projections 2018-2027, 2019;

•	Health Care Payment Learning & Action Network, APM Measurement: Progress of Alternative Payment Models Methodology and Results Report, 2018;

•	Journal of Academy of Medicine, Eliminating Waste in US Health Care, April 2012;

•	Kaiser Family Foundation, 2018 Employer Health Benefits Survey, October 2018;

•	KLAS, Best in KLAS: Software & Services, January 2019;

•	KLAS, Patient Intake Management 2018: Solutions for a More Efficient Practice, June 2018;

•	National Academy of Medicine, Vital Directors for Health & Healthcare, 2017;

•	National Center for Health Statistics, High-deductible Health Plan Enrollment Among Adults Aged 18-64 With Employment-based Insurance Coverage, August 2018;

•	Software Advice, How Patients Use Online Reviews, February 2019; and

•	The Journal of the American Medical Association, Medical Marketing in the United States 1997-2016, January 2019.

Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but such information may not be accurate or complete. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied on therein.

Certain information included in this prospectus concerning our industry and the markets we serve, including our market share, are also based on our good-faith estimates derived from management’s knowledge of the industry and other information currently available to us.

Use of proceeds

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $125.8 million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholders in this offering, including from any exercise by the underwriters of their option to purchase additional shares.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders.

We intend to use approximately $15.0 million to pay a cash dividend to the holders of 22,871,507 shares of our Senior Convertible preferred stock, which is payable to such holders upon the conversion of all such shares into an aggregate of 10,408,818 shares of our common stock upon the closing of this offering. This cash dividend is calculated based on an assumed closing date for this offering of July 22, 2019, and an initial public offering price of $18.00 per share.

We also currently intend to use $17.7 million of the net proceeds from this offering to repay all of our revolving line of credit with Silicon Valley Bank, which has an outstanding balance of $17,675,556 as of July 8, 2019 ($15,175,556 as of April 30, 2019). Our credit facility with Silicon Valley Bank consists of an asset based line of credit with a maturity date of February 28, 2024, which accrues interest at the greater of prime rate minus 0.50% and 5.00%. The term loan also has a maturity date of February 28, 2024 in which principal payments under the term loan are due in 36 equal monthly installments beginning in March, 2021, accruing an annum interest at prime rate plus 1.50%. We have used our credit facility to pay the outstanding principal amount under a loan and security agreement with another lender. For more information, see “Management’s discussion and analysis of financial condition and results of operation—Liquidity and capital resources.”

We intend to use the remaining net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time.

We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. Accordingly, we will have broad discretion in using these proceeds, and you will not have the opportunity to influence decisions on the use of these proceeds. Pending their uses, we plan to invest the net proceeds of this offering in interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend policy

We have never declared or paid any cash dividends on our common stock or any other securities. However, pursuant to our sixth amended and restated certificate of incorporation, as amended and in effect immediately prior to the closing of this offering, or the pre-offering certificate of incorporation, each share of our Senior A preferred stock and our Senior B preferred stock, which we refer to collectively herein as our Senior Convertible preferred stock, accrues, from and after the date of issuance, cash dividends at the rate per annum of 8% of the original issue price applicable to such share of Senior Convertible preferred stock. Our Junior Convertible preferred stock and redeemable preferred stock do not accrue any dividends. The aggregate accruing dividend on the Senior Convertible preferred stock, which we refer to as the IPO Dividend, is payable to the holders of shares of our Senior Convertible preferred stock upon the closing of the sale of shares of our common stock to the public.

Assuming a closing date for this offering of July 22, 2019, and an initial public offering price of $18.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the amount of the IPO dividend payable to holders of shares of our Senior Convertible preferred stock will be approximately $15.0 million, which will be paid from the net proceeds of this offering.

Except for the IPO Dividend, we anticipate that we will retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate declaring or paying cash dividends in the foreseeable future. In addition, future debt instruments may materially restrict our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of the board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, restrictions that may be imposed by applicable law and our contracts and other factors the board of directors deems relevant. Additionally, our ability to pay dividends on our common stock is limited by restrictions under the terms of our credit facility with Silicon Valley Bank. See “Management’s discussion and analysis of financial condition and results of operation—Liquidity and capital resources.”

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of April 30, 2019:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the filing and effectiveness of our amended and restated certificate of incorporation;

•

the automatic conversion of all outstanding shares of our convertible preferred stock, which we refer to collectively herein as our convertible preferred stock into an aggregate of 25,311,535 shares of common stock upon the closing of this offering;

•	the cancellation of 42,560,530 shares of our redeemable preferred stock upon the closing of this offering;

•

a warrant to purchase 489,605 shares of our Junior Convertible preferred stock and 358,244 shares of our redeemable preferred stock (the “Junior Warrant”) outstanding as of April 30, 2019 becoming a warrant to purchase an aggregate of 222,819 shares of common stock, at a weighted-average exercise price of $0.02, upon the closing of this offering, and whereby the portion of the warrant exercisable for 358,244 shares of our redeemable preferred stock will be cancelled upon the closing of this offering;

•

warrants to purchase 672,560 shares of our Senior A preferred stock outstanding as of April 30, 2019 becoming warrants to purchase an aggregate of 306,082 shares of common stock, at a weighted-average exercise price of $6.59, upon the closing of this offering;

•

the automatic cashless exercise of a warrant to purchase 116,232 shares of our Senior A preferred stock, which, based on an assumption that the fair market value of our common stock for purposes of automatic exercise under the warrant will be equal to the initial public offering price of $18.00 per share and assuming the automatic conversion of the shares of Senior A preferred stock issued pursuant to such automatic cashless exercise into shares of common stock, would result in the issuance of 38,730 shares of our common stock upon the closing of this offering;

•

for purposes of any cashless automatic exercise of warrants, that the fair market value of our common stock immediately prior to the closing of this offering exceeds the exercise price of such warrant; and

•

the payment of an accrued dividend to holders of 22,871,507 shares of our Senior Convertible preferred stock in the aggregate amount of $15.0 million, which becomes due and payable to such holders upon the conversion of all such shares into an aggregate of 10,408,818 shares of common stock upon the closing of this offering. The cash dividend is calculated based on an assumed closing date for this offering of July 22, 2019, and an initial public offering price of $18.00 per share;

•

on a pro forma as adjusted basis to give further effect to (i) our issuance and sale of 7,812,500 shares of our common stock in this offering at an initial public offering price of $18.00 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and after the application of a portion of the net proceeds from this offering to repay all of our revolving line of credit with Silicon Valley Bank, which had an outstanding balance of $17,675,556 as of July 8, 2019 ($15,175,556 as of April 30, 2019); (ii) our issuance of 222,547 shares of common stock upon the cashless exercise of the Junior Warrant in connection with this offering, based on an assumption that the fair market value of our common stock for purposes of cashless exercise under the Junior Warrant is equal to the initial public offering price of $18.00 per share; and (iii) our issuance of 96,994 shares of common stock upon the cashless exercise of a warrant to purchase 336,280 shares of our Series A preferred stock in connection with this offering, based on an assumption that the fair market value of our common stock for purposes of the cashless exercise under such warrant is equal to the initial public offering price of $18.00 per share.

You should read the information in this table together with our financial statements and the related notes appearing at the end of this prospectus and the “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations” sections of this prospectus.

	As of April 30, 2019
(in thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted
Cash and cash equivalents	$5,913	$5,913	$101,537

Long-term debt, net of discount, including current portion	$34,227	$34,227	$19,051
Warrant liability	5,921	—	—
Senior Convertible preferred stock (Senior A preferred stock and Senior B preferred stock), $0.01 par value; 25,320,169 shares authorized, 22,871,507 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	139,047	—	—
Junior Convertible preferred stock, $0.01 par value; 34,000,000 shares authorized, 32,746,041 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	32,746	—	—
Redeemable preferred stock, $0.01 par value; 44,000,000 shares authorized, 42,560,530 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	42,560	—	—
Total Preferred stock	214,353	—	—

Stockholders’ (deficit) equity:
Preferred stock, $0.01 par value; no shares authorized, issued or outstanding, actual; 20,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.01 par value; 80,000,000 shares authorized, 2,024,519 shares issued and outstanding, actual; 500,000,000 shares authorized, 27,374,784 shares issued and outstanding, pro forma; 500,000,000 shares authorized, 35,506,825 shares issued and outstanding, pro forma as adjusted	20	274	355
Additional paid-in capital	—	205,065	330,165
Accumulated deficit	(224,083)	(224,083)	(224,083)

Total stockholders’ equity (deficit)	(224,063)	(18,744)	106,437

Total capitalization	$30,438	$15,483	$125,488

The table above does not include:

•

3,582,540 shares of common stock issuable upon the exercise of stock options outstanding as of April 30, 2019 under our Amended and Restated 2006 Stock Option and Grant Plan, as amended, or the 2006 Plan, at a weighted average exercise price of $1.55 per share;

•

2,460,614 shares of common stock issuable upon the exercise of stock options outstanding as of April 30, 2019 under our 2018 Stock Option and Grant Plan, as amended, or the 2018 Plan, at a weighted average exercise price of $6.10 per share;

•	390,794 shares of our common stock subject to RSUs outstanding as of April 30, 2019;

•	188,716 shares of common stock issuable upon the exercise of stock options granted after April 30, 2019, at a weighted-average exercise price of $11.89 per share under the 2018 Plan;

•	58,589 shares of our common stock subject to RSUs granted after April 30, 2019 under the 2018 Plan;

•	406,685 shares of our common stock issuable upon the exercise of warrants outstanding as of April 30, 2019 to purchase common stock at a weighted average exercise price of $4.56 per share;

•

153,041 shares of our common stock issuable upon the exercise of warrants outstanding as of April 30, 2019 to purchase convertible preferred stock at a weighted average exercise price of $6.59 per share;

•

195,388 shares of common stock available for future issuance as of April 30, 2019 under the 2018 Plan, which ceased to be available for issuance at the time that our 2019 Stock Option and Incentive Plan, or the 2019 Plan, became effective;

•

2,139,683 shares of our common stock reserved for future issuance under our 2019 Plan, which became effective upon the effectiveness of the registration statement of which this prospectus is a part; and

•

855,873 shares of our common stock reserved for issuance under our 2019 Employee Stock Purchase Plan, which became effective upon the effectiveness of the registration statement of which this prospectus is a part.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of April 30, 2019 was $(229.0) million, or $(113.13) per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying value of our preferred stock, which is not included within stockholders’ equity (deficit). Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the 2,024,519 shares of common stock outstanding as of April 30, 2019.

Our pro forma net tangible book value as of April 30, 2019 was $(23.7) million, or $(0.87) per share of common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to:

•	the automatic conversion of all outstanding shares of our convertible preferred stock as of April 30, 2019 into an aggregate of 25,311,535 shares of common stock upon the closing of this offering;

•	the cancellation of 42,560,530 shares of our redeemable preferred stock upon the closing of this offering;

•

a warrant to purchase 489,605 shares of our Junior Convertible preferred stock and 358,244 shares of our redeemable preferred stock (the “Junior Warrant”) outstanding as of April 30, 2019 becoming a warrant to purchase an aggregate of 222,819 shares of common stock, at a weighted-average exercise price of $0.02, upon the closing of this offering, and whereby the portion of the warrant exercisable for 358,244 shares of our redeemable preferred stock will be cancelled upon the closing of this offering;

•

warrants to purchase 672,560 shares of our Senior A preferred stock outstanding as of April 30, 2019 becoming warrants to purchase an aggregate of 306,082 shares of common stock, at a weighted-average exercise price of $6.59, upon the closing of this offering;

•

the automatic cashless exercise of a warrant to purchase 116,232 shares of our Senior A preferred stock, which, based on an assumption that the fair market value of our common stock for purposes of automatic exercise under the warrant will be equal to the initial public offering price of $18.00 per share and assuming the automatic conversion of the shares of Senior A preferred stock issued pursuant to such automatic cashless exercise into shares of common stock, would result in the issuance of 38,730 shares of our common stock upon the closing of this offering;

•

for purposes of any automatic cashless exercise of warrants, that the fair market value of our common stock immediately prior to the closing of this offering exceeds the exercise price of such warrant; and

•

the payment of an accrued dividend to holders of 22,871,507 shares of our Senior Convertible preferred stock in the aggregate amount of $15.0 million, which becomes due and payable to such holders upon the conversion of all such shares into an aggregate of 10,408,818 shares of common stock upon the closing of this offering. The cash dividend is calculated based on an assumed closing date for this offering of July 22, 2019, and an initial public offering price of $18.00 per share.

Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of April 30, 2019, after giving effect to the pro forma adjustments described above.

After giving further effect to: (i) our issuance and sale of 7,812,500 shares of our common stock in this offering at an initial public offering price of $18.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and after repayment of all of our revolving line of credit with Silicon Valley Bank, which has an outstanding balance of $17,675,556 as of July 8, 2019 ($15,175,556 as of April 30, 2019); (ii) our issuance of 222,547 shares of common stock upon the cashless exercise of the Junior Warrant in connection with this offering, based on an assumption that the fair market value of our common stock for purposes of cashless exercise under the Junior Warrant is equal to the initial public offering price of $18.00 per share; and (iii) our issuance of 96,994 shares of common stock upon the cashless exercise of a warrant to purchase 336,280 shares of our Series A preferred stock in connection with this offering, based on an assumption that the fair market value of our common stock for purposes of the cashless exercise under such warrant is equal to the initial public offering price of $18.00 per share, our pro forma as adjusted net tangible book value as of April 30, 2019 would have been $103.7 million, or $2.92 per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $3.79 to existing stockholders and immediate dilution of $15.08 in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$18.00
Historical net tangible book value (deficit) per share as of April 30, 2019	$(113.13)
Increase per share attributable to the pro forma adjustments described above	112.26

Pro forma net tangible book value (deficit) per share as of April 30, 2019	(0.87)
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering	3.79

Pro forma as adjusted net tangible book value per share after this offering		2.92

Dilution per share to new investors purchasing common stock in this offering		$15.08

The following table summarizes, as of April 30, 2019, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an initial public offering price of $18.00 per share before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and after the application of a portion of the net proceeds from this offering to repay all of our revolving line of credit with Silicon Valley Bank, which had an outstanding balance of $17,675,556 as of July 8, 2019 ($15,175,556 as of April 30, 2019). As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares purchased		Total consideration		Average price
	Number	Percent	Amount	Percentage	Per share
Existing stockholders	26,218,631	74%	$113,304,510	40%	$4.32
Investors participating in this offering	9,288,194	26	$167,187,492	60	$18.00

Total	35,506,825	100.0%	$280,492,002	100.0%	$7.90

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriter’s option to purchase additional shares of common stock from the selling stockholder. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 70% and our new investors would own 30% of the total number of shares of common stock outstanding upon completion of this offering.

The tables and discussion above are based on the number of shares of our common stock outstanding as of April 30, 2019, and exclude:

•	3,582,540 shares of common stock issuable upon the exercise of stock options outstanding as of April 30, 2019 under the 2006 Plan at a weighted average exercise price of $1.55 per share;

•	2,460,614 shares of common stock issuable upon the exercise of stock options outstanding as of April 30, 2019 under the 2018 Plan at a weighted average exercise price of $6.10 per share;

•	390,794 shares of our common stock subject to RSUs outstanding as of April 30, 2019;

•	188,716 shares of common stock issuable upon the exercise of stock options granted after April 30, 2019, at a weighted-average exercise price of $11.89 per share under the 2018 Plan;

•	58,589 shares of our common stock subject to RSUs granted after April 30, 2019 under the 2018 Plan;

•	406,685 shares of our common stock issuable upon the exercise of warrants outstanding as of April 30, 2019 to purchase common stock at a weighted average exercise price of $4.56 per share;

•

153,041 shares of our common stock issuable upon the exercise of warrants outstanding as of April 30, 2019 to purchase convertible preferred stock at a weighted average exercise price of $6.59 per share;

•	358,244 shares of our redeemable preferred stock issuable upon the exercise of a warrant outstanding as of April 30, 2019, which will be cancelled upon the closing of this offering;

•	195,388 shares of common stock available for future issuance as of April 30, 2019 under the 2018 Plan, which ceased to be available for issuance at the time that the 2019 Plan became effective;

•

2,139,683 shares of our common stock reserved for future issuance under our 2019 Plan, which became effective upon the effectiveness of the registration statement of which this prospectus is a part; and

•

855,873 shares of our common stock reserved for issuance under our 2019 Employee Stock Purchase Plan, which became effective upon the effectiveness of the registration statement of which this prospectus is a part.

To the extent that outstanding stock options or warrants are exercised, new stock options or warrants are issued, or we issue additional shares of common stock in the future, there will be further dilution to new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Selected financial data

You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and the "Management’s discussion and analysis of financial condition and results of operations” section of this prospectus. We have derived the statement of operations data for fiscal 2018 and fiscal 2019 and the balance sheet data as of fiscal 2019 from our audited financial statements appearing at the end of this prospectus. The statements of operations data for three months ended April 30, 2018 and 2019 and the balance sheet data as of April 30, 2019 are derived from unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair presentation of the unaudited interim financial statements. Our historical results are not necessarily indicative of results that may be expected in the future, and the results for the three months ended April 30, 2019 and are not necessarily indicative of results to be expected for the full year or any other period. The selected financial data in this section are not intended to replace the financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the financial statements and related notes thereto included at the end of this prospectus.

	Fiscal year ended January 31,		Three months ended April 30,
(in thousands, except per share data)	2018	2019	2018	2019

Statement of operations data:
Revenue
Subscription and related services	$32,430	$43,928	$10,002	$12,683
Payment processing fees	28,671	36,881	9,232	11,557
Life sciences	18,733	19,080	4,637	4,070

Total revenue	$79,834	$99,889	$23,871	$28,310

Expenses
Cost of revenue (excluding depreciation and amortization)	12,562	15,105	3,223	3,996
Payment processing expense	17,209	21,892	5,590	6,949
Sales and marketing	24,761	26,367	6,247	7,702
Research and development	11,377	14,349	3,109	4,299
General and administrative	18,838	20,076	4,928	6,245
Depreciation	6,832	7,552	1,772	2,155
Amortization	2,808	4,042	913	1,219

Total expenses	$94,387	$109,382	$25,781	$32,564
Operating loss	$(14,553)	$(9,494)	$(1,910)	$(4,255)

Other income (expense)
Other income (expense)	602	(7)	(175)	(1,145)
Change in fair value of warrant liability	(598)	(2,058)	(291)	(423)
Interest income (expense)	(3,642)	(3,504)	(848)	(804)

Total other income (expense)	$(3,639)	$(5,568)	$(1,314)	$(2,372)

Loss before provision for income taxes	$(18,192)	$(15,062)	$(3,224)	$(6,627)

Provision for income taxes	—	—	—	(68)

Net loss	$(18,192)	$(15,062)	$(3,224)	$(6,695)
Accretion of redeemable preferred stock	$(19,981)	$(30,199)	$(2,490)	$(7,863)

Net loss attributable to common stockholders	$(38,173)	$(45,261)	$(5,713)	$(14,558)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(24.81)	$(24.53)	$(3.29)	$(7.23)

Weighted-average common shares outstanding, basic and diluted(1)	1,539	1,845	1,734	2,014

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(0.53)		$(0.24)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(1)		28,026		28,195

(1)	See Note 13 to our financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders and unaudited basic and diluted pro forma net loss per share attributable to common stockholders.

	As of January 31,		As of April 30,
(in thousands)	2018	2019	2019
Balance sheet data:
Cash and cash equivalents	$10,503	$1,543	$5,913
Total assets	57,136	59,262	68,107
Long-term debt and capital leases, net of discount, including current portion	22,934	32,285	37,979
Preferred stock warrant liability	3,440	5,498	5,921
Redeemable preferred stock	176,291	206,490	214,353
Common stock and additional paid in capital	16	20	20
Total stockholders’ equity (deficit)	(167,683)	(210,974)	(224,063)

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected financial data” and the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified below and those discussed in the section titled “Risk factors” and in other parts of this prospectus.

Overview

We are a leading provider of comprehensive solutions that transform the healthcare experience by engaging patients in their care and enabling healthcare provider organizations to optimize operational efficiency, improve profitability and enhance clinical care. As evidenced in industry survey reports from KLAS, we have been recognized as a leader based on our integration capabilities with healthcare provider organizations, the broad adoption of our patient intake functionalities and by overall client satisfaction. Through the SaaS-based Phreesia Platform, we offer our provider clients a robust suite of solutions to manage the patient intake process and an integrated payments solution for secure processing of patient payments. Our Platform also provides life sciences companies with an engagement channel for targeted and direct communication with patients. In fiscal 2019, we facilitated more than 54 million patient visits for approximately 50,000 individual providers, including physicians, physician assistants and nurse practitioners, in nearly 1,600 healthcare provider organizations across all 50 states. Additionally, our Platform processed more than $1.4 billion in patient payments during this time.

We serve an array of healthcare provider organizations of all sizes ranging from single-specialty practices, which include internal and family medicine, urology, dermatology and orthopedics, to large, multi-specialty groups such as Crystal Run Healthcare and Iowa Clinic and large health systems such as Ascension Medical Group and Baycare Health Systems. Our life sciences business additionally serves clients in the pharmaceutical, biotechnology and medical device industries, including 13 of the top 20 global pharmaceutical companies as measured by revenue in fiscal 2019.

We derive revenue from (i) subscription fees from healthcare provider organizations for access to the Phreesia Platform and related professional services fees, approximately 95% of which are generated from fees related to our base package and add-ons, (ii) payment processing fees based on levels of patient payment volume processed through the Phreesia Platform and (iii) fees from life science companies to deliver marketing content to patients using the Phreesia Platform. We have strong visibility into our business as the majority of our revenue is derived from recurring subscription fees and re-occurring payment processing fees.

We have achieved rapid provider client growth through our effective sales channel. We market and sell our products and services to provider clients throughout the United States using a direct sales organization segmented into several highly targeted and coordinated teams, which are concentrated in Raleigh, North Carolina, New York, New York and Ottawa, Canada. Our demand generation team develops content and identifies prospects that our sales development team researches and qualifies to generate high-grade, actionable sales programs. Our direct sales force executes on these qualified sales programs, partnering with client services to ensure prospects are educated on the breadth of our capabilities and demonstrable value proposition, with the goal of attracting and retaining clients and expanding their use of our Platform over time. Most of our Platform solutions are contracted pursuant to annual, auto-renewing agreements. Our sales typically involve competitive processes and sales cycles have, on average, varied in duration from two months to eight months, depending on the size of the potential client. In addition, through Phreesia University (Phreesia’s in-house training program) events, client conferences and webinars, we help our provider clients optimize their businesses and, as a result, support client retention.

We intend to continue scaling our sales, marketing, client services and client success organizations to meet the needs of our growing provider client base. We will continue our strategic and research and development investments to innovate, enhance and expand the Phreesia Platform, software architecture and data center infrastructure with new features and functionality.

Since our inception, we have not marketed or sold our products internationally. Accordingly, all of our revenue from historical periods, including fiscal 2019, has come from the United States, and our current strategy is to continue to focus our sales efforts solely within the United States.

Our revenue growth has been entirely organic and reflects our significant addition of new provider clients and increased revenue from existing clients. Total revenue increased approximately 25% from $79.8 million in fiscal 2018 to $99.9 million in fiscal 2019. For the three months ended April 30, 2018 and 2019, our total revenue was $23.9 million and $28.3 million, respectively. Net loss was $18.2 million and $15.1 million in fiscal 2018 and 2019, respectively, and $3.2 million and $6.7 million for the three month period ended April 30, 2018 and 2019, respectively. Adjusted EBITDA was negative $4.1 million and positive $3.5 million for fiscal 2018 and 2019, respectively, and positive $1.0 million and negative $0.3 million for the three month period ended April 30, 2018 and 2019, respectively. In fiscal 2019, cash used in operating activities was $2.1 million and free cash flow was negative $12.0 million. For the three month period ended April 30, 2019, cash provided by operating activities was $2.0 million and free cash flow was negative $0.7 million. For a reconciliation of Adjusted EBITDA to net loss and free cash flow, please see the section titled “Prospectus summary—Summary financial and other data.”

Our business model

Our business model is focused on maximizing long-term value for our clients and us. We invest significantly to acquire and onboard new provider clients and believe that we will achieve a positive return on these investments through strong retention of and expansion of business with such clients over time. Acquisition and onboarding costs for new clients include sales, implementation and marketing costs. We recognize software subscription revenue from our provider clients ratably over the term of subscription period, which commences when all revenue recognition criteria have been met. We recognize gross payment revenue from our patient payment platform at the time payment is made by the patient through the Phreesia Platform. We recognize revenue from our life sciences clients as marketing content is delivered to patients interacting with the Phreesia Platform.

The profit we achieve from our provider clients varies and depends on the specific solutions purchased by the client, the number of providers at the client and the volume of payment transactions processed by their patients through our payment platform. Our sales, marketing and onboarding expenses associated with new provider clients typically exceed first-year contribution we generate from those clients. However, provider clients’ subscriptions typically renew automatically each year so our primary cost relating to a client renewal is our account management team with very limited sales, marketing and implementation expense. We may incur minimal incremental sales and marketing costs relative to initial client acquisition costs to expand our business with the provider client through the sale of additional subscriptions purchased for a client’s providers or the cross-sale or and up-sale of new applications, such as Phreesia Mobile and Appointments.

To illustrate the economic relationship with our provider clients, the following is an analysis of the provider clients we on-boarded in fiscal 2017, which we refer to as the FY 2017 Cohort, and in fiscal 2018, which we refer to as the FY 2018 Cohort. We selected the FY 2017 Cohort and the FY 2018 Cohort, or our Cohorts, as representative sets of provider clients because we believe that time is an important factor to understand long-term value of our provider client base. We also believe that the Cohorts are a fair representation of our overall client base because they include provider clients across organization sizes, specialties, geographies and include provider clients that have expanded their business as well as those who have reduced or not renewed with Phreesia.

In fiscal 2017 and fiscal 2018, we incurred upfront sales and marketing expense to acquire the FY 2017 Cohort and the FY 2018 Cohort, respectively. While most of the sales and marketing costs were to acquire the applicable clients in the initial year, we did have limited incremental sales and marketing expense as clients within each Cohort expanded and renewed business with Phreesia in subsequent years and we expect this trend to continue. This limited incremental sales and marketing expense was less than $3.0 million for fiscal 2017 and fiscal 2018 and was mostly comprised of sales expenses associated with our life sciences revenue and sales expenses associated with up-sales and cross-sales of additional revenue to clients within the Cohorts. We expect these trends to continue in cohorts for subsequent fiscal years. We also incurred upfront implementation costs to onboard these clients onto the Phreesia Platform during the initial year. As a result, our costs in the initial year, which was fiscal 2017 for the FY 2017 Cohort and fiscal 2018 for the FY 2018 Cohort, are higher for the applicable Cohort than in future years as implementation cost is minimal for renewals and expansion sales within such Cohort. We expect this trend for implementation costs to be the same for subsequent cohorts.

We recognize the following revenue from our Cohorts: (i) subscription fees generated from the provider clients within the cohort for access to the Phreesia Platform and related one-time professional services fees, (ii) payment processing fees based on levels of patient payment volume processed by the provider clients within the Cohort through the Phreesia Platform, and (iii) fees from life science companies to deliver targeted digital marketing content to patients of the provider clients within the Cohort using the Phreesia Platform.

We measure contribution income as total revenue associated with the applicable Cohort in excess of the estimated upfront and ongoing costs with respect to the same client group, which we refer to as Associated Costs. Estimated upfront costs to acquire the Cohorts include sales, marketing and on-boarding costs. In addition, estimated ongoing costs to support the provider clients include hardware expense, payment processing fees, eligibility and benefits processing, hosting fees, direct costs to support life science marketing programs for patients of our provider clients and resources from our technology support, deployment and product specialist teams. Expenses allocated to the Cohorts include allocation of personnel costs such as salaries and commissions and other direct costs. For purposes of this cohort analysis, we have excluded all research and development and general and administrative expenses because these expenses support the overall growth of our business and benefit all of our clients, partners and users.

The provider clients within the Cohorts all launched and began to ramp up utilization of the Phreesia Platform at different times throughout the applicable initial year. Therefore, fiscal 2017 does not represent a complete year of revenue and contribution income for the FY 2017 Cohort, and fiscal 2018 does not represent a complete year of revenue and contribution income for the FY 2018 Cohort. Combined with the significant upfront sales, marketing and implementation costs to acquire and on-board the Cohorts, we have a net contribution loss in the initial year for each Cohort. In fiscal 2018 and fiscal 2019, we realized $23.7 million and $24.8 million of revenue (net of churn) from the FY 2017 Cohort and contribution margin percentage associated with the FY 2017 Cohort increased from 53.2% in fiscal 2018 to 54.1% in fiscal 2019. In fiscal 2018 and fiscal 2019, we realized $13.7 million and $25.2 million of revenue (net of churn) from the FY 2018 Cohort and contribution margin percentage associated with the FY 2018 Cohort increased from -72.6% in fiscal 2018 to 54.4% in fiscal 2019. We measure contribution margin percentage as revenue from the applicable Cohort minus Associated Costs for the applicable Cohort, divided by revenue for the applicable Cohort, in each case for the applicable period. The upfront sales and marketing cost to acquire the FY 2017 Cohort and the 2018 Cohort was recouped by client contribution income in approximately 13-14 months.

Revenue, Associated Costs and contribution margin percentage of each Cohort are reflected in the charts below which are intended to further illustrate the economic relationship with our provider clients over time.

We expect cohort contribution, margins and acquisition costs will fluctuate from one period to another depending on the number of provider clients remaining in each cohort, our ability to increase their revenue, other changes to products and services offered to such clients through the Phreesia Platform, as well as changes in our associated costs. The methods used to measure revenue, Associated Costs and contribution margin percentage have been refined over time, such that we do not have consistent corresponding information for prior historical periods that would allow us to present additional historical cohorts, and the revenue, Associated Costs and contribution margin percentage from such cohorts could vary. While we believe the Cohorts are a fair representation of our overall client base, there is no assurance that the Cohorts will be representative of any future group of provider clients or periods.

We have demonstrated a consistent track record of retaining revenue from cohorts of our provider clients over time. The chart below illustrates the stability of the recurring subscription and payment processing revenue from our provider clients from four different cohorts over the last three fiscal years.

Further, as a result of our new product innovation, go-to-market strategy focused on provider clients and high quality client service, we have grown our average revenue per provider client over 72% from approximately $31 thousand per provider client per year in FY 2017 to over $54 thousand per provider client per year in FY 2019. These results, which are illustrated in the chart below, have been achieved by acquiring larger new provider clients and expanding business with our existing provider clients.

Key metrics

We regularly review the following key metrics to measure our performance, identify trends affecting our business, formulate financial projections, make strategic business decisions and assess working capital needs.

	As of and for fiscal year ended January 31,		As of and for three months ended April 30,
	2018	2019	2018	2019
Key Metrics:
Provider clients (average over period)	1,416	1,490	1,450	1,549
Average revenue per provider client	$43,163	$54,231	$13,265	$15,649
Patient payment volume (in millions)	$1,106	$1,446	$360	$461
Annual dollar-based net retention rate (end of period)	111%	107%	—	—

•

Provider clients. We define provider clients as the average number of healthcare provider organizations that generate revenue each month during the applicable period. In one specific case wherein we act as a subcontractor providing white-label services to our partner’s clients, we treat this contractual relationship as a single provider client. We believe growth in the number of provider clients is a key indicator of the performance of our business and depends, in part, on our ability to successfully develop and market our Platform to healthcare provider organizations that are not yet clients. While growth in the number of provider clients is an important indicator of expected revenue growth, it also informs our management of the areas of our business that will require further investment to support expected future provider client growth. For example, as the number of provider clients increases, we may need to add to our customer support team and invest to maintain effectiveness and performance of our Platform and software for our provider clients and their patients. The number of provider clients increased from 1,454 as of the end of fiscal 2018 to 1,566 as of the end of fiscal 2019, while the average number of provider clients increased from 1,416 in fiscal 2018 to 1,490 provider clients in fiscal 2019. The average number of provider clients increased from 1,450 for the three months ended April 30, 2018 to 1,549 provider clients for the three months ended April 30, 2019. We expect the number of provider clients to continue to increase in the future. The growth rate of the number of provider clients decreased in fiscal 2018 and fiscal 2019 which may continue in the future as the size of our provider client base increases.

•

Average revenue per provider client. We define average revenue per provider client as the total subscription and related services and payment processing revenue generated from provider clients in a given period divided by the average number of provider clients that generate revenue each month during that same period. We are focused on continually delivering value to our provider clients and believe that our ability to increase average revenue per provider client is an indicator of the long-term value of our existing provider client relationships. Average revenue per provider client increased from $43,163 in fiscal 2018 to $54,231 in fiscal 2019. Average revenue per provider client increased from $13,265 for the three months ended April 30, 2018 to $15,649 for the three months ended April 30, 2019.

•

Patient payment volume. We measure patient payment volume as the total dollar volume of transactions between our provider clients and their patients utilizing our payment platform, including via credit and debit cards, cash and check. Patient payment volume is a major driver of our payment processing revenue, and we believe that patient payment volume is an indicator of both the underlying health of our provider clients’ businesses and the continuing shift of healthcare costs to patients. Patient payment volume increased from $1.1 billion in fiscal 2018 to $1.4 billion in fiscal 2019. Patient payment volume increased from $360 million for three months ended April 30, 2018 to $461 million for the three months ended April 30, 2019.

•

Annual dollar-based net retention rate. Annual dollar-based net retention rate is calculated by summing the monthly subscription fees and payment processing revenue of all provider clients that have had revenue during the one-year period prior to the calculation period and comparing it with the sum of the monthly subscription fees and payment processing revenue (net of contraction, churn and expansion) for the same set of provider clients in the calculation period. Contraction is defined as a reduction in revenue for a client and expansion is defined as an increase in revenue for a client in the calculation period as compared to the prior period. A client who churns is a client whose revenue in the calculation period is zero. The annualized dollar-based net retention rate is calculated by taking a geometric mean of the monthly rates over an annual period. We define our base revenue as the aggregate subscription fees (excluding related services revenue) and payment processing revenue of our provider client base as of the date one year prior to the date of calculation. We define our retained revenue (net of contraction, churn and expansion) as the aggregate subscription fees (excluding related services revenue) and payment processing revenue of the same provider client base included in our measure of base revenue at the end of the period being measured. Our annual dollar-based net retention rate is an important metric to measure our ability to retain and expand the revenue from existing provider clients. Our annual dollar-based net retention rate decreased from 111% in fiscal 2018 to 107% in fiscal 2019.

Components of statements of operations

Revenue

We generate revenue primarily from providing an integrated SaaS-based software and payment platform for the healthcare industry. We derive revenue from subscription fees, approximately 95% of which are generated from fees related to our base package and add-ons, and related services generated from our provider clients for access to the Phreesia Platform, payment processing fees based on the levels of patient payment volume processed through the Phreesia Platform, and from digital marketing revenue from life sciences companies to reach, educate and communicate with patients when they are most receptive and actively seeking care.

Our total revenue consists of the following:

•

Subscription and related services. We primarily generate subscription fees from our provider clients based on the number of providers that subscribe to and utilize the Phreesia Platform. Our provider clients are typically billed monthly in arrears, though in some instances, provider clients may opt to be billed quarterly or annually in advance. Subscription fees are typically auto-debited from provider clients’ accounts every month. As we target and add larger enterprise provider clients, these clients may choose to contract differently than our typical per provider subscription model. To the extent we charge in an alternative manner with larger enterprise provider clients, we expect that such a pricing model will recur and, combined with our per provider subscription fees, will increase as a percentage of our total revenue.

In addition, we receive certain fees from provider clients for professional services associated with our implementation services as well as travel and expense reimbursements, shipping and handling fees, sales of hardware (PhreesiaPads and Arrivals Stations), on-site support and training.

•

Payment processing fees. We generate revenue from payment processing fees based on the number of transactions and the levels of patient payment volume processed through the Phreesia Platform. Payment processing fees are generally calculated as a percentage of the total transaction dollar value processed and/or a fee per transaction. We charged approximately 3% of the aggregate credit and debit patient payment volume processed through the Phreesia Platform as revenue in fiscal 2018 and fiscal 2019. Over 80% of our patient payment volume is composed of credit and debit transactions processed on Phreesia’s payment facilitator model, generating the majority of Phreesia’s payment processing revenue. The remainder of our patient payment volume is composed of credit and debit transactions for which Phreesia acts as a gateway to another payment processor, and cash and check transactions. We expect revenue from payment processing to increase as a percentage of our total revenue as we increase the number of provider clients on our Platform and as overall healthcare costs and patient financial responsibility continue to rise.

•

Life sciences. We generate revenue from the sale of digital marketing solutions to life sciences companies. As we expand our provider client base, we increase the number of new patients we can reach to deliver targeted marketing content on behalf of our life sciences clients. We expect that our revenue derived from life sciences clients will grow moderately on an absolute dollar basis but will decrease as percentage of our total revenue due to the faster revenue growth expected to be achieved from our provider clients.

Cost of revenue (excluding depreciation and amortization)

Our cost of revenue primarily consists of personnel costs, including salaries, benefits, bonuses and stock-based compensation for implementation and technical support, and costs to verify insurance eligibility and benefits, infrastructure costs to operate our SaaS-based Platform such as hosting fees and fees paid to various third-party partners for access to their technology.

Payment processing expense

Payment processing expense consists primarily of interchange fees set by payment card networks and that are ultimately paid to the card-issuing financial institution, assessment fees paid to payment card networks, and fees paid to third-party payment processors and gateways. Payment processing expense may increase as a percentage of payment processing revenue if card networks raise pricing for interchange and assessment fees or if we reduce pricing to our clients.

Sales and marketing

Sales and marketing expense consists primarily of personnel costs, including salaries, benefits, bonuses, stock-based compensation and commission costs for our sales and marketing personnel. Sales and marketing expense also includes costs for advertising, promotional and other marketing activities, as well as certain fees paid to various third-party partners for sales and lead generation. Advertising is expensed as incurred. We expect sales and marketing expense to continue to increase in absolute dollars as we increase our sales and marketing efforts and expand our operations into new markets, although such expense may fluctuate as a percentage of total revenue.

Research and development

Research and development expense consists of costs for the design, development, testing and enhancement of our products and services and are generally expensed as incurred. These costs consist primarily of personnel costs, including salaries, benefits, bonuses and stock-based compensation for our development personnel. Research and development expense also includes product management, life sciences analytics costs, third-party partner fees and third-party consulting fees, offset by any internal-use software development cost capitalized during the same period. We expect research and development expense to continue to increase in absolute dollars as we continue to enhance our product capabilities and access new markets, although such expense may fluctuate as a percentage of total revenue.

General and administrative

General and administrative expense consists primarily of personnel costs, including salaries, benefits, bonuses, and stock-based compensation for our executive, finance, legal, human resources, information technology and other administrative personnel. General and administrative expense also includes consulting, legal, security, accounting services and allocated overhead. We expect general and administrative expense to continue to increase in absolute dollars as we grow our operations and prepare to operate as a public company, although we expect such expense to decline as a percentage of total revenue over time.

Depreciation

Depreciation represents depreciation expense for PhreesiaPads and Arrivals Stations, data center and other computer hardware, purchased computer software, furniture and fixtures and leasehold improvements.

Amortization

Amortization primarily represents amortization of our capitalized internal-use software related to the Phreesia Platform as well as amortization of acquired intangible assets.

Other income (expense)

Our other income and loss line items consist of the following:

•	Other income (expense). Other income (expense) consists of foreign currency-related gains and losses and other income (expense).

•	Change in fair value of warrant liability. Preferred stock warrants are marked to market based on third-party valuations and the change in value is recorded in other income (expense).

•	Interest income. Interest income consists of interest earned on our cash and cash equivalent balances. Interest income has not been material to our operations.

•

Interest expense. Interest expense consists primarily of the interest incurred on our financing obligations. Any future borrowings under the SVB Facility, as further described below, will incur interest expense and result in increased interest expense in future periods.

The following table summarizes the results of our operations for the periods presented:

	Fiscal year ended January 31,				Three months ended April 30,
(in thousands)	2018	2019	Change		2018	2019	Change
Revenue
Subscription and related services	$32,430	$43,928	35%		$10,002	$12,683	27%
Payment processing fees	28,671	36,881	29%		9,232	11,557	25%
Life sciences	18,733	19,080	2%		4,637	4,070	(12)%

Total revenue	$79,834	$99,889	25%		$23,871	$28,310	19%

Expenses
Cost of revenue (excluding depreciation and amortization)	12,562	15,105	20%		3,223	3,996	24%
Payments processing expense	17,209	21,892	27%		5,590	6,949	24%
Sales and marketing	24,761	26,367	6%		6,247	7,702	23%
Research and development	11,377	14,349	26%		3,109	4,299	38%
General and administrative	18,838	20,076	7%		4,928	6,245	27%
Depreciation	6,832	7,552	11%		1,772	2,155	22%
Amortization	2,808	4,042	44%		913	1,219	34%

Total expenses	$94,387	$109,382	16%		$25,781	$32,564	26%
Operating loss	$(14,553)	$(9,494)	(35%	)	$(1,910)	$(4,255)	123%

Other income (expense)
Other income (expense)	602	(7)	(101%	)	(175)	(1,145)	554%
Change in fair value of warrant liability	(598)	(2,058)	244%		(291)	(423)	45%
Interest income (expense)	(3,642)	(3,504)	(4%	)	(848)	(804)	(5)%

Total other income (expense)	$(3,639)	$(5,568)	53%		$(1,314)	$(2,372)	81%
Loss before provision for income taxes	$(18,192)	$(15,062)	(17%	)	$(3,224)	$(6,627)	106%
Provision for income taxes	—	—	(0%	)	$—	$(68)	—
Net loss	$(18,192)	$(15,062)	(17%	)	$(3,224)	$(6,695)	108%
Accretion of redeemable preferred stock	$(19,981)	$(30,199)	(51%	)	$(2,490)	$(7,863)	216%
Net loss attributable to common stockholders	$(38,173)	$(45,261)	(19%	)	$(5,713)	$(14,558)	155%

Comparison of the three months ended April 30, 2018 and 2019

Revenue

	Three months ended April 30,
(in thousands)	2018	2019	$ Change	% Change
Revenue	$23,871	$28,310	$4,438	19%

Total revenue increased $4.4 million to $28.3 million in the three months ended April 30, 2019, as compared to $23.9 million in the three months ended April 30, 2018. Revenue from provider clients increased $5.0 million to $24.2 million in the three months ended April 30, 2019, as compared to $19.2 million in the three months ended April 30, 2018. The increase was attributable to both increased subscription and payment revenue from new clients and expansion and cross-selling to existing clients. Our subscription and related services revenue from healthcare provider organizations increased $2.7 million to $12.7 million in the three months ended April 30,

2019, as compared to $10.0 million in the three months ended April 30, 2018 due to new provider clients added during the period and increased revenue from the expansion of products and services offered to existing provider clients. Our revenue from patient payments processed through the Phreesia Platform increased $2.3 million to $11.6 million in the three months ended April 30, 2019, as compared to $9.2 million in the three months ended April 30, 2018 due to the addition of more provider clients, expansion of existing provider clients and increased patient financial responsibility for their care. Our revenue from life science clients for digital marketing decreased $0.6 million to $4.1 million in the three months ended April 30, 2019, as compared to $4.6 million in the three months ended April 30, 2018 due to a decrease in sales of digital marketing solutions to service clients.

Cost of revenue (excluding depreciation and amortization)

	Three months ended April 30,
(in thousands)	2018	2019	$ Change	% Change
Cost of revenue (excluding depreciation and amortization)	$3,223	$3,996	$773	24%

Cost of revenue (excluding depreciation and amortization) increased $0.8 million to $4.0 million in the three months ended April 30, 2019, as compared to $3.2 million in the three months ended April 30, 2018. The increase resulted primarily from increases in implementation expenses of $0.3 million, deployment of $0.2 million and data center hosting of $0.1 million.

Payment processing expense

	Three months ended April 30,
(in thousands)	2018	2019	$ Change	% Change
Payment processing expense	$5,590	$6,949	$1,359	24%

Payments processing expense increased $1.4 million to $6.9 million in the three months ended April 30, 2019, as compared to $5.6 million in the three months ended April 30, 2018. The increase resulted primarily from increases to interchange and assessment expenses, which are the primary components of our transaction costs.

Sales and marketing

	Three months ended April 30,
(in thousands)	2018	2019	$ Change	% Change
Sales and marketing	$6,247	$7,702	$1,455	23%

Sales and marketing expense increased $1.5 million to $7.7 million in the three months ended April 30, 2019, as compared to $6.2 million in the three months ended April 30, 2018. The increase was primarily attributable to salary and stock compensation increases of $0.5 million, addition of analytics and insights team of $0.3 million and increase in bonus and commissions of $0.3 million.

Research and development

	Three months ended April 30,
(in thousands)	2018	2019	$ Change	% Change
Research and development	$3,109	$4,299	$1,190	38%

Research and development expense increased $1.2 million to $4.3 million in the three months ended April 30, 2019, as compared to $3.1 million in the three months ended April 30, 2018. The increase resulted primarily from increased compensation to our research and development personnel of $1.0 million (including the establishment of our analytics department).

General and administrative

	Three months ended April 30,
(in thousands)	2018	2019	$ Change	% Change
General and administrative	$4,928	$6,245	$1,317	27%

General and administrative expense increased $1.3 million to $6.2 million in the three months ended April 30, 2019, as compared to $4.9 million in the three months ended April 30, 2018. The increase resulted primarily from an increase in stock compensation expense, salaries and accounting fees.

Depreciation

	Three months ended April 30,
(in thousands)	2018	2019	$ Change	% Change
Depreciation	$1,772	$2,155	$383	22%

Depreciation expense increased $0.4 million to $2.2 million in the three months ended April 30, 2019, as compared to $1.8 million in the three months ended April 30, 2018. The increase was attributable to PhreesiaPad, Arrivals Stations and data center depreciation.

Amortization

	Three months ended April 30,
(in thousands)	2018	2019	$ Change	% Change
Amortization	$913	$1,219	$306	34%

Amortization expense increased $0.3 million to $1.2 million in the three months ended April 30, 2019, as compared to $0.9 million in the three months ended April 30, 2018. The increase was due to increased capitalized internal use software development costs.

Other income (expense)

	Three months ended April 30,
(in thousands)	2018	2019	$ Change	% Change
Other income (expense)	$(175)	$(1,145)	$(970)	554%

Other income (expense) consists primarily of foreign currency-related gains and losses. The three months ended April 30, 2019 includes a loss on extinguishment of debt of $1.0 million.

Change in fair value of warrant liability

	Three months ended April 30,
(in thousands)	2018	2019	$ Change	% Change
Change in fair value of warrant liability	$(291)	$(423)	$(132)	45%

The change in fair value of warrant liability increased $0.1 million, to $0.4 million in the three months ended April 30, 2019, as compared to $0.3 million in the three months ended April 30, 2018. The increase resulted primarily from an increase in the preferred stock valuation. The convertible preferred stock underlying the warrants will be converted to common stock upon the closing of this offering.

Interest income (expense)

	Three months ended April 30,
(in thousands)	2018	2019	$ Change	% Change
Interest income (expense)	$(848)	$(804)	$44	(5)%

Interest income (expense) decreased $0.04 million to $0.8 million in the three months ended April 30, 2019, as compared to $0.8 million in the three months ended April 30, 2018.

Comparison of fiscal 2018 versus fiscal 2019

Revenue

	Fiscal year ended January 31,
	2018	2019	$ Change	% Change
Revenue	$79,834	$99,889	$20,055	25%

Total revenue increased $20.1 million to $99.9 million, for fiscal 2019, as compared to $79.8 million for fiscal 2018. Revenue from provider clients increased $19.7 million to $80.8 million for fiscal 2019, as compared to $61.1 million for fiscal 2018. The $19.7 million increase was attributable to both increased subscription and payment revenue from new clients and expansion and cross-selling to existing clients. Our subscription and related services revenue from healthcare provider organizations increased $11.5 million to $43.9 million for fiscal 2019, as compared to $32.4 million for fiscal 2018 due to new provider clients added during the year and increased revenue from the expansion of products and services offered to existing provider clients. The increase in subscription and payment revenue from new provider clients was $8.8 million and the increase in subscription and payment revenue from existing provider clients was $10.9 million. New provider clients are defined as clients that go live in the applicable period and existing provider clients are defined as clients that go live in any period before the applicable period. Our revenue from patient payments processed through the Phreesia Platform increased $8.2 million to $36.9 million for fiscal 2019, as compared to $28.7 million for fiscal 2018 due to the addition of more provider clients, expansion of existing provider clients and increased patient financial responsibility for their care. Our revenue from life science clients for digital marketing increased $0.4 million to $19.1 million for fiscal 2019, as compared to $18.7 million for fiscal 2018 due to an increase in sales of digital marketing solutions to life sciences clients.

Cost of revenue (excluding depreciation and amortization)

	Fiscal year ended January 31,
(in thousands)	2018	2019	$ Change	% Change
Cost of revenue (excluding depreciation and amortization)	$12,562	$15,105	$2,543	20%

Cost of revenue (excluding depreciation and amortization) increased $2.5 million to $15.1 million for fiscal 2019, as compared to $12.6 million for fiscal 2018. The increase resulted primarily from increases in implementation expenses, technical support, deployment, data center hosting and payments to third-party partners. Approximately $0.7 million of the increase related to one-time hardware costs associated with the sale of PhreesiaPads and Arrivals Stations.

Payment processing expense

	Fiscal year ended January 31,
(in thousands)	2018	2019	$ Change	% Change
Payment processing expense	$17,209	$21,892	$4,683	27%

Payments processing expense increased $4.7 million to $21.9 million in fiscal 2019, as compared to $17.2 million for fiscal 2018. The increase resulted primarily from increases to interchange and assessment expenses, which are the primary components of our transaction costs.

Sales and marketing

	Fiscal year ended January 31,
(in thousands)	2018	2019	$ Change	% Change
Sales and marketing	$24,761	$26,367	$1,606	6%

Sales and marketing expense increased $1.6 million to $26.4 million for fiscal 2019, as compared to $24.8 million for fiscal 2018. The increase was primarily attributable to salary and stock compensation increases of $1.0 million, an increase in payments to third-party partners for marketing of $0.5 million and an increase in other sales and marketing related expenses of $0.1 million.

Research and development

	Fiscal year ended January 31,
(in thousands)	2018	2019	$ Change	% Change
Research and development	$11,377	$14,349	$2,972	26%

Research and development expense increased $3.0 million to $14.3 million for fiscal 2019, as compared to $11.4 million for fiscal 2018. The increase resulted primarily from increased compensation to our research and development personnel of $2.7 million (including the establishment of our analytics department), an increase in payments to third-party partners of $0.1 million, and an increase in outside services and other expenses of $0.2 million.

General and administrative

	Fiscal year ended January 31,
(in thousands)	2018	2019	$ Change	% Change
General and administrative	$18,838	$20,076	$1,238	7%

General and administrative expense increased $1.2 million to $20.0 million for fiscal 2019, as compared to $18.8 million for fiscal 2018. The increase resulted primarily from increased spend on information technology security, legal and accounting fees.

Depreciation

	Fiscal year ended January 31,
(in thousands)	2018	2019	$ Change	% Change
Depreciation	$6,832	$7,552	$720	11%

Depreciation expense increased $0.7 million to $7.5 million for fiscal 2019, as compared to $6.8 million for fiscal 2018. The increase was attributable to PhreesiaPad, Arrivals Stations and data center depreciation.

Amortization

	Fiscal year ended January 31,
(in thousands)	2018	2019	$ Change	% Change
Amortization	$2,808	$4,042	$1,234	44%

Amortization expense increased $1.2 million to $4.0 million for fiscal 2019, as compared to $2.8 million for fiscal 2018. The increase was due to increased capitalized internal use software development costs.

Other income (expense)

	Fiscal year ended January 31,
(in thousands)	2018	2019	$ Change	% Change
Other income (expense)	$602	$(7)	$(609)	(101)%

Other income (expense) consists primarily of foreign currency-related gains and losses.

Change in fair value of warrant liability

	Fiscal year ended January 31,
(in thousands)	2018	2019	$ Change	% Change
Change in fair value of warrant liability	$(598)	$(2,058)	$(1,460)	244%

The change in fair value of warrant liability increased $1.5 million, to $2.1 million for fiscal 2019, as compared to $0.6 million for fiscal 2018. The increase resulted primarily from an increase in the preferred stock valuation. The convertible preferred stock underlying the warrants will be converted to common stock upon the closing of this offering.

Interest income (expense)

	Fiscal year ended January 31,
(in thousands)	2018	2019	$ Change	% Change
Interest income (expense)	$(3,642)	$(3,504)	$138	(4)%

Interest income (expense) decreased $0.1 million to $3.5 million for fiscal 2019, as compared to $3.6 million for fiscal 2018. The decrease resulted primarily from interest on loans from third party lenders and interest on amounts borrowed under our lines of credit, as further discussed below.

Quarterly results of operations

The following tables set forth our unaudited statements of operations data for each of the nine quarters ended April 30, 2019 ,as well as the percentage that each line items represents of total revenue for each quarter. The unaudited quarterly statements of operations data set forth below have been prepared on a basis consistent with our audited annual financial statements and include, in our opinion, all normal recurring adjustments necessary for a fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our audited financial statements and the related notes included elsewhere in this prospectus.

	Three months ended,
(in thousands)	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018	October 31, 2018	January 31, 2019	April 30, 2019

Revenue
Subscription and related services	$6,760	$7,799	$8,623	$9,247	$10,002	$10,459	$10,929	$12,537	$12,683
Payment processing fees	7,060	6,987	7,051	7,574	9,232	9,174	9,073	9,403	11,557
Life sciences	3,611	4,968	5,264	4,891	4,637	5,146	4,754	4,543	4,070

Total revenue	$17,431	$19,753	$20,938	$21,712	$23,871	$24,779	$24,756	$26,483	$28,310

Expenses
Cost of revenue (excluding depreciation and amortization)	2,982	3,161	3,310	3,109	3,223	3,604	3,805	4,473	3,996
Payments processing expense	4,197	4,022	4,255	4,736	5,590	5,327	5,393	5,582	6,949
Sales and marketing	5,699	6,742	6,496	5,824	6,247	6,529	7,195	6,396	7,702
Research and development	2,657	2,918	2,927	2,875	3,109	3,179	3,856	4,205	4,299
General and administrative	5,021	4,730	4,414	4,672	4,928	4,650	4,540	5,958	6,245
Depreciation	1,562	1,699	1,738	1,832	1,772	1,777	1,966	2,037	2,155
Amortization	554	705	732	818	913	963	1,037	1,130	1,219

Total expenses	$22,672	$23,977	$23,872	$23,866	$25,871	$26,028	$27,792	$29,782	$32,564

Operating loss	$(5,241)	$(4,223)	$(2,934)	$(2,154)	$(1,910)	$(1,249)	$(3,036)	$(3,299)	$(4,255)

Other income (expense)
Other income (expense)	(402)	975	(173)	201	(175)	139	203	(173)	(1,145)
Change in fair value of warrant liability	(169)	(108)	(138)	(183)	(291)	(593)	(611)	(562)	(423)
Interest income (expense)	(604)	(1,055)	(981)	(1,003)	(848)	(884)	(728)	(1,045)	(804)

Total other income (expense)	$(1,175)	$(189)	$(1,291)	$(985)	$(1,314)	$(1,338)	$(1,136)	$(1,780)	$(2,372)

Loss before income tax provision	$(6,416)	$(4,412)	$(4,225)	$(3,139)	$(3,224)	$(2,587)	$(4,172)	$(5,080)	$(6,627)

Income tax provision	—	—	—	—	—	—	—	—	(68)

Net loss	$(6,416)	$(4,412)	$(4,225)	$(3,139)	$(3,224)	$(2,587)	$(4,172)	$(5,080)	$(6,695)

	Three months ended,
(percentage of revenue)	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018	October 31, 2018	January 31, 2019	April 30, 2019

Revenue
Subscription and related services	39%	39%	41%	43%	42%	42%	44%	47%	45%
Payment processing fees	41%	35%	34%	35%	39%	37%	37%	36%	41%
Life sciences	21%	25%	25%	23%	19%	21%	19%	17%	14%
Total revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%

Expenses
Cost of revenue (excluding depreciation and amortization)	17%	16%	16%	14%	14%	15%	15%	17%	14%
Payments processing expense	24%	20%	20%	22%	23%	21%	22%	21%	25%
Sales and marketing	33%	34%	31%	27%	26%	26%	29%	24%	27%
Research and development	15%	15%	14%	13%	13%	13%	16%	16%	15%
General and administrative	29%	24%	21%	22%	19%	19%	18%	22%	22%
Depreciation	9%	9%	8%	8%	7%	7%	8%	8%	8%
Amortization	3%	4%	3%	4%	4%	4%	4%	4%	4%
Total expenses	130%	121%	114%	110%	108%	105%	112%	112%	115%
Operating loss	(30)%	(21)%	(14)%	(10)%	(8)%	(5)%	(12)%	(12)%	(15)%
Other income (expense)
Other income (expense)	(2)%	5%	(1)%	1%	(1)%	1%	1%	(1)%	(4)%
Change in fair value of warrant liability	(1)%	(1)%	(1)%	(1)%	(1)%	(2)%	(2)%	(2)%	(1)%
Interest income (expense)	(3)%	(5)%	(5)%	(5)%	(4)%	(4)%	(3)%	(4)%	(3)%
Total other income (expense)	(7)%	(1)%	(6)%	(5)%	(6)%	(5)%	(5)%	(7)%	(8)%
Loss before income tax provision	(37)%	(22)%	(20)%	(14)%	(13)%	(10)%	(17)%	(19)%	(23)%
Income tax provision	0%	0%	0%	0%	0%	0%	0%	0%	0%
Net loss	(37)%	(22)%	(20)%	(14)%	(14)%	(10)%	(17)%	(19)%	(24)%

Quarterly revenue trends

Largely due to our focus on the healthcare industry, certain seasonal factors may cause us to record higher revenue in some quarters compared with others. For example, we receive a large increase in payment processing revenue during the first two to three months of the calendar year, primarily due to the resetting of patient deductibles at the beginning of each calendar year. Sales for our life sciences solutions are seasonal, primarily due to the annual spending patterns of our clients. This portion of our sales is usually the highest in the fourth quarter of each calendar year. While we believe we have visibility into the seasonality of our business, our rapid growth rate over the last couple years may have made seasonal fluctuations more difficult to detect. If our rate of growth slows over time, seasonal or cyclical variations in our operations may become more pronounced, and our business, results of operations and financial position may be adversely affected.

Liquidity and capital resources

Our primary sources of liquidity are cash generated from operating activities, cash raised from private sales of preferred stock and cash from borrowings under the SVB facility, which is further described below. As of January 31, 2019 and April 30, 2019, we had cash and cash equivalents of $1.5 million and $5.9 million, respectively. Cash and cash equivalents consist of cash on deposit.

Since our inception in 2005 until today, we have financed our operations primarily through the private sale of approximately $119 million of preferred stock and from various debt arrangements.

We believe that our existing cash and cash equivalents, along with our available financial resources from our credit facility, will be sufficient to meet our needs for at least the next 12 months. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section of this prospectus entitled “Risk factors.”

In the event that additional financing is required from outside sources, we may be unable to raise the funds on acceptable terms, if at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition could be adversely affected.

Silicon Valley Bank facility

In February 2019, we entered into a loan and security agreement with Silicon Valley Bank, or the SVB facility, which provides for a secured term loan facility, which is structured as three term loan advances, and secured revolving loan credit facility totaling up to $70.0 million. On February 28, 2019, we borrowed $20.0 million as a term loan borrowing and used the proceeds to pay the outstanding principal amount under a loan and security agreement with another lender. We may also use a portion of the net proceeds from this offering to repay some or all of our secured term loan or our revolving line of credit with Silicon Valley Bank. We used the new revolving credit facility to repay the term loan and revolving credit facility under the prior facility with SVB. Term loan borrowings under the SVB facility accrue interest at a per annum rate equal to the Wall Street Journal prime rate plus 1.50%; provided that, upon demonstrating an Adjusted EBITDA in an aggregate amount of at least $10.0 million for any 12 month period after closing, interest will instead accrue at a per annum rate equal to the Wall Street Journal prime rate plus 0.75%. Revolving loan borrowings under the SVB facility accrue interest at a per annum rate equal to the greater of (i) the Wall Street Journal prime rate minus 0.50% and (ii) 5.00%; provided that, upon demonstrating an Adjusted EBITDA in an aggregate amount of at least $10.0 million for any 12 month period after closing, interest will instead accrue at a per annum rate equal to the greater of (i) the Wall Street Journal prime rate minus 0.75% and (ii) 4.75%. Interest for both term loan and revolving loan borrowings is payable monthly. Principal payments due under the term loan are due in 36 equal monthly installments beginning in March 2021. The maturity date of the agreements, including the revolving credit facility, is five years from the closing date of February 28, 2019, which is February 28, 2024.

Borrowings under the SVB facility are collateralized by substantially all of our assets, excluding intellectual property (which is subject to a negative pledge). We are subject to various financial reporting requirements and financial covenants under the SVB facility, including maintaining minimum revenue levels and a minimum liquidity level. In addition, there are negative covenants restricting certain activities, including incurring indebtedness or liens, encumbering intellectual property, paying dividends or distributions to stockholders, and making certain investments. The loan may be prepaid at any time for an amount equal to the outstanding balance; plus accrued and unpaid interest; plus an amount equal to 2.75% of the original principal amount of all term loan borrowings; plus a prepayment fee of between 1.0% and 3.0%, depending on how much time prior to the maturity date the prepayment is made.

We intend to use a portion of the net proceeds to repay all of our revolving line of credit with Silicon Valley. Bank

The following table summarizes our sources and uses of cash for each of the periods presented:

	Fiscal year ended January 31,		Three months ended April 30,
(in thousands)	2018	2019	2018	2019
Cash (used in) provided by operating activities	$(11,142)	$(2,130)	$(923)	$2,033
Cash used in investing activities	(11,965)	(11,023)	(1,932)	(2,725)
Cash (used in) provided by financing activities	31,286	4,193	(692)	5,062
Net increase (decrease) in cash and cash equivalents	$8,179	$(8,960)	$(3,547)	$4,370

Operating activities

Cash provided by operating activities was $2.0 million for the three months ended April 30, 2019 and negative $0.9 million for in the three months ended April 30, 2018. Cash used in operating activities in the three months ended April 30, 2019 principally resulted from our net loss of $6.7 million, adjustments to reconcile net loss of $5.7 million and changes in working capital of $3.1 million. Cash used in operating activities in the three months ended April 30, 2018 principally resulted from our net loss of $3.2 million, adjustments to reconcile net loss of $3.4 million and changes in working capital of $1.1 million.

Cash used in operating activities was $2.1 million for fiscal 2019 and $11.1 million for fiscal 2018. Cash used in operating activities for fiscal 2019 principally resulted from our net loss $15.0 million, adjustments to reconcile net loss of $16.5 million and changes in working capital of $3.6 million. Cash used in operating activities for fiscal 2018 principally resulted from our net loss of $18.1 million, adjustments to reconcile net loss of $11.9 million and changes in working capital of $5.0 million.

Investing activities

Cash used in investing activities was $2.7 million in the three months ended April 30, 2019 and $1.9 million in the three months ended April 30, 2018. Cash used in investing activities in the three months ended April 30, 2019 principally resulted from capital expenditures, principally hardware used by clients and purchase of data center equipment, of $1.3 million, and capitalized internal-use software costs of $1.4 million. Cash used in investing activities in the three months ended April 30, 2018 principally resulted from capital expenditures of $0.7 million and capitalized internal-use software costs of $1.2 million.

Cash used in investing activities was $11.0 million for fiscal 2019 and $12.0 million for fiscal 2018. Cash used in investing activities for fiscal 2019 principally resulted from capital expenditures, principally hardware used by clients and purchase of data center equipment, of $4.7 million, capitalized internal-use software costs of $5.1 million and acquisition costs of $1.2 million. Cash used in investing activities for fiscal 2018 principally resulted from capital expenditures of $6.6 million and capitalized internal-use software costs were $5.4 million.

Financing activities

Cash provided by financing activities was $5.1 million for the three months ended April 30, 2019 and cash used in financing activities was $0.7 million for the three months ended April 30, 2018. Cash provided by financing activities in the three months ended April 30, 2019 principally resulted from $7.4 million in net borrowings under our line of credit, less $1.0 million for payments of principal on long-term debt, $0.5 million for payments related to capital leases, $0.4 million for debt extinguished and issuance costs, and $0.4 million for offering costs. In February 2019, $20.0 million was drawn down from the SVB facility and proceeds were used to pay principal amount with another lender. Cash used in financing activities in the three months ended April 30, 2018 principally resulted from $0.5 million for payments related to capital leases and $0.3 million for payments of principal on long-term debt.

Cash provided by financing activities was $4.2 million for fiscal 2019 and $31.3 million for fiscal 2018. Cash provided by financing activities for fiscal 2019 principally resulted from $7.8 million in net borrowings under our line of credit, less $1.2 million for payments of principal on long-term debt and $2.5 million for payments related to capital leases. Cash provided by financing activities for fiscal 2018 principally resulted from $32.5 million in net proceeds from the sale and issuance of our Senior B convertible preferred stock.

Contractual obligations and commitments

The following summarizes our significant contractual obligations as of April 30, 2019:

	Payments due by period
(in thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations	$35,175	$—	$6,111	$13,333	$15,731
Interest on long-term debt	9,186	2,159	3,924	2,490	613
Capital lease obligations	4,263	1,954	2,309	—	—
Operating lease obligations	4,025	1,305	2,720	—	—
Purchase obligations	1,495	1,495	—	—	—

Total	$54,144	$6,913	$15,064	$15,823	$16,344

Off-balance sheet arrangements

As of January 31, 2019 and April 30, 2019, we do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical accounting policies and estimates

The preparation of financial statements in conformity with GAAP requires us to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of revenue and expenses during the reporting period. Our most significant estimates and judgments involve revenue recognition, capitalized internal-use software, income taxes, and valuation of our stock-based compensation, including the underlying deemed estimated fair value of our preferred and common stock. Actual results may differ from these estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

On February 1, 2017, we early adopted the requirements of Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers, or Topic 606. Topic 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, references to Topic 606 used herein refer to both Topic 606 and Subtopic 340-40. We adopted Topic 606 with retrospective application to the beginning of the earliest period presented. The adoption of Topic 606 resulted in changes to our accounting policies for revenue recognition and deferred commissions. The primary impact of adopting Topic 340-40 relates to the deferral of incremental costs of obtaining customer contracts and the amortization of those costs.

We believe that the accounting policies described below involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue recognition

We account for revenue from contracts with clients by applying the requirements of Topic 606, which includes the following steps:

•	Identification of the contract, or contracts, with a client.
•	Identification of the performance obligations in a contract.
•	Determination of the transaction price.
•	Allocation of the transaction price to the performance obligations in the contract.
•	Recognition of revenue when, or as, performance obligations are satisfied.

Revenues are recognized when control of these services is transferred to our clients, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

The majority of our contracts with clients contain multiple performance obligations. For these contracts, we account for individual performance obligations separately when they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. We determine the standalone selling prices based on our overall pricing objectives, taking into consideration market conditions and other factors, including other groupings such as client type.

Subscription and related services

In most cases, we generate subscription fees, approximately 95% of which are generated from fees related to our base package and add-ons, from clients based on the number of healthcare provider organizations that utilize the Phreesia Platform and subscription fees for PhreesiaPads and Arrivals Stations and any other applications. Our provider clients are typically billed monthly in arrears, though in some instances provider clients may opt to be billed quarterly or annually in advance. Subscription fees are typically auto-debited from client’s accounts every month. Revenue for provider licenses is recognized over the term of the respective provider contract. Services revenues are recognized over the respective non-cancelable subscription term because of the continuous transfer of control to the client. Our subscription arrangements are considered service contracts, and the client does not have the right to take possession of the software. In certain arrangements, we lease the PhreesiaPads and Arrivals Stations through operating leases to our clients. Accordingly, these revenue transactions are accounted for using Accounting Standards Codification (“ASC”) 840, Leases.

In addition, subscription and related services includes certain fees from clients for professional services associated with implementation services as well as travel and expense reimbursements, shipping and handling fees, sales of hardware (PhreesiaPads and Arrivals Stations), on-site support and training. The majority of our professional services for implementation are not distinct from Phreesia’s Platform and are therefore recognized over the term of the contract. Revenue from sales of Phreesia hardware and training are recognized in the period they are delivered to clients.

Payment processing fees

We generate revenue from payment processing fees based on the levels of patient payment volume resulting from credit and debit transactions (dollar value and number of card transactions) processed through Phreesia’s payment facilitator model. Payment processing fees are generally calculated as a percentage of the total transaction dollar value processed and/or a fee per transaction. The remainder of patient payment volume is composed of credit transactions for which Phreesia acts as a gateway to other payment processors, and cash and check transactions.

We recognize the payment processing fees when the transaction occurs (i.e., when the processing services are completed). We collect the transaction amount from the cardholder’s bank via our third party payment processing partner and the card networks. We then remit the transaction amount to our clients approximately two business days after the transaction occurs. At the end of each month, we bill our clients for any payment processing fees owed per our client contractual agreements. Similarly, at the end of each month, we remit payments to third-party payment processors and financial institutions for interchange and assessment fees, processing fees, and bank settlement fees.

We act as the merchant of record for our clients and work with payment card networks and banks so that our clients do not need to manage the complex systems, rules, and requirements of the payment industry. We satisfy our performance obligations and therefore recognize the payment processing fees as revenue upon completion of a transaction. Revenue is recognized net of refunds, which arise from reversals of transactions initiated by our clients.

The payment processing fees collected from clients are recognized as revenue on a gross basis as we are the principal in the delivery of the managed payment solutions to the client. We have concluded we are the principal because as the merchant of record, we control the services before delivery to the client, we are primarily responsible for the delivery of the services to our clients, we have latitude in establishing pricing with respect to the client and other terms of service, we have sole discretion in selecting the third party to perform the settlement, and we assume the credit risk for the transaction processed. We also have the unilateral ability to accept or reject a transaction based on criteria we established.

As the merchant of record, we are liable for settlement of the transactions processed and, accordingly, such costs are included in payment processing fees expense on the statements of operations.

Life sciences

We generate revenue from sales of digital marketing solutions to life sciences companies which is based largely on the delivery of messages at a contracted price per message to targeted patients. Messaging campaigns are sold for a specified number of messages delivered to qualified patients over an expected time frame. Revenue is recognized as the messages are delivered.

Capitalized internal-use software

We capitalize certain costs incurred for the development of computer software for internal use pursuant to ASC Topic 350-40, Intangibles—Goodwill and Other—Internal use software. These costs relate to the development of its Phreesia Platform. We capitalize the costs during the development of the project, when it is determined that it is probable that the project will be completed, and the software will be used as intended. Costs related to preliminary project activities, post-implementation activities, training and maintenance are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life, which is generally three years. We evaluate the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. We exercise judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. To the extent that we change the manner in which we develop and test new features and functionalities related to our solutions, assess the ongoing value of capitalized assets or determine the estimated useful lives over which the costs are amortized, the amount of internal-use software development costs we capitalize and amortize could change in future periods.

Income taxes

An asset and liability approach is used for financial accounting and reporting of current and deferred income taxes. Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income or loss. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. We follow ASC 740, Accounting for Uncertainty in Income Taxes. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in the interim periods, disclosure, and transition.

We have accumulated a Federal net operating loss carryforward of approximately $93 million and $100 million as of January 31, 2018 and 2019, respectively. This carryforward will begin to expire in 2029. In assessing the realizability of the net deferred tax asset we consider all relevant positive and negative evidence in determining whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. We believe that it is more likely than not that our deferred income tax asset associated with our net operating losses will not be realized. As such, there is a full valuation allowance against the net deferred tax assets as of January 31, 2018 and 2019.

Under the Tax Reform Act of 1986 (the Act), the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50 percent, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. We have not done an analysis to determine whether or not ownership changes, as defined by the Act, have occurred since inception.

The Company records unrecognized tax benefits as liabilities related to its operations in foreign jurisdictions in accordance with ASC 740 and adjusts these liabilities when its judgment changes as a result of the evaluation of new information not previously available. Due to net operating loss and tax credit carry forwards that remain unutilized, income tax returns for tax years from inception through 2018 remain subject to examination by the taxing jurisdictions.

Stock-based compensation

We recognize the grant-date fair value of stock-based awards issued as compensation expense on a straight-line basis over the requisite service period, which is generally the vesting period of the award. To date, we have not issued awards where vesting is subject to performance or market conditions. The fair value of stock options is estimated at the time of grant using the Black-Scholes option pricing model, which requires the use of inputs and assumptions such as the estimated fair value of the underlying common stock, exercise price of the option, expected term, risk-free interest rate, expected volatility and dividend yield, the most critical of which is the estimated fair value of our common stock.

The estimated fair value of each grant of stock options awarded during fiscal 2018 and fiscal 2019 and the three months ended April 30, 2019 was determined using the following methods and assumptions:

•

Estimated fair value of common stock.    As our common stock has not historically been publicly traded, our board of directors periodically estimates the fair value of our common stock considering, among other things, contemporaneous valuations of our preferred and common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•

Expected term.    Due to the lack of a public market for the trading of our common stock and the lack of sufficient company-specific historical data, the expected term of employee stock options is determined using the “simplified” method, as prescribed in SEC Staff Accounting Bulletin (“SAB”) No. 107 (SAB 107), Share-Based Payment, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option.

•

Risk-free interest rate.    The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term.

•

Expected volatility.    The expected volatility is based on historical volatilities of peer companies within our industry which were commensurate with the expected term assumption, as described in SAB 107.

•	Dividend yield. The dividend yield is 0% because we have never paid, and for the foreseeable future do not expect to pay, a dividend on our common stock.

The inputs and assumptions used to estimate the fair value of stock-based payment awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different inputs and assumptions, our stock-based compensation expense could be materially different for future awards.

In valuing our common and preferred stock, we determined the equity value of our business by taking a combination of the income and market approaches.

The income approach estimates the fair value of a company based on the present value of its future estimated cash flows and the residual value of the company beyond the forecast period. These future values are discounted to their present values using a discount rate which is derived from an analysis of the cost of capital of comparable publicly-traded companies in the same industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in us achieving these estimated cash flows. For the market approach, we utilized the guideline company method by analyzing a population of comparable companies and selected those technology companies that we considered to be the most comparable to us in terms of product offerings, revenue, margins and growth. Under the market approach, we then used these guideline companies to develop relevant market multiples and ratios, which are then applied to our corresponding financial metrics to estimate our equity value.

Prior to fiscal 2019, the enterprise values determined by the income and market approaches were then allocated to our common stock using the Option Pricing Method, or OPM.

The OPM treats common stock and preferred stock as call options on a company’s enterprise value, with exercise prices based on the liquidation preferences of the preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of an assumed liquidity event such as a merger, sale or initial public offering. The common stock is modeled as a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option-

pricing model to determine the price of the call option. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative.

Beginning in fiscal 2019, we used the probability-weighted expected return method to determine the value of our common stock. Under the probability-weighted expected return method, the value of an enterprise’s common stock is estimated based upon an analysis of future values assuming various possible future liquidity events, such as an initial public offering, a strategic sale or merger and remaining a private enterprise without a liquidity event. The fair market value of the stock is based upon the probability-weighted present value of expected future net cash flows as a result of distributions to stockholders considering each of the possible future events, as well as the rights and preferences of each class of stock.

Given the absence of a public trading market for our capital stock, our board of directors exercised reasonable judgment and considered a number of subjective factors to determine the best estimate of the fair value of our common stock, including:

•	our business, financial condition and results of operations, including related industry trends affecting our operations;

•	the likelihood of achieving a liquidity event, such as an initial public offering or the sale of the Company, given prevailing market conditions;

•	the lack of marketability of our preferred and common stock;

•	the market performance of comparable publicly traded companies; and

•	United States and global economic and capital market conditions and outlook.

Once our common stock commences publicly trading following the completion of this offering, it will not be necessary to use estimates to determine the fair value of the common stock. In addition, as all of our preferred stock with be converted into common stock, we will no longer need to estimate the fair value of preferred stock.

Warrant liability

Warrants to purchase shares of our redeemable convertible preferred stock are classified as warrant liability on the accompanying balance sheet and recorded at fair value. This warrant liability is subject to re-measurement at each balance sheet date (based upon an independent valuation) and we recognize any change in fair value in our statements of operations as a change in fair value of the warrant liability. We will continue to adjust the carrying value of the warrants for changes in the estimated fair value until such time as these instruments are exercised, expire or, upon the closing of an initial public offering, when such warrants convert into warrants to purchase shares of common stock. At that time, the liabilities will be reclassified to additional paid-in capital, a component of stockholders’ deficit.

The significant inputs which we use to estimate our warrant liability include the expected volatility and the estimated fair value of the underlying shares of preferred stock. Because we do not have sufficient history to estimate the expected volatility of our stock price, expected volatility is based on the average volatility of peer public entities that are similar in size and industry. We use the term of the warrants as the expected term. The risk-free rate is based on the U.S. Treasury yield curve equal to the expected term of the warrant as of the measurement date. These warrant liabilities are subject to remeasurement at each balance sheet date, and we recognize any change in fair value in our statements of operations as a change in the fair value of our warrant liability.

Recent accounting pronouncements

JOBS Act accounting election

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. We have elected to early adopt certain new accounting standards, as disclosed herein. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently adopted accounting pronouncements

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, with guidance regarding the simplification of accounting for share-based payment award transactions. The update changes the accounting for such areas as the accounting and cash flow classification for excess tax benefits and deficiencies; forfeitures; and tax withholding requirements and cash flow classification. This guidance was effective for public companies for annual and interim periods beginning after December 15, 2016, with early adoption permitted. We adopted the new guidance effective February 1, 2017, and it did not have a material effect on our financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This guidance was effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, with early adoption permitted. The amendments in this ASU are applied prospectively to an award modified on or after the adoption date. We adopted the new guidance effective February 1, 2018, and it did not have a material effect on our financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, with guidance intended to reduce the diversity in practice regarding how certain cash receipts and cash payments are presented and classified within the statement of cash flows. The update addresses eight specific cash flow issues including: debt prepayment or debt extinguishment costs; the settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies or bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. This guidance was effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. We adopted the new guidance effective February 1, 2018, and it did not have a material effect on our financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which largely aligns the accounting for share-based payment awards issued to nonemployees with the accounting for share-based payment awards issued to employees. Under previous GAAP, the accounting for nonemployee share-based payments differed from that applied to employee awards, particularly with regard to the measurement date and the impact of performance conditions.

Under the new guidance, (i) equity-classified share-based payment awards issued to nonemployees will be measured at the grant date, instead of the previous requirement to re-measure the awards through the performance completion date, (ii) for performance conditions, compensation cost associated with the award will be recognized when the achievement of the performance condition is probable, rather than upon achievement of the performance condition, and (iii) the current requirement to reassess the classification (equity or liability) for nonemployee awards upon vesting will be eliminated, except for awards in the form of convertible instruments. This new guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year and early adoption is permitted. We adopted ASU 2018-07 as of February 1, 2018 and the impact was not material.

Recent accounting pronouncement not yet adopted

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 updates the disclosure requirements for fair value measurements and is effective for financial statements issued for fiscal years beginning after December 15, 2019. We are currently evaluating the potential impact of the adoption of this standard on our financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to record most leases on their balance sheets but recognize the expenses on their statement of operations in a manner similar to current accounting rules. Topic 842 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-of-use (ROU) asset for the right to use the underlying asset for the lease term. The updated guidance for private companies is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. We plan to adopt this new standard in the first quarter of fiscal 2021 on February 1, 2020 and expect to use the effective date as our date of initial application. The new standard provides a number of optional practical expedients in transition. We expect to elect the “package of practical expedients,” which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. We do not expect to elect the use-of-hindsight or the practical expedient pertaining to land easements; the latter not being applicable to us. The new standard also provides practical expedients for an entity’s ongoing accounting. We currently expect to elect the short-term lease recognition exemption for all of our leases. This means, for those leases that qualify, we will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. We are currently evaluating the potential impact of this standard on our financial statements.

Quantitative and qualitative disclosures about market risk

We have operations both within the United States and in Canada, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate and foreign exchange risks.

Interest rate risk

Our cash and cash equivalents consist of cash on deposit. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash equivalents have a short maturity, our portfolio’s fair value is relatively insensitive to interest rate changes. We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Foreign currency exchange risk

We have foreign currency risks related to our expenses denominated in Canadian dollars, which are subject to fluctuations due to changes in foreign currency exchange rates. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statements of operations. We have engaged in foreign currency hedging transactions to minimize those fluctuations. To date, foreign currency transaction gains and losses have not been material to our financial statements.

Business

Our mission

To create a better, more engaging healthcare experience.

Overview

We are a leading provider of comprehensive solutions that transform the healthcare experience by engaging patients in their care and enabling healthcare provider organizations to optimize operational efficiency, improve profitability and enhance clinical care. As evidenced in industry survey reports from KLAS, we have been recognized as a leader based on our integration capabilities with healthcare provider organizations, the broad adoption of our patient intake functionalities and by overall client satisfaction. Through the SaaS-based Phreesia Platform (the “Phreesia Platform” or “our Platform”), we offer healthcare provider organizations (our “provider clients”) a robust suite of solutions to manage the patient intake process and an integrated payments solution for secure processing of patient payments. Our Platform also provides life sciences companies with an engagement channel for targeted and direct communication with patients. In fiscal 2019, we facilitated more than 54 million patient visits for approximately 50,000 individual providers, including physicians, physician assistants and nurse practitioners, in nearly 1,600 healthcare provider organizations across all 50 states. Additionally, our Platform processed more than $1.4 billion in patient payments in fiscal 2019.

Patient intake is a complex and time-consuming process involving numerous tasks, including registration, insurance verification, patient questionnaires, patient-reported outcomes, or PROs, payments and scheduling. Inefficiencies during the intake process often result in lower patient and provider satisfaction, wasted time, missed revenue opportunities and diminished health outcomes. Phreesia was founded to revolutionize patient intake and to create a better, more engaging healthcare experience. We have created an integrated and streamlined system that automates data capture and engages patients before, during and after the point of care.

The Phreesia Platform manages the end-to-end patient intake process and encompasses a comprehensive range of services, including initial patient contact, registration, appointment scheduling, payments and post-appointment patient surveys. The Phreesia Platform securely collects and analyzes each patient’s information and provides engagement tools to efficiently guide each patient through their healthcare journey. We deploy our Platform across a range of modalities, including through patients’ mobile devices (Phreesia Mobile), through a web-based dashboard for providers (Phreesia Dashboard), and through our proprietary, self-service intake tablets (PhreesiaPads) and on-site kiosks (Arrivals Stations), all of which provide an individualized intake experience for each patient based on age, gender and appointment type. Our solutions are highly customizable and scalable to any size healthcare provider organization and can seamlessly integrate within a provider client’s workflows and leading Practice Management, or PM, and Electronic Health Record, or EHR, systems. Our Platform additionally allows for time-of-service and secure post-explanation of benefits integrated payments.

We serve an array of provider clients ranging from single-specialty practices, which include internal and family medicine, urology, dermatology and orthopedics, to large, multi-specialty groups such as Crystal Run Healthcare and Iowa Clinic and large health systems such as Ascension Medical Group and Baycare Health Systems. Our life sciences business additionally serves clients in the pharmaceutical, biotechnology and medical device industries, including 13 of the top 20 global pharmaceutical companies as measured by revenue in fiscal 2019.

The Phreesia Platform currently offers the following solutions to our clients:

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Our registration solution automates patient self-registration via Phreesia Mobile—either before or at the time of the patient’s visit—or through the use of a purpose-built PhreesiaPad or Arrivals Station for on-site check-in. The solution also includes the Phreesia Dashboard, which provider staff use to monitor and manage the intake process.

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Our patient activation solution enables providers to communicate with their patients through automated, tailored patient surveys, branded patient announcements and messaging and preventive screening outreach.

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Our revenue cycle solution provides insurance-verification processes, point-of-sale payments applications and cost estimation tools, which help providers maximize the timely collection of patient payments.

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Our clinical support solution collects clinical intake and PRO data for more than 25 specialties, enabling our clients to ask the right clinical questions of the right patients at the right time, and gather key data that aligns with their quality-reporting goals.

•	Our appointments solution provides a comprehensive appointment scheduling system to provider clients with applications for online appointments, reminders and referral tracking.

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Our life sciences solution provides a channel for our life sciences clients to deliver targeted and clinically relevant marketing content to patients, which allows them to have more informed conversations with their providers. We also enable our life sciences clients to receive direct patient feedback to incorporate into their business models.

The Phreesia Platform provides significant and measurable value to patients, healthcare provider organizations and life sciences companies. For patients, we provide a seamless, individualized intake experience and flexible payment options. For provider clients, we enable them to increase collections, streamline the referral process, improve quality measures, increase patient satisfaction and consistently collect key clinical, demographic and social data. Based on client feedback received and our internal analysis, we believe that the majority of our provider clients have been able to increase time-of-service collections. For life sciences clients, we increase patient awareness and education of their marketed products. Based on our analysis of client advertising campaigns conducted by Crossix and another data analytics company, which we commissioned, we believe patients exposed to a brand campaign using the Phreesia Platform are over four and a half times more likely, on average, to have a prescription filled for that product than control patients.

Since our founding 14 years ago, we have built a reputation as a dynamic and pioneering organization. Initially designed as a check-in and messaging tool, the Phreesia Platform has evolved to provide a comprehensive range of applications and modules that address the growing needs of the healthcare market. The success and continued evolution of our company has been due in large part to the talent and engagement of the entire Phreesia team. Our team members are key pillars of our success, and fostering and developing their talent is central to our culture. Phreesia was named to Modern Healthcare’s list of the “Best Places to Work in Healthcare” for the last three consecutive years.

Based on the significant value we provide to our clients, we have experienced strong organic revenue growth over the last two fiscal years. Total revenue increased approximately 25% from $79.8 million in fiscal 2018 to $99.9 million in fiscal 2019. For the three months ended April 30, 2018 and 2019, our revenue was $23.9 million and $28.3 million, respectively. Adjusted EBITDA increased from a loss of $4.1 million in fiscal 2018 to income of $3.5 million in fiscal 2019. For the three months ended April 30, 2018 and 2019, our Adjusted EBITDA was $1.0 million and negative $0.3 million, respectively. See “Prospectus summary—Summary financial and other data” for more information as to how we define and calculate Adjusted EBITDA and for a reconciliation of net income, the most comparable GAAP measure, to Adjusted EBITDA.

Industry challenges and our opportunity

We develop and market solutions that increase efficiency, reduce costs and improve clinical effectiveness in the healthcare industry. We believe the following trends impacting the healthcare industry represent significant opportunities for us.

Inefficiency and waste amidst continually rising U.S. healthcare expenditure

According to the Centers for Medicare & Medicaid Services, or CMS, total U.S. healthcare spending was $3.6 trillion in 2018 and is expected to grow to $6.0 trillion, or 20% of GDP, by 2027. Other developed industrialized nations spend half as much on healthcare as a percent of GDP. This rising cost is the result of significant waste and inefficiency, due in part to a large number of manual and time-intensive administrative processes. Research from the National Academy of Medicine estimated that approximately 30% of U.S. healthcare spending in 2018, or $1.1 trillion, was wasteful. Additionally, a study in the Journal of American Medical Association estimated that roughly 27%, or $300 billion, of total healthcare waste is administrative-related. Much of this excess spending relates to complex billing procedures, non-standardized practices and a lack of communication between front- and back-office operations, leading to increased costs, errors and inefficient use of providers’ time. Physician practices, burdened by these complex administrative and billing tasks, require extensive support staff to handle these challenges. The U.S. Department of Labor estimates that there are approximately 1.2 million employees focused on patient intake, which equates to 1.2 intake staff for every physician. Moreover, according to Medical Group Management Association, 37% of total costs at multi-specialty practices are directly related to administrative support staff. We believe there is a significant business opportunity and the market for our services will continue to grow as healthcare provider organizations and their staff seek to address these rising costs by eliminating waste and inefficiency.

The patient intake process today is primarily manual, tedious, prone to costly errors and repetitive. By contrast, the Phreesia Platform provides an automated and comprehensive solution to address key provider pain points. As the leading patient intake platform, Phreesia increases staff and doctor efficiency and allows providers to maximize clinical time with patients, reduce administrative complexities and optimize the delivery of care.

Increasing patient financial responsibility in healthcare

As healthcare expenditures continue to rise, employers and health systems have shifted more of the cost to patients through increased cost sharing and the use of high-deductible health plans. According to the Kaiser Family Foundation, the average annual deductible for single covered workers increased more than $400 over the past five years, from $1,135 in 2013 to $1,573 in 2018, and enrollment in high-deductible health plans reached 46% market share of the total health plan market in the first half of 2018 according to the National Center for Health Statistics. These trends have resulted in significant increases in out-of-pocket patient spending, which CMS expects to total $586 billion by 2027. The emergence of the patient as a major payer of healthcare is a dramatic shift in the industry payment landscape, which has historically been between the insurer and healthcare provider organization. We believe that healthcare provider organizations have had ineffective channels to communicate and transact directly with patients, and traditional approaches have lacked personalization and data-driven analysis. Increases in patient financial responsibility require provider staff to obtain payment from the patient before and after the point of care, tasks that are best accomplished with more automated registration, billing and collection workflows, as well as patient-centric payment options. Against this backdrop, patients have historically struggled to understand their bills. According to a McKinsey & Company analysis, by some estimates, healthcare provider organizations collect only half of patient balances after initial visit, which contributes to incremental financial pressure.

Phreesia’s comprehensive digital payment platform enables providers to more effectively engage patients and increase collections. Our robust suite of revenue cycle solutions drives profitability, increases transparency and enhances the patient financial experience.

Increasing consumerism in healthcare

As patients pay an ever-growing share of their healthcare costs, they are increasingly demanding higher quality care, increased cost transparency, shared decision making and convenience. A survey by Software Advice showed that more than 70% of patients use online reviews as the first step to search for a new physician. As such, patient experience and satisfaction are becoming important priorities for providers as they compete to attract and retain new patients. Moreover, pharmaceutical companies are increasingly becoming more patient-centric due to increased competition and development of more targeted therapies. We believe the healthcare industry has significantly lagged behind other consumer-centric industries, such as retail, banking and entertainment. Technology can enable patients to assume greater control of their own health, and research has shown that activated, engaged patients have better health experiences and better outcomes.

We believe that the Phreesia Platform is at the forefront of modernizing the healthcare experience and drives improved patient satisfaction and education, efficiency and overall quality of care. Our Platform provides an end-to-end patient intake solution that engages patients directly on their device of choice (Phreesia Mobile, PhreesiaPad or Arrivals Station) to provide streamlined, self-service patient intake and empowers providers with intuitive, cloud-based software that drives actionable insights. Our automated and integrated intake solution allows us to achieve high levels of patient utilization, providing us and our provider clients with important access to patients at key moments of their care. We also help educate patients about relevant treatment options to encourage more engaging provider interaction. Additionally, we provide pharmaceutical companies with an effective channel to incorporate the patient voice in to their business models in an increasingly competitive, patient-centric healthcare environment.

Ongoing shift to value-based reimbursement models

The U.S. healthcare system has been shifting toward alternative payment models, in which healthcare provider organizations share financial risk and are reimbursed based on patients’ experience and outcomes, based on a review by the Health Care Payment & Learning Action Network. Recent regulatory requirements and programs such as Medicare Access and CHIP Reauthorization Act’s Merit-Based Incentive Payment System and the Patients over Paperwork initiative aim to directly measure and improve patient engagement and experience and tie physician reimbursement to successful patient outcomes. These programs focus on reducing unnecessary burden and cost, increasing quality and efficiencies and promoting interoperability. Value-based payment models require high levels of documentation, robust data, sophisticated payment-attribution capabilities and advanced analytics that have the ability to adapt to and ensure compliance with regulatory requirements. According to the American Hospital Association, the shift to these models requires healthcare provider organizations to manage new challenges related to measurement and reporting, population health management, care coordination and other patient demands, all of which may require additional staff and capabilities. We believe that many healthcare provider organizations are adapting to these new requirements and are concerned about the incremental internal investment and resources required to comply.

The Phreesia Platform provides real-time insights necessary to improve outcomes in a value-based operating model. We utilize industry-accepted PROs and clinical screening tools that have been developed by third parties and tested for reliability, sensitivity and validity. These PROs allow our healthcare provider clients to close gaps in care, identify successful treatments and engage patients in their care. At the same time, our ability to streamline the intake process and critical workflows improves provider and staff efficiency, allowing for optimal allocation of resources to manage the demands of a value-based care model.

Increasing focus on personalized healthcare solutions

We believe that the treatment and prevention of disease are becoming increasingly personalized, driven by technological advancements in the use of patient-specific health, lifestyle/environmental, genomic and other data to diagnose, treat and prevent disease at a personalized level. According to the Journal of the American Medical Association, pharmaceutical companies currently spend a substantial portion of their direct-to-consumer marketing dollars on television and print to reach large patient populations with chronic conditions such as diabetes and pain, which we believe is not as effective as targeted outreach. As new therapies, including those for smaller patient populations, are brought to market, pharmaceutical companies need cost-efficient marketing channels and capabilities to promote new medicines.

Phreesia’s high levels of patient engagement and robust targeting capabilities create an attractive marketing channel for life sciences companies to reach and inform targeted patient populations while they are seeking care which empowers patients to have informed conversations with their physician about their care plan and treatment options.

Our market opportunity

The Phreesia Platform serves a range of provider clients, including single-specialty practices, multi-specialty groups and large health systems. Through our life sciences solutions, we provide services to large and small pharmaceutical, medical device and biotechnology companies. We believe the current addressable market for our Platform and services is approximately $7 billion. Our current addressable market is derived from: (1) the potential subscription-based revenue generated from the approximate 890,000 U.S.-based ambulatory care providers currently taking medical appointments, (2) consumer-related transaction and payment processing fees, which are based on a percentage of payments that can be processed via the Phreesia Platform and addresses approximately $91 billion of annual out-of-pocket patient spend in ambulatory healthcare-related professional services, and (3) a portion of the $6 billion spent by life sciences companies on direct-to-consumer prescription drug marketing. As we develop new products and services on the Phreesia Platform, we expect our total addressable market to grow. Our recent entry into acute-care organizations is an example of a new market offering that is not included in our current addressable market.

Our value proposition

We are focused on creating a better, more engaging healthcare experience for patients, healthcare provider organizations and life sciences companies. We believe our solutions provide a unique value proposition that is differentiated from what is offered by the traditional healthcare system.

Value proposition for patients

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Improved patient experience. Our Platform streamlines the patient intake process and provides consumer-centric options for check-in. We pre-populate information from prior visits, minimizing the frustration of repetitive questions during the intake process and streamlining the information for review by a clinician by the time the patient reaches the exam room. We also offer patients a convenient, flexible, secure intake experience that saves time and reduces the confusion and anxiety around payments. Additionally, our cost estimation tool allows patients to receive an accurate estimate of their out-of-pocket spend for a particular service prior to receiving care. Patients are also able to save time by requesting appointments directly on their healthcare provider organization’s website using our technology.

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Flexible payment options. Our Platform provides patients with flexibility and choice in how they pay for healthcare services. Patients are able to pay upfront or set up an automated payment plan that adheres to the provider client’s financial policies. Patients can also choose to pay online on their provider’s website or place a card on file. Our Platform also removes the need for difficult payment-related conversations with staff and ensures a level of personal privacy throughout the transaction.

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Engagement in care. By leveraging the power of self-service and providing individualized, flexible intake solutions, we engage patients early in their healthcare journey and empower them to be more active in their care decisions.

Value proposition for healthcare provider organizations

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Simplify operations and enhance staff efficiency. We enable healthcare provider organizations to streamline operations through automated patient intake and payments that are integrated into existing workflows and PM and EHR systems. By automating the numerous tasks of the intake process, our provider clients have been able to save time on patient check-ins.

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Improve cash flow and profitability. We enable our provider clients to increase collections and reduce costs. Based on client feedback received and our internal analysis, we believe that our flexible patient payment options, including card on file, have led to an increase in time-of-service collections for the majority of our provider clients. Our automated eligibility and benefits verification solution also reduces the number of denied claims.

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Enhance clinical quality. We enable our provider clients to more efficiently and effectively capture the right clinical information to meet their clinical goals and align with quality reporting initiatives. We administered more than five million PROs, such as depression screeners and health risk assessments, in fiscal 2019. Our logic-driven targeting and delivery of PROs and other questionnaires help providers identify and target at-risk patients in need of specific care and reduce errors by avoiding the need to manually gather the information.

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Improve patient experience. We simplify the patient intake process to drive higher patient satisfaction, retention and engagement. Our streamlined intake and payments offering provides a consumer-friendly experience and engages patients to take control of their care. Through our patient surveys, providers are able to conduct outreach to patients within 24 hours of visit and generate real-time feedback that informs and drives improvement efforts.

Value proposition for life sciences organizations

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Targeted, direct digital marketing. We provide life sciences companies with a channel to identify, reach, educate and communicate with patients when they are most receptive and actively seeking care. Our data-driven solutions provide custom, targeted patient outreach based on various clinical, environmental and social data, allowing our clients to engage patients with clinically relevant medical content to help facilitate conversations with their providers about treatment options.

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Improve brand conversion and adherence. Our data and analytics capabilities identify patient populations that align with our life sciences clients’ target audiences. Based on our analysis of client advertising campaigns conducted by Crossix and another data analytics company, which we commissioned, we believe patients exposed to a brand campaign using the Phreesia Platform are over four and a half times more likely, on average, to have a prescription filled for that product than control patients. Integration with our point-of-care solutions, which engage our patients in their own care, increases incremental prescriptions with existing patients, driving an adherence benefit and strong return to our clients.

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Feedback from patient voice. Our Patient Insights solution provides a channel for our life sciences clients to deliver real-time, dynamic surveys to highly targeted patients and capture direct patient feedback.

Our competitive strengths

We believe the following are our key competitive strengths.

Market leadership

We have a 14-year history of developing technology solutions that create a better, more engaging healthcare experience. We believe the Phreesia Platform is the most comprehensive and scalable patient intake and payments solution in the market, placing us at the point of care and in the center of the patient-provider relationship. Phreesia is an industry leader in market share and user engagement, with approximately 50,000 individual providers in nearly 1,600 healthcare provider organizations. We were named the 2019 KLAS Category Leader for Patient Intake Management based on survey data from healthcare provider organizations on areas such as integration, implementation support and overall client satisfaction. A 2018 KLAS report also ranked Phreesia as having the broadest adoption of its patient intake functionalities.

Scalable SaaS-based platform embedded in mission-critical daily workflows

Our Platform seamlessly integrates into our provider clients’ daily workflows with bi-directional integration into 21 of the leading PM and EHR systems collectively representing the majority of the total PM and EHR market. These robust integrations provide real-time exchange of clinical, demographic and financial information. For example, customized consent forms and questionnaires are uploaded directly into a provider clients’ PM or EHR system immediately upon completion, which reduces staff time spent on administrative tasks. Our feature-rich SaaS technology architecture is highly scalable across healthcare provider organizations of all sizes, from small independent practices to large health systems with multiple locations, enabling us to implement our solutions quickly and cost-effectively.

Integrated payment platform

The integration of payments within our patient intake platform creates a seamless experience for both patients and providers and results in increased payments for healthcare provider organizations and revenue for Phreesia. Compared with disparate payment platforms and manual reconciliation processes, the Phreesia Platform automatically posts payments in real-time to a provider client’s PM system, creating material time and cost efficiencies for our provider clients. Our revenue cycle solutions, such as card on file, online payments and payment plans, provide convenient payment options for patients, lower bad debt expense for provider clients and reduce payment-related tasks for their staff.

Significant and measurable return on investment

We actively measure and report performance metrics for our provider clients, demonstrating significant and sustainable return on investment in multiple impact areas, often as early as 30-60 days after launch. Example impact areas include:

•	Increasing collections. Based on client feedback received and our internal analysis, we believe that the majority of our provider clients have been able to increase time-of-service collections.

•	Expanding staff and provider capacity. Our solutions have helped provider clients save time on patient check-ins.

•	Optimizing profitability. Our solutions allow healthcare provider organizations to reduce back-office billing and collection costs, such as the costs of sending paper statements.

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Improving patient experience. Our solutions improve patient experience and satisfaction through a streamlined scheduling and check-in process and flexible payment options. We have high approval ratings from patients of all ages using our Platform, with users in the 18-25 age bracket reporting 86% satisfaction, users in the 26-35 age bracket reporting 88% satisfaction, users in the 36-45 age bracket reporting 86% satisfaction, users in the 46-55 age bracket reporting 84% satisfaction, users in the 55-65 age bracket reporting 80% satisfaction and users in the 66+ age bracket reporting 75% satisfaction.

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Enhancing clinical care. Our solutions gather data to help providers identify gaps in care, including patients who are eligible for preventive services, such as Medicare Annual Wellness Visits or colonoscopies, or patients who are at-risk of conditions such as depression. Our automated PROs and clinical data intake also create time savings for staff, allowing them to focus on other activities, and for clinicians, allowing them to review key patient information upfront and to be more effective during care administration. These solutions provide opportunities for providers to earn revenues by billing for PROs that patients might otherwise neglect to fill out.

Proven ability to innovate and meet the evolving needs of our clients

We have demonstrated the ability to quickly and reliably incorporate new applications into the Phreesia Platform to address the myriad of challenges facing healthcare provider organizations and we continue to evaluate the most impactful innovations that will drive a better healthcare experience. Our solution was initially designed as a patient check-in and messaging tool, but it has rapidly evolved into a comprehensive patient intake and payment platform designed to keep pace with evolving demand from patients and providers. We have introduced multiple new applications in the last three years, including Phreesia Mobile, which allows patients to check in conveniently from their own device and has significantly increased patient utilization and overall patient engagement, and Payment Assurance, which eliminates many of the manual tasks required to bill a patient.

Attractive, highly scalable financial model

Our revenue that is largely derived from recurring monthly subscriptions and re-occurring payment processing fees, which should increase with growth of our client base and the ongoing shift of healthcare costs to patients. We have successfully expanded our products sold to existing clients by adding incremental providers and offering additional solutions to these clients. This has led to a 26% increase in average revenue per provider client from fiscal 2018 to fiscal 2019. As our provider clients continue to add more providers to our Platform, we benefit from increased scale and strong unit economics. Our client base is highly diversified as no provider client represented more than 6% of our total revenue in fiscal 2019. Our highly recurring revenue and strong client retention is evidenced by our 107% annual dollar-based net retention rate for provider clients in fiscal 2019. See “Management’s discussion and analysis of financial condition and results of operations—Key metrics” for additional information regarding our calculation of average revenue per provider client, annual dollar-based net retention rate and other key metrics.

Founder-led and deeply experienced management team with strong culture

Our founders, Chaim Indig and Evan Roberts, are pioneers in patient intake who have led our company through consistent and rapid growth over the past 14 years. Our senior leadership team has extensive healthcare, technology and payment knowledge and expertise, and an average 10-year tenure with Phreesia. Additionally, our dedicated sales, implementation, support and development teams also have significant healthcare, technology and payment experience and are a key competitive advantage to our success in the marketplace.

Attracting and retaining top talent is a high priority for us. Our strong company culture and investment in the long-term career growth for our people is evidenced by their long tenure with our organization. We believe our success is due in large part to the continued engagement of our talented and committed team. Modern Healthcare magazine recognized Phreesia as one of the “Best Places to Work in Healthcare” for the last three consecutive years, optimally positioning us to continue to attract top healthcare and technology talent.

Our growth strategies

The success of our business depends on acquiring new provider clients and increasing utilization among our existing provider clients, which in turn drives growth across our Platform and solutions. We believe we are well-positioned to benefit from a number of prevailing industry tailwinds across patient intake, patient payments and life sciences marketing. We intend to continue to proactively grow the business through the following strategies.

Expanding our Platform to new healthcare provider organizations

The market for a technology-powered intake and payment platform in the U.S. healthcare industry is early, large and underserved, and we believe we have a substantial opportunity to grow our client base and market share. With the ability to support over 25 different medical specialties and existing partnerships with leading PM and EHR providers, the Phreesia Platform is able to serve a large portion of the U.S. ambulatory and acute care market. The Phreesia Platform is currently used by a small percentage of ambulatory care organizations, and we plan to continue to expand our direct sales force to win new clients with a focus on larger ambulatory provider groups across specialties. In fiscal 2019, we also entered into the U.S acute care market and expect this to be a driver of meaningful future growth.

Deepening our relationship with existing provider clients

We generate recurring fees from our provider clients based on the number of providers who utilize the Phreesia Platform plus subscriptions for any add-on applications. As our provider clients realize the value of the Phreesia Platform, they typically purchase additional subscriptions for their providers. Our sales strategy is focused on expanding our revenue per provider client and we believe there is a significant opportunity to sell new applications as well as add additional provider clients.

Continuing to innovate and leverage our Platform to optimize healthcare delivery

We believe the depth, scalability and robust capabilities of our Phreesia Platform allow us to address key challenges facing healthcare delivery. As an innovative leader in the patient intake market, we intend to continue to invest in new value-added offerings for our clients. We have a well-defined technology roadmap to introduce new features and functionality to the Phreesia Platform, such as our appointments and cost estimation add-on applications. We intend to leverage our patient database and patient engagement capability to eliminate gaps in care and increase care coordination among all key healthcare constituents. By expanding and continuously enhancing the Phreesia Platform, we believe we can drive incremental revenue from existing clients as well as broaden the appeal of our solutions to potential new clients.

Pursuing opportunistic strategic investments, partnerships and acquisitions

Our strong growth has been completely organic as we have added provider clients and life sciences companies to our Platform while also expanding the solutions we offer those clients. Through our history, we have effectively partnered with leading PM and EHR solution providers, and will continue to evaluate strategic and innovative investments and partnerships to accelerate growth. We believe we are now at an appropriate stage and level of scale where we can consider acquisitions. We completed our first acquisition in December 2018 when we acquired Vital Score, Inc., which expanded our clinical and patient activation offerings and deepened our capabilities in motivational science.

Enhancing our margins through continued strategic growth

Our business model is based on developing and deploying new, value-added applications for our clients that increase revenue and enhance our attractive client unit economics. We have invested significantly to create a comprehensive, scalable technology platform that allows us to gain operating leverage and enhance margins. We expect to increase profitability and margins by adding larger new clients to our Platform and by expanding our existing clients with minimal incremental investments in our Platform. Moreover, we continually aim to improve the effectiveness and efficiency of our Platform.

Our products and services

Our Platform and suite of solutions are specifically designed to cater to the needs of patients, providers and life sciences companies while improving healthcare engagement.

Registration

Our Registration applications facilitate mobile and on-site check-in, create a more complete patient record and increase patient convenience and satisfaction. Our Registration solutions include:

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Phreesia Mobile. Our mobile intake platform allows patients to check in securely and conveniently on their computer or mobile device, either prior to their visit or when they arrive at the office. Patients can also update their clinical and demographic information, take a photo to store in their patient record, capture images of their driver’s license and insurance card, sign forms and policies and pay copays and outstanding balances—all from the privacy and ease of their own device.

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PhreesiaPad. Our proprietary, secure tablet ensures ease of use for on-site check-ins. It allows patients to update their information, take a photo to store in their patient record, capture images of their driver’s license and insurance card, sign consent forms and pay copays and outstanding balances privately and securely. These tablets are durable, secure and easy for patients of all ages to use.

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Phreesia Arrivals Stations. Our Arrivals Stations, designed as a complement to Phreesia Mobile, allow patients to confirm their information and make payments while offering frequently returning or mobile patients a quick and easy self-service intake option.

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Phreesia Dashboard. Our dashboard acts as the “command center for the waiting room” and allows staff to efficiently monitor the intake process, access relevant patient information and manage registration exceptions. Specific capabilities include: eligibility and benefits verification, e-cashiering, card processing at the time of service, payment plans, card on file, reconciliation reporting, analytics on patient collections and transaction and batch reporting.

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Specialty-specific intake workflows. Our workflows leverage our proprietary logic to guide patients through a tailored list of questions, allowing them to efficiently enter and verify their demographics, insurance data and clinical information.

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Consent management. Our automated consent forms streamline the process of collecting consents by ensuring that each patient receives the right forms. These forms can be customized by appointment type and can capture electronic signatures and send required forms directly to the PM or EHR system.

Appointments

Our Appointments applications allow for convenient online appointment requests for patients, appointment tracking and appointment management in one place, and provide insight into past and upcoming appointments. Our Appointments solutions include:

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Online Appointments. Patients receive 24/7 access to book appointments on a practice’s website. Appointment requests populate into the Phreesia Appointments Hub for staff to track and schedule. Patients can confirm their appointment time and date via automated text or email.

•	Referrals. Phreesia Referrals tracks all incoming referrals in a centralized list and allows referring providers to send and check the status of each request.

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Phreesia Appointments Hub. Our Appointments Hub centralizes and tracks all incoming appointment requests, verifies patient insurance and allows staff to manage appointments and follow-up visits across multiple locations. The Phreesia Appointments Hub can also schedule appointments directly into select PM systems.

Revenue cycle

We are able to improve key revenue cycle metrics with our payment solutions, increasing time-of-service and post-visit collections as well as improving patient convenience with online payments and card on file. Our Revenue Cycle solutions include:

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Point-of-sale payments. Our point-of-sale payments solution offers self-service options on Phreesia Mobile, on the PhreesiaPad or at an Arrivals Station. Provider staff can also process time-of-service or post-explanation of benefits payments on the Phreesia Dashboard. We are able to replace or support a client’s existing payment processor with a fast and secure way to process transactions, as we accept all major credit cards (Visa, MasterCard, American Express and Discover). Additionally, we are Level 1 PCI-compliant and minimize PCI scope in order to prevent significant delays in compliance efforts.

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Eligibility and benefits verification. Our automated eligibility and benefits application streamlines verification, reduces staff’s manual workload and alerts them when attention is needed. We can run eligibility and benefits checks in advance so our clients know their patients’ primary and secondary insurance before their visit. We have achieved CAQH CORE Phase 1 Certification for seamless, secure healthcare administrative data exchange.

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E-Cashiering. We are able to track cash, check and card payments using one tool across all users and office locations. Our reports with bi-directional integration with PM systems simplify end-of-day reconciliation and payment posting.

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Payment plans. Our provider clients can give patients the option to set up private, automated payment plans when they check in, or have the staff create payment plans for them on the Phreesia Dashboard. Each plan is configured according to the healthcare provider organization’s financial policies and managed automatically.

•	Online payments. Our online payments application allows practices to add a custom payment button to their website or send email reminders that direct patients to an online payment page.

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Payment assurance. Our patients may sign a financial policy that gives authorization to store their payment card on a secure platform, thus automatically collecting payments once claims are adjudicated.

•	Cost estimation. This recently developed application searches patients’ upcoming scheduled appointments and automatically calculates their estimated payment, which staff can manage and track.

Clinical Support

We are committed to delivering the appropriate PROs and assessments to practices as well as helping them efficiently identify at-risk patients and target them for follow-up care. Our Clinical Support solutions include:

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Care Pathways. Our Care Pathways applications provide the necessary tools to identify and treat patients for specific health risks. From orthopedics and gastroenterology to otolaryngology (ENT) and urology, our targeted clinical assessments screen patients for common morbidities associated with each specialty area.

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Wellness for Primary Care. Our Wellness for Primary Care application supports primary care providers as they take on increasing responsibility for their patients’ mental health needs. It identifies and screens patients for common behavioral and mental health conditions, including depression, anxiety and substance abuse, using questionnaires such as PHQ-2 and PHQ-9.

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Healthy Child for pediatrics. We generate validated PRO data with our Healthy Child application for developmental conditions such as ADHD and autism, as well as behavioral health and wellness data for depression and the flu.

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Women’s Wellness. Our Women’s Wellness application, which is used in OB/GYN practices, administers clinical questionnaires and gathers PRO data about depression, most recent mammograms and other relevant questions.

Patient Activation

By providing patients with surveys, targeted messages and branded patient announcements before, during and after their visits, we are able to drive patient engagement and awareness of important practice information and available treatments and services. Our Patient Activation solutions include:

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Post-visit patient surveys. Our surveys are designed to provide clients with a better understanding of their patients’ experiences as well as insights to drive improvements. The surveys align with industry standards and capture key satisfaction metrics, such as Net Promoter Score®.

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Preventive services for medicare patients. Our application is designed to improve the overall health of Medicare patients by boosting uptake of preventive services with more than 20 workflows that allow providers to identify patients who are eligible for preventive screenings, provide them with relevant healthcare information and prompt them to schedule appointments.

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Social determinants of health. We allow healthcare provider organizations to ask patients privately about their access to healthy food, safe housing and other social determinants that can have a critical impact on their health. The gathered information is automatically integrated within PM and EHR systems, giving providers key data to better understand patients and connect them to needed services.

•	Service promotions. Our clients can use our Platform to promote a health fair, in-house pharmacy, on-site physical therapy or other ancillary services.

•	Announcements. We are able to send patients branded emails to share important announcements such as new locations, office closures and added services.

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Research. Our application allows clients to deliver targeted questionnaires to patients who may be interested in trials and research studies, generate summary reports and follow up with those who would like to participate.

Analytics and reports

Our robust analytics suite provides real-time operational, financial and clinical insights across our portfolio of products and applications. Example analytics and reports capabilities within our products include:

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Registration. Our Platform monitors patient check-in volumes by location and staff member, usage rates for mobile pre-registration and on-site check-ins, the average time it takes for a patient to complete check-in and patient satisfaction levels, among a variety of other registration features.

•	Appointments. Our Platform calculates the volume of incoming appointment requests, tracks the time it takes for patients to schedule appointments and provides insights into top-referring providers.

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Revenue cycle. Our Platform monitors payments across a healthcare provider organization and reconciles all payments daily. Our Platform also tracks payment volumes by location, batch, user, payment method and type of charge.

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Clinical support. Our Platform generates reports that analyze PROs, shows the percentage of patients who request follow-up care and captures patient information that helps our provider clients and their patients meet quality reporting goals.

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Patient activation. Our Platform analyzes the impact of patient communications and preventive health initiatives. Furthermore, it views the number of patients who have seen messages, tracks email and text-message opens and monitors opt-in rates.

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Patient surveys. Our Platform tracks patient answers by location or provider, benchmarks against similar practices and calculates net promoter scores, which is a popular management tool used to gauge the loyalty of patients to their providers.

•	Data extracts. Our Platform sends a secure, automated daily feed of patient data to a data warehouse or data lake, thereby eliminating the need to download and upload reports.

•	Custom report capability. Our Platform produces custom reports for clients that feature client data such as utilization, social determinants of health, clinical quality and metrics.

Life sciences

Our partnerships with life sciences companies allow us to activate and engage patients by presenting targeted messages to appropriate patient populations, driving improved brand conversion and better patient understanding of behavior modification.

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Patient Connect. Our Patient Connect feature enables clients to engage with relevant patients who voluntarily opt in and deliver pertinent, targeted messages at the point at which they are actively seeking care. Our tools raise awareness and engagement with patients and help them to start the right medical conversation with their physicians.

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Patient Insights. We leverage our Platform to conduct primary research, gather PROs, understand patient sentiments and discover unmet patient needs, which aid life sciences companies in incorporating patient insights in their work.

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Analytics and predictive modeling. We partner with life sciences companies to develop analytic products to help predict outcomes, identify at-risk or undiagnosed patients and develop clinical decision support tools that may help providers make evidence-based decisions regarding treatment and diagnosis.

Our clients

Our clients principally consist of healthcare provider organizations and life sciences companies.

Healthcare provider organizations

In fiscal 2019, we facilitated more than 54 million patient visits for approximately 50,000 individual providers in nearly 1,600 healthcare provider organizations using our Platform and services. Our provider clients include single-specialty practices, multi-specialty groups and health systems of all sizes. The following is a selection of our provider clients:

•	Single-specialty practices, such as Chesapeake Urology, ENT and Allergy Associates and Spine Nevada.
•	Multi-specialty groups, such as Crystal Run Healthcare, Iowa Clinic and CareMount Medical.
•	Health systems, such as Ascension Medical Group and Baycare Health Systems.

Our provider clients are well represented across over 25 specialties and varying sizes of independent medical groups and health systems. As of April 30, 2019, approximately 69% of our provider clients were represented by independent medical groups and 31% consisted of health systems, and no healthcare provider organization accounts for more than 6% of total revenue.

Life sciences companies

Our 27 life sciences clients consist of large and small pharmaceutical, medical device and biotechnology companies, including 13 of the top 20 global pharmaceutical companies as measured by revenue in 2019. These clients are using the Phreesia Platform to deliver targeted marketing campaigns for over 40 brands across 32 therapeutic categories such as diabetes, GERD, heart failure, obesity, pain management and oncology.

Our technology

We have developed our proprietary SaaS-based technology platform with a focus on delivering reliability, performance, security and privacy. The Phreesia Platform operates as a single, unified, multi-tenant platform that has demonstrated scalability and seamless integration within the operating infrastructure of our provider clients. Our core technology capabilities include:

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Robust integration. We integrate our technology into PMs, EHRs and ambulatory and acute system workflows for nearly 1,600 healthcare provider organizations. Data captured from the patient or generated by the use of our Platform automatically integrates into the PM and EHR systems of provider clients. We currently partner with leading PM and EHR providers that collectively represent the majority of the total PM and EHR market. Partners and provider clients can leverage our expanding APIs to embed the functionality of the Phreesia Platform for their patients, while controlling the look and feel.

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Embedded payments. The payment processing features of our Platform have been designed to operate seamlessly within the workflows of our provider clients, and our revenue cycle solutions can connect directly to payers, to multiple clearinghouses and directly with PM, EHR and other systems.

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Scalable at cost. We have developed a robust and scalable SaaS-based platform that allows us to quickly iterate on existing technology and develop new solutions quickly and efficiently to meet the needs of our clients. Our unique architecture also allows new integrated applications to be quickly deployed to clients and allows real-time integration without expensive and difficult-to-manage VPN tunnels. This is particularly important in a regulatory and industry environment that continues to evolve.

•	Consumer-oriented. Through technology innovation, we have continued to ensure our products and services evolve to meet growing and increasingly consumer-centric demands.

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Reliable. Our technology is engineered to provide high reliability and availability. The Phreesia Platform performs hundreds of thousands of transactions, including eligibility and benefits verifications, payment card processing and email and text messaging, quickly and reliably at a low cost every day.

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Secure and private. We securely manage billions of data points for millions of patients using multiple devices. Maintaining the integrity of our Platform is critical to our business, our clients and the patients they treat. We routinely audit and review our security program.

Privacy and security

Privacy and security are our top priorities. We maintain a comprehensive security program designed to help safeguard the confidentiality, integrity and availability of our subscribers’ data, which includes both organizational and technical control measures and the security and privacy of our Platform. We have a system in place to monitor the safety of patient information as well as procedures designed to take immediate action.

We operate a single, unified, multi-tenant platform that offers reliability, performance, security and privacy for our clients. Our technology reliably integrates in thousands of client systems, and we have the infrastructure in place with two co-located data centers to handle mass amounts of sensitive patient information.

We use security auditors and industry-leading vendors, such as Sikich, Drummond, Bluefin and CORE, to ensure we have the controls and procedures in place to protect our clients’ sensitive information. We have the industry’s most well-known certifications, including HITRUST CSF certification, PCI DSS Level 1 Service Provider, Security Organization Control (SOC) 2 and PCI Point-to-Point Encryption. As a PCI-DSS Level 1 Service Provider, we are committed to upholding industry security standards to cardholder data. The Level 1 PCI compliance allows us to minimize clients’ PCI scope.

Additional privacy and security measures we perform include:

•	Privacy by design. Our products, services and operations are designed to ensure that privacy is an integral part of every design.

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Mandatory annual training. We conduct annual training exercises for our staff with practical guidance based on mission critical job functions and business operations. We perform tabletop exercises to evaluate readiness for a variety of simulated breaches.

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Resources for staff. We have open lines of communication that enable staff to ask questions, report concerns and request contract reviews. We created a designated email address to immediately address our staff’s questions or concerns, and we also maintain an anonymous ethics hotline to investigate and respond to staff ethics concerns.

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Policies applicable to a health technology business. We strictly follow a number of policies as we provide services to healthcare provider organizations that involve access to patient data. These policies include, but are not limited to, the definition of Protected Health Information, or PHI, our classification as a Business Associate under the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which we collectively refer to as HIPAA, and the transmission of PHI.

•	Privacy reporting. Our full board of directors, are kept informed in a timely and useful manner on all privacy and security matters.

Our competitive landscape

We compete in a dynamic patient intake market with direct and indirect competitors that maintain varying degrees of resources and capabilities. We believe many direct competitors are focused on the basic aspects of electronic patient intake and are only starting to expand into the multiple adjacencies beyond patient registration. Some of our existing and potential partners, particularly EHR providers, have developed their own patient intake solutions and have become direct competitors. However, most of these offerings are limited in scope. Furthermore, the Phreesia Platform is integrated with a majority of the leading EHR systems, and we have put in place partnerships designed for shared financial success. KLAS, an independent healthcare information technology research firm, evaluated Phreesia against many of these direct competitors and named Phreesia the Category Leader for Patient Intake Management for 2019, based on direct feedback from healthcare provider organizations across the country. We also have numerous indirect competitors that maintain point solutions, such as credit card processors, patient survey software and patient scheduling, that are functional substitutes to some of the applications we offer on the Phreesia Platform.

We believe companies in the patient intake market compete on the basis of several factors, including:

•	price;
•	breadth, depth, quality and reliability of product and service offerings;
•	ease of use;

•	ability to drive tangible return on investment;
•	client-focused implementation services and training programs;
•	healthcare domain expertise;
•	patient clinical content offerings;
•	client support and client services; and
•	ability to integrate with all of a client’s existing systems, including EHR and/or PM systems.

Life sciences marketing is highly competitive and rapidly evolving and consists of both traditional media platforms (e.g. television and print media) as well as more modern web-based and application-based platforms that provide direct-to-consumer marketing for the life sciences industries. Our targeted marketing solutions are unique and compete at the point of care as well as pre- and post-visit across an array of digital devices backed by our commitment to transparency and third-party auditing. We compete on the basis of several factors, including price, quality, transparency and the ability to demonstrate meaningful return on investment.

Client Case Studies

We believe the following case studies are representative of the results achieved by our other provider clients and potential benefits received from Our Platform.

Ascension

Ascension, the largest not-for-profit health system in the U.S., leverages Phreesia to enhance its patient experience, improve clinical care and increase collections across its ambulatory clinics. Our partnership with Ascension has grown from just one ministry focused on digitized intake forms, payments and insurance verification to 14 ministries using a variety of additional applications and features, including Patient Surveys, Mobile registration, discretely integrated patient-reported outcomes, and specialty-specific workflows. With Phreesia, Ascension is able to prompt patients to pay copays and balances before or during the visit, increasing time-of-service collections and reducing costs downstream. The health system also uses Phreesia to gather the right clinical data and social determinants of health to meet their system-wide improvement goals.

Key results:

•	5x increase in payment plans

•	179x increase in card-on-file payments

•	1.5x increase in Medicare Annual Wellness Visits

•	4.4x increase in behavioral health questionnaires administered

•	Of patients screened for social determinants of health, or SDOH, 50% had unmet social needs and 2.5% had an urgent social need

•	83% satisfaction rate with Phreesia across 2.6 million patients surveyed

•	81% average utilization rate

SpineNevada

SpineNevada, a multi-site spinal practice in the greater Reno area, leverages Phreesia’s automated intake platform to save staff time and meet statewide opioid regulatory standards. Using Phreesia, the group can now identify and screen patients at risk for opioid dependency. Screening results are automatically scored and saved in the patient’s record, saving staff time and streamlining regulatory compliance.

Key results:

•	Staff time savings per patient — 6.2 minutes

•	Number of patients screened each month for opioid risk — 450

•	Of those patients screened, 77% were low-risk, 15% were moderate-risk and 8% were high-risk

“When Nevada passed the Prescription Drug Abuse Prevention Act, everyone thought it was going to be a huge clinical burden. It turns out the burden falls heavily on the administrative team who need to ensure that the information is collected, and that we’re getting informed consents on file. Phreesia takes care of both. Patients are presented with the Opioid Risk Tool and automatically asked for consent, giving our team an opportunity to educate patients about (opioids’) associated risks before writing prescriptions. Now, our practice is protected, and our patients are better informed about their treatment.”—SpineNevada

Valley Surgical

Valley Surgical Clinics, a multi-site general surgery group in Phoenix, was looking for a way to simplify patient payments and increase time-of-service collections. Since implementing several of Phreesia’s Revenue Cycle applications, the group has been able to consistently collect patient payments, improve staff capacity and drive collections.

Key results:

•	99% copay collection rate

•	91% patient adoption of PhreesiaPad to pay outstanding balance

“Before Phreesia, our staff had to ask patients out loud in the waiting area to pay a copay or balance, which could be uncomfortable for everyone involved. With Phreesia, our patients can automatically view their balances and copays, make direct payments and set up payment plans. The entire process gives patients more autonomy in the payment process and relieves staff from having to initiate difficult conversations. Overall, it’s been a great experience—patients have more privacy, and staff have more time to focus on other tasks.”

HealthLinc

HealthLinc, a federally qualified health center that provides care for underserved patients in Northwest Indiana, used Phreesia to more effectively and automatically screen patients for depression using the PHQ-9 tool. Consistently collecting that data is a requirement to maintain HealthLinc’s federal funding.

Key results:

•	Number of patients screened for depression each month — 1,400+

•	Percentage of patients automatically identified and screened with the PHQ-9 — 100%

•	Percentage of patients identified as at risk for depression — 40%

“Now that Phreesia handles the delivery of the PHQ-9 automatically, providers have the information they need before they enter the exam room. This is a critical piece of the workflow, and providers are able to be proactive instead of reactive. Not only does Phreesia enhance our ability to track mental health concerns, but it also gives us the tools to identify and treat patients in a consistent and streamlined way.”—HealthLinc

Sales and marketing

We market and sell our products and services to healthcare provider organizations throughout the United States using a go-to-market and direct sales organization comprised of over 120 highly trained and technical team members that are segmented into several highly targeted and coordinated teams. Our demand generation team develops content and identifies prospects that our sales development team research and qualify to generate high-grade, actionable sales programs. We utilize both an inside and outside direct sales force to execute on the qualified sales programs, partnering with client services to ensure the prospect is educated on the breadth of Phreesia’s capabilities and demonstrable value proposition. Our direct sales force is organized according to the size and needs of potential clients, leveraging their deep experience to deliver a solution tailor-fit to the size and specialty of each practice. Through this targeted, coordinated approach, we maximize resource allocation and allow our direct sales team to concentrate on execution.

We also sell products and services to pharmaceutical brands and advertising agencies.

Subscriber services and support

Our operations and support organizations differentiate and enhance our clients’ and patients’ experience. Our teams have significant experience integrating with various EHR and PM systems, which can help take our provider clients from sale to go-live much quicker than other platforms. Our client-focused operations are structured to provide a seamless process.

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Client services. Our dedicated Client Services team is responsible for pre-sales engagement, new client onboarding and implementation, existing client implementation and on-site optimization. Our client services are organized by market specialization, ensuring that our teams provide deep expertise in the markets they support. In addition, our implementation teams have extensive knowledge of the PM and EHR systems that our provider clients use. Through our designed implementation approach and expertise, we are able to take provider clients live efficiently and quickly. Our client services teams are also able to demonstrate early return on investment in land-and-expand deals, enabling us to roll out to additional locations.

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Client success. Our success is driven by our ability to retain and expand relationships with existing and new clients. Our dedicated Client Success team is focused on the retention of our client base, coordinating directly with Sales and Client Services to meet this objective. Furthermore, we are continuously expanding our business by offering additional products to our clients and driving adoption and utilization.

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Client support. We provide technical support to our provider clients through our dedicated Client Support team to directly resolve any product and/or service issues. We serve as the single starting point for client issues and offer a collaborative support model in contrast to tiered support models. This model has proven to help large companies continue to scale, while leveraging the benefits of smaller operations.

We are committed to providing top-quality services and support, and we have been recognized for high performance in integration, implementation support and overall client satisfaction. In a 2019 industry survey report from the research firm KLAS, Phreesia earned the highest score for implementation and training of all of the evaluated patient intake management vendors, and, consequently, the highest adoption of its functionalities.

Commercial partnership agreements

athena

On January 10, 2014, we entered into a one-year partner agreement (the “Partner Agreement”) with athenahealth, Inc. (“athena”), a provider of electronic health record services, medical practice management services, patient communications services, care coordination services, data integration, insight and action services and medical applications. Pursuant to the Partner Agreement, we provide our patient self-check-in solutions to athena’s customers, and athena provides a license to use an electronic interface to permit data exchanges between athena’s platform and our Platform. In connection with the Partner Agreement, on April 11, 2014, we entered into revenue share addendums, pursuant to which we make quarterly revenue share payments to athena equal to a percentage of revenue received from certain athena clients. We also participate in various business activities for athena that may qualify us for changes in revenue share amounts. The Partner Agreement automatically renews for consecutive one-year terms beginning on January 10, 2015, unless earlier terminated. Either party may terminate the Partner Agreement for convenience upon 30 days’ prior written notice. The Partner Agreement is also subject to early termination upon an uncured material breach by the other party, or due to the other party’s bankruptcy, insolvency or dissolution.

Allscripts

On December 10, 2015, we entered into a five-year strategic alliance agreement (the “Strategic Alliance Agreement”) with Allscripts Healthcare, LLC (“Allscripts”), a provider of electronic health record software solutions, clinical and revenue cycle software and information solutions for provider groups. Pursuant to the Strategic Alliance Agreement, we facilitate integration of our Platform offerings with Allscripts’ systems, and Allscripts markets and sublicenses those integrated offerings, including our payment processing services, eligibility and benefits services and patient intake management offerings, to prospective and existing Allscripts’ customers. Under the terms of the Strategic Alliance Agreement, we pay Allscripts a percentage of revenues generated through our payment processing offerings, as well as set fees on sales of our patient intake management offerings to Allscripts customers, and Allscripts pays us subscription fees for our Platform offerings and related professional services fees. The Strategic Alliance Agreement automatically renews for successive one-year terms beginning on December 10, 2020, unless earlier terminated. Allscripts may terminate the Strategic Alliance Agreement for convenience upon one year’s prior written notice to us, or immediately upon written notice if we are determined ineligible to participate in federal healthcare programs or upon certain change of control transactions. Additionally, either party may terminate the Strategic Alliance Agreement upon an uncured material breach by the other party or upon the other party’s insolvency.

Healthcare laws and regulations

Our business is subject to extensive, complex and rapidly changing federal and state laws and regulations. Various federal and state agencies have discretion to issue regulations and interpret and enforce healthcare laws. While we believe we comply in all material respects with applicable healthcare laws and regulations, these regulations can vary significantly from jurisdiction to jurisdiction, and interpretation and enforcement of existing laws and regulations may change periodically. Moreover, in many jurisdictions in which we operate, neither our current nor our anticipated business model has been the subject of judicial or administrative interpretation. We cannot be assured that a review of our business by courts or regulatory authorities will not result in determinations that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations. Federal and state legislatures also may enact various legislative proposals that could materially impact certain aspects of our business. In addition, our consumer transactions business is subject to certain financial services laws, regulations and rules, such as the Payment Card Industry Data Security Standards.

U.S. state and federal health information privacy and security laws

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personally identifiable information, including health information. In particular, HIPAA establish privacy and security standards that limit the use and disclosure of protected health information, referred to as PHI, and require the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form. Our Provider customers are regulated as covered entities under HIPAA. As a service provider who creates, receives, maintains or transmits PHI on behalf of our covered entity customers, Phreesia is a “business associate” as defined under HIPAA. Since the effective date of the HIPAA Omnibus Final Rule on September 23, 2013, certain HIPAA requirements are also directly applicable to business associates.

Violations of HIPAA may result in civil and criminal penalties and a single breach incident can result in violations of multiple standards. We must also comply with HIPAA’s breach notification rule. Under the breach notification rule, business associates must notify covered entities of a breach, and those covered entities must notify affected individuals without unreasonable delay in the case of a breach of unsecured PHI, which may compromise the privacy, security or integrity of the PHI. In addition, notification must be provided to the U.S. Department of Health and Human Services, or HHS, and the local media in cases where a breach affects more than 500 individuals. Breaches affecting fewer than 500 individuals must be reported to HHS on an annual basis. In the event of a breach, our covered entity customers may require we provide assistance in the breach notification process and may seek indemnification and other contractual remedies.

State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for a HIPAA violation, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. In addition, HIPAA mandates that HHS conduct periodic compliance audits of HIPAA covered entities and their business associates for compliance. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator. In light of the HIPAA Omnibus Final Rule, recent enforcement activity, and statements from HHS, we expect increased federal and state HIPAA privacy and security enforcement efforts.

Many states in which we operate and in which our patients reside also have laws that protect the privacy and security of sensitive and personal information, including health information. These laws may be similar to or even more protective than HIPAA and other federal privacy laws. For example, the laws of the State of California, in which we operate, are more restrictive than HIPAA. California recently passed the California Consumer Privacy Act or CCPA, which will go into effect January 1, 2020. While any information we maintain in our role as a business associate may be exempt from the CCPA, other records and information we maintain on our customers may be subject to the CCPA. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but also some, unlike HIPAA, may afford private rights of action to individuals who believe their personal information has been misused. In addition, state laws are changing rapidly, and there is discussion of a new federal privacy law or federal breach notification law, to which we may be subject.

In addition to HIPAA, state health information privacy and state health information privacy laws, we may be subject to other state and federal privacy laws, including laws that prohibit unfair privacy and security practices and deceptive statements about privacy and security and laws that place specific requirements on certain types of activities, such as data security and texting.

In recent years, there have been a number of well publicized data breaches involving the improper use and disclosure of personally identifiable information and PHI. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials. In addition, under HIPAA and pursuant to the related contracts that we enter into with our business associates, we must report breaches of unsecured PHI to our contractual partners following discovery of the breach. Notification must also be made in certain circumstances to affected individuals, federal authorities and others.

Telephone Consumer Protection Act (TCPA)

The Telephone Consumer Protection Act, or TCPA, is a federal statute that protects consumers from unwanted telephone calls and faxes. Since its inception, the TCPA’s purview has extended to text messages sent to consumers. Our services that leverage text messaging are subject to the TCPA and its regulations and agency guidance.

U.S. corporate practice of medicine; fee splitting

Approximately 30 states have enacted laws prohibiting business corporations, such as Phreesia, from practicing medicine and employing or engaging physicians to practice medicine, generally referred to as the prohibition against the corporate practice of medicine. These laws, which vary among the states that have enacted them, are designed to prevent interference in the medical decision-making process by anyone who is not a licensed physician. We frequently enter into services contracts with healthcare provider organizations pursuant to which we provide them with revenue cycle management, insurance enrollment verification, patient intake, scheduling, appointment reminders, and a range of other services. These contractual relationships are subject to various state laws, including those of New York, Texas and California, that prohibit fee splitting or the practice of medicine by lay entities or persons and are intended to prevent unlicensed persons from interfering with or influencing the physician’s professional judgment. In addition, various state laws also generally prohibit the sharing of professional services income with nonprofessional or business interests. Activities other than those directly related to the delivery of healthcare may be considered an element of the practice of medicine in many states. Under the corporate practice of medicine restrictions of certain states, decisions and activities such as scheduling, contracting, setting rates, the provision of medical equipment, and the hiring and management of clinical personnel may implicate the restrictions on the corporate practice of medicine.

Some of these requirements may apply to us even if we do not have a physical presence in the state, based solely on our agreements with providers licensed in the state. However, regulatory authorities or other parties, including our providers, may assert that we are engaged in the corporate practice of medicine or that our contractual arrangements with our provider clients constitute unlawful fee splitting. In this event, failure to comply could lead to adverse judicial or administrative action against us and/or our provider clients, civil or criminal penalties, receipt of cease and desist orders from state regulators, loss of provider licenses, the need to make changes to the terms of engagement of our provider clients that interfere with our business and other materially adverse consequences.

U.S. federal and state fraud and abuse laws

Federal Stark Law

We may be subject to the federal self-referral prohibitions, commonly known as the Stark Law. Where applicable, this law prohibits a physician from referring Medicare patients to an entity providing “designated health services” if the physician or a member of such physician’s immediate family has a “financial relationship” with the entity, unless an exception applies. The penalties for violating the Stark Law include the denial of payment for services ordered in violation of the statute, mandatory refunds of any sums paid for such services, civil penalties for each violation and twice the dollar value of each such service and possible exclusion from future participation in the federally funded healthcare programs. A person who engages in a scheme to circumvent the Stark Law’s prohibitions may be fined for each applicable arrangement or scheme. The Stark Law is a strict liability statute, which means proof of specific intent to violate the law is not required. In addition, the government and some courts have taken the position that claims presented in violation of the various statutes, including the Stark Law, can be considered a violation of the federal False Claims Act (described below) based on the contention that a provider impliedly certifies compliance with all applicable laws, regulations and other rules when submitting claims for reimbursement. A determination of liability under the Stark Law could have a material adverse effect on our business, financial condition and results of operations.

Federal Anti-Kickback Statute

We are also subject to the federal Anti-Kickback Statute. The Anti-Kickback Statute is broadly worded and prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (i) the referral of a person covered by Medicare, Medicaid or other governmental programs, (ii) the furnishing or arranging for the furnishing of items or services reimbursable under Medicare, Medicaid or other governmental programs or (iii) the purchasing, leasing, ordering, arranging, or recommending the purchasing, leasing or ordering of any item or service reimbursable under Medicare, Medicaid or other governmental programs. Certain federal courts have held that the Anti-Kickback Statute can be violated if “one purpose” of a payment is to induce referrals. In addition, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation, making it easier for the government to prove that a defendant had the requisite state of mind or “scienter” required for a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, as discussed below. Violations of the Anti-Kickback Statute can result in exclusion from Medicare, Medicaid or other governmental programs as well as civil and criminal penalties, including fines and penalties up to three times the amount of the unlawful remuneration. Imposition of any of these penalties could have a material adverse effect on our business, financial condition and results of operations. In addition to a few statutory exceptions, the U.S. Department of Health and Human Services Office of Inspector General, or OIG, has published safe-harbor regulations that outline categories of activities that are deemed protected from prosecution under the Anti-Kickback Statute provided all applicable criteria are met. The failure of a financial relationship to meet all of the applicable safe harbor criteria does not necessarily mean that the particular arrangement violates the Anti-Kickback Statute. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG.

False Claims Act

Both federal and state government agencies have continued civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies and their executives and managers. Although there are a number of civil and criminal statutes that can be applied to healthcare providers and their service providers, a significant number of these investigations involve the federal False Claims Act. These investigations can be initiated not only by the government but also by a private party asserting direct knowledge of fraud. These “qui tam” whistleblower lawsuits may be initiated against any person or entity alleging such person or entity has knowingly or recklessly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or has made a false statement or used a false record to get a claim approved. In addition, the improper retention of an overpayment for 60 days or more is also a basis for a False Claim Act action, even if the claim was originally submitted appropriately. Penalties for False Claims Act violations include fines for each false claim, plus up to three times the amount of damages sustained by the federal government. A False Claims Act violation may provide the basis for exclusion from the federally funded healthcare programs. In addition, some states have adopted similar fraud, whistleblower and false claims provisions.

State fraud and abuse laws

Several states in which we operate have also adopted similar fraud and abuse laws as described above. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any third party payor, including commercial insurers, not just those reimbursed by a federally funded healthcare program. A determination of liability under such state fraud and abuse laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Other healthcare laws

HIPAA established several separate criminal penalties for making false or fraudulent claims to insurance companies and other non-governmental payors of healthcare services. Under HIPAA, these two additional federal crimes are: “Healthcare Fraud” and “False Statements Relating to Healthcare Matters.” The Healthcare Fraud statute prohibits knowingly and recklessly executing a scheme or artifice to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The False Statements Relating to Healthcare Matters statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact by any trick, scheme or device or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment. This statute could be used by the government to assert criminal liability if a healthcare provider knowingly fails to refund an overpayment. These provisions are intended to punish some of the same conduct in the submission of claims to private payors as the federal False Claims Act covers in connection with governmental health programs.

In addition, the Civil Monetary Penalties Law imposes civil administrative sanctions for, among other violations, inappropriate billing of services to federally funded healthcare programs and employing or contracting with individuals or entities who are excluded from participation in federally funded healthcare programs. Moreover, a person who offers or transfers to a Medicare or Medicaid beneficiary any remuneration, including waivers of co- payments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable for civil monetary penalties of up to $10,000 for each wrongful act. Moreover, in certain cases, providers who routinely waive copayments and deductibles for Medicare and Medicaid beneficiaries can also be held liable under the Anti-Kickback Statute and civil False Claims Act, which can impose additional penalties associated with the wrongful act. One of the statutory exceptions to the prohibition is non routine, unadvertised waivers of copayments or deductible amounts based on individualized determinations of financial need or exhaustion of reasonable collection efforts. The OIG emphasizes, however, that this exception should only be used occasionally to address special financial needs of a particular patient. Although this prohibition applies only to federal healthcare program beneficiaries, the routine waivers of copayments and deductibles offered to patients covered by commercial payers may implicate applicable state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, tortious interference with patient contracts and statutory or common law fraud.

Intellectual property

Our continued growth and success depends, in part, on our ability to protect our intellectual property and proprietary technology, including our SaaS software platform. We primarily protect our intellectual property through a combination of trademarks, trade secrets and other contractual rights, including confidentiality, non-disclosure and assignment-of-invention agreements with our employees, independent contractors, consultants and companies with which we conduct business.

However, these intellectual property rights and procedures may not prevent others from creating a competitive SaaS platform or otherwise competing with us. We may be unable to obtain, maintain and enforce the intellectual property rights on which our business depends, and assertions by third parties that we violate their intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Employees

As of April 30, 2019, we had 436 full-time employees, including 165 in services and support, 118 in sales and marketing, 94 in research and development and 59 in general and administrative. As of April 30, 2019, we had 276 full-time employees in the United States and 160 full-time employees internationally. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good and we have not experienced any work stoppages.

Facilities

We lease a facility containing 18,000 square feet of office space, which is located at 432 Park Avenue South, New York, NY 10016. The lease expires in 2021. We also lease 19,074 square feet of office space at 1 Hines Road, Suite 110, Kanata Ontario K2K 3C7 and 13,449 square feet of office space at 434 Fayetteville Street, Raleigh, NC 27601. These leases expire in 2021 and 2022, respectively.

Legal proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Management

Our executive officers, key employees and directors and their respective ages and positions as of the date of this prospectus are as follows:

Name	Age	Position

Executive Officers

Chaim Indig	41	Chief Executive Officer, Director

Thomas Altier	69	Chief Financial Officer

Evan Roberts	40	Chief Operating Officer

Charles Kallenbach	55	General Counsel, Secretary

Daniel Nathan	43	Chief Technology Officer

David Linetsky	39	Senior Vice President, Life Sciences

Michael J. Davidoff	46	Senior Vice President, Marketing and Business Development

Amy Beth VanDuyn	46	Senior Vice President, Human Resources

Non-Employee Directors

Michael Weintraub(2)(3)	60	Chairman, Director

Alan Spoon, J.D.(4)	68	Director

Edward L. Cahill(2)	66	Director

Scott Perricelli(1)(2)	47	Director

Victor Kats(4)	48	Director

Mark Smith, M.D.(1)(3)	68	Director

Gillian Munson(1)	49	Director

Cheryl Pegus, M.D., M.P.H.(3)	55	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee
(4)	Alan Spoon, J.D. and Victor Kats will resign from our board of directors effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Executive officers

Chaim Indig has served as our Chief Executive Officer and as a member of our board of directors since inception in January 2005. Prior to co-founding Phreesia, Mr. Indig led the successful introduction of the analytics software company, Spotfire, Inc., into the pharmaceutical marketing space. Mr. Indig was a finalist for Ernst & Young’s “Entrepreneur of the Year” Award in 2011 and was featured in the Stanford Social Innovation Review as a healthcare innovator. We believe that Mr. Indig’s extensive knowledge and experience in all aspects of our business and his extensive experience in the healthcare technology industry make him qualified to serve on our board of directors.

Thomas Altier has served as our Chief Financial Officer since December 2012. Prior to joining our company, Mr. Altier served as Chief Financial Officer at Perceptive Pixel, Inc., which was acquired by Microsoft Corporation in 2012. Prior to joining Perceptive Pixel, Inc., Mr. Altier served as Chief Financial Officer of Cybershift, Inc., a private software management company, from 2000 to 2011. Mr. Altier received his B.A. degree in History from Columbia University in New York, New York and an M.B.A. in Accounting from Columbia Business School in New York, New York. Mr. Altier is also a C.P.A.

Evan Roberts has served as our Chief Operating Officer since January 2019. Mr. Roberts previously served as Vice President of Customer Solutions from January 2012 until January 2019, and as our Chief Technology Officer from inception in January 2005 until January 2012. Prior to co-founding Phreesia, Mr. Roberts was a senior sales engineer at Spotfire, Inc., where he successfully led the introduction of the analytics software company into the pharmaceutical marketing space. Mr. Roberts received his B.S. degree in Computer Engineering from Tufts University in Boston, Massachusetts.

Charles Kallenbach, J.D. has served as our General Counsel and Secretary since October 2016. Prior to joining our company, Mr. Kallenbach served as General Counsel and Chief Legal Officer at Heartland Payment Systems, Inc., which was acquired by Global Payments, Inc., from January 2007 until April 2016. Mr. Kallenbach began his legal career at Jones Day and Swidler Berlin Shereff Friedman LLP. Mr. Kallenbach received his J.D. from New York University School of Law in New York, New York and his B.A. degree in History from the University of Pennsylvania in Philadelphia, Pennsylvania.

Daniel Nathan has served as our Chief Technology Officer since February 2019. Mr. Nathan previously served as our Vice President of Engineering from July 2012 until February 2019, Director of Engineering from May 2009 until June 2012, and Principal Architect from April 2007 until April 2009. Mr. Nathan received his B.A. and B.S. degree in Computer Science and Ceramic Engineering, respectively, from Alfred University in Alfred, New York.

David Linetsky has served as our Senior Vice President, Life Sciences since March 2019. He previously served as our Vice President, Analytics and Insights from July 2018 to March 2019, our Vice President, Finance and Analytics from January 2015 to July 2018, our Director of Analytics from January 2013 to December 2014 and our Senior Mathematician from 2008 to 2012. Prior to 2008, Mr. Linetsky served as an intern and consultant to Phreesia from 2005 to 2008. Mr. Linetsky received his B.S. degree in Mathematics from the University of Alberta in Edmonton, Alberta, Canada and his M.Phil. degree in Mathematics and Logic from the Graduate Center of the City University of New York in New York, New York, where he was also a Ph.D. candidate in Mathematics and Logic.

Michael J. Davidoff has served as our Senior Vice President of Marketing and Business Development since January 2019. Mr. Davidoff previously served as our Vice President of Marketing and Business Development from March 2015 until December 2018, Vice President of Corporate Business Development from January 2014 until February 2015, Vice President of Financial Products from June 2010 until December 2013, and Director of Product Marketing from February 2008 until May 2010. Prior to Phreesia, Mr. Davidoff held product management and research positions at the March of Dimes and Merck & Co. Mr. Davidoff received his B.S. degree in Biophysics from Boston College in Boston, Massachusetts and M.P.H. degree in Policy and Administration from the University of Minnesota in Minneapolis, Minnesota.

Amy Beth VanDuyn has served as our Senior Vice President of Human Resources since March 2019. She previously served as our Vice President of Human Resources from April 2010 until March, 2019. Prior to Phreesia, Ms. VanDuyn worked in human resource leadership roles across many industries including software-as-a-service, hospitality, and public relations. Ms. VanDuyn received her B.A. degree in Hospitality Business from Michigan State University in East Lansing, Michigan.

Non-employee directors

Michael Weintraub has served as Founding Chairman and as a member of our board of directors since January 2005. Mr. Weintraub serves as Co-Founder and Managing Partner of Ardan Equity Partners, LLC, a healthcare enterprise software private equity firm, since April 2019. Previously, Mr. Weintraub served as Managing Partner of Optum Venture Management LLC, a company focused on digital health innovation, from 2017 to 2018. Mr. Weintraub was Co-Founder and Chief Executive Officer of Humedica, Inc., a population health management and big data company, from 2008 until 2013. After Humedica, Inc. was acquired by UnitedHealth Group, or UHG, in 2013, Mr. Weintraub served as President and Chief Executive Officer of Optum Analytics, UHG, from 2013 until 2017. Prior to launching Humedica, Inc., Mr. Weintraub served as Senior Managing Director at Leerink Partners LLC, a healthcare investment bank. Mr. Weintraub also served as Chief Executive Officer of PharMetrics, Inc. from 2001 until 2005, a healthcare informatics company, which was acquired by IMS Health, Inc., now IQVIA Holdings Inc., in 2005. Mr. Weintraub currently serves as chairman of the board of directors of BroadReach Healthcare, LLC, a global healthcare company, as a member of the board of directors of Oncology Analytics, Newfire, LLC, and The College Diabetes Network, and as an advisory board member of the Innovation and Digital Health Accelerator at Boston Children’s Hospital. Mr. Weintraub also focuses on healthcare innovation as an Entrepreneur in Residence at Harvard Business School. Mr. Weintraub received his Bachelor’s Degree in Economics from Brandeis University in Boston, Massachusetts and an M.B.A. from Harvard Business School in Boston, Massachusetts. We believe that Mr. Weintraub’s experience as an executive in the healthcare industry, as a director for a number of healthcare and data analytics companies, and his knowledge of the healthcare technology industry make him qualified to serve on our board of directors.

Alan Spoon, J.D. has served as a member of our board of directors since October 2007. Mr. Spoon serves as chairman of the board of directors of Fortive Corporation, a position he has held since July 2016. Mr. Spoon served as a Partner of Polaris Partners, a company that invests in private technology and life sciences firms, from 2000 to 2018, including Partner Emeritus from 2015 to 2018 and Managing General Partner from 2000 to 2010. In addition to his prior leadership role at Polaris Partners, Mr. Spoon previously served as President, Chief Operating Officer and Chief Financial Officer of one of the country’s largest publicaly-traded education and media companies. Mr. Spoon also sits on the boards of other companies, including Fortive Corporation, Danaher Corporation, IAC/InterActiveCorp, Match Group, Inc. and Cable One, Inc. Mr. Spoon earned his B.S. at the Massachusetts Institute of Technology, or M.I.T., in Cambridge, Massachusetts, an M.S. at M.I.T.’s Sloan School of Management, and a J.D., with honors, from Harvard Law School in Cambridge, Massachusetts. We believe that Mr. Spoon’s public company leadership experience gives him insight into business strategy, leadership and executive compensation and his public company and private equity experience give him insight into technology trends, acquisition strategy and financing, each of which make him qualified to serve on our board of directors. Mr. Spoon resigned from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Edward Cahill has served as a member of our board of directors since October 2007. Mr. Cahill serves as Managing Partner at HLM Venture Partners, which invests in emerging healthcare, business services, and technology companies, a position he has held since May 2000. From June 1995 until May 2000, Mr. Cahill was a Founding Partner of Cahill, Warnock & Company (now Camden Partners Holding, LLC), a Baltimore private equity firm. Prior to that, Mr. Cahill was a Managing Director of Alex. Brown & Sons, Inc., where he headed the firm’s Healthcare Group from 1986 through 1995. Mr. Cahill serves as a member of the board of directors of Tandem Diabetes Care, Inc., Carevive Systems, Inc., Binary Fountain Inc. and Persivia Inc., and serves as a trustee of Johns Hopkins Medicine, Johns Hopkins Health System, and Mercy Health Services. Mr. Cahill previously served as a member of the board of directors of many public and privately held companies including but not limited to Covetrus, Inc., Masimo Corp., Centene Corp., and TyRx Pharma Inc. Mr. Cahill holds a B.A. from Williams College in Williamstown, Massachusetts, and a Master of Public and Private Management degree from Yale University in New Haven, Connecticut. We believe that Mr. Cahill’s experience in serving on the board of directors of numerous public and private companies and his investment experience with healthcare companies make him qualified to serve on our board of directors.

Scott Perricelli has served as a member of our board of directors since October 2014. Mr. Perricelli has over 20 years of investment banking and private equity experience. He currently serves as Partner of LLR Partners Inc., a position he has held since 2008. He has been employed by LLR Partners Inc. since 2001. Prior to joining LLR Partners Inc., Mr. Perricelli was a Principal at Draper Triangle Ventures LP from 2000 to 2001, an associate at Advanta Partners, L.P. from 1997 to 1999 and worked at William Blair & Company, L.L.C. and J.P. Morgan Chase & Co. from 1994 to 1997. Mr. Perricelli currently serves as member of the board of directors of Benefitexpress LLC, Eye Health America, Kemberton Healthcare Services LLC, Physicians Immediate Care LLC and Schweiger Dermatology Group, PLLC. Mr. Perricelli also serves on the Children’s Hospital of Philadelphia Foundation Board of Overseers and the Bucknell University Board of Trustees. Mr. Perricelli received his B.S. Degree in Accounting from Bucknell University in Lewisburg, Pennsylvania and an M.B.A. in Finance and Entrepreneurship from the Kellogg School of Management at Northwestern University in Evanston, Illinois. We believe that Mr. Perricelli’s experience advising and investing in numerous growth businesses make him qualified to serve on our board of directors.

Victor Kats has served as a member of our board of directors since April 2010. Mr. Kats currently serves as a Managing Director at Ascension Ventures II, LLC, a position he has held since June 2009. He was previously Vice President of Corporate Development at Allscripts Healthcare Solutions, Inc., from 2008 to 2009, and served as Vice President of Business Development at Misys Healthcare Systems, LLC from 2003 to 2008. Mr. Kats serves as member of the board of directors of Cedar Gate Technologies, LLC, Visitpay Inc., Vivify Health, Inc., Quantros, Inc., and is board observer at Ingenious Med, Inc. Mr. Kats received his B.S.B.A degree from the University of North Carolina at Chapel Hill and his M.B.A. in Finance from the Wharton School of Business at the University of Pennsylvania in Philadelphia, Pennsylvania. We believe that Mr. Kats’ experience as a senior executive in the healthcare industry, along with his experience as a director on numerous companies in the healthcare industry, make him qualified to serve on our board of directors. Mr. Kats resigned from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Mark Smith, M.D. has served as a member of our board of directors since October 2018. Dr. Smith currently serves as co-chair of the Guiding Committee of the Health Care Payment Learning and Action Network, a position he has held since 2015. Dr. Smith is also a Professor of Clinical Medicine at the University of California at San Francisco and Visiting Professor at the School of Public Health at the University of Berkeley. Previously, Dr. Smith was the founding President and former Chief Executive Officer of the California Healthcare Foundation, Inc., a philanthropic organization focused on improving the health of individuals, from 1996 to 2013. Dr. Smith serves as a member of the board of directors of Teladoc Health, Inc., Commonwealth Fund, Institute for Healthcare Improvement, Cardinal Analytx, Inc., and Concerto Healthcare, Inc. Dr. Smith earned his B.A. degree in Afro-American Studies from Harvard College in Cambridge, Massachusetts, his M.D. from University of North Carolina in Chapel Hill, North Carolina, and his M.B.A. in Healthcare Administration from the University of Pennsylvania in Philadelphia, Pennsylvania. We believe that Dr. Smith’s experience as a physician and his background in the healthcare industry make him qualified to serve on our board of directors.

Cheryl Pegus, M.D., M.P.H. has served as a member of our board of directors since May 2019. Dr. Pegus currently serves as Chief Medical Officer and Senior Vice President of Health Care Services for Cambia Health Solutions, Inc., a position she has held since 2018. Previously, Dr. Pegus was President of Caluent LLC, a health care data analytics company, from 2013 to 2018 and a Clinical Professor of Medicine and Population Health at NYU Langone Medical Center from 2014 to 2017. Prior to that, Dr. Pegus served as the first Chief Medical Officer of Walgreen Co.’s health care services, product launches and data analytics unit, from 2010 to 2013. Dr. Pegus currently serves as Chair of the Board of the Association of Black Cardiologists and as a board member of Tactile Systems Technology, Inc. and US Acute Care Solutions, LLC. Dr. Pegus earned her B.A. degree from Brandeis University in Waltham, Massachusetts, her M.D. from Weill Cornell Medical College in New York, New York and her Master’s in public health from Columbia University Mailman School of Public Health in New York, New York. We believe Dr. Pegus’ experience as a physician and her background in the healthcare industry make her qualified to serve on our board of directors.

Gillian Munson has served as a member of our board of directors since May 2019. Ms. Munson currently serves as a Partner at Union Square Ventures and is responsible for firm operations as well as investments. Previously, she served as Chief Financial Officer, Treasurer and Secretary of XO Group Inc., the parent company of The Knot Inc., from 2013 until 2019. Prior to that, Ms. Munson served as Managing Director at Allen & Company LLC, where she lead principal investing and outreach activities with early stage technology companies. Ms. Munson also held previous roles of Vice President, Business Development at Symbol Technologies, LLC, Executive Director and Senior Equity Analyst at Morgan Stanley and Equity Research Associate at Hambrecht & Quist. She currently serves on the board of directors of Sweet Briar College and The St. Regis Foundation, and previously served on the board of directors of Monster Worldwide, Inc. Ms. Munson earned her B.A. in Political Science and Economics from The Colorado College in Colorado Springs, Colorado. We believe that Ms. Munson’s public company leadership position as an officer and as a board member, as well as her investment and equity research experience in the technology industry, make her qualified to serve on our board of directors.

Composition of our board of directors

Our board of directors currently consists of nine members, each of whom is a member pursuant to the board composition provisions of the pre-offering certificate of incorporation and agreements with our stockholders. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is the identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation that will become effective upon the closing of this offering and our amended and restated bylaws, which became effective upon the effectiveness of the registration statement of which this prospectus is a part provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director independence

Our board of directors has determined that all members of the board of directors, except Chaim Indig, are independent directors, including for purposes of the rules of the NYSE and the Securities and Exchange Commission, or SEC. In making such independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of the NYSE and the rules and regulations of the SEC. There are no material family relationships among any of our directors or executive officers. Chaim Indig is not an independent director under these rules because he is an executive officer of our company.

Staggered board

In accordance with the terms of our amended and restated certificate of incorporation that will become effective upon the closing of this offering and our amended and restated bylaws that became effective upon the effectiveness of the registration statement of which this prospectus is a part, our board of directors will be divided into three staggered classes of directors and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2020 for Class I directors, 2021 for Class II directors and 2022 for Class III directors.

•	Our Class I directors will be Chaim Indig, Edward Cahill and Michael Weintruab;
•	Our Class II directors will be Scott Perricelli and Cheryl Pegus, M.D., M.P.H.; and
•	Our Class III directors will be Mark Smith, M.D. and Gillian Munson.

Our amended and restated certificate of incorporation that will become effective upon the closing of this offering and our amended and restated bylaws that became effective upon the effectiveness of the registration statement of which this prospectus is a part provide that the number of directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board leadership structure and board’s role in risk oversight

Michael Weintraub is our current chairman of the board of directors and we plan to keep this role separated from the role of Chief Executive Officer following the completion of this offering. We believe that separating these positions allows our Chief Executive Officer to focus on setting the overall strategic direction of the company, expanding the organization to deliver on our strategy and overseeing our day-to-day business, while allowing a chairman of the board to lead the board of directors in its fundamental role of providing strategic advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. While our amended and restated bylaws and corporate governance guidelines do not require that our chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, industry trends, platform development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in the section entitled “Risk factors” appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of our board of directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The audit, compensation and nominating and corporate governance will each operate pursuant to a charter adopted by our board of directors that became effective upon the effectiveness of the registration statement of which this prospectus is a part. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees complied with all applicable requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, the NYSE and SEC rules and regulations, if and as applicable. Our board of directors may from time to time establish other committees.

Upon our listing on the NYSE, each committee’s charter became available upon our website at www.Phreesia.com. The reference to our website address does not constitute incorporate by reference of the information contained or available through our website, and you should not consider it to be a part of this prospectus.

Audit committee

Gillian Munson, Scott Perricelli and Mark Smith, M.D. serve on the audit committee, which is chaired by Gillian Munson. Our board of directors has determined that each of Gillian Munson, Scott Perricelli and Mark Smith, M.D. are “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable NYSE rules, and each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Gillian Munson as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt, retention and treatment of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases of information to be disclosed and the types of presentation to be made.

Compensation committee

Michael Weintraub, Edward Cahill and Scott Perricelli serve on the compensation committee, which is chaired by Michael Weintraub. Our board of directors has determined that each member of the compensation committee is “independent” as defined in the applicable NYSE rules. The compensation committee’s responsibilities include:

•	annually reviewing and approving the corporate goals and objectives relevant to the compensation of our chief executive officer;

•

evaluating the performance of our chief executive officer in light of such corporate goals and objectives and based on such evaluation: (i) determining cash compensation of our chief executive officer; and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

•	reviewing and determining the cash compensation of (i) our other executive officers and (ii) grants and awards to our other executive officers under equity-based plans;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans, including reviewing and approving grants and awards to our employees and service providers under equity-based plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NYSE rules;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and recommending to the board of directors the compensation of our directors;

•	preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement; and

•	reviewing and approving the retention, termination or compensation of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Nominating and corporate governance committee

Mark Smith, M.D., Cheryl Pegus, M.D., M.P.H. and Michael Weintraub serve on the nominating and corporate governance committee, which is chaired by Mark Smith, M.D. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable NYSE rules. The nominating and corporate governance committee’s responsibilities include:

•	recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•

developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines and periodically reviewing and reassessing the adequacy of the code of conduct and business ethics and the corporate governance guidelines; and

•	overseeing the evaluation of our board of directors and management.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate governance

We have adopted a written code of business conduct and ethics, which became effective upon the effectiveness of the registration statement of which this prospectus is a part, that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the completion of this offering, a current copy of the code will be posted on our website, which is located at www.phreesia.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Executive compensation

Overview

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently-planned programs as summarized in this discussion.

As an “emerging growth company,” we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section provides an overview of the compensation awarded to, earned by, or paid to the individuals who served as our principal executive officer and our next three most highly compensated executive officers at the end of fiscal 2019.

Our named executive officers are:

•	Chaim Indig, our Chief Executive Officer;
•	Thomas Altier, our Chief Financial Officer;
•	Evan Roberts, our Chief Operating Officer; and
•	Charles Kallenbach, our General Counsel.

Historically, our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of our named executive officers has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of stock options. Our named executive officers who are full-time employees, like all other full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

Summary compensation table

The following table presents information regarding the total compensation earned by our named executive officers for services rendered to us in all capacities for fiscal 2019.

Name and principal position	Fiscal year	Salary($)	Non-equity incentive plan compensation($)(1)	Total($)
Chaim Indig	2019	300,000	210,249	510,249
Chief Executive Officer and Director

Thomas Altier	2019	275,000	105,124	380,124
Chief Financial Officer

Evan Roberts	2019	275,000	105,124	380,124
Chief Operating Officer

Charles Kallenbach	2019	275,000	146,006	421,006
General Counsel

(1)	The amounts reported reflect the bonuses earned under our Variable Compensation Plan based upon achievement of certain company performance metrics.

Narrative disclosure to summary compensation table

Base salary.     Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been approved by our board of directors after taking into account each individual’s role, responsibilities, skills, and experience.

Cash bonuses and commissions.     Our executive officers, including our named executive officers, are eligible for bonuses pursuant to our Variable Compensation Plan, which provides for a bi-annual bonus payout based upon achievement of company performance targets, including total revenue and operating cash flow, as well as other financial performance targets, as determined by our compensation committee. 30% of the bonus is based on results for the first half of our fiscal year and the remaining 70% is based on results for the full fiscal year. For the fiscal 2019 bonuses paid pursuant to the Variable Compensation Plan, the compensation committee determined that the company exceeded its targets and awarded bonuses to the named executive officers as well as all participating employees at percentages reflecting company achievement levels for such target. The performance targets were exceeded, and variable bonus compensation was therefore paid out at 117% of each applicable target bonus with respect to fiscal 2019.

Long-term equity incentives.     Our equity grant program is intended to align the interests of our named executive officers with those of our stockholders and to motivate them to make important contributions to our performance. In order to further incentivize our senior executives, including our named executive officers, on January 18, 2018, our board of directors approved amending the terms of each senior executive’s existing option awards such that upon the occurrence of a “sale event” (as defined in the 2018 Plan), subject to the executive’s continued service to us through such sale event, 50% of the unvested portion of the option shall vest and become exercisable. In the event such option remains outstanding after the sale event and the executive is terminated without “cause” or resigns for “good reason” within the 12-month period of such sale event, the remainder of the option shall accelerate and vest. During fiscal 2019, we did not make any equity grants to our named executive officers. In March 2019, our board of directors approved stock option and restricted stock unit grants to many of our employees, including Messrs. Indig, Altier, and Roberts. The shares subject to the options for Messrs. Indig, Altier, and Roberts vest in 4 equal annual installments commencing January 17, 2020, in each case subject to the named executive officer’s continued service with us through each such vesting date. The restricted stock units vest upon the satisfaction of both a time condition and performance condition. The time condition is satisfied over a four year period, in each case subject to the named executive officer’s continued service to us through each such vesting date: 10% of the restricted stock units vest on January 17, 2020; an additional 20% of the restricted stock units vest on January 17, 2021; an additional 30% of the restricted stock units vest on January 17, 2022; and the remaining 40% of the restricted stock units vest on January 17, 2023. The vesting of the performance condition will be achieved upon the first to occur of (i) a change in control of the company or (ii) the initial public offering of our securities.

Employment arrangements with our named executive officers

Below are descriptions of our current employment agreements with our named executive officers.

Amended and restated employment agreements for named executive officers

In connection with this offering, we entered into amended and restated employment agreements with our named executive officers that became effective upon the closing of this offering. Each amended and restated employment agreement provides for at will employment and sets forth each executive’s base salary, annual target bonus amount, and eligibility to participate in our employee benefits plans. Each named executive officer remains subject to our standard employment, confidential information and invention assignment agreement.

Each agreement also provides that, in the event the executive’s employment is terminated by us without “cause” (as defined in the agreement) outside of a “change in control” (as defined in the agreement), then subject to the execution and effectiveness of a separation agreement and a general release of claims in our favor, the executive is entitled to receive (i) continuation of the executive’s base salary for six months (twelve months for Messrs. Indig and Roberts), and (ii) subject to the executive’s copayment of premium amounts at the applicable active employee’s rate and the executive’s proper election to receive benefits under COBRA, a monthly payment equal to the monthly employer contribution that we would have made to provide health insurance to the executive if the executive had remained employed by us until the earlier of six months (twelve months for Messrs. Indig and Roberts) following the date of termination, the executive’s eligibility for group medical plan benefits under another employer’s group medical plan, or the executive’s continuation rights under COBRA terminates.

Each agreement also provides that, in the event the executive is terminated without cause or for “good reason” (as defined in the agreement) within 24 months following a change in control, then subject to the execution and effectiveness of a separation agreement and a general release of claims in our favor, the executive is entitled to receive (i) an amount equal to 12 months base salary (eighteen months for Messrs. Indig and Roberts) plus the pro rata portion of the executive’s target bonus through the termination date, (ii) acceleration of all time-based options and time-based stock awards, and (iii) subject to the executive’s copayment of premium amounts at the applicable active employee’s rate and the executive’s proper election to receive benefits under COBRA, a monthly payment equal to the monthly employer contribution that we would have made to provide health insurance to the executive if the executive had remained employed by us until the earlier of twelve months (eighteen months for Messrs. Indig and Roberts) following the date of termination, the executive’s eligibility for group medical plan benefits under another employer’s group medical plan, or the executive’s continuation rights under COBRA terminates.

Employment agreements in place during fiscal 2019 for named executive officers

Chaim Indig

We entered into an employment agreement with Chaim Indig, our Chief Executive Officer, effective as of January 2008. Mr. Indig’s employment is at-will and may be terminated by either us or him at any time with or without cause or advance notice. Under his employment agreement and subsequent salary increases approved by the Board, Mr. Indig’s base salary is $300,000 which is subject to increase by our board of directors or our compensation committee, and he is eligible to earn an annual bonus in an amount to be mutually determined upon attainment of mutually agreeable performance objectives. Mr. Indig is also eligible to participate in the employee benefit plans available to our other senior executives, subject to the terms of those plans. We have also agreed to reimburse Mr. Indig for all reasonable net business and travel expenses incurred by him in the performance of his services, subject to the terms of our policies and procedures applicable to our senior executives.

Mr. Indig’s employment agreement provides that, in the event that his employment is terminated by us without “cause” (as defined in his employment agreement) or Mr. Indig resigns for “good reason” (as defined in his employment agreement), then subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) continuation of his base salary and (ii) if Mr. Indig is participating in our group health plan immediately prior to his termination, continuation of group health benefits, subject to the payment of premiums by Mr. Indig at the active employee’s rate, in each case until the earlier of nine months following the date of his termination or any commencement of any employment or self-employment by Mr. Indig during the nine-month period following the date of his termination.

In addition, Mr. Indig has entered into our standard employee confidentiality and assignment agreement that contains, among other things, non-competition and non-solicitation provisions that apply during the term of Mr. Indig’s employment and for 12 months thereafter.

Thomas Altier

We entered into an employment agreement with Thomas Altier, our Chief Financial Officer, on December 10, 2012. Mr. Altier’s employment is at-will and may be terminated by either us or him at any time for any or no reason. Under his employment agreement and subsequent salary increases approved by the Board, Mr. Altier’s annual base salary is $275,000, and he is eligible to earn an annual bonus in an amount to be mutually determined upon attainment of mutually agreeable performance objectives . The bonus amount will be reviewed and is subject to change by the compensation committee each year. Mr. Altier is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans. We have also agreed to reimburse Mr. Altier for ordinary and reasonable out-of-pocket business expenses that are incurred by Mr. Altier, subject to the terms of our policies and procedures.

In addition, Mr. Altier has entered into our standard employee confidentiality and assignment agreement that contains, among other things, non-competition and non-solicitation provisions that apply during the term of Mr. Altier’s employment and for 12 months thereafter.

Evan Roberts

We entered into an employment agreement with Evan Roberts, our Chief Operating Officer, effective as of January 2008. Mr. Roberts’ employment is at-will and may be terminated by either us or him at any time with or without cause or advance notice. Under his employment agreement, Mr. Roberts’ current base salary is $275,000, which is subject to increase by our board of directors or our compensation committee, and he is eligible to earn an annual bonus in an amount to be mutually determined upon attainment of mutually agreeable performance objectives. Mr. Roberts is also eligible to participate in the employee benefit plans available to our other senior executives, subject to the terms of those plans. We have also agreed to reimburse Mr. Roberts for all reasonable net business and travel expenses incurred by him in the performance of his services, subject to the terms of our policies and procedures applicable to our senior executives.

Mr. Roberts’ employment agreement provides that, in the event that his employment is terminated by us without “cause” (as defined in his employment agreement) or Mr. Roberts resigns for “good reason” (as defined in his employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) continuation of his base salary and (ii) if Mr. Roberts is participating in our group health plan immediately prior to his termination, continuation of group health plan benefits, subject to the payment of premiums by Mr. Robert at the active employee’s rate, in each case until the earlier of nine months following the date of his termination or any commencement of any employment or self-employment by Mr. Roberts during the nine-month period following the date of his termination.

In addition, Mr. Roberts has entered into our standard employee confidentiality and assignment agreement that contains, among other things, non-competition and non-solicitation provisions that apply during the term of Mr. Roberts’ employment and for 12 months thereafter.

Charles Kallenbach

We entered into an employment agreement with Charles Kallenbach, our General Counsel, on September 1, 2016. Mr. Kallenbach’s employment is at-will and may be terminated by either us or him at any time for any reason, with or without cause. Under his employment agreement, Mr. Kallenbach’s current annual base salary is $275,000. Mr. Kallenbach is also eligible to participate in our variable compensation plan, subject to its terms and conditions, he is eligible to earn an annual bonus in an amount to be mutually determined upon attainment of mutually agreeable performance objectives. Mr. Kallenbach is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Mr. Kallenbach’s employment agreement provides that, in the event that his employment is terminated by us without “cause” (as defined in his employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive continuation of his base salary until the earlier of six months following the date of his termination or any commencement of any employment or self-employment by Mr. Kallenbach during the six-month period following the date of his termination.

In addition, Mr. Kallenbach has entered into our standard employee confidentiality assignment agreement that contains, among other things, non-competition and non-solicitation provisions that apply during the term of Mr. Kallenbach’s employment and for 12 months thereafter.

Outstanding equity awards at fiscal year-end

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of January 31, 2019.

	Option awards
	Number of securities underlying unexercised options (#)
Name	Exercisable		Unexercisable	Option exercise price($)	Option expiration date
Chaim Indig	227,550	(1)	—	0.84	8/19/2023
	455,100	(1)	—	2.03	12/18/2024
	56,887	(2)(3)	170,663	4.71	1/30/2028
Thomas Altier	157,009		—	0.84	4/2/2023
	45,510		—	0.84	8/19/2023
	113,775	(1)	—	2.03	12/18/2024
	5,688	(2)(3)	17,067	4.71	1/30/2028
Evan Roberts	227,550	(1)	—	0.84	8/19/2023
	113,775	(1)	—	2.03	12/18/2024
	11,377	(2)(3)	34,133	4.71	1/30/2028
Charles Kallenbach	89,597	(4)	69,688	2.55	10/16/2026

(1)	This stock option was granted pursuant to our 2006 Plan and the shares are fully vested.

(2)	This stock option was granted pursuant to our 2018 Plan. 25% of the shares subject to the option vested on January 31, 2019, with the balance vesting in 36 equal monthly installments thereafter, provided that in each case the named executive officer remains continuously employed with us through each applicable vesting date.

(3)	Subject to the named executive officer’s continued service to us through the consummation of a “sale event” (as defined in the 2018 Plan), 50% of the then-unvested shares subject to the option shall vest and become exercisable immediately prior to the consummation of such sale event. Additionally, in the event the option is assumed or continued by us or a successor entity upon a sale event, and if the named executive officer’s employment is terminated without “cause” or with “good reason” within 12 months of such sale event, 100% of the then-unvested shares subject to the option shall vest and become exercisable as of the named executive officer’s termination date.

(4)	This stock option was granted pursuant to our 2006 Plan. 25% of the shares subject to the option vested on October 17, 2017, with the balance vesting in 36 equal monthly installments thereafter, provided that in each case Mr. Kallenbach remains continuously employed with us through each applicable vesting date.

Compensation risk assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Employee benefit and equity compensation plans

We currently maintain the 2018 Stock Option and Grant Plan, as amended, or the 2018 Plan, pursuant to which we may grant various forms of equity compensation to our employees, including our named executive officers, non-employee directors and consultants of the company and our affiliates. Prior to the adoption of the 2018 Plan, we granted option awards to our service providers under the Amended and Restated 2006 Stock Option and Grant Plan, as amended, or the 2006 Plan. In connection with this offering, we have adopted the 2019 Stock Option and Incentive Plan, or the 2019 Plan, and in connection therewith, no additional awards will be made under our 2018 Plan or 2006 Plan. We also have adopted the 2019 Employee Stock Purchase Plan and the Senior Executive Cash Incentive Bonus Plan. The principal features of our employee benefit and equity compensation plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

Amended and restated 2006 stock option and grant plan

Our 2006 Plan was originally approved and adopted by our board of directors and stockholders on August 30, 2007. Our 2006 Stock Plan allowed for the grant of incentive stock options to our employees and for the grant of nonqualified stock options, restricted stock, and unrestricted stock awards to employees, officers, directors and consultants. In 2017, the 2006 Plan was terminated by our board. No shares are available for future issuance under the 2006 Plan following the offering. However, our 2006 Plan will continue to govern outstanding awards granted thereunder.

Our board of directors has acted as administrator of the 2006 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of our 2006 Plan.

Our 2006 Plan permitted the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option was determined by our Committee but could not be less than 100% of the fair market value of our common stock on the date of grant, or in the case of an incentive stock option granted to a 10% owner, the exercise price could not be less than 110% of the fair market value of our common stock on the date of grant. The term of each option was fixed by the administrator and could not exceed ten years from the date of grant. The administrator has the authority to determine at what time or times each option may be exercised.

The administrator could award restricted shares of common stock to participants subject to such conditions and restrictions as it was determined. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.

Our 2006 Plan provides that upon the effectiveness of a “sale event” (as defined in our 2006 Plan) the administrator may provide for the assumption, continuation or substitution of outstanding awards under our

2006 Plan. The administrator may also provide that the Plan and all outstanding options shall terminate upon the effective time of the sale event, in which event each individual shall be permitted, within a specified period of time prior to the consummation of the sale event, to exercise all outstanding options held by such individual which are then exercisable or will become exercisable as of the effective time of the sale event; provided however, that the exercise of options not exercisable prior to the sale event shall be subject to the consummation of the sale event.

2018 stock option and grant plan

Our 2018 Plan was approved by our board of directors on January 18, 2018 and approved by our stockholders on June 22, 2018, and was most recently amended by our board of directors on January 17, 2019 and approved by our stockholders on March 25, 2019. Under our 2018 Plan, we currently have reserved for issuance an aggregate of 6,698,506 shares of our common stock, which number is subject to adjustment in the event of a stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event.

The shares we issue under our 2018 Plan are authorized but unissued shares or treasury shares. The shares of common stock underlying any awards that are forfeited, cancelled, reacquired by us prior to vesting, satisfied without the issuance of common stock or otherwise terminated (other than by exercise) under our 2018 Plan are currently added to the shares of common stock available for issuance under our 2018 Plan. Following this offering, such shares will be added to the shares available under our 2019 Plan.

Our board of directors has acted as administrator of our 2018 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of our 2018 Plan. Persons eligible to participate in our 2018 Plan are our full or part-time officers, employees, directors, consultants and other key persons as selected from time to time by the administrator in its discretion.

Our 2018 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant or in the case of an incentive stock option granted to a 10% owner, the exercise price could not be less than 110% of the fair market value of our common. The term of each option is fixed by the administrator and may not exceed ten years from the date of grant. The administrator determines at what time or times each option may be exercised. In addition, our 2018 Plan permits the granting of restricted shares of common stock, restricted stock units and unrestricted stock, subject to such conditions and restrictions as the committee may determine.

Our 2018 Plan provides that upon the occurrence of a “sale event,” as defined in our 2018 Plan, all outstanding stock options will terminate at the effective time of such sale event, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. In the event of a termination of our 2018 Plan and all options issued thereunder in connection with a sale event, optionees will be provided an opportunity to exercise options that are then exercisable or will become exercisable as of the effective time of the sale event prior to the consummation of the sale event. In addition, we have the right to provide for cash payment to holders of options, in exchange for the cancellation thereof, in an amount per share equal to the difference between the value of the consideration payable per share of common stock in the sale event and the per share exercise price of such options. In the event of and subject to the consummation of a sale event, unvested restricted stock and restricted stock units (other than those becoming vested as a result of the sale event) will be forfeited immediately prior to the effective time of a sale event unless such awards are assumed or continued by the successor entity. In the event that shares of restricted stock are forfeited in connection with a sale event, such shares of restricted stock shall be repurchased at a price per share equal to the original per share purchase price. We have the right to provide for cash payment to holders of restricted stock or restricted stock units, in exchange for the cancellation thereof, in an amount per share equal to the value of the consideration payable per share of common stock in the sale event.

No awards may be granted under our 2018 Plan after the date that is ten years from the earlier of the date our 2018 Plan was adopted by the board of directors. Our board of directors has determined not to make any further awards under our 2018 Plan following the closing of this offering.

2019 stock option and incentive plan

Our 2019 Stock Option and Incentive Plan, or our 2019 Plan, was adopted by our board of directors in June 2019, approved by our stockholders on July 3, 2019 and will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Our 2019 Plan will replace our 2018 Plan as our board of directors has determined not to make additional awards under that plan following the consummation of our initial public offering. Our 2019 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, directors and consultants.

We have initially reserved 2,139,683 shares of our common stock, or the Initial Limit, for the issuance of awards under our 2019 Plan. This limit is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Our 2019 Plan provides that the number of shares reserved and available for issuance thereunder will automatically increase on February 1, 2020 and each February 1 thereafter by 5% of the number of shares of common stock outstanding on the immediately preceding January 31 or such lesser number of shares determined by the compensation committee, or the Annual Increase.

The shares we issue under our 2019 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under our 2019 Plan, our 2018 Plan and our 2006 Plan will be added back to the shares of common stock available for issuance under our 2019 Plan.

The maximum number of shares that may be issued as incentive stock options may not exceed 2,139,683 shares, cumulatively increased on February 1, 2020 and on each February 1 thereafter by the lesser of the Annual Increase, or 4,279,366 shares. The grant date fair value of all awards made under our 2019 Plan and all other cash compensation paid by us to any non-employee director in any calendar year shall not exceed $750,000.

Our 2019 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of our 2019 Plan. Persons eligible to participate in our 2019 Plan will be those full or part-time officers, employees, non-employee directors, and consultants as selected from time to time by our compensation committee in its discretion.

Our 2019 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to cash or shares of common stock equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.

Our compensation committee may also grant shares of common stock that are free from any restrictions under our 2019 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. Our compensation committee may grant cash bonuses under our 2019 Plan to participants, subject to the achievement of certain performance goals.

Our 2019 Plan provides that upon the effectiveness of a “sale event,” as defined in our 2019 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under our 2019 Plan. To the extent that awards granted under our 2019 Plan are not assumed or continued or substituted by the successor entity, except as may be otherwise provided in the relevant award certificate, all awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the compensation committee’s discretion or to the extent specified in the relevant award certificate. Upon the effective time of the sale event, all outstanding awards granted under our 2019 Plan shall terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of our 2019 Plan upon a sale event, we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.

Our board of directors may amend or discontinue our 2019 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. The compensation committee is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or stock appreciation rights or effect the repricing of such awards through cancellation and re-grants. Certain amendments to our 2019 Plan require the approval of our stockholders.

No awards may be granted under our 2019 Plan after the date that is ten years from the effective date of our 2019 Plan. No awards under our 2019 Plan have been made prior to the date hereof.

2019 Employee Stock Purchase Plan

Our 2019 Employee Stock Purchase Plan, or our ESPP, was adopted by our board of directors in June 2019, approved by our stockholders on July 3, 2019 and will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Our

ESPP initially reserves and authorizes the issuance of up to a total of 855,873 shares of common stock to participating employees. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

Unless the administrator otherwise determines in advance of an offering, all employees who have completed at least 30 days of employment of employment and are customarily employed for more than 20 hours per week are eligible to participate in our ESPP. Any employee who owns five percent or more of the voting power or value of our shares of common stock is not eligible to purchase shares under our ESPP.

We may make one or more offerings each year to our employees to purchase shares under our ESPP. We may designate a different period for any offering, provided that no offering shall exceed 27 months in duration. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the relevant offering date.

Each employee who is a participant in our ESPP may purchase shares by authorizing payroll deductions of up to 15% of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than the number of shares determined by dividing $25,000 by the fair market value of the shares on the first business day of the offering period for such offering period may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the purchase period, under our ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under our ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

Our ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock authorized under our ESPP and certain other amendments require the approval of our stockholders.

Senior executive cash incentive bonus plan

In June 2019, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. Our Bonus Plan provides for bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals including, but not limited to the following: developmental, publication, clinical or regulatory milestones; cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions, licenses or strategic transactions; financing or other capital raising transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; total shareholder return, gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of customers; number of prescriptions or prescribing physicians; coverage decisions; leadership development, employee retention, and recruiting and other human resources matters; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in our Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive officer. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. Our Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their contributions are 100% vested when contributed. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The retirement plan is intended to qualify under Section 401(a) of the Code.

Director compensation

Non-employee director compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors, and received compensation for such service during fiscal 2019. Other than as set forth below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors during fiscal 2019. We reimburse non-employee members of our board of directors for reasonable travel expenses. Amounts paid to Mr. Indig, our Chief Executive Officer and director, for his service as an employee during fiscal 2019 are presented above in the “Summary Compensation Table.” Mr. Indig did not receive any compensation for his services as a member of our board of directors.

Name	Fees earned or paid in cash ($)		Option awards ($)(1)		Total ($)
Michael Weintraub	225,000	(2)	117,500	(3)	342,500
Edward Cahill, Victor Kats, Dusty Lieb, and Scott Perricelli	—		—		—
Mark Smith, M.D.	12,500	(4)	173,900	(5)	186,400
Alan Spoon, J.D.	2,500	(6)	—		2,500

(1)	Amounts reflect the aggregate grant date fair value of option awards granted during the year in question calculated in accordance with the provisions of Financial Accounting Standards Board Accounting Standard Codification Topic 718, Compensation—Stock Compensation. For information regarding assumptions underlying the valuation of option awards, see Note 8 to our financial statements appearing at the end of this prospectus.

(2)	The amounts reported represent compensation pursuant to his chairman agreement from March 2018 to January 2019 for Mr. Weintraub’s services as a director as well as our non-executive chairman.

(3)	Mr. Weintraub was granted an option on March 1, 2018, to purchase 56,887 shares of our common stock under the 2018 Plan, pursuant to which 25% of such shares vest on the first year anniversary of the grant date, and the remaining shares vest over the following 36 months, in all events subject to Mr. Weintraub’s continuous service to the company through each such date. As of January 31, 2019, Mr. Weintraub held an option to purchase 125,152 shares of our common stock under our 2006 Plan and an option to purchase 56,887 shares of our common stock under our 2018 Plan.

(4)	The amount reported represents the prorated portion of Dr. Smith’s annual cash retainer fee for his services as a director for 5 months of fiscal 2019.

(5)	Dr. Smith joined the board in September, 2018. In connection with his board service, he was granted an option to purchase 84,193 shares of our common stock under the 2018 Plan, pursuant to which 27,306 shares shall vest on the first anniversary of September 5, 2018, and the remaining shares vest annually in 4 equal installments, commencing on the first anniversary of September 5, 2018, in all events subject to Dr. Smith’s continuous service to the company through each such date. As of January 31, 2019, Dr. Smith held an option to purchase 84,193 shares of our common stock.

(6)	In connection with his board service, Mr. Spoon earns $2,500 per month for his services beginning January 2019.

Narrative disclosure to non-employee director compensation table

Below are descriptions of our current compensatory agreements with our non-employee directors.

Gillian Munson

In May 2019, Gillian Munson joined our board of directors. As part of Ms. Munson joining our board of directors, we entered into a letter agreement providing her with an annual retainer of $30,000 to be paid quarterly, as well as a stock option to purchase 42,096 shares of our common stock and 21,048 restricted stock units.

Cheryl Pegus, M.D.

In May 2019, Cheryl Pegus, M.D., joined our board of directors. As part of Dr. Pegus joining our board of directors, we entered into a letter agreement providing her with an annual retainer of $30,000 to be paid quarterly, as well as a stock option to purchase 42,096 shares of our common stock and 21,048 restricted stock units.

Mark Smith

On September 5, 2018, we entered into a letter agreement with Mr. Smith in connection with his service as an independent director on our board of directors. Such letter agreement provides Mr. Smith with an annual retainer of $30,000 to be paid quarterly as well as a stock option to purchase 84,193 shares of our common stock.

Alan Spoon

On October 22, 2018, we entered into a letter agreement with Mr. Spoon in connection with his service as an independent director on our board of directors. Such letter agreement provides Mr. Spoon with an annual retainer of $30,000 to be paid quarterly.

Michael Weintraub

On December 26, 2018, we entered into a Board Chairman Agreement with Michael Weintraub with an effective date of March 12, 2018. Pursuant to such agreement, Mr. Weintraub was eligible to receive $200,000 for his services from the period commencing March 12, 2018 through December 31, 2018, and will receive an additional $25,000 per month for each successive six month period commencing January 2019 for which the agreement is still outstanding. Mr. Weintraub also received a stock option to purchase 56,887 shares of our common stock.

Non-employee director compensation policy

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we did not have a formal policy to compensate our non-employee directors. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we implemented a non-employee director compensation policy that is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors pursuant to which our non-employee directors will be eligible to receive the cash retainers and equity awards set forth below (and in lieu of any prior agreements).

Annual Retainer for Board Membership
Annual service on the board of directors	$30,000

Additional Annual Retainer for Committee Membership
Annual service as member of the audit committee (other than chair)	$7,500
Annual service as chair of the audit committee	$22,500
Annual service as member of the compensation committee (other than chair)	$5,000
Annual service as chair of the compensation committee	$12,500
Annual service as member of the nominating and corporate governance committee (other than chair)	$5,000
Annual service as chair of the nominating and corporate governance committee	$10,000

The non-executive chair of the board shall also receive an additional annual retainer of $25,000, plus up to an additional $125,000 depending upon contributions.

Our policy provides that each non-employee director elected to our board of directors after the effectiveness of this registration statement of which this prospectus forms a part, upon initial election to our board of directors, will be granted RSUs having a fair market value equal to the sum of (i) $150,000 plus (ii) $150,000 (which shall be pro-rated based on the estimated number of calendar days to be served from the date the non-employee director joins the Board through the anticipated date of the next annual meeting of stockholders), or the Initial Grant. In addition, on the date of each of our annual meetings of stockholders following the effectiveness of the registration statement of which this prospectus forms a part, each non- employee director who will continue as a non-employee director following such meeting will be granted an annual award of RSUs having a fair market value of $150,000, or the Annual Grant. The Initial Grant will vest in four equal annual installments on each anniversary date on which the non-employee director was appointed to our board for directors, subject to continued service as a director through each applicable vesting date. The Annual Grant will vest in full on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to continued service as a director through the applicable vesting date. In addition, all such awards are subject to full accelerated vesting upon the sale event of our company (as defined in the policy).

Employee directors will receive no additional compensation for their service as a director.

We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

Certain relationships and related party transactions

Other than the compensation agreements and other arrangements described under “Executive compensation” and “Director compensation” in this prospectus and the transactions described below, since February 1, 2017, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of five percent (5%) or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Sales of securities

Senior B preferred stock financing

In October 2017, we issued and sold to investors in a private placement an aggregate of 4,598,571 shares of our Senior B preferred stock at a purchase price of $3.6968 per share, for aggregate consideration of approximately $17 million. The table below sets forth the aggregate number and purchase price of shares of our Senior B preferred stock issued to our directors, executive officers and holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof:

Stockholder	Shares of Senior B convertible preferred stock	Total purchase price
Echo Health Ventures LLC(1)	2,705,042	$9,999,999.27
CHV II, LP(2)	541,008	1,999,998.38
Entities associated with LLR Equity Capital Partners(3)	1,352,521	4,999,999.61

(1)	Dusty Lieb, a former member of our board of directors, is a Partner at Echo Health Ventures LLC and Cheryl Pegus, M.D., M.P.H., a member of our board of directors, is Chief Medical Officer and Senior Vice President at Cambia Health Solutions, a parent company of Echo Health Ventures.

(2)	Victor Kats, a member of our board of directors, is Managing Director at Ascension Ventures II, LLC, which is the General Partner of CHV II, LP.

(3)	Scott Perricelli, a member of our board of directors, is a Partner at LLR Equity Capital Partners.

Commercial agreements with related parties

Master software license and services agreement with Ascension Health

In March 2015, we entered into a master software license and services agreement with Ascension Health Resource and Supply Management Group, LLC, or Ascension Health. Pursuant to the agreement, we have granted to Ascension Health a non-exclusive, non-transferable license to use and access our platform software enabling automated patient intake. We also offer our hardware and support services under the agreement. This agreement was extended from March 31, 2015 until September 30, 2018 and is automatically extended for 12 month periods thereafter unless terminated or preempted by a new agreement or amendment. For the year ended January 31, 2019, our revenue from this master software license and services agreement totaled approximately $5.2 million.

Victor Kats, one of our directors, is a Managing Director at Ascension Ventures II, LLC, which is an affiliate of Ascension Health. Ascension Ventures II, LLC is the General Partner of CHV II LP., which is a holder of more than 5% of our capital stock. We believe that the terms obtained and consideration received in connection with the software license and service agreement are comparable to terms available and the amounts we would have exchanged in an arm’s length transaction.

Agreements with stockholders

Investor rights agreement

We are a party to a fifth amended and restated investor rights agreement dated as of October 27, 2017, or the investor rights agreement, with certain holders of our preferred stock, including our 5% stockholders and entities affiliated with our directors, and certain holders of our common stock. The investor rights agreement provides these holders have the right, following the completion of this offering, to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The investor rights agreement also provides a right of first refusal to purchase certain securities sold by us (excluding, among others, shares of common stock issued by us in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act), which such right shall terminate immediately prior to the consummation of this offering. See “Description of capital stock—Registration rights” for additional information regarding these registration rights.

Voting agreement

We are party to a fifth amended and restated voting agreement dated as of October 27, 2017, or the voting agreement, with certain of our stockholders, pursuant to which the following directors were elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve: Scott A. Perricelli, Alan Spoon, J.D., Edward Cahill, Victor Kats, Dusty Lieb, Chaim Indig, Michael Weintraub and Mark Smith, M.D.

The voting agreement will terminate upon the closing of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by the holders of our common stock. The composition of our board of directors after this offering is described in more detail under “Management—Board Composition and Election of Directors.”

Employment agreements

We have entered into employment agreements with our named executive officers. For more information regarding the agreements with our named executive officers, see “Executive compensation—Employment arrangements with our named executive officers.”

Board chairman agreement

We entered into a Board Chairman Agreement with Michael Weintraub, the chairman of our board of directors. Pursuant to the agreement, Mr. Weintraub agreed to perform advisory and related services to and for us in his capacity as chairman. The effective date of the Board Chairman Agreement is March 12, 2018. Mr. Weintraub’s services commenced as of the effective date. See the section titled “Director compensation” for information regarding compensation paid to Mr. Weintraub pursuant to the Board Chairman Agreement.

Director and executive officer compensation

See the sections titled “Executive compensation” and “Director compensation” for information regarding compensation of our directors and named executive officers.

Indemnification agreements

In connection with this offering, we intend to enter into agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.

Policies for approval of related party transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

In connection with this offering, we have adopted a written related party transactions policy that such transactions must be approved by our audit committee. This policy became effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

Principal and selling stockholders

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of April 30, 2019, as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;
•	each of our named executive officers;
•	each of our directors;
•	all of our executive officers and directors as a group; and
•	each selling stockholder.

To the extent that the underwriters sell more than 9,288,194 shares in this offering, the underwriters have the option to purchase from the selling stockholders up to an additional 1,393,229 shares at the initial public offering price less the underwriting discounts and commissions.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power, and includes securities that the individual or entity has the right to acquire, such as through the exercise of stock options, within 60 days of April 30, 2019. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The percentage of beneficial ownership prior to this offering in the table below is based on 27,374,784 shares of common stock deemed to be outstanding as of April 30, 2019, assuming (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 25,311,535 shares of our common stock, (ii) the cancellation of 42,560,530 shares of our redeemable stock, (iii) the automatic cashless exercise of a warrant to purchase 116,232 shares of our Senior A preferred stock, which will result in the issuance of 38,730 shares of our common stock, (iv) the cashless exercise of the Junior Warrant which will result in the issuance of 222,547 shares of our common stock; and (v) the cashless exercise of a warrant to purchase 336,280 shares of our Senior A preferred stock which will result in the issuance of 96,994 shares of our common stock. The information relating to the number and percentage of shares beneficially owned after the offering is based on 35,506,825 shares of common stock assumed to be outstanding after the closing of the offering. If the underwriters’ option to purchase additional shares is exercised in full, the selling stockholders will offer 1,393,229 shares in this offering.

Except as otherwise noted below, the address for persons listed in the table is c/o Phreesia, Inc., 432 Park Avenue South, 12th Floor, New York, NY 10016. The selling stockholders have granted a 30-day option to the underwriters to purchase up to an aggregate of 1,393,229 additional shares of common stock to cover over-allotments at the initial public offering price less underwriting discounts and commissions.

	Beneficial ownership of common stock prior to offering		# of shares being sold in this offering	Beneficial ownership of common stock after the offering (assuming no exercise of option)		Beneficial ownership of common stock after the offering (assuming full exercise of option)
Name of beneficial owner	Shares	Percentage	Shares	Shares	Percentage	Shares	Percentage
5% or Greater Shareholders:
HLM Venture Partner II LP(1)	4,738,744	17.31%	540,229	4,460,865	12.56%	4,198,515	11.82%
Blue Cross Blue Shield Venture Partners, LP(2)	2,132,512	7.79%	243,112	2,007,462	5.65%	1,889,400	5.32%
Entities Associated with Polaris Venture Partners(3)	3,968,012	14.50%	396,799	3,763,910	10.60%	3,571,213	10.06%
CHV II LP(4)	2,945,249	10.76%	335,767	2,772,540	7.81%	2,609,482	7.35%
Entities Associated with VantagePoint Capital Partners(5)	1,934,224	7.07%	220,507	1,820,802	5.13%	1,713,717	4.83%
Echo Health Venture LLC(6)	2,462,128	8.99%	280,689	2,317,749	6.53%	2,181,439	6.14%
Entities Associated with LLR Equity Partners(7)	6,520,786	23.82%	743,388	6,138,407	17.29%	5,777,398	16.27%
Entities Associated with Baird Financial Corporation(8)	38,730	*	4,415	36,459	*	34,315	*
Entities Associated with Escalate Capital Partner SBIC(9)	375,860	1.35%	36,428	300,804	*	283,113	*
Entities Associated with Long River Ventures II, LP(10)	216,552	*	24,687	203,854	*	191,865	*
Sandbox Co–Investment Fund I, L.P.(11)	376,325	1.37%	42,902	354,257	1.00%	333,423	*
Executive Officers and Directors:							—
Chaim Indig(12)	1,330,178	4.73%	—	1,330,178	3.67%	1,330,178	3.67%
Thomas Altier(13)	323,878	1.17%	—	323,878	*	323,878	*
Evan Roberts(14)	928,173	3.35%	—	928,173	2.59%	928,173	2.59%
Charles Kallenbach(15)	106,189	*	—	106,189	*	106,189	*
Michael Weintraub(16)	294,477	1.07%	—	294,477	*	294,477	*
Edward Cahill(1)	4,738,744	17.31%	540,229	4,738,744	13.35%	4,198,515	11.82%
Alan Spoon(3)	3,968,012	14.50%	396,799	3,968,012	11.18%	3,571,213	10.06%
Victor Kats(4)	2,945,249	10.76%	335,767	2,945,249	8.29%	2,609,482	7.35%
Mark Smith MD	—	—	—	—	—	—	—
Scott Perricelli(7)	6,520,786	23.82%	743,388	6,520,786	18.36%	5,777,398	16.27%
Gillian Munson	—	—	—	—	—	—	—
Cheryl Pegus MD(6)	2,462,128	8.99%	280,689	2,462,128	6.93%	2,181,439	6.14%
David Linetsky	140,793	*	—	140,793	*	140,793	*
Dan Nathan	200,999	*	—	200,999	*	200,999	*
Michael Davidoff	138,802	*	—	138,802	*	138,802	*
Amy Van Duyn	132,735	*	—	132,735	*	132,735	*
All current directors and executive officers as a group (16 persons)	24,231,143	81.74%	2,296,872	24,231,143	64.14%	21,934,271	58.06%
*	Represents beneficial ownership of less than one percent.

(1)

Consists of 4,738,744 shares of common stock issuable upon conversion of the Junior Convertible preferred stock and Senior A preferred stock held by HLM Venture Partners II, L.P. HLM Venture Associates II, L.L.C. is the general partner of HLM Venture Partners II, L.P. Edward L. Cahill, one of our directors, and Peter J. Grua are the managing members of HLM Venture Associates II, L.L.C. and exercise shared voting, investment and dispositive rights with respect to the shares of stock held by HLM Venture Partners II, L.P. Each of the foregoing managing members may be deemed a beneficial owner of the reported shares but each disclaims beneficial ownership except to the extent of any indirect pecuniary interest therein. The mailing address of HLM Venture Partners II, L.P. is 116 Huntington Avenue, 9th Floor, Boston, MA 02116. The shares being offered consist of 540,229 shares to be sold by HLM Venture Partners II L.P.

(2)	Consists of 2,132,512 shares of common stock issuable upon conversion of Junior Convertible preferred stock held by BlueCross BlueShield Venture Partners, L.P. BlueCross BlueShield Ventures, Inc. is the general partner of BlueCross BlueShield Venture Partners, L.P. Voting and disposition decisions at BlueCross BlueShield Ventures, Inc. with respect to the shares held by BlueCross BlueShield Venture Partners, L.P. are made by an investment committee which includes Enrico Giammarco, Ralph Woodard, Mark R. Bartlett, Harvey Littman, Jeane A. Kennedy, Gina Marting, Carl McDonald, Daniel Weinstein, Tery Booker, and John Banta. Each of the individuals and entities listed above expressly disclaims beneficial interest of the shares listed above except to the extent of any pecuniary interest therein. The mailing address of BlueCross BlueShield Venture Partners is 225 N Michigan Ave, Chicago, IL 60601. The shares being offered consist of 243,112 shares to be sold by BlueCross BlueShield Venture Partners, L.P.

(3)	Consists of (i) 3,828,872 shares of common stock issuable upon conversion of the Junior Convertible preferred stock held by Polaris Venture Partners V, L.P. (“PVP V”); (ii) 74,624 shares of common stock issuable upon conversion of the Junior Convertible preferred stock held by Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPEF V”); (iii) 26,227 shares of common stock issuable upon conversion of the Junior Convertible preferred stock held by Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”); and (iv) 38,289 shares of common stock issuable upon conversion of the Junior Convertible preferred stock held by Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V,” and together with PVP V, PVPEF V and PVPFF V, the “Polaris Funds”). Polaris Venture Management Co. V, L.L.C. (“PVM”) is the general partner of each of the Polaris Funds and may be deemed to have sole voting and dispositive with respect to the shares held by each of the Polaris Funds. Each of Jonathan A. Flint and Terrance G. McGuire are the managing members of PVM, and Mr. Spoon, one of our directors, holds a membership interest in PVM. Each of Messrs. Flint, McGuire and Spoon, in their respective capacities with respect to PVM V, may be deemed to have shared voting and dispositive power with respect to the shares held by the Polaris Funds. Each of the individuals and entities listed above expressly disclaims beneficial interest of the shares held by the Polaris Funds, except to the extent of their respective pecuniary interests therein, if any. The mailing address of the individuals and entities listed above is One Marina Park Drive, 10th Floor, Boston, MA 02210. The shares being offered consist of 382,887 shares to be sold by PVP V, 7,462 shares by PVPEF V, 2,622 shares by PVPFF V and 3,828 shares by PVPSFF V.

(4)	Consists of 2,945,249 shares of common stock issuable upon conversion of the Junior Convertible preferred stock, Senior A Preferred Stock and Senior B Preferred Stock held by CHV II, LP. Ascension Ventures II, LLC is the general partner of CHV II, L.P. Ascension Ventures II, LLC is governed by a Board of Managers, which has authority to invest and vote for the shares held by CHV II, L.P. Signatory and voting authority has been delegated to Matthew I. Hermann, Senior Managing Director of Ascension Ventures II, LLC. Decisions regarding liquidation of investment positions have been delegated by the Board of Managers to Anthony J. Speranzo, Executive Vice President and Chief Financial Officer, Ascension, and Matthew I. Hermann, Senior Managing Director, Ascension Ventures II, LLC, acting jointly. Victor Kats, one of our directors, is Managing Director at Ascension Ventures II, LLC. Each of the individuals and entities listed above expressly disclaims beneficial ownership of the shares listed above except to the extent of any pecuniary interest therein. The mailing address of CHV II, LP is 101 South Hanley Road, Suite 200, Clayton, MO 63105. The shares being offered consist of 335,767 shares to be sold by CHV II, L.P.

(5)	Consists of (i) 1,547,380 shares of common stock issuable upon conversion of the Junior Convertible preferred stock held by VantagePoint Venture Partners 2006(Q), L.P. and (ii) 386,844 shares of common stock issuable upon conversion of the Junior Convertible preferred stock held by VP New York Venture Partners, L.P. VantagePoint Venture Associates 2006, L.L.C. is the general partner of VantagePoint Venture Partners 2006(Q), L.P. and disclaims beneficial ownership of shares held by VantagePoint Venture Partners 2006(Q), L.P. VantagePoint Venture Associates IV, L.L.C. is the general partner of VP New York Venture Partners, L.P. and disclaims beneficial ownership of shares held by of VP New York Venture Partners, L.P. Alan E. Salzman is Managing Member of each such general partner and may be deemed to have voting and investment power with respect to shares held by each such entity, and disclaims beneficial ownership of these shares. Each entity’s and Mr. Salzman’s address is c/o VantagePoint Capital Partners, 1111 Bayhill Drive, Suite 220, San Bruno, CA 94066. The shares being offered consist of 176,406 shares to be sold by VantagePoint Venture Partners 2006(Q), L.P. and 44,101 shares by VP New York Venture Partners, L.P.

(6)	Consists of 2,462,128 shares of common stock issuable upon conversion of the Senior B preferred stock held by Echo Health Ventures LLC. Echo Health Ventures LLC is a joint venture between Cascadia Echo Holdings Company, LLC and Mosaic Health Solutions, LLC (each, a “EHV Member”). Cascadia Echo Holdings LLC is a subsidiary of Cambia Health Solutions, LLC. Mosaic Health Solutions is a subsidiary of Blue Cross Blue Shield of North Carolina. Decisions regarding liquidation of investment positions and additional investments are made by unanimous vote of the EHV Members with regard to the investment by Echo Health Ventures LLC in our company. Other voting decisions for the Echo Health Ventures LLC investment in our company are made by a four-vote majority of the Board of Directors of Echo Health Ventures LLC. The members of the Board of Directors are Mark Ganz, Patrick Conway, Luis Machuca, Michael Koppel, Roberta Bowman, and Jeffrey Barber. Cheryl Pegus, M.D., M.P.H., one of our directors, is the Chief Medical Officer and Senior Vice President of Cambia Health Solutions, LLC, although she has no ability to influence the voting or investment decisions thereof. Each of the individuals and entities listed above expressly disclaims beneficial interest of the shares listed above except to the extent of any pecuniary interest therein. The mailing address of Echo Health Ventures LLC is 100 SW Market Street, M/S WW3-30 Portland, OR 97201. The shares being offered consist of 280,689 shares to be sold by Echo Health Ventures LLC.

(7)

Consists of (i) 274,759 shares of common stock issuable upon conversion of the Senior A preferred stock and Senior B preferred stock held by LLR Equity Partners Parallel IV, L.P. and (ii) 6,246,128 shares of common stock issuable upon conversion of the Senior A preferred stock and the Senior B preferred stock held by LLR Equity Partners IV, L.P. LLR Capital IV, LLC is the general partner of LLR Capital IV, L.P., which is the general partner of each of LLR Equity Partners Parallel IV, L.P. and LLR Equity Partners IV, L.P. LLR Capital IV, LLC exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of these shares. With respect to the shares held by the LLR Equity Partners Parallel IV, L.P. and LLR Equity Partners IV, L.P, a group of individuals currently composed of Mitchell Hollin, Seth Lehr, Ira Lubert, Howard Ross, David Reuter, and Scott Perricelli, one of our directors, none of whom have individual voting or investment power, exercise voting and investment power over the shares beneficially owned by LLR Capital IV, LLC and each of the funds mentioned above. Each of Messrs. Hollin, Lehr, Lubert, Ross, Reuter, and Perricelli disclaims beneficial ownership of the shares held by

LLR Equity Partners Parallel IV, L.P. and LLR Equity Partners IV, L.P, except to the extent of their respective pecuniary interests therein. The mailing address of LLR Equity Partners is 2929 Walnut Street Suite 1530 Philadelphia, PA 19104. The shares being offered consist of 31,323 shares to be sold by LLR Equity Partners Parallel IV, L.P and 712,065 by LLR Equity Partners IV, L.P.

(8)	The shares being offered by Baird Financial Corporation consist of 4,415 shares pursuant to an underlying warrant, which is based on the automatic cashless exercise of the warrant at a fair market value of $18.00 per share.

(9)	The shares being offered by Escalate Capital Partners SBIC consist of (i) 25,371 shares pursuant to an underlying warrant by Escalate Capital Partners SBIC I, LP, which is based on the cashless exercise of the warrant at a fair market value of $18.00 per share and (ii) 11,057 shares pursuant to an underlying warrant by Escalate Capital Partners SBIC III, which is based on the cashless exercise of the warrant at a fair market value of $18.00 per share.

(10)	The shares being offered consist of 24,687 shares to be sold by Long River Ventures II, L.P.

(11)	The shares being offered consist of 42,902 shares to be sold by Sandbox Co-Investment Fund.

(12)	Consists of (i) 571,679 shares of common stock and (ii) 356,494 shares of common stock underlying stock options exercisable within 60 days of April 30, 2019.

(13)	Consists of 323,878 shares of common stock underlying stock options exercisable within 60 days of April 30, 2019.

(14)	Consists of (i) 571,679 shares of common stock and (ii) 356,494 shares of common stock underlying stock options exercisable within 60 days of April 30, 2019.

(15)	Consists of 106,189 shares of common stock underlying stock options exercisable within 60 days of April 30, 2019.

(16)	Consists of (i) 151,548 shares of common stock and (ii) 142,929 shares of common stock underlying stock options exercisable within 60 days of April 30, 2019.

(17)	Consists of (i) 1,326,761 shares of common stock, (ii) 20,634,919 shares of common shares issuable upon the conversion of Junior Convertible preferred stock, Senior A preferred stock and Senior B preferred stock, and (iii) 2,269,463 shares of common stock underlying stock options exercisable within 60 days of April 30, 2019.

Description of capital stock

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect upon the closing of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of capital stock,” you should refer to our amended and restated certificate of incorporation, our amended and restated bylaws and our amended and our fifth restated investor rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part and will become effective upon the completion of this offering, and to the applicable provisions of Delaware law.

Upon completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock will be undesignated.

As of April 30, 2019, 27,336,054 shares of our common stock were outstanding and held by 95 stockholders of record. This amount assumes (i) the conversion of all outstanding shares of our convertible preferred stock into common stock and (ii) the cancellation of all outstanding shares of our redeemable preferred stock, each of which will occur upon the closing of this offering.

Common stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred stock

Upon the closing of this offering, (i) all outstanding shares of our convertible preferred stock will be automatically converted into shares of our common stock and (ii) all outstanding shares of our redeemable preferred stock will automatically be cancelled.

Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

Warrants to purchase common stock

As of April 30, 2019, warrants to purchase a total of 406,685 shares of our common stock were outstanding with exercise prices ranging from $2.02 per share to $8.02 per share. These warrants are exercisable immediately and expire on various dates. The warrants to purchase common stock include certain warrants issued to Silicon Valley Bank, or SVB, and one of its affiliates in connection with entering into and amending the loan and security agreement between us and SVB. In connection with entering into a Fifth Loan Modification Agreement, in October 2015, we issued SVB and its affiliate warrants to purchase an aggregate of 166,952 shares of our common stock at an exercise price of $2.02 per share. If unexercised, the warrant will expire on October 21, 2025. In connection with entering into the Sixth Loan Modification Agreement with SVB, in November 2016, we issued SVB a warrant to purchase 89,459 shares of common stock at an exercise price of $3.49 per share. If unexercised, the warrant will expire on November 6, 2026. Collectively, we refer to these warrants as the bank common stock warrants. The bank common stock warrants will neither expire nor be automatically exercised upon the closing of this offering.

On February 28, 2019, in connection with the amendment and restatement of our existing loan agreement with SVB, on February 28, 2019, we issued to each of SVB and WestRiver Innovation Lending Fund VII, L.P. a warrant to purchase up to 75,137 shares of our common stock (for an aggregate of 150,274 shares of our common stock) at an exercise price of $8.02 per share, which we refer to collectively as the 2019 warrants. If unexercised, each of the 2019 warrants will expire on February 27, 2029. The 2019 warrants will neither expire nor be automatically exercised upon the closing of this offering.

Warrants to purchase preferred stock

In October 2014, in connection with the sale of shares of our Senior A preferred stock, we issued a warrant to Baird Financial Corporation, or permitted assigns, to purchase up to an aggregate of 116,232 shares of our Senior A preferred stock at an exercise price of $2.1939 per share. We refer to this warrant as the 2014 Warrant. The 2014 Warrant will be automatically exercised, on a cashless basis, upon the closing of this offering. Based on an assumption that the fair market value of our common stock for purposes of automatic exercise under the warrant will be equal to the initial public offering price of $18.00 per share and assuming the automatic conversion of the shares of Senior A preferred stock issued pursuant to such automatic cashless exercise into shares of common stock, the 2014 Warrant will automatically net exercise and result in the issuance of 38,730 shares of our common stock upon the closing of this offering.

In February 2015, in connection with the sale of shares of our Junior Convertible preferred stock and redeemable preferred stock, we issued a warrant to Escalate Capital Partners SBIC I, L.P., or Escalate, or permitted assigns, to purchase up to an aggregate of a warrant to purchase 489,605 shares of our Junior Convertible preferred stock and 358,244 shares of our redeemable preferred stock, at an exercise price of $0.01 per share. This warrant will become exercisable for an aggregate of 222,819 shares of common stock upon the closing of this offering, whereby the portion of the warrant exercisable for 358,244 shares of our redeemable preferred stock will be cancelled upon the closing of this offering. The warrant will neither expire nor be automatically exercised upon the closing of this offering. If unexercised, this warrant will expire on September 5, 2020.

In November 2016, in connection with a Loan and Security Agreement with ORIX Growth Capital, LLC, or Orix, and Escalate Capital Partners SBIC III, LP, or Escalate III, we issued to each of Orix Finance Equity Partners, LP, and Escalate III a warrant to purchase up to an aggregate of 336,280 shares of our Senior A preferred stock at an exercise price of $6.59 per share. These warrants will become exercisable for an aggregate of 153,041 shares of our common stock upon the closing of this offering. The warrants will neither expire nor be automatically exercised upon the closing of this offering. If unexercised, these warrants will expire on November 7, 2026.

Registration rights

Upon the closing of this offering, the holders of approximately 25,877,395 shares of our common stock, including those issuable upon the conversion of our convertible preferred stock and those issuable upon the exercise of certain warrants to purchase shares of our capital stock, will be entitled to certain rights with respect to the registration of these securities under the Securities Act under the terms of the investor rights agreement between us and certain of our stockholders. We refer to these shares collectively as registrable securities.

The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. Ordinarily, we will be required to pay all expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the exercise of these registration rights.

Demand registration rights

Beginning six months after the effective date of this registration statement, the holders of approximately 25,877,395 shares of our common stock, including those issuable upon the conversion of preferred stock upon the closing of this offering and those issuable upon the exercise of certain warrants to purchase shares of our capital stock, are entitled to demand registration rights. Under the terms of the investor rights agreement, we will be required, upon the written request of holders of at least a majority of the registrable securities then outstanding, and as expeditiously as possible, to use commercially reasonable efforts to effect the registration of registrable securities owned by such holder or holders having an aggregate value of at least $10 million (based on the market price or fair value of such shares on the date of the request). We are obligated to effect only three such registrations. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Short-form registration rights

Pursuant to the investor rights agreement, if we are eligible to file a registration statement on Form S-3, we will be required, upon the written request of one or more Purchasers (as defined in the investor rights agreement) holding registrable securities, to use commercially reasonable efforts to effect the registration of registrable securities having an aggregate value of at least $5 million (based on the market price or fair value of such shares on the date of the request). We are required to effect only two registrations in any twelve-month period pursuant to this provision of the investor rights agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback registration rights

Pursuant to the investor rights agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to notice of the registration and to include their shares in the registration, subject to certain exceptions. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Indemnification

Our investor rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify each selling stockholder, each underwriter of the shares being registered and each other person, if any, who controls such selling stockholder or underwriter within the meaning of the Securities Act or Exchange Act, for losses, claims, damages or liabilities, joint or several, and any legal or other expenses reasonably incurred, arising from or based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement, any omission or alleged omission to state a material fact in any registration statement or necessary to make the statements therein not misleading, or any violation or alleged violation by the indemnifying party of securities laws, subject to certain exceptions.

Expiration of registration rights

The registration rights granted under the investor rights agreement will terminate on the earliest of (i) the fifth anniversary of the completion of this offering, (ii) the date on which no Purchaser (as defined in the investor rights agreement) holds any registrable securities or (iii) a “Company Sale” as defined in the investor rights agreement.

Anti-takeover provisions

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying, deferring or preventing another party from acquiring control of us. These provisions, which are summarized below, are also designed in part to encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Board composition and filling vacancies

Our amended and restated certificate of incorporation to become effective in connection with the closing of this offering will provide for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation will also provide that directors may be removed only for cause and then only by the affirmative vote of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No written consent of stockholders

Our amended and restated certificate of incorporation to become effective in connection with the closing of this offering will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws to become effective in connection with the closing of this offering will provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements

Our amended and restated bylaws to become effective in connection with the closing of this offering will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws will specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to amended and restated certificate of incorporation and amended and restated bylaws

Our amended and restated certificate of incorporation to become effective in connection with the closing of this offering will provide that any amendment thereof must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated bylaws to become effective in connection with the closing of this offering may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in such amended and restated bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock

Our amended and restated certificate of incorporation to become effective in connection with the closing of this offering will provide for 20,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation to become effective in connection with the closing of this offering will grant our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Choice of forum

Our amended and restated bylaws, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for state law claims for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware, our amended and restated certificate of incorporation or our amended and restated bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of an consented to this provision. This exclusive forum provision will not apply to any causes of action arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The choice of forum provision in our amended and restated bylaws may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this choice of forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Exchange listing

Our common stock has been approved for listing on the NYSE under the trading symbol “PHR.”

Transfer agent and registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

Shares eligible for future sale

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the completion of this offering, based on the number of shares of our capital stock outstanding as of April 30, 2019, we will have outstanding an aggregate of 35,506,825 shares of common stock, assuming (1) the issuance of 7,812,500 shares of common stock offered by us in this offering, (2) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 25,311,535 shares of common stock upon the closing of this offering, (3) the cancellation of 42,560,530 shares of our redeemable preferred stock upon the closing of this offering, (4) the automatic cashless exercise of a warrant to purchase 116,232 shares of our Senior A preferred stock, which, based on an assumption that the fair market value of our common stock for purposes of automatic exercise under the warrant will be equal to the assumed initial public offering price of $18.00 per share and assuming the automatic conversion of the shares of Senior A preferred stock issued pursuant to such automatic cashless exercise into shares of common stock, would result in the issuance of 38,730 shares of our common stock upon the closing of this offering (5) the cashless exercise of the Junior Warrant which, based on an assumption that the fair market value of our common stock for purposes of cashless exercise under the Junior Warrant will be equal to the initial public offering price of $18.00 per share, and assuming the automatic conversion of the shares of Junior Convertible preferred stock issued pursuant to such cashless exercise into shares of common stock (and the automatic cancellation of the shares of redeemable preferred stock subject to such Junior Warrant) would result in the issuance of 222,547 shares of our common stock upon the closing of this offering, (6) the cashless exercise of a warrant to purchase 336,280 shares of our Senior A preferred stock which, based on an assumption that the fair market value of our common stock for purposes of cashless exercise under the warrant will be equal to the initial public offering price of $18.00 per share, and assuming the automatic conversion of the shares of Senior A preferred stock issued pursuant to such cashless exercise into shares of common stock, would result in the issuance of 96,994 shares of our common stock upon the closing of this offering, (7) no exercise of outstanding options or warrants, other than as described above, and (8) no exercise of the underwriters’ option to purchase additional shares.

Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares then outstanding, which will equal approximately 351,855 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up agreements

We, our directors and executive officers and holders of substantially all of our common stock, including the selling stockholders, have signed a lock-up agreement that prevent us and them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of J.P. Morgan Securities LLC, subject to certain exceptions. See the section entitled “Underwriting” appearing elsewhere in this prospectus for more information.

Registration rights

Upon the closing of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration of which this prospectus forms a part. See the section entitled “Description of capital stock—Registration rights” appearing elsewhere in this prospectus for more information.

Equity incentive plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Material U.S. federal income tax considerations for non-U.S. holders of common stock

The following discussion is a summary of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their purchase, ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	an individual who is not a citizen or resident of the United States;

•

a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes that is not created or organized under the laws of the United States, any state thereof, or the District of Columbia; or

•	a foreign estate or trust, the income of which is not subject to U.S. federal income tax on a net income basis.

This discussion does not address the tax treatment of partnerships or other entities or arrangements that are treated as partnerships for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other entities treated as partnerships. If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partnership in a partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partnership level. A partner in a partnership or other entity treated as a partnership that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other entity treated as a partnership, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current published rulings and administrative rulings of the Internal Revenue Service, which we refer to as the IRS, and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the IRS will not challenge, or a court will not take a contrary position to, one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, generally property held for investment.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, including the alternative minimum tax, the Medicare tax on net investment income, the timing of income accruals required under Section 451(b) of the Code, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code and any election to apply Section 1400Z-2 of the Code to gains recognized with respect to shares of our common stock. This discussion also does not address any U.S. state, local or non-U.S. taxes or any other aspect of any U.S. federal tax other than the U.S. federal income tax. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	banks;

•	tax-exempt or governmental organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	pension plans;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	“qualified foreign pension funds” and entities all of the interests of which are held by a “qualified foreign pension fund”;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who have elected to mark securities to market;

•	persons that have a functional currency other than the U.S. dollar;

•	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates and former citizens or long-term residents of the United States.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on our common stock

Distributions, if any, on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale or Other Taxable Disposition of Our Common Stock.” Any such distributions will also be subject to the discussions below under the sections titled “Backup withholding and information reporting” and “Withholding and information reporting requirements—FATCA.”

Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we or another withholding agent apply over-withholding or if a non-U.S. holder does not timely provide us with the required certification, the non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements (generally including provision of a valid IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on sale or other taxable disposition of our common stock

Subject to the discussions below under “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements—FATCA,” a non-U.S. holder generally will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply with respect to such effectively connected gain, as adjusted for certain items;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

we are, or have been, at any time during the five-year period preceding such sale or other taxable disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is “regularly traded,” as defined by applicable U.S. Treasury Regulations, on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the sale or other taxable disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup withholding and information reporting

We or other applicable withholding agent must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions, regardless of whether any tax was actually withheld. Non-U.S. holders may have to comply with specific certification procedures, such as the provision of a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, to establish that the holder is not a U.S. person (as defined in the Code), or otherwise establish an exemption, in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a sale or other taxable disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and information reporting requirements—FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a U.S. federal withholding tax at a rate of 30% on payments of dividends on, and gross proceeds from the sale or other taxable disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Under applicable U.S. Treasury Regulations and administrative guidance, withholding under FATCA currently applies to payments of dividends on our common stock. Currently proposed U.S. Treasury Regulations provide that FATCA withholding does not apply to gross proceeds from the disposition of property of a type that can produce U.S. source dividends or interest; however, prior versions of the rules would have made such gross proceeds subject to FATCA withholding. Taxpayers (including withholding agents) can currently rely on the proposed U.S. Treasury Regulations until final U.S. Treasury Regulations are issued. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and William Blair & Company, L.L.C. are acting as representatives of the underwriters listed in the table below. We have entered into an underwriting agreement with the selling stockholders and the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC	3,250,868
Wells Fargo Securities, LLC	2,089,844
William Blair & Company, L.L.C.	2,089,844
Allen & Company LLC	928,819
Piper Jaffray & Co.	928,819

Total	9,288,194

The underwriters are committed to purchase all the common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $1.26 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $1.26 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,393,229 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $1.26 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from the selling stockholders.

	Paid by the Company and the selling stockholders without Option Exercise	Paid by the selling stockholders with full Option Exercise
Per Share	$1.26	$1.26
Total	$11,703,124	$3,614,843

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $5,600,000. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $40,000. The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering upon closing of this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to certain exceptions, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans.

The selling stockholders, our directors and executive officers, and all of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with certain exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock approved for listing/quotation on under the symbol “PHR.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Directed share program

At our request, the underwriters have reserved up to 5% of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to our employees and friends and family members of such individuals. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Participants in this directed share program will not be subject to lock-up or market standoff restrictions with the underwriters or with us with respect to any shares purchased through the directed share program.

Notice to prospective investors in the European economic area

In relation to each member state of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus

Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration

Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an “Exempt Offer” in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the DFSA.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, New York, New York. Certain legal matters related to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

Experts

The financial statements of Phreesia, Inc. as of January 31, 2018 and 2019 and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 (File Number 333-232264) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. We also maintain a website at www.phreesia.com. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

Phreesia, Inc.

Report of independent registered public accounting firm

To the Stockholders and Board of Directors

Phreesia, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Phreesia, Inc. (the Company) as of January 31, 2019 and 2018, the related statements of operations, redeemable preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2019.

Philadelphia, Pennsylvania

April 17, 2019, except for Note 1(c), as to which the date is July 3, 2019

Phreesia, Inc.

Balance sheets

	January 31,
	2018	2019

Assets

Current:
Cash and cash equivalents	$10,502,789	$1,542,514
Settlement assets	8,677,104	10,216,739
Accounts receivable, net of allowance for doubtful accounts of $541,764 and $517,107	12,308,911	16,109,035
Deferred contract acquisition costs	1,639,655	1,672,706
Prepaid expenses	2,825,823	3,339,788

Total current assets	$35,954,282	$32,880,782
Property and equipment, net of accumulated depreciation and amortization of $20,333,135 and $27,862,007	13,170,218	14,211,018
Capitalized Internal-use software, net of accumulated amortization of $10,612,480 and $14,621,135	6,715,239	7,816,060
Deferred contract acquisition costs	693,923	1,521,400
Intangibles assets, net of accumulated amortization of $0 and $33,269	—	1,436,731
Goodwill	—	250,190
Other assets	602,657	1,145,319

Total assets	$57,136,319	$59,261,500

Liabilities, Redeemable Preferred Stock and Stockholders’ Equity (Deficit)

Current:
Settlement obligations	$8,677,104	$10,216,739
Current portion of long term debt	1,166,666	97,222
Current portion of capital leases	1,662,441	1,869,343
Accounts payable	2,202,611	4,159,994
Accrued expenses	6,388,074	5,097,868
Deferred revenue	4,886,459	6,487,910

Total current liabilities	$24,983,355	$27,929,076
Long term debt, net of current portion	19,452,840	27,917,828
Capital leases, net of current portion	652,407	2,401,104
Warrant liability	3,440,039	5,497,627

Total liabilities	$48,528,641	$63,745,635

Commitments and contingencies (Note 11)

Redeemable preferred stock:
Senior A redeemable convertible preferred stock, $0.01 par value—authorized, 14,500,000 shares; issued and outstanding, 13,674,365 shares at January 31, 2018 and 2019 (liquidation value $41,512,432 at January 31, 2019);	57,022,102	79,311,317
Senior B redeemable convertible preferred stock, $0.01 par value—authorized, 10,820,169 shares; issued and outstanding, 9,197,142 shares at January 31, 2018 and 2019 (liquidation value $37,357,084 at January 31, 2019);	43,962,340	51,871,881
Junior convertible preferred stock, $0.01 par value—authorized, 34,000,000 shares; issued and outstanding, 32,746,041 shares at January 31, 2018 and 2019 (liquidation value $32,746,041 at January 31, 2019);	32,746,041	32,746,041
Redeemable preferred stock, $0.01 par value—authorized, 44,000,000 shares; issued and outstanding, 42,560,530 shares at January 31, 2018 and 2019 (liquidation value $42,560,530 at January 31, 2019);	42,560,530	42,560,530

Total redeemable preferred stock	176,291,013	206,489,769

Stockholders’ Equity (Deficit):
Common stock, $0.01 par value—authorized 80,000,000 shares; 1,638,331 shares and 1,994,721 shares issued and outstanding at January 31, 2018 and 2019, respectively;	16,383	19,947
Additional paid-in capital	—	—
Accumulated deficit	(167,699,718)	(210,993,851)

Total stockholders’ equity (deficit)	$(167,683,335)	$(210,973,904)

Total Liabilities, Redeemable Preferred Stock and Stockholders’ Equity (Deficit)	$57,136,319	$59,261,500

See notes to Financial Statements

Phreesia, Inc.

Statements of operations

	For the years ended January 31,
	2018	2019

Revenue:
Subscription and related services	$32,429,707	$43,928,150
Payment processing fees	28,671,453	36,881,009
Life sciences	18,732,979	19,079,646

Total revenue	79,834,139	99,888,805

Expenses:
Cost of revenue (excluding depreciation and amortization)	12,562,152	15,105,311
Payment processing expense	17,208,952	21,891,855
Sales and marketing	24,760,736	26,366,643
Research and development	11,376,847	14,349,275
General and administrative	18,837,878	20,075,583
Depreciation	6,831,946	7,551,890
Amortization	2,808,348	4,041,924

Total expenses	94,386,859	109,382,481
Operating loss	(14,552,720)	(9,493,676)

Other Income (expense):
Other income (expense)	601,630	(6,558)
Change in fair value of warrant liability	(598,376)	(2,057,588)
Interest income (expense)	(3,642,401)	(3,504,185)

Total other income (expense)	(3,639,147)	(5,568,331)
Net loss	(18,191,867)	(15,062,007)
Accretion of redeemable preferred stock	(19,981,235)	(30,198,756)

Net loss attributable to common stockholders	$(38,173,102)	$(45,260,763)

Net loss per share attributable to common stockholders, basic and diluted	$(24.81)	$(24.53)

Weighted-average common shares outstanding, basic and diluted	1,538,600	1,844,929

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.53)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)		28,026,033

See notes to Financial Statements

Phreesia, Inc.

Statements of redeemable preferred stock and stockholders’ deficit

	Redeemable preferred stock									Stockholders’ deficit
	Senior A		Senior B		Junior		Redeemable			Common stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amounts	Total	Shares	Amount	Additional Paid-in Capital	Accumulated deficit	Total
Balance, February 1, 2017	13,674,365	$48,543,996	—	$—	32,718,098	$32,718,098	42,560,530	$42,560,530	$123,822,624	1,494,731	$14,947	$—	$(130,477,244)	$(130,462,297)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(18,191,867)	(18,191,867)
Issuance of Senior B redeemable convertible preferred stock, net of costs of $1,540,783	—	—	9,197,142	32,459,211	—	—	—	—	32,459,211	—	—	—	—	—
Net exercise of warrants	—	—	—	—	27,943	27,943	—	—	27,943	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	804,707	—	804,707
Exercise of stock options	—	—	—	—	—	—	—	—	—	143,600	1,436	145,921	—	147,357
Accretion of redeemable preferred stock	—	8,478,106	—	11,503,129	—	—	—	—	19,981,235	—	—	(950,628)	(19,030,607)	(19,981,235)

Balance, January 31, 2018	13,674,365	$57,022,102	9,197,142	$43,962,340	32,746,041	$32,746,041	42,560,530	$42,560,530	$176,291,013	1,638,331	$16,383	$—	$(167,699,718)	$(167,683,335)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(15,062,007)	(15,062,007)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	1,447,199	—	1,447,199
Exercise of stock options	—	—	—	—	—	—	—	—	—	316,063	3,161	358,114	—	361,275
Issuance of common stock in connection with acquisition	—	—	—	—	—	—	—	—	—	40,327	403	161,317	—	161,720
Accretion of redeemable preferred stock	—	22,289,215	—	7,909,541	—	—	—	—	30,198,756	—	—	(1,966,630)	(28,232,126)	(30,198,756)

Balance, January 31, 2019	13,674,365	$79,311,317	9,197,142	$51,871,881	32,746,041	$32,746,041	42,560,530	$42,560,530	$206,489,769	1,994,721	$19,947	$—	$(210,993,851)	$(210,973,904)

See notes to Financial Statements

Phreesia, Inc.

Statements of cash flows

	For the years ended January 31,
	2018	2019

Cash flows from operating activities:
Net loss	$(18,191,867)	$(15,062,007)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,640,294	11,593,814
Stock-based compensation expense	804,707	1,447,199
Change in fair value of warrants liability	598,376	2,057,588
Amortization of debt discount	903,843	798,310
Cost of Phreesia hardware purchased by customers	—	584,775

Changes in operating assets and liabilities
Accounts receivable	(3,382,215)	(3,800,124)
Prepaid expenses and other assets	(318,821)	(540,273)
Deferred contract acquisition costs	(383,462)	(860,528)
Accounts payable	(2,057,157)	1,957,383
Accrued expenses	1,967,900	(1,907,514)
Deferred revenue	(723,460)	1,601,451

Net cash used in operating activities	$(11,141,862)	$(2,129,926)

Cash flows used in investing activities:
Acquisition	—	(1,190,470)
Capitalized internal-use software	(5,374,595)	(5,109,476)
Purchases of property and equipment	(6,590,390)	(4,723,800)

Net cash used in investing activities	$(11,964,985)	$(11,023,746)

Cash flows from financing activities:
Proceeds from revolving line of credit	12,400,000	14,800,000
Repayment of revolving line of credit	(20,400,000)	(7,000,000)
Proceeds from loan payable	10,000,000	—
Repayment of term loan	(1,166,667)	(1,166,667)
Payments of capital leases	(1,928,636)	(2,469,860)
Payment of debt issuance costs	(225,000)	(136,099)
Proceeds from issuance of preferred stock, net	32,459,211	—
Proceeds from issuance of common stock upon exercise of stock options	147,357	361,275
Deferred offering costs	—	(195,252)

Net cash provided by financing activities	$31,286,265	$4,193,397

Net increase (decrease) in cash and cash equivalents	8,179,418	(8,960,275)
Cash and cash equivalents—beginning of year	2,323,371	10,502,789

Cash and cash equivalents—end of year	$10,502,789	$1,542,514

Disclosures of additional investing and financing activities:

Supplemental information:
Property and equipment acquisitions through capital leases	$781,388	$4,425,459
Deferred debt issuance costs included in accrued expenses	100,000	—
Deferred offering costs included in accrued expenses	—	344,309
Shares issued in connection with acquisition	—	161,720
Net exercise of preferred stock warrant	27,943	—

Cash paid for:
Interest	$2,815,802	$2,799,383

See notes to Financial Statements

Phreesia, Inc.

Notes to Financial Statements

1. Background and liquidity

(a) Background

Phreesia, Inc. (the “Company”) is a leading provider of comprehensive solutions that transform the healthcare experience by engaging patients in their care and enabling healthcare provider organizations to optimize operational efficiency, improve profitability and enhance clinical care. Through the SaaS-based Phreesia Platform (the “Phreesia Platform”), the Company offers healthcare provider organizations a robust suite of solutions to manage the patient intake process and an integrated payments solution for secure processing of patient payments. The Company’s Platform also provides life sciences companies with an engagement channel for targeted and direct communication with patients. The Company was formed in May 2005, and has its corporate headquarters in New York, and operations offices in Raleigh, North Carolina and Ottawa, Canada.

(b) Liquidity

Since the Company commenced operations, it has not generated sufficient revenue to meet its operating expenses and has continued to incur significant net losses. To date, the Company has primarily relied upon the proceeds from issuances of preferred stock and debt to fund its operations as well as sales in the normal course of business. Management believes that losses and negative cash flows will continue for at least the next year.

Management believes that the Company’s cash and cash equivalents at January 31, 2019 along with cash generated in the normal course of business, and available borrowing capacity under its February 2019 Credit Facility (Note 5), are sufficient to fund its operations through at least April 2020. Additional financing may be required for the Company to successfully implement its long-term strategy. There can be no assurance that additional financing, if needed, can be obtained on terms acceptable to the Company. The ability of the Company to achieve successful operations will depend on, among other things, new business, the retention of customers, and the effectiveness of sales and marketing initiatives. The Company is subject to a number of risks similar to other companies in its stage of business life cycle, including dependence on key individuals, competition from established companies, and the need to fund future product and services development.

(c) Recapitalization

The Company effected a 0.4551-for-1 reverse split of its common stock on July 3, 2019. The reverse split combined each approximately 2.1973 shares of the Company’s issued and outstanding common stock into one share of common stock and correspondingly adjusted the conversion price of its convertible preferred stock. No fractional shares were issued in connection with the reverse split. Any fractional share resulting from the reverse split was rounded down to the nearest whole share, and in lieu of any fractional shares, the Company will pay in cash to the holders of such fractional shares an amount equal to the fair market value, as determined by the board of directors, of such fractional shares. All share, per share and related information presented in the financial statements and accompanying notes have been retroactively adjusted, where applicable, to reflect the reverse stock split.

Phreesia, Inc.

Notes to Financial Statements

2. Basis of presentation

(a) Basis of presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the accounts of Phreesia, Inc. and its branch operation in Canada.

(b) Fiscal year

The Company’s fiscal year ends on January 31. References to fiscal 2018 and 2019 refer to the fiscal year ended January 31, 2018 and 2019, respectively.

3. Summary of significant accounting policies

(a) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant assumptions and estimates relate to the allowance for doubtful accounts, capitalized internal-use software, the determination of the useful lives of property and equipment, the fair value of securities underlying stock-based compensation, the fair value of stock warrants, the fair value of its business acquisitions, and the realization of deferred tax assets.

(b) Revenue recognition

The Company generates revenue primarily from providing an integrated SaaS-based software and payment platform for the healthcare industry. The Company derives revenue from subscription fees, approximately 95% of which are generated from fees related to our base package and add-ons, and related services generated from the Company’s provider customers for access to the Phreesia Platform, payment processing fees based on patient payment volume processed through the Phreesia Platform, and from digital marketing revenue from life sciences companies to reach, educate and communicate with patients when they are most receptive and actively seeking care.

The Company has adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, using the full retrospective method which applied ASC 606 to all periods presented.

The Company accounts for revenue from contracts with customers by applying the requirements of Topic 606. Accordingly, the Company determines revenue recognition through the following steps:

•	identification of the contract, or contracts, with a customer;
•	identification of the performance obligations in the contract;
•	determination of the transaction price;
•	allocation of the transaction price to the performance obligations in the contract; and
•	recognition of revenue when, or as, the Company satisfies a performance obligation.

Phreesia, Inc.

Notes to Financial Statements

Revenues are recognized when control of these services is transferred to the Company’s customers, in an amount that reflects the consideration it expects to be entitled to in exchange for those services.

The majority of the Company’s contracts with customers contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately when they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The Company determines the standalone selling prices based on our overall pricing objectives, taking into consideration market conditions and other factors, including other groupings such as customer type.

Subscription and related services

In most cases, the Company generates subscription fees, approximately 95% of which are generated from fees related to our base package and add-ons, from clients based on the number of healthcare provider organizations that utilize the Phreesia Platform and subscription fees for the Company’s self-service intake tablets (“PhreesiaPads”) and on-site kiosks (“Arrivals Stations”) and any other applications. The Company’s provider clients are typically billed monthly in arrears, though in some instances provider clients may opt to be billed quarterly or annually in advance. Subscription fees are typically auto-debited from client’s accounts every month. Revenue for provider subscriptions is recognized over the term of the respective provider contract. Services revenues are recognized over the respective non-cancelable subscription term because of the continuous transfer of control to the customer. The Company’s subscription arrangements are considered service contracts, and the customer does not have the right to take possession of the software. In certain arrangements, the Company leases its PhreesiaPads and Arrivals Stations through operating leases to its customers. Accordingly, these revenue transactions are accounted for using ASC 840, Leases. For fiscal 2018 and fiscal 2019, the amount of subscription and related services revenues recorded pursuant to ASC 840 was $3,543,807 and $4,748,563, respectively.

In addition, subscription and related services includes certain fees from clients for professional services associated with implementation services as well as travel and expense reimbursements, shipping and handling fees, sales of hardware (PhreesiaPads and Arrivals Stations), on-site support and training. The majority of the Company’s professional services for implementation are not distinct from Phreesia’s Platform and are therefore recognized over the term of the contract. Revenue from sales of Phreesia hardware and training are recognized in the period they are delivered to clients.

Payment processing fees

The Company generates revenue from payment processing fees based on the levels of patient payment volume resulting from credit and debit transactions (dollar value and number of card transactions) processed through Phreesia’s payment facilitator model. Payment processing fees are generally calculated as a percentage of the total transaction dollar value processed and/or a fee per transaction. The remainder of patient payment volume is composed of credit transactions for which Phreesia acts as a gateway to other payment processors, and cash and check transactions.

The Company recognizes the payment processing fees when the transaction occurs (i.e., when the processing services are completed). The Company collects the transaction amount from the cardholder’s bank via the Company’s third party payment processing partner and the card networks. The Company then remits the transaction amount to its customers approximately two business days after the transaction occurs. At the end

Phreesia, Inc.

Notes to Financial Statements

of each month, the Company bills its customers for any payment processing fees owed per its customer contractual agreements. Similarly, at the end of each month, the Company remits payments to third-party payment processors and financial institutions for interchange and assessment fees, processing fees, and bank settlement fees.

The Company acts as the merchant of record for its customers and works with payment card networks and banks so that its customers do not need to manage the complex systems, rules, and requirements of the payment industry. The Company satisfies its performance obligations and therefore recognizes the transaction fees as revenue upon completion of a transaction. Revenue is recognized net of refunds, which arise from reversals of transactions initiated by the Company’s customers.

The payment processing fees collected from customers are recognized as revenue on a gross basis as the Company is the principal in the delivery of the managed payment solutions to the customer. The Company has concluded it is the principal because as the merchant of record, it controls the services before delivery to the customer, it is primarily responsible for the delivery of the services to its customers, it has latitude in establishing pricing with respect to the customer and other terms of service, it has sole discretion in selecting the third party to perform the settlement, and it assumes the credit risk for the transaction processed. The Company also has the unilateral ability to accept or reject a transaction based on criteria established by the Company.

As the merchant of record, the Company is liable for settlement of the transactions processed and, accordingly, such costs are included in payment processing fees expense on the accompanying statements of operations.

Life sciences

The Company generates revenue from sales of digital marketing solutions to life sciences companies which is based largely on the delivery of messages at a contracted price per message to targeted patients. Messaging campaigns are sold for a specified number of messages delivered to qualified patients over an expected time frame. Revenue is recognized as the messages are delivered.

Disaggregation of revenue

Revenue from the Company’s contracts with its customers are disaggregated by revenue source on the accompanying statements of operations. The Company’s core service offerings are subscription and related services, payment processing fees and digital marketing solutions sold to life sciences companies. In addition, all of the Company’s revenue is derived from customers in the United States.

Remaining performance obligations

The Company does not disclose the value of unsatisfied performance obligations as the majority of its contracts relate to either: contracts with an original term of one year or less or contracts with variable consideration (i.e., the Company’s payment processing fees revenue).

Contract balances

Deferred revenue is a contract liability primarily related to billings in advance of revenue recognition from its subscription and life sciences services and, to a lesser extent, professional services and other revenues

Phreesia, Inc.

Notes to Financial Statements

described above. Deferred revenue is recognized as the Company satisfies its performance obligations. The Company generally invoices its customers in monthly or quarterly installments for subscription services. Accordingly, the deferred revenue balance does not generally represent the total contract value of a subscription arrangement. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue on the accompanying balance sheet.

Unbilled accounts receivable is a contract asset related to the delivery of the Company’s subscription and related services and for its life sciences revenue for which the related billings will occur in a future period.

The following table represents a rollforward of contract assets and contract liabilities:

	Contract assets (unbilled accounts receivable)	Contract liabilities (deferred revenue)
February 1, 2017	$78,287	$5,605,385
Contract asset additions	96,376	—
Amount transferred to receivables from contract assets	(68,287)	—
Increases due to invoicing prior to satisfaction of performance obligations	—	2,889,903
Performance obligations satisfied during the period that were included in the contract liability balance at the beginning of the period	—	(3,608,829)

January 31, 2018	$106,376	$4,886,459
Contract asset additions	615,492	—
Amount transferred to receivables from contract assets	(85,944)	—
Increases due to invoicing prior to satisfaction of performance obligations	—	5,899,413
Performance obligations satisfied during the period that were included in the contract liability balance at the beginning of the period	—	(4,297,962)

January 31, 2019	$635,924	$6,487,910

Cost to obtain a contract

The Company capitalizes sales commissions paid to internal sales personnel that are incremental to the acquisition of customer contracts. These costs are recorded as deferred contract acquisition costs on the accompanying balance sheets. The Company determines whether costs should be deferred based on its sales compensation plans and if the commissions are incremental and would not have occurred absent the customer contract.

Sales commission for subscription and related services are recorded when earned by our sales team. The majority of our sales commissions are considered to be costs of obtaining our customer contracts and as a result are capitalized and then amortized over a period of benefit that the Company has estimated to be three years. The Company determined the period of benefit by taking into consideration its customer contracts, its technology and other factors. Amortization is recognized on a straight-line basis commensurate with the pattern of revenue recognition. Amortization expense is included in sales and marketing expenses in the accompanying statements of operations and totaled $1,389,457 and $1,639,655 for the fiscal years ended January 31, 2018 and 2019, respectively. The Company periodically reviews these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the periods presented.

Phreesia, Inc.

Notes to Financial Statements

The following table represents a rollforward of deferred contract acquisition costs:

	January 31,
	2018	2019
Beginning balance	$1,950,116	$2,333,578
Additions to deferred contract acquisition costs	1,772,919	2,500,183
Amortization of deferred contract acquisition costs	(1,389,457)	(1,639,655)

Ending balance	$2,333,578	$3,194,106

Deferred contract acquisition costs, current (to be amortized in next 12 months)	1,639,655	1,672,706
Deferred contract acquisition costs, non current	693,923	1,521,400

Total deferred contract acquisition costs	$2,333,578	$3,194,106

(c) Cost of revenue (excluding depreciation and amortization)

Cost of revenue (excluding depreciation and amortization) primarily consists of costs to verify insurance eligibility and benefits, infrastructure costs for operation of our SaaS-based Platform such as hosting fees, certain fees paid to various third party partners for the use of their technology, and personnel expenses for implementation and technical support. Personnel expenses consist of salaries, benefits, bonuses and stock-based compensation.

(d) Payment processing expense

Payment processing expense consist primarily of interchange fees set by payment card networks and that are ultimately paid to the card-issuing financial institution, assessment fees paid to payment card networks, and fees paid to third-party payment processors and gateways.

(e) Sales and marketing

Sales and marketing expense consist primarily of personnel costs, including salaries, benefits, bonuses, stock-based compensation and commission costs for our sales and marketing personnel. Sales and marketing expense also include costs for advertising, promotional and other marketing activities, as well as certain fees paid to various third-party partners for sales lead generation. Advertising is expensed as incurred. Advertising expense was $17,454 and $133,868 for the fiscal years ended 2018 and 2019, respectively.

(f) Research and development

Research and development expense consist of costs for the design, development, testing and enhancement of the Company’s products and services and are generally expensed as incurred. These costs consist primarily of personnel costs, including salaries, benefits, bonuses, and stock-based compensation for our development personnel. Research and development expense also includes product management, life sciences analytics costs, third-party partner fees and third-party consulting fees, offset by any internal-use software development cost capitalized during the same period.

Phreesia, Inc.

Notes to Financial Statements

(g) General and administrative

General and administrative expense consist primarily of personnel costs, including salaries, benefits, bonuses, and stock-based compensation for our executive, finance, legal, human resources, information technology, and other administrative personnel. General and administrative expense also includes consulting, legal, security, accounting services and allocated overhead.

(h) Depreciation

Depreciation represents depreciation expense for PhreesiaPads and Arrivals Stations (collectively, Phreesia hardware), data center and other computer hardware, purchased computer software, furniture and fixtures and leasehold improvements.

(i) Amortization

Amortization primarily represents amortization of our capitalized internal-use software related to the Phreesia Platform as well as amortization of acquired intangible assets.

(j) Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(k) Settlement assets

Settlement assets represent amounts due from the Company’s payment processor for customer electronic processing transactions. Settlement assets are typically settled within one or two business days of the transaction date.

(l) Settlement obligations

Settlement obligations represent amounts due to customers for electronic processing transactions that have not been funded by the Company due to timing of settlement from the Company’s payment processor.

(m) Accounts receivable

Accounts receivable represent trade receivables, net of allowances for doubtful accounts. The Company estimates the allowance for doubtful accounts based on specific account analysis of at-risk customers. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time accounts are past due, the customer’s current ability to pay its obligations to the Company, and the condition of the industry as a whole. Accounts receivable are written off at the point that internal collections efforts have been exhausted. As of January 31, 2018 and 2019, the Company has reserved $541,764 and $517,107 for the allowance for doubtful accounts.

Account receivable also includes unbilled accounts receivable (see Contract Balances).

Phreesia, Inc.

Notes to Financial Statements

(n) Property and equipment

Property and equipment, including PhreesiaPads, are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives of the Company’s property and equipment have been estimated to be between three and seven years, with the useful lives of leasehold improvements being the shorter of the useful life of the asset or the life of the underlying lease. Maintenance and repair costs are charged to operations as incurred while expenditures for major improvements are capitalized.

Upon sale or disposition of property and equipment, the cost and related accumulated depreciation are removed from their respective accounts and any gain or loss is reflected in the statements of operations.

(o) Capitalized internal-use software

The Company capitalizes certain costs incurred for the development of computer software for internal use pursuant to ASC Topic 350-40, Intangibles—Goodwill and Other—Internal use software. These costs relate to the development of its Phreesia Platform. The Company capitalizes the costs during the development of the project, when it is determined that it is probable that the project will be completed, and the software will be used as intended. Costs related to preliminary project activities, post-implementation activities, training and maintenance are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life, which is generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The Company exercises judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. To the extent that the Company changes the manner in which it develops and tests new features and functionalities related to its solutions, assess the ongoing value of capitalized assets or determine the estimated useful lives over which the costs are amortized, the amount of internal-use software development costs the Company capitalizes and amortizes could change in future periods.

For fiscal 2018 and fiscal 2019, the Company capitalized $5,374,595 and $5,109,476, respectively, of costs related to the Phreesia Platform. During the years ended January 31, 2018 and 2019, amortization expense of capitalized internal-use software was $2,808,348 and $4,008,655, respectively. As of January 31, 2018 and 2019, the net book value of the Phreesia Platform was $6,715,239 and $7,816,060, respectively.

(p) Business combinations

The Company uses its best estimates and assumptions to accurately assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The Company’s estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. The Company continues to collect information and reevaluate these estimates and assumptions quarterly and records any adjustments to its preliminary estimates to goodwill provided that the Company is within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the statement of operations.

Phreesia, Inc.

Notes to Financial Statements

(q) Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets acquired and liabilities assumed in connection with business combinations accounted for using the acquisition method of accounting. Goodwill is not amortized, but instead goodwill is required to be tested for impairment annually and under certain circumstances. We perform such testing of goodwill in the fourth quarter of each fiscal year, or as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount.

The testing of goodwill is performed at the reporting unit. The Company’s reporting unit is the same as its operating segment. The test begins with a qualitative assessment to determine whether it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount. If it is concluded that it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount, it is necessary to perform the two-step goodwill impairment test. The two-step goodwill impairment test begins with a comparison of the estimated fair value of the reporting unit to the carrying value of the reporting unit. The first step, commonly referred to as a “step-one impairment test,” is a screen for potential impairment while the second step measures the amount of impairment if there is an indication from the first step that one exists.

All other intangible assets associated with purchased intangibles, consisting of customer relationships and acquired technology are stated at cost less accumulated amortization and are amortized on a straight-line basis over their estimated remaining economic lives.

(r) Long-lived assets

Long-lived assets, such as property and equipment and intangible assets, including capitalized internal-use software, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares the undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. There were no impairment charges recognized during any of the periods presented.

(s) Income taxes

An asset and liability approach is used for financial accounting and reporting of current and deferred income taxes. Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income or loss. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company follows the ASC 740, Accounting for Uncertainty in Income Taxes. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a Company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in the interim periods, disclosure, and transition.

Phreesia, Inc.

Notes to Financial Statements

The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition and the recording of a tax liability. The Company determined that there were no unrecognized tax benefits as of January 31, 2018 and 2019. The Company would recognize tax related interest and penalties, if applicable, as a component of its provision (benefit) from income taxes.

(t) Segment information

Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. The Company defines the term “chief operating decision maker” to be its Chief Executive Officer. The Company’s Chief Executive Officer reviews the financial information presented on an entire company basis for purposes of allocating resources and evaluating our financial performance. Accordingly, we have determined that we operate in a single reportable operating segment. Since we operate in one operating segment, all required financial segment information can be found in the financial statements.

(u) Redeemable preferred stock

All of the Company’s redeemable preferred stock is classified outside of stockholders’ deficit because the shares contain certain redemption features that are not solely within the control of the Company. At the time of issuance, the redeemable preferred stock is recorded at its issuance price, less issuance costs. The carrying values of the Senior Preferred are being accreted to their redemption values at each reporting period, which is equal to the greater of (i) the original issuance price plus unpaid accrued dividends or (ii) the fair value of the Senior Preferred. The Junior Preferred and Redeemable Preferred were accreted to their redemption amount, which is $1.00 per share. The Company records changes in the redemption value of redeemable preferred stock immediately as they occur as if the end of the reporting period was the redemption date for the instrument.

(v) Stock-based compensation

The Company recognizes the grant-date fair value of stock-based awards issued as compensation expense on a straight-line basis over the requisite service period, which is generally the vesting period of the award. To date, the Company has not issued awards where vesting is subject to performance or market conditions. The fair value of stock options is estimated at the time of grant using the Black-Scholes option pricing model, which requires the use of inputs and assumptions such as the estimated fair value of the underlying common stock, exercise price of the option, expected term, risk-free interest rate, expected volatility and dividend yield, the most critical of which is the estimated fair value of the Company’s common stock.

The estimated fair value of each grant of stock options awarded during the years ended January 31, 2018 and 2019 was determined using the following methods and assumptions:

•

Estimated fair value of common stock. As the Company’s common stock has not historically been publicly traded, its board of directors periodically estimates the fair value of the Company’s common stock considering, among other things, contemporaneous valuations of its preferred and common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Phreesia, Inc.

Notes to Financial Statements

•

Expected term. Due to the lack of a public market for the trading of the Company’s common stock and the lack of sufficient company-specific historical data, the expected term of employee stock options is determined using the “simplified” method, as prescribed in SEC Staff Accounting Bulletin (“SAB”) No. 107 (“SAB 107”), Share-Based Payment, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option.

•

Risk-free interest rate. The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term.

•

Expected volatility. The expected volatility is based on historical volatilities of peer companies within the Company’s industry which were commensurate with the expected term assumption, as described in SAB 107.

•	Dividend yield. The dividend yield is 0% because the Company has never paid, and for the foreseeable future does not expect to pay, a dividend on its common stock.

The inputs and assumptions used to estimate the fair value of stock-based payment awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different inputs and assumptions, the Company’s stock-based compensation expense could be materially different for future awards.

(w) Warrant liability

Warrants to purchase shares of the Company’s redeemable preferred stock are classified as warrant liability on the accompanying balance sheet and recorded at fair value. This warrant liability is subject to re-measurement at each balance sheet date and the Company recognizes any change in fair value in its statements of operations as a change in fair value of the warrant liability. The Company will continue to adjust the carrying value of the warrants for changes in the estimated fair value until such time as these instruments are exercised, expire or, upon the closing of an initial public offering, when such warrants convert into warrants to purchase shares of common stock. At that time, the liabilities will be reclassified to additional paid-in capital, a component of stockholders’ deficit.

(x) Fair value of financial instruments

Certain assets and liabilities are carried at fair value under generally accepted accounting principles. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities or other inputs that are observable or can be corroborated by observable market.

Phreesia, Inc.

Notes to Financial Statements

Level 3—Unobservable inputs which are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

(y) Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of Cash and cash equivalents, accounts receivable and settlement assets. The Company’s cash and cash equivalents are held by established financial institutions. The Company does not require collateral from its customers and generally requires payment within 30 to 60 days of billing. Settlement assets are amounts due from well-established payment processing companies and normally take one or two business days to settle which mitigates the associated risk of concentration. The Company has one third-party payment processor.

The Company’s customers are primarily physician’s offices located in the United States and pharmaceutical companies. The Company did not have any individual customers that represented more 10% of total revenues for fiscal 2018 and fiscal 2019.

(z) Deferred offering costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs will be recorded in stockholders’ deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the equity financing no longer be considered probable of being consummated, all deferred offering costs would be charged to operating expenses in the statement of operations. Deferred offering costs were $539,560 at January 31, 2019 and are included within Other assets on the accompanying balance sheet.

(aa) Foreign currency

The Company has a branch office in Canada that provides operational support. The functional currency of the Company’s foreign branch is the U.S. dollar. Accordingly, assets and liabilities of the Company’s foreign branch are re-measured into U.S. dollars at the exchange rates in effect at the reporting date with differences recorded as transaction gains and losses within other income (expense).

(bb) New accounting pronouncements

JOBS Act accounting election

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the

Phreesia, Inc.

Notes to Financial Statements

earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. The Company has elected to early adopt certain new accounting standards, as disclosed herein. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently adopted accounting pronouncements

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, with guidance regarding the simplification of accounting for share-based payment award transactions. The update changes the accounting for such areas as the accounting and cash flow classification for excess tax benefits and deficiencies; forfeitures; and tax withholding requirements and cash flow classification. This guidance was effective for public companies for annual and interim periods beginning after December 15, 2016, with early adoption permitted. The Company adopted the new guidance effective February 1, 2017, and it did not have a material effect on its financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This guidance was effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, with early adoption permitted. The amendments in this ASU are applied prospectively to an award modified on or after the adoption date. The Company adopted the new guidance effective February 1, 2018, and it did not have a material effect on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, with guidance intended to reduce the diversity in practice regarding how certain cash receipts and cash payments are presented and classified within the statement of cash flows. The update addresses eight specific cash flow issues including: debt prepayment or debt extinguishment costs; the settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies or bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. This guidance was effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted the new guidance effective February 1, 2018, and it did not have a material effect on its financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which largely aligns the accounting for share-based payment awards issued to nonemployees with the accounting for share-based payment awards issued to employees. Under previous GAAP, the accounting for nonemployee share-based payments differed from that applied to employee awards, particularly with regard to the measurement date and the impact of performance conditions. Under the new guidance, (i) equity-classified share-based payment awards issued to nonemployees will be measured at the grant date, instead of the previous requirement to re-measure the awards through the performance completion date, (ii) for performance conditions, compensation cost associated with the award will be recognized when the achievement of the performance condition is probable, rather than upon

Phreesia, Inc.

Notes to Financial Statements

achievement of the performance condition, and (iii) the current requirement to reassess the classification (equity or liability) for nonemployee awards upon vesting will be eliminated, except for awards in the form of convertible instruments. This new guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year and early adoption is permitted. The Company adopted ASU 2018-07 as of February 1, 2018 and the impact was not material.

Recent accounting pronouncement not yet adopted

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 updates the disclosure requirements for fair value measurements and is effective for financial statements issued for fiscal years beginning after December 15, 2019. The Company is currently evaluating the potential impact of the adoption of this standard on the Company’s financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to record most leases on their balance sheets but recognize the expenses on their statement of operations in a manner similar to current accounting rules. Topic 842 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-of-use (ROU) asset for the right to use the underlying asset for the lease term. The updated guidance for private companies is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. The Company plans to adopt this new standard in the first quarter of fiscal 2021 on February 1, 2020 and expects to use the effective date as our date of initial application. The new standard provides a number of optional practical expedients in transition. The Company expects to elect the ‘package of practical expedients,’ which permits the Company not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company does not expect to elect the use-of-hindsight or the practical expedient pertaining to land easements; the latter not being applicable to the Company. The new standard also provides practical expedients for an entity’s ongoing accounting. The Company currently expects to elect the short-term lease recognition exemption for all of its leases. This means, for those leases that qualify, the Company will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company is currently evaluating the potential impact of this standard on the Company’s financial statements.

4. Composition of certain financial statement captions

(a) Accrued expenses

Accrued expenses at January 31, 2018 and 2019 are as follows:

	January 31,
	2018	2019
Payment processing fees liability	$1,858,038	$2,266,621
Commission and bonus	2,364,828	320,402
Acquisition	—	350,000
Vacation	401,773	417,467
Other	1,763,435	1,743,378

Total	$6,388,074	$5,097,868

Phreesia, Inc.

Notes to Financial Statements

(b) Property and equipment

Property and equipment at January 31, 2018 and 2019 are as follows:

	Useful life (years)	January 31,
		2018	2019
PhreesiaPads and Arrivals Stations	3	$19,936,196	$22,746,783
Computer equipment	3	9,213,536	14,338,489
Computer software	3	2,139,156	2,166,015
Hardware development	3	709,299	1,024,357
Furniture and fixtures	7	612,060	646,708
Leasehold improvements	2	893,106	1,150,673

Total property and equipment		$33,503,353	$42,073,025
Less accumulated depreciation and amortization		(20,333,135)	(27,862,007)

Property and equipment—net		$13,170,218	$14,211,018

Depreciation expense related to property and equipment amounted to $6,831,946 and $7,551,890 for the years ended January 31, 2018 and 2019, respectively.

Assets under capital leases included in computer equipment were $5,810,029 and $10,235,489 at January 31, 2018 and 2019, respectively. Accumulated amortization of assets under capital lease was $3,274,915 and $5,368,525 at January 31, 2018 and 2019, respectively.

(c) Intangible assets

The following presents the details of intangible assets as of January 31, 2019. There were no intangible assets as of January 31, 2018.

	January 31, 2019
	Gross carrying amount	Accumulated amortization	Net	Life	Remaining useful life (in years)
Acquired technology	$490,000	$(13,699)	$476,301	5	4.8
Customer Relationship	980,000	(19,570)	960,430	7	6.8

	$1,470,000	$(33,269)	$1,436,731

Amortization expense associated with intangible assets for the fiscal year ended January 31, 2019 was $33,269.

Phreesia, Inc.

Notes to Financial Statements

The estimated amortization expense for intangible assets for the next five years and thereafter is as follows as of January 31, 2019:

Year Ending January 31,
2020	$238,000
2021	238,000
2022	238,000
2023	238,000
2024	224,301
Thereafter	260,430

$1,436,731

(d) Goodwill

The changes in the carrying amount of goodwill were as follows. There was not any goodwill balance in fiscal 2018.

Balance at February 1, 2018	$—
Vital Score Acquisition	250,190

Balance at January 31, 2019	$250,190

(e) Accounts receivable

Accounts Receivable at January 31, 2018 and 2019 are as follows:

	January 31,
	2018	2019
Billed	$12,744,299	$15,990,218
Unbilled	106,376	635,924

	12,850,675	16,626,142
Less: Allowance for doubtful accounts	(541,764)	(517,107)

	$12,308,911	$16,109,035

Phreesia, Inc.

Notes to Financial Statements

5. Debt

As of January 31, 2018 and 2019, the Company had the following outstanding loan balances:

	January 31,
	2018	2019
Term loan	$2,208,334	$1,041,667
Line of credit	—	7,800,000
Loan payable	20,000,000	20,000,000

	$22,208,334	$28,841,667
Less current maturities	(1,166,666)	(97,222)
Less deferred financing costs	(1,730,554)	(995,959)
Plus accrued Final payment	141,726	169,342

Long term debt, net of current portion	$19,452,840	$27,917,828

The Company had a loan facility with a commercial bank that provided for a term loan with an original principal amount of $3,500,000 and a $10,000,000 revolving line of credit, which was later increased to $20,000,000. The term loan was interest only, at a floating per annum rate equal to the Prime Rate as quoted by Wall Street Journal print edition less three-quarters of one percent (0.75%), for 12 months from the date of borrowing followed by 36 monthly payments of principal and interest. The Prime Rate was 4.50% and 5.50% as of January 31, 2018 and 2019, respectively. In addition to principal and interest payments due under the Loan facility, the Company was required to make a final payment fee to the lender due upon the earlier of prepayment or maturity of the term loan, which was equal to 5% of the principal balance, or $175,000. The Company accrued the estimated final payment fee using the effective interest rate, with a charge to interest expense of $50,545 and $27,616 for fiscal 2018 and fiscal 2019, respectively, over the term loan amortization period. Interest expense related to the term loan was $244,539 and $120,653, including amortization of deferred financing costs of $98,262 and $23,459, for fiscal 2018 and fiscal 2019, respectively. For the years ended January 31, 2018 and 2019, the effective interest rate on the term loan was 8.8% and 7.4%, respectively. Borrowings under the term loan were repaid in full with the proceeds from the New Loan Agreement that was entered into on February 28, 2019.

Borrowings under the revolving line of credit bore interest at the prime rate plus 1.00% and were limited to the greater of $20,000,000 or an amount determined pursuant to a borrowing base. The revolving credit facility had a maturity date of November 2019. Borrowings under this facility were collateralized by substantially all of the assets of the Company and the Company was required to comply with certain financial covenants related to this facility. The Company was in compliance with all covenants as of January 31, 2018 and 2019. Weighted-average borrowings outstanding under the revolving line of credit were $8,658,082 and $971,370 during fiscal 2018 and fiscal 2019, respectively. Interest expense under the revolving line of credit was $785,558 and $364,442, including amortization of deferred financing costs of $248,471 in both periods, for the years ended January 31, 2018 and 2019, respectively. Borrowings under this facility were repaid in full with proceeds from the New Loan Agreement that was entered into on February 28, 2019.

On November 7, 2016, the Company entered into a 5-year term loan agreement with two third-party lenders in an aggregate original principal amount of $10,000,000 plus an additional $10,000,000 that was available through May 31, 2017 (the “Loans Payable”). The initial advance of $10,000,000 was drawn down simultaneously with the execution of the agreement and the second advance of $10,000,000 was drawn down

Phreesia, Inc.

Notes to Financial Statements

in May 2017. Borrowings under the Loans Payable were subordinated to borrowings under the term loan and revolving line of credit. The outstanding principal amount of the Loans Payable was subject to interest each month at an interest rate equal to 11% per annum with the principal was due in 30 equal installments beginning in June 2019. Interest expense related to the Loans Payable was $2,401,319 and $2,729,320, including amortization of deferred financing costs of $506,565 and $498,764, for the years ended January 31, 2018 and 2019, respectively. For fiscal 2018 and fiscal 2019, the effective interest rate on the Loan Payable was 14.2% and 13.6%, respectively. Borrowings under the Loans Payable were repaid in fully with proceeds from the New Loan Agreement that was entered into on February 28, 2019.

On February 28, 2019 (the “Effective Date”), the Company entered into an Amended and Restated Loan and Security Agreement (the New Loan Agreement) that provides for a $20,000,000 term loan and a revolving credit facility with up to $25,000,000 of availability. The proceeds from the New Loan Agreement were used to repay in full the term loan, which had a balance of $1,041,667 at January 31, 2019, the balance due under the line of credit under the prior facility, which was $7,800,000 at January 31, 2019, and the $20,000,000 outstanding under the Loans Payable. The Company is also permitted to borrow an additional $10,000,000 term loan (the “Term Loan B Advance”) and, subject to the bank’s approval, another $15,000,000 (the “Term Loan C Advance”) prior to February 28, 2020. The term loans under the New Loan Agreement bear interest, which is payable monthly, at a floating rate equal to the bank’s prime rate plus 1.50% until such time that EBITDA reaches a defined level, after which time the interest rate is reduced to the prime plus 0.75%. Principal payments due under the term loans are due in 36 equal monthly installments beginning in March 2021. In addition to principal and interest payments due under the term loans, the Company is required to make a final payment to the lenders due upon the earlier of prepayment or maturity of the term loan, which is equal to 2.75% of the original principal amount. If the Company prepays the term loans prior to their respective scheduled maturities, it will also be required to make prepayment fees to the lenders equal to 3% if prepaid on or before the second anniversary of the Effective Date, 2% if prepaid after the second and on or before the third anniversary of funding or 1% if prepaid after the third anniversary of funding of the principal amounts borrowed.

Borrowings under the revolving credit facility are subject to a borrowing base equal to 80% of eligible accounts receivable plus a percentage of recurring revenue, as defined, not to exceed $25 million in the aggregate. Based on the borrowing base formula under the new facility, the Company would have $16,300,000 of availability at January 31, 2019. Borrowings under the revolving credit facility bear interest, which is payable monthly, at a floating rate equal to the greater of the bank’s prime rate less 0.50%, or 5.0% until such time that EBITDA reaches a defined level, after which time the interest rate is reduced to the greater of prime less 0.75% , or 4.75%. In addition to principal and interest due under the revolving credit facility, the Company is required to pay an annual fee of $100,000 per year during the first three years of the facility and then $75,000 per year in years four and five. The Company is required to pay a fee of 0.15% per year for any unused availability and a termination fee of 1.50% if the revolving credit agreement is terminated prior to its scheduled maturity.

The Company’s obligations under the New Loan Agreement are secured by a first priority security interest in substantially all of its assets, other than intellectual property. The New Loan Agreement includes a financial covenant that requires the Company to achieve specified revenue levels, as defined, through January 31, 2020, after which time revenue levels for covenants purposes will be determined by the bank based on the Company’s forecast, subject to certain minimums. The Company is also required to maintain certain liquidity levels, as defined.

Phreesia, Inc.

Notes to Financial Statements

The New Loan Agreement contains events of default, including, without limitation, events of default upon: (i) failure to make payment pursuant to the terms of the agreement; (ii) violation of covenants; (iii) material adverse changes to the Company’s business; (iv) attachment or levy on the Company’s assets or judicial restraint on its business; (v) insolvency; (vi) significant judgments, orders or decrees for payments by the Company not covered by insurance; (vii) incorrectness of representations and warranties; (viii) incurrence of subordinated debt; (ix) revocation of governmental approvals necessary for the Company to conduct its business; and (x) failure by the Company to maintain a valid and perfected lien on the collateral securing the borrowing.

In connection with the New Loan Agreement, the Company issued warrants to the lenders to purchase an aggregate of 150,274 shares of common stock at an exercise price of $8.02 per share. The warrants expire in February 2029.

The Company classified all of its borrowings as of January 31, 2019 as long-term debt based on the refinancing under the New Loan Agreement, with the exception of the $97,222 paid under the prior facility in February 2019 prior to the refinancing.

As of January 31, 2019, the Company’s long-term debt is payable as follows (based on the terms of the New Loan Agreement):

Year Ending January 31,
2020	$97,222
2021	—
2022	6,111,111
2023	6,666,667
2024	6,666,667
Thereafter	9,300,000

28,841,667
Less current portion	(97,222)

$28,744,445

6. Common stock

The Company’s Sixth Amended and Restated Certificate of Incorporation, as amended, authorizes the issuance of up to 80,000,000 shares of common stock, par value of $0.01 per share. Each share of common stock is entitled to one vote per share, pursuant to certain restrictions.

	January 31,
	2018		2019
	Shares	Amount	Shares	Amount
Common stock	1,638,331	$16,383	1,994,721	$19,947

Phreesia, Inc.

Notes to Financial Statements

As of January 31, 2018 and 2019, the Company has reserved the following shares of common stock for future issuance:

	January 31,
	2018	2019
Senior redeemable convertible preferred stock (Senior A)	6,223,202	6,223,202
Senior redeemable convertible preferred stock (Senior B)	4,185,616	4,185,616
Junior convertible preferred stock	14,902,717	14,902,717
Warrants to purchase Senior A redeemable convertible preferred stock	358,979	358,979
Warrants to purchase Junior redeemable convertible preferred stock	258,675	222,819
Warrants to purchase common stock	256,411	256,411
Employee stock options	5,291,791	5,055,505

Total	31,477,391	31,205,249

7. Preferred stock

The number of outstanding shares and amount of preferred stock are as follows:

	January 31,

	2018		2019
	Shares	Amount	Shares	Amount
Senior redeemable convertible preferred stock (Senior A)	13,674,365	$57,022,102	13,674,365	$79,311,317
Senior redeemable convertible preferred stock (Senior B)	9,197,142	43,962,340	9,197,142	51,871,881

Senior Preferred	22,871,507	100,984,442	22,871,507	131,183,198
Junior convertible preferred stock	32,746,041	32,746,041	32,746,041	32,746,041
Redeemable preferred stock	42,560,530	42,560,530	42,560,530	42,560,530

Total	98,178,078	$176,291,013	98,178,078	$206,489,769

(a) Redeemable preferred stock

On October 14, 2014 the Company issued 13,674,365 shares of Senior A Preferred at $2.1939 per share (the “Senior A Preferred Original Issue Price”) for total proceeds of approximately $30,000,000 and, prior thereto, effected a recapitalization of the previously outstanding Series A-D redeemable preferred stock by exchanging all then existing shares of Series A-D redeemable preferred stock into 33,344,348 shares of Junior Preferred and 43,214,680 shares of Redeemable Preferred (together with the Junior Preferred and Senior Preferred, the “Preferred Stock”). Issuance costs totaled $1,803,335.

On October 27, 2017 the Company issued 4,598,571 shares of Senior B Preferred at $3.6968 per share (the “Senior B Preferred Original Issue Price”) for total proceeds of approximately $17,000,000. On November 27, 2017, the Company issued an additional 4,598,571 shares of Senior B Preferred at the Senior B Preferred Original Issue Price for additional total proceeds of approximately $17,000,000. Total issuance costs were $1,540,783.

Phreesia, Inc.

Notes to Financial Statements

The holders of the Preferred Stock have rights, preferences and privileges as follows:

(b) Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, or the occurrence of a deemed liquidation event, the holders of shares of Senior Preferred then outstanding are entitled to be paid out of the assets of the Company that are available for distribution to its stockholders before any payment would be made to the holders of Junior Preferred, Redeemable Preferred and Common Stock, an amount per share equal to the Senior B Preferred Original Issue Price (in the case of the Senior B Preferred) and the Senior A Preferred Original Issue Price (in the case of the Series A Preferred), together with any accrued and unpaid Accruing Dividends (as defined below) (as adjusted for any excess Participating Amount, as defined below) and any other dividends declared but unpaid thereon (the aggregate amount per share payable to a holder of a share of Senior Preferred pursuant to this sentence is hereinafter referred to as the “Senior Preferred Liquidation Amount”).

Upon the completion of the distribution required to the Senior Preferred, the holders of shares of Junior Preferred and Redeemable Preferred then outstanding are entitled to be paid out of the remaining assets of the Company available for distribution to its stockholders on a pari passu basis before any payment would be made to the holders of Common Stock an amount per share equal to $1.00 per share (which is the “Junior Preferred Original Issue Price” and the “Redeemable Preferred Original Issue Price”), plus, in the case of the Junior Preferred, any dividends declared but unpaid thereon. The aggregate amount per share payable to a holder of a share of Junior Preferred pursuant to the preceding sentence is hereinafter referred to as the “Junior Preferred Liquidation Amount” and the aggregate amount per share payable to a holder of a share of Redeemable Preferred pursuant to the preceding sentence is hereinafter referred to as the “Redeemable Preferred Liquidation Amount.”

Upon the completion of the distribution required to the holders of Senior Preferred, Junior Preferred and Redeemable Preferred, the remaining assets would be distributed pro rata among the holders of Common Stock based on the number of shares of Common Stock held by each such holder.

For purposes of determining the amount each holder of Senior Preferred, Junior Preferred or Redeemable Preferred would be entitled to receive as a result of a liquidation, dissolution or winding up of the Company or a deemed liquidation event, each such holder of shares of Senior Preferred or Junior Preferred would be deemed to have converted (regardless of whether such holder actually converted) such holder’s shares of such series into shares of Common Stock (and tendered to the Company any shares of Redeemable Preferred held by such holder for no consideration) immediately prior to such liquidation, dissolution or winding up, or deemed liquidation event if, as a result of an actual conversion, such holder would receive in respect of such series, in the aggregate, an amount (plus, solely in the case of the Senior Preferred, an amount equal to any accrued and unpaid Accruing Dividends, subject to adjustment as described below) greater (such greater amount, the “Participating Amount”) than the aggregate amount that would be distributed to such holder for such series in respect of the Senior Preferred Liquidation Amount, Junior Preferred Liquidation Amount or Redeemable Preferred Liquidation Amount of such series, as described above. For the avoidance of doubt, if any such holder would be deemed to have converted shares of Senior Preferred or Junior Preferred into Common Stock because such holder would receive a greater amount as a result of such conversion, then such holder would not be entitled to receive any per share distributions in respect of the Senior Preferred Liquidation Amount, Junior Preferred Liquidation Amount or

Phreesia, Inc.

Notes to Financial Statements

Redeemable Preferred Liquidation Amount, as applicable, as described above (other than, with respect to holders of Senior Preferred, any accrued and unpaid Accruing Dividends, subject to adjustment as described below).

(c) Conversion

The “Senior A Conversion Price” shall mean an amount equal to the Senior A Preferred Original Issue Price, the “Senior B Conversion Price” shall mean an amount equal to the Senior B Preferred Original Issue Price, the “Junior Conversion Price” shall mean an amount equal $1.66 per share, and the “Conversion Price” shall mean, the Senior A Conversion Price, the Senior B Conversion Price or the Junior Conversion Price, as applicable. The Senior A Conversion Price, Senior B Conversion Price and/or Junior Conversion Price may be adjusted upon the occurrence of certain events as set forth in the Company’s certificate of incorporation.

Each share of Senior A Preferred is convertible into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Senior A Preferred Original Issue Price by the Senior A Conversion Price. Each share of Senior B Preferred is convertible into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Senior B Preferred Original Issue Price by the Senior B Conversion Price.

Each share of Junior Preferred is convertible into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing $1.66 by the Junior Conversion Price; provided, that, in connection with any such conversion of any shares of Junior Preferred, a number of shares of Redeemable Preferred equal to (a) the number of shares of Junior Preferred to be converted by such converting holder divided by the aggregate number of shares of Junior Preferred held by such holder (prior to such conversion), times (b) the number of shares of Redeemable Preferred held by such converting holder, would be automatically extinguished and cancelled and such holder would have no further rights with respect to such shares of Redeemable Preferred. The Redeemable Preferred is not convertible.

The conversion ratio for the Senior Preferred and Junior Preferred is 1:0.4551 at January 31, 2018 and 2019.

The Senior Preferred and Junior Preferred will convert automatically into Common Stock upon the closing of an initial public offering (IPO) offering. Upon the closing of an IPO, the holders of Senior Preferred will also be entitled to accrued but unpaid Accruing Dividends. Upon an automatic conversion of the Junior Preferred in connection with an IPO, all shares of Redeemable Preferred will be automatically extinguished and cancelled.

(d) Voting

Each holder of outstanding shares of Senior Preferred and Junior Preferred is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Senior Preferred or Junior Preferred, as applicable, are convertible and vote together with the holders of Common Stock as a single class. In addition, the Preferred Stock has certain special protective voting rights as described in the Company’s certificate of incorporation. The holders of the Redeemable Preferred are not entitled to vote in respect of such shares other than as required by law.

Dividends

The Common Stock, Junior Preferred and the Redeemable Preferred do not accrue any dividends.

Phreesia, Inc.

Notes to Financial Statements

From and after the date of the issuance of a share of Senior A Preferred, dividends accrue at the rate per annum of 8% of the Senior A Preferred Original Issue Price on each such share of Senior A Preferred (the “Accruing Dividends”). From and after the date of the issuance of a share of Senior B Preferred, dividends accrue at the rate per annum of 8% of the Senior B Preferred Original Issue Price on each such share of Senior B Preferred. Accruing Dividends accrue, whether or not declared, compound annually and are cumulative; provided, however, that the Accruing Dividends are subject to adjustment as set forth below. The Accruing Dividends are payable only upon occurrence of certain events, including a voluntary or involuntary liquidation, dissolution or winding up of the Company, a deemed liquidation event, a redemption of the Senior Preferred or upon an IPO of the Company.

The Accruing Dividends payable may be adjusted as follows: (a) if the Participating Amount for the applicable Senior Preferred (calculated on a per share basis) would be greater than or equal to 4.5 times the Senior A Preferred Original Issue Price or the Senior B Preferred Original Issue Price, as applicable, then no Accruing Dividends would be paid with respect to such share of Senior Preferred; (b) if the Participating Amount for the applicable Senior Preferred (calculated on a per share basis) would be less than or equal to 3.5 times the Senior A Preferred Original Issue Price or the Senior B Preferred Original Issue Price, as applicable, then 100% of the Accruing Dividends would be paid with respect to such share of Senior Preferred; and (c) if the Participating Amount for the applicable Senior Preferred (calculated on a per share basis) would be greater than 3.5 times and less than 4.5 times (such applicable multiple, the “Special Multiple”) the Senior A Preferred Original Issue Price or the Senior B Preferred Original Issue Price, as applicable, then the amount of the aggregate Accruing Dividends paid with respect to such share of Senior Preferred would equal the product of (a) the Applicable Difference and (b) an amount equal to 100% of the Accruing Dividends (prior to giving effect to any adjustment). The “Applicable Difference” means an amount equal to the difference between 4.5 times and the Special Multiple.

Cumulative undeclared dividends totaled $8,996,779 and $14,836,521 at January 31, 2018 and January 31, 2019, respectively.

(e) Redemption

Shares of Senior Preferred shall be redeemed by the Company out of funds lawfully available therefore at a price per share equal to the greater of (i) the fair market value of the Senior Preferred as of the redemption date and (ii) the Senior Preferred Original Issue Price, together with any other dividends declared but unpaid thereon, and any Accruing Dividends accrued by unpaid thereon (the “Senior Preferred Redemption Price”), in three annual installments commencing 60 days after receipt by the Company at any time on or after October 27, 2021, from the holders of at least a majority of the then outstanding shares of Senior Preferred, of written notice requesting redemption of all (but not less than all) shares of Senior Preferred. In addition, if at any time the Company (i) becomes legally insolvent or (ii) defaults on any outstanding debt which is material to the Company which such default results in an acceleration of such debt, the Board of Directors shall cause the Company to take all reasonable action to redeem the Senior Preferred at the Senior Preferred Redemption Price within one hundred and twenty (120) days after written notice from the holders of at least a majority of the then outstanding shares of Senior Preferred.

Effective only after the shares of Senior Preferred have been redeemed or with the express written consent of the holders of a majority of the then outstanding shares of Senior Preferred, shares of Junior Preferred and Redeemable Preferred shall be redeemed by the Company out of funds lawfully available therefor at a price per

Phreesia, Inc.

Notes to Financial Statements

share equal to the Junior Preferred Original Issue Price, together with any other dividends declared but unpaid thereon, or Redeemable Preferred Original Issue Price, respectively, in three annual installments commencing 60 days after receipt by the Company at any time on or after October 27, 2021, from the holders of at least a majority of the then outstanding shares of Junior Preferred, of written notice requesting redemption of all (but not less than all) shares of Junior Preferred and Redeemable Preferred.

The carrying values of the Senior Preferred are being accreted to their redemption values through January 31, 2019. The redemption values of the Senior Preferred are based on the estimated fair values at January 31, 2018 and 2019 because they are estimated to be greater than the original issuance price plus accrued dividends.

8. Stock options

In 2006, the Board of Directors adopted the Company’s 2006 Stock Option Plan, which provided for the issuance of options to purchase up to 151,548 shares of the Company’s common stock to officers, directors, employees, and consultants. Over the years, the Company has amended the plan to increase the shares available for issuance. On October 14, 2014, the Company increased the number of shares available for issuance under the 2006 plan to 4,424,986. The 2006 Stock Option Plan expired on August 2017.

In January 2018, the Board of Directors adopted the Company’s 2018 Stock Option Plan (as amended) (see note 17), which currently provides for the issuance of additional options to purchase up to 3,048,490 shares of the Company’s common stock to officers, directors, employees, and consultants. The option exercise price per share is determined by the Board of Directors based on the estimated fair value of the Company’s common stock.

Options granted under the plans have a maximum term of ten years and vest over a period determined by the Board of Directors (generally four years from the date of grant or the commencement of the grantee’s employment with the Company). Options generally vest 25% at the one-year anniversary of grant after which point they generally vest pro rata on a monthly basis.

The fair value of stock options is estimated on the date of the grant using the Black-Scholes option pricing model for each of the stock option awards granted. The assumptions are provided below. Expected volatility was based on the stock volatility for comparable publicly traded companies. The Company uses the simplified method as described in SAB 107 to estimate the expected life of stock options. Forfeitures are recorded when they occur. The risk-free rate was based on the U.S. Treasury yield curve at the time of the grant over the expected term of the stock option grants.

	January 31,
	2018	2019
Risk-free interest rate	2.59%	2.81%
Expected dividends	None	None
Expected term (in years)	6.25	6.25
Volatility	41.00%	40.00%
Weighted average fair value of grants	$2.07	$3.47

Phreesia, Inc.

Notes to Financial Statements

Stock option activity for fiscal 2018 and fiscal 2019 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding—February 1, 2017	4,295,364	$1.53
Granted during the year	1,295,132	$4.71
Exercised	(143,600)	$1.03
Forfeited and expired	(155,105)	$2.36

Outstanding—January 31, 2018	5,291,791	$2.30

Exercisable—January 31, 2018	3,260,333	$1.36

Amount vested in fiscal 2018	684,322	$1.91

Outstanding—February 1, 2018	5,291,791	$2.30
Granted during the year	262,566	$4.71
Exercised	(316,063)	$1.15
Forfeited	(182,789)	$3.72

Outstanding and expected to vest—January 31, 2019	5,055,505	$2.45	6.40	$28,217,000

Exercisable—January 31, 2019	3,658,339	$1.76	5.48	$23,072,000

Amount vested in fiscal 2019	736,028	$3.27

As of January 31, 2019, there are 42,213 shares available for future grant pursuant to the plan.

The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company’s estimated stock price at year end and the exercise price, multiplied by the related in-the-money options) that would have been received by the option holders had they exercised their options at the end of the fiscal year. This amount changes based on the market value of the Company’s common stock. The total intrinsic value of options exercised for fiscal 2018 and fiscal 2019 (based on the difference between the Company’s estimated stock price on the exercise date and the respective exercise price, multiplied by the number of options exercised) was $527,915 and $1,354,685, respectively.

For fiscal 2018 and fiscal 2019, the Company recorded stock-based compensation expense of $804,707 and $1,447,199, respectively. As of January 31, 2019, there is $3,194,905 of total unrecognized compensation cost related to stock options issued to employees that is expected to be recognized over a weighted-average term of 1.98 years.

During fiscal 2019, the Company recorded stock-based compensation of $6,738 related to restricted stock issued in connection with the Vital Score acquisition (Note 16). As of January 31, 2019, there is $154,981 of total unrecognized compensation cost related to these awards.

The Company has not recognized and does not expect to recognize in the foreseeable future, any tax benefit related to employee stock-based compensation expense.

Phreesia, Inc.

Notes to Financial Statements

9. Stock warrant liabilities

As of January 31, 2018 and 2019, the following warrants to purchase common and preferred stock were outstanding:

	Number of warrants January 31,
Warrants to purchase	2018	2019	Exercise price	Expiration
Senior A Preferred	116,232	116,232	$2.19	October 1, 2021
Senior A Preferred	672,560	672,560	$3.00	November 1, 2026
Junior Preferred	489,605	489,605	$0.01	September 5, 2020
Junior Preferred	32,590	—	$1.00	February 2, 2018
Junior Preferred	46,197	—	$1.00	April 15, 2018
Redeemable Preferred	358,244	358,244	$0.01	September 5, 2020
Redeemable Preferred	23,846	—	$0.73	February 2, 2018
Redeemable Preferred	33,802	—	$0.73	April 15, 2018

Total preferred stock (liability-classified)	1,773,076	1,636,641

Common stock	166,952	166,952	$2.02	October 21, 2025
Common stock	89,459	89,459	$3.49	November 1, 2026

Total common stock (equity-classified)	256,411	256,411

The following table summarizes the activity for the Company’s warrants for the periods presented:

	Common	Preferred
Balance at February 1, 2017	256,411	1,813,076
Exercised	—	(40,000)

Balance—January 31, 2018	256,411	1,773,076
Forfeited	—	(136,435)

Balance—January 31, 2019	256,411	1,636,641

The following table is a reconciliation of the warrant liability measured at fair value:

Warrant liability
Balance at February 1, 2017	$2,869,606
Exercised	(27,943)
Change in fair value of stock warrants during year	598,376

Balance at January 31, 2018	$3,440,039
Change in fair value of stock warrants during year	2,057,588

Balance at January 31, 2019	$5,497,627

10. Fair Value Measurements

The carrying value of the Company’s short-term financial instruments, including accounts receivable and accounts payable approximated fair value due to the short-term nature of these instruments.

Phreesia, Inc.

Notes to Financial Statements

The Company uses certain derivative financial instruments as part of its risk management strategy to reduce its foreign currency risk. The Company recognizes all derivatives on the balance sheet at fair value based on quotes obtained from financial institutions. The fair value of its foreign currency contracts at January 31, 2018 was an asset of $81,870, which is included in Other assets on the accompanying balance sheet. The fair value of its foreign currency contracts at January 31, 2019 was a liability of $142,858, which is included in Accounts payable on the accompanying balance sheet. The fair value of the foreign currency contracts are considered Level 2 in the fair value hierarchy in fiscal 2018 and 2019.

Warrant Liability—The carrying value of the stock warrant liability is adjusted to fair value each reporting period. The Black-Scholes method and the following weighted-average inputs and assumptions was utilized to determine the fair value of the warrants as of January 31, 2018 and 2019:

	January 31, 2018
	Series A Preferred	Junior Preferred	Redeemable Preferred
Estimated fair value of preferred stock	$4.17	$2.38	$0.79
Exercise price	$2.88	$0.15	$0.11
Remaining term (in years)	8.01	2.25	2.25
Risk-free interest rate	2.4%	1.8%	1.8%
Expected volatility	37.8%	38.8%	38.8%
Dividend yield	0.0%	0.0%	0.0%

	January 31, 2019
	Series A Preferred	Junior Preferred	Redeemable Preferred
Estimated fair value of preferred stock	$5.80	$4.88	$0.01
Exercise price	$2.88	$0.01	$0.01
Remaining term (in years)	7.01	1.60	1.60
Risk-free interest rate	2.6%	2.5%	2.5%
Expected volatility	45.1%	45.1%	45.1%
Dividend yield	0.0%	0.0%	0.0%

The Company refinanced all of its debt on February 28, 2019 (see Note 5) and believes that the face values of its outstanding debt at January 31, 2019 therefore approximate fair value.

The changes in Level 3 warrant liability for the years ended January 31, 2018 and 2019 are reflected in Note 9. The Company did not have any transfers of assets and liabilities between levels of the fair value measurement hierarchy during the years ended January 31, 2018 and 2019.

11. Commitments and contingencies

(a) Operating and Capital leases

The Company leases its office premises in New York, North Carolina and Ottawa under operating leases which expire on various dates through August 2022. The Company recognizes rent expense under such arrangements on a straight-line basis. Rent expense under such operating leases amounted to $1,640,445 and $1,795,003 for the years ended January 31, 2018 and 2019, respectively.

Phreesia, Inc.

Notes to Financial Statements

As of January 31, 2019, the aggregate minimum net rental payments for non-cancelable operating leases and firmly committed contracts are as follows:

January 31,
2020	$1,735,672
2021	1,751,115
2022	744,894
2023	224,532

$4,456,213

During fiscal year ended January 31, 2019 and in prior years, the Company entered into several capital leases for equipment and software. The leases are for 30-36 month periods. Minimum lease payments are as follows:

January 31,
2020	$2,282,745
2021	1,766,928
2022	984,214

$5,033,887
Less: Amounts representing interest	(763,440)

$4,270,447
Less: Current portion	(1,869,343)

$2,401,104

The Company has also entered into operating equipment and software leases. The leases are for a 36 month period beginning February 2012.

Interest expense related to capital leases was $210,985 and $289,770 for the years ended January 31, 2018 and 2019, respectively.

(b) Indemnifications

The Company’s agreements with certain customers include certain provisions for indemnifying customers against liabilities if its services infringe a third party’s intellectual property rights. It is not possible to determine the maximum potential amount under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances that may be involved in each particular agreement. To date, the Company has not incurred any material costs as a result of such provisions and have not accrued any liabilities related to such obligations in our financial statements.

In addition, the Company has indemnification agreements with its directors and its executive officers that require us, among other things, to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of those persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by us, arising out of that person’s services as a director or officer or that person’s services provided to any other company or enterprise at the Company’s request. The Company maintains director and officer insurance coverage that may enable it to recover a portion of any

Phreesia, Inc.

Notes to Financial Statements

future indemnification amounts paid. To date, there have been no claims under any of its directors and executive officers indemnification provisions.

(c) Legal proceedings

In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes or claims. Although the Company cannot predict with assurance the outcome of any litigation, the Company does not believe there are currently any such actions that, if resolved unfavorably, would have a material impact on its financial condition, results of operations or cash flows.

12. Income taxes

The Company’s loss before income taxes was primarily generated in the United States for fiscal 2018 and fiscal 2019.

The effective tax rate is 0% in both of the years ended fiscal 2018 and fiscal 2019. The difference between the U.S. statutory rate of 21.0% and the effective tax rate is primarily due to the change in valuation allowance.

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and deferred tax liabilities at January 31, 2018 and 2019, are as follows:

	January 31,
Deferred tax assets	2018	2019
Net operating losses	$27,464,306	$29,067,698
Stock options	274,145	515,543
Other	247,151	277,125
Vacation	104,461	110,970
Reserve for bad debts	55,259	72,658
Disallowed interest expense	—	414,664
Depreciation	—	278,144

Total Deferred tax assets	$28,145,322	$30,736,802
Deferred tax liability—depreciation	(437,228)	—
Deferred contract acquisition costs	(606,730)	(849,045)

Total net deferred tax asset	$27,101,364	$29,887,757
Less valuation allowance	(27,101,364)	(29,887,757)

Net deferred tax asset	$—	$—

The Company has accumulated a Federal net operating loss carryforward of approximately $93,000,000 and $100,000,000 as of January 31, 2018 and 2019, respectively. This carryforward will begin to expire in 2029. Certain research and development tax credits totaling approximately $25,000 will begin to expire in 2032.

In assessing the realizability of the net deferred tax asset, the Company considers all relevant positive and negative evidence in determining whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The Company believes that it is more likely than not that the Company’s deferred income tax

Phreesia, Inc.

Notes to Financial Statements

asset associated with its net operating losses will not be realized. As such, there is a full valuation allowance against the net deferred tax assets as of January 31, 2018 and 2019. The valuation allowance increased by approximately $2,800,000 during fiscal 2019 due primarily to the generation of net operating losses.

Under the Tax Reform Act of 1986 (the “Act”), the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50 percent, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not done an analysis to determine whether or not ownership changes, as defined by the Act, have occurred since inception.

The Company records unrecognized tax benefits as liabilities related to its operations in foreign jurisdictions in accordance with ASC 740 and adjusts these liabilities when its judgement changes as a result of the evaluation of new information not previously available. Due to net operating loss and tax credit carry forwards that remain unutilized, income tax returns for tax years from inception through 2018 remain subject to examination by the taxing jurisdictions.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act significantly revises the existing tax law by, among other things, lowering the U.S. corporate income tax rate from 35% to 21% beginning in 2018. The Company reviewed and incorporated the impact of the Tax Act in its tax calculations and disclosures. The Tax Act did not have a significant impact on the Company’s financial statements for the year ended January 31, 2019.

13. Net loss per share and unaudited pro forma net loss per share attributable to common stockholders

(a) Net loss per share attributable to common stockholders

Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Year ended January 31,
	2018	2019
Numerator:
Net loss	$(18,191,867)	$(15,062,007)
Accretion of Convertible Preferred to redemption value	(19,981,235)	(30,198,756)

Net loss attributable to common stockholders	$(38,173,102)	$(45,260,763)

Denominator:
Weighted-average shares of common stock outstanding, basic and diluted	1,538,600	1,844,929

Net loss attributable to common stockholders, basic and diluted	$(24.81)	$(24.53)

The Company’s potential dilutive securities, which include Convertible Preferred, stock options and outstanding warrants to purchase shares of common and preferred stock, have been excluded from the computation of

Phreesia, Inc.

Notes to Financial Statements

diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The following potential common shares, presented based on amounts outstanding at each period end, were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year ended January 31,
	2018	2019
Convertible Preferred (as-converted to common stock)	25,311,535	25,311,535
Stock options to purchase common stock	5,291,791	5,055,505
Warrants to purchase Convertible Preferred	617,654	581,798
Warrants to purchase common stock	256,411	256,411

Total	31,477,391	31,205,249

(b) Unaudited pro forma net loss per share

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for fiscal 2019 gives effect to the adjustments arising upon the closing of the initial public offering. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share attributable to common stockholders does not include the effects of the accretion of Convertible Preferred to redemption value because the calculation assumes that the conversion of Convertible Preferred into common stock occurred on February 1, 2018.

The unaudited pro forma basic and diluted weighted-average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for fiscal 2019 gives effect to the conversion upon the initial public offering of all outstanding shares of Convertible Preferred as of January 31, 2019, into 25,311,535 shares of common stock as if the conversion had occurred on February 1, 2018, assuming an IPO, as well as the automatic cashless exercise of a warrant to purchase 116,232 shares of Senior A into 38,730 shares of common stock, based on an assumption that the fair market value of the Company’s common stock for purposes of automatic exercise under the warrant will be equal to the initial public offering price of $18.00 per share. The unaudited pro forma basic and diluted net loss per share also gives effect to 830,839 shares of common stock for which the proceeds would be necessary to pay the dividend amount of $14,955,101 to the holders of Senior Preferred Stock based on the initial public offering price of $18.00 per share.

Phreesia, Inc.

Notes to Financial Statements

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows:

Year ended January 31, 2019

Numerator:
Net loss attributable to common stockholders	$(45,260,763)
Pro forma adjustments:
Accretion of preferred stock	30,198,756
Change in fair value of warrant	176,673

Pro Forma net loss attributable to common stockholders, basic and diluted	$(14,885,334)

Denominator:
Weighted-average shares of common stock outstanding, basic and diluted	1,844,929
Pro Forma adjustments:
Assumed conversion of preferred stock	25,311,535
Cashless exercise of warrants	38,730
Share assumed issued to pay dividends	830,839

Pro Forma weighted-average common shares outstanding, basic and diluted	28,026,033

Pro Forma net loss per share attributable to common stockholders, basic and diluted	$(0.53)

14. Retirement savings plan

On February 20, 2008, the Company established a retirement savings plan under Section 401(k) of the Internal Revenue Code (the “Plan”). The Plan covers substantially all U.S. full-time employees who meet minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the Plan may be made at the discretion of the Board of Directors of the Company. The Company did not make any contributions in years ended January 31, 2019 and 2018.

15. Related party transactions

The Company recognized revenue totaling approximately $4,882,000 and $5,181,000 from an affiliate of a stockholder of the Company during the years ended January 31, 2018 and 2019, respectively. Accounts receivable from the affiliate totaled approximately $526,000 and $598,000 as of January 31, 2018 and 2019, respectively.

16. Acquisition

On December 4, 2018, the Company entered into an asset purchase agreement with Vital Score, Inc. (“Vital Score”) to acquire all of the assets, and assumed certain of the liabilities, of Vital Score. The acquisition of Vital Score expanded the Company’s clinical and patient activation offerings and deepened its capabilities in motivational science. The acquisition consideration was comprised of cash consideration consisting of (i) $1,540,470 with $1,190,470 payable upon the closing of the acquisition and $350,000 payable on the first anniversary; and (ii) 40,327 shares of common stock issued to the two principals of Vital Score which vest 50% at closing and 50% in four equal annual installments beginning on the one-year anniversary of closing provided that the principals are still employed at the Company. These shares were valued at $8.03 per share. In addition,

Phreesia, Inc.

Notes to Financial Statements

the principals can receive up to $750,000 in contingent consideration based upon the achievement of certain sales goals. Since 50% of the shares of common stock and the contingent consideration are contingent upon the principals continued service with the Company, these amounts will be recorded as compensation expense and not included in the purchase price.

The following table summarizes the purchase price consideration based on the estimated acquisition-date fair value of the acquisition consideration:

Cash consideration	$1,540,470
Common stock issued (20,164 shares at $8.03 per share)	161,720

Total fair value of acquisition consideration	$1,702,190

The following table summarizes the final allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Property and equipment	$5,000
Acquired technology	490,000
Customer relationships	980,000
Goodwill	250,190

Total assets acquired	$1,725,190
Accounts payable	(23,000)

Total purchase price	$1,702,190

The purchase price was allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed based on their acquisition-date estimated fair values. The identifiable intangible assets principally included acquired technology and customer relationships, both of which are subject to amortization on a straight-line basis and are being amortized over 5 and 7 years, respectively. The weighted average amortization period for acquired intangible assets as of the date of acquisition is 5.8 years.

The Company, with the assistance of a third-party appraiser, assessed the fair value of the assets of Vital Score. The fair value of the acquired technology was estimated using the cost to replace method. The fair value of customer relationships was estimated using a multi period excess earnings method. To calculate fair value, the Company used cash flows discounted at a rate considered appropriate given the inherent risks associated with each client grouping.

The useful lives of the intangible assets were estimated based on the expected future economic benefit of the assets and are being amortized over the estimated useful life in proportion to the economic benefits consumed using the straight-line method.

The amortization of intangible assets is deductible for income tax purposes.

The Company believes the goodwill related to the acquisition was a result of providing the Company a complementary service offering that will enable the Company to leverage its services with existing and new clients. The goodwill is deductible for income tax purposes.

Revenue from Vital Score is primarily comprised of fees from customers using its Motivational Indexing Product. Revenue for these services and the related costs are recognized each month as performance

Phreesia, Inc.

Notes to Financial Statements

obligations are satisfied and costs are incurred, and are included in subscription and related services and cost of revenues (excluding depreciation and amortization), respectively, in the statements of operations. For the period from December 4, 2018 (date of acquisition) to January 31, 2019, the results of Vital Score are included in the Company’s results and were immaterial. For the year ended January 31, 2018, the unaudited revenues and unaudited net loss of Vital Score were approximately $250,000 and $455,000, respectively. For the period from February 1, 2018 through December 4, 2018, the unaudited revenues and unaudited net loss of Vital Score were approximately $100,000 and $600,000, respectively.

17. Subsequent events

On February 28, 2019, the Company entered into an amended and restated loan and security agreement. See Note 5.

On March 25, 2019, the Board of Directors approved an increase in the number of shares authorized for issuance under the 2018 Stock Option Plan to 3,048,490. Additionally, the Company issued 390,794 restricted stock units to employees and directors that vest based on both a time-based condition and a performance-based condition. Pursuant to the time-based condition, 10% of the restricted stock units vest after one year, 20% vest after two years, 30% vest after three years and 40% vest after four years. The performance-based condition is based on a sale of the Company or an IPO, as defined. The restricted stock units expire in March 2026. The Company also issued options to purchase 962,596 shares of common stock to employees and directors at an exercise price of $8.03 per share. The options vest 25% per year over a four year period and expire in March 2029.

The Company has evaluated subsequent events from the balance sheet date through April 17, 2019, the date at which the financial statements were available to be issued, and determined there are no other items requiring disclosure.

Phreesia, Inc.

Unaudited balance sheets

	January 31, 2019	April 30, 2019	Pro forma April 30, 2019 (unaudited)

Assets

Current:
Cash and cash equivalents	$1,542,514	$5,912,982	$5,912,982
Settlement assets	10,216,739	12,844,597	12,844,597
Accounts receivable, net of allowance for doubtful accounts of $517,107 and $807,575	16,109,035	15,972,090	15,972,090
Deferred contract acquisition costs	1,672,706	1,651,463	1,651,463
Prepaid expenses	3,339,788	2,916,743	2,916,743

Total current assets	$32,880,782	$39,297,875	$39,297,875
Property and equipment, net of accumulated depreciation and amortization of $27,862,007 and $30,014,914	14,211,018	13,757,011	13,757,011
Capitalized Internal-use software, net of accumulated amortization of $14,621,135 and $15,780,973	7,816,060	8,067,173	8,067,173
Deferred contract acquisition costs	1,521,400	1,512,874	1,512,874
Intangibles assets, net of accumulated amortization of $33,269 and $92,769	1,436,731	1,377,231	1,377,231
Goodwill	250,190	250,190	250,190
Other assets	1,145,319	3,845,131	3,845,131

Total assets	$59,261,500	$68,107,485	$68,107,485

Liabilities, Redeemable Preferred Stock and Stockholders’ Equity (Deficit)

Current:
Settlement obligations	$10,216,739	$12,844,597	$12,844,597
Current portion of long term debt	97,222	—	—
Current portion of capital leases	1,869,343	1,953,638	1,953,638
Accounts payable	4,159,994	7,466,282	7,466,282
Accrued expenses	5,097,868	7,217,051	7,217,051
Dividend payable	—	—	14,955,101
Deferred revenue	6,487,910	6,389,563	6,389,563

Total current liabilities	$27,929,076	$35,871,131	$50,826,232
Long term debt, net of current portion	27,917,828	34,226,984	34,226,984
Capital leases, net of current portion	2,401,104	1,798,363	1,798,363
Warrant liability	5,497,627	5,920,735	—

Total liabilities	$63,745,635	$77,817,213	$86,851,579

Commitments and contingencies (Note 12)

Redeemable preferred stock:
Series A redeemable convertible preferred stock, $0.01 par value—authorized, 14,500,000 shares; issued and outstanding, 13,674,365 shares at January 31, 2019 and April 30, 2019 (liquidation value $42,342,681 at April 30, 2019); no shares issued or outstanding, pro forma	$79,311,317	$84,507,576	$—
Series B redeemable convertible preferred stock, $0.01 par value—authorized, 10,820,169 shares; issued and outstanding, 9,197,142 shares at January 31, 2019 and April 30, 2019 (liquidation value $38,070,566 at April 30, 2019); no shares issued or outstanding, pro forma	51,871,881	54,539,052	—
Junior convertible preferred stock, $0.01 par value—authorized, 34,000,000 shares; issued and outstanding, 32,746,041 shares at January 31, 2019 and April 30, 2019 (liquidation value $32,746,041 at April 30, 2019); no shares issued or outstanding, pro forma	32,746,041	32,746,041	—
Redeemable preferred stock, $0.01 par value—authorized, 44,000,000 shares; issued and outstanding, 42,560,530 shares at January 31, 2019 and April 30, 2019 (liquidation value $42,560,530 at April 30, 2019); no shares issued or outstanding, pro forma	42,560,530	42,560,530	—

Total redeemable preferred stock	206,489,769	214,353,199	—

Stockholders’ Equity (Deficit):
Common stock, $0.01 par value—authorized 80,000,000 shares; 1,994,721 shares and 2,024,519 shares issued and outstanding at January 31, 2019 and April 30, 2019, respectively, 500,000,000 shares authorized, 27,374,784 shares issued and outstanding pro forma	19,947	20,245	273,747
Additional paid-in capital	—	—	205,065,331
Accumulated deficit	(210,993,851)	(224,083,172)	(224,083,172)

Total stockholders’ deficit	(210,973,904)	(224,062,927)	(18,744,094)

Total Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)	$59,261,500	$68,107,485	$68,107,485

See notes to unaudited Financial Statements

Phreesia, Inc.

Unaudited statements of operations

	For three months ended April 30,
	2018	2019

Revenue:
Subscription and services	$10,002,279	$12,682,628
Payment processing fees	9,231,527	11,557,290
Life sciences	4,637,429	4,069,816

Total Revenues	23,871,235	28,309,734

Expenses:
Cost of revenues (excluding depreciation and amortization)	3,223,195	3,995,710
Payment Processing expense	5,589,832	6,949,333
Sales and Marketing	6,247,004	7,701,613
Research and Development	3,108,538	4,298,682
General and Administrative	4,928,019	6,244,827
Depreciation	1,771,976	2,154,763
Amortization	912,637	1,219,338

Total Expenses	25,781,201	32,564,266
Operating loss	(1,909,966)	(4,254,532)

Other Income (Expense)
Other Income (Expense)	(174,724)	(1,144,699)
Change in fair value of warrant liability	(290,953)	(423,108)
Interest Income (Expense)	(847,888)	(804,282)

Total Other Income (Loss)	(1,313,565)	(2,372,089)
Loss before provision for income taxes	(3,223,531)	(6,626,621)
Provision for income taxes	—	(67,988)

Net loss	(3,223,531)	(6,694,609)
Accretion of redeemable preferred stock	(2,489,697)	(7,863,430)

Net loss attributable to common stockholders	$(5,713,228)	$(14,558,039)

Net loss per share attributable to common shareholders, basic and diluted	$(3.29)	$(7.23)

Weighted-average common share outstanding, basic and diluted	1,734,337	2,013,839

Pro Forma net loss per share attributable to common stockholder, basic and diluted (unaudited)		$(0.24)

Pro Forma weighted-average common shares outstanding, basic and diluted (unaudited)		28,194,943

See notes to unaudited Financial Statements

Phreesia, Inc.

Unaudited statements of redeemable preferred stock and stockholders’ equity (deficit)

	Redeemable preferred stock									Stockholders deficit
	Series A		Series B		Junior preferred		Redeemable preferred			Common stock			Accumulated deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Total	Shares	Amount	APIC		Total
Balance, February 1, 2018	13,674,365	$57,022,102	9,197,142	$43,962,340	32,746,041	$32,746,041	42,560,530	$42,560,530	$176,291,013	1,638,331	$16,383	$—	$(167,699,718)	$(167,683,335)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(3,223,531)	(3,223,531)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	251,697	—	251,697
Exercise of stock options	—	—	—	—	—	—	—	—	—	131,560	1,316	145,063	—	146,379
Accretion of redeemable preferred stock	—	1,405,838	—	1,083,859	—	—	—	—	2,489,697	—	—	(396,760)	(2,092,937)	(2,489,697)

Balance, April 30, 2018	13,674,365	$58,427,940	9,197,142	$45,046,199	32,746,041	$32,746,041	42,560,530	$42,560,530	$178,780,710	1,769,891	$17,699	$—	$(173,016,186)	$(172,998,487)

Balance, February 1, 2019	13,674,365	$79,311,317	9,197,142	$51,871,881	32,746,041	$32,746,041	42,560,530	$42,560,530	$206,489,769	1,994,721	$19,947	$—	$(210,993,851)	$(210,973,904)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(6,694,609)	(6,694,609)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	599,156	—	599,156
Exercise of stock options	—	—	—	—	—	—	—	—	—	29,798	298	36,737	—	37,035
Issuance of common stock warrants	—	—	—	—	—	—	—	—	—	—	—	832,825	—	832,825
Accretion of redeemable preferred stock	—	5,196,259	—	2,667,171	—	—	—	—	7,863,430	—	—	(1,468,718)	(6,394,712)	(7,863,430)

Balance, April 30, 2019	13,674,365	$84,507,576	9,197,142	$54,539,052	32,746,041	$32,746,041	42,560,530	$42,560,530	$214,353,199	2,024,519	$20,245	$—	$(224,083,172)	$(224,062,927)

See notes to unaudited Financial Statements

Phreesia, Inc.

Unaudited statements of cash flows

	Three months ended April 30,
	2018	2019

Cash flows from operating activities:
Net loss	$(3,223,531)	$(6,694,609)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,684,613	3,374,101
Stock-based compensation expense	251,697	599,156
Change in fair value of warrants liability	290,953	423,108
Amortization of debt discount	197,532	108,394
Loss on extinguishment of debt	—	1,072,813
Cost of Phreesia hardware purchased by customers	—	84,082

Changes in operating assets and liabilities
Accounts receivable	(1,220,457)	136,945
Prepaid expenses and other assets	55,787	(584,534)
Deferred contract acquisition costs	(144,569)	29,769
Accounts payable	(240,485)	1,285,424
Accrued expenses	(823,707)	2,297,026
Deferred revenue	1,248,892	(98,347)

Net cash (used in) provided by operating activities	$(923,275)	$2,033,328

Cash flows used in investing activities:
Capitalized internal-use software	(1,213,130)	(1,410,951)
Purchase of property and equipment	(718,684)	(1,314,035)

Net cash used in investing activities	$(1,931,814)	$(2,724,986)

Cash flows from financing activities:
Proceeds from revolving line of credit	$—	$7,375,556
Proceeds from term loan	—	20,000,000
Repayment of term loan	(291,667)	(1,041,667)
Repayment of loan payable	—	(20,000,000)
Payment on capital leases	(547,047)	(518,446)
Debt extinguishment costs	—	(300,000)
Debt issuance costs	—	(112,004)
Proceeds from issuance of common stock upon exercise of stock options	146,379	37,035
Deferred offering costs	—	(378,348)

Net cash (used in) provided by financing activities	$(692,335)	$5,062,126

Net increase (decrease) in cash and cash equivalents	(3,547,424)	4,370,468
Cash and cash equivalents—beginning of period	10,502,789	1,542,514

Cash and cash equivalents—end of period	$6,955,365	$5,912,982

Disclosures of additional investing and financing activities:

Supplemental information:
Property and equipment acquisitions through capital leases	$150,633	$—
Deferred offering costs included in accounts payable and accrued expenses	—	1,658,194
Purchase of property and equipment included in accounts payable	—	470,803
Issuance of warrants related to debt	—	832,825

Cash payments for:
Interest	$654,609	$923,753

See notes to unaudited Financial Statements

Phreesia, Inc.

Notes to Unaudited Financial Statements

1. Background and liquidity

(a) Background

Phreesia, Inc. (the “Company”) is a leading provider of comprehensive solutions that transform the healthcare experience by engaging patients in their care and enabling healthcare provider organizations to optimize operational efficiency, improve profitability and enhance clinical care. Through the SaaS-based Phreesia Platform (the “Phreesia Platform”), the Company offers healthcare provider organizations a robust suite of solutions to manage the patient intake process and a leading payments solution for secure processing of patient payments. The Company’s Platform also provides life sciences companies with an engagement channel for targeted and direct communication with patients. The Company was formed in May 2005, and has its corporate headquarters in New York, and operations offices in Raleigh, North Carolina and Ottawa, Canada.

(b) Liquidity

Since the Company commenced operations, it has not generated sufficient revenue to meet its operating expenses and has continued to incur significant net losses. To date, the Company has primarily relied upon the proceeds from issuances of preferred stock and debt to fund its operations as well as sales in the normal course of business. Management believes that losses and negative cash flows will continue for at least the next year.

Management believes that the Company’s cash and cash equivalents at April 30, 2019 along with cash generated in the normal course of business, and available borrowing capacity under its February 2019 Credit Facility (Note 6), are sufficient to fund its operations through at least June 2020. Additional financing may be required for the Company to successfully implement its long-term strategy. There can be no assurance that additional financing, if needed, can be obtained on terms acceptable to the Company. The ability of the Company to achieve successful operations will depend on, among other things, new business, the retention of customers, and the effectiveness of sales and marketing initiatives. The Company is subject to a number of risks similar to other companies in its stage of business life cycle, including dependence on key individuals, competition from established companies, and the need to fund future product and services development.

(c) Recapitalization

The Company effected a 0.4551-for-1 reverse split of its common stock on July 3, 2019. The reverse split combined each approximately 2.1973 shares of the Company’s issued and outstanding common stock into one share of common stock and correspondingly adjusted the conversion price of its convertible preferred stock. No fractional shares were issued in connection with the reverse split. Any fractional share resulting from the reverse split was rounded down to the nearest whole share, and in lieu of any fractional shares, the Company will pay in cash to the holders of such fractional shares an amount equal to the fair market value, as determined by the board of directors, of such fractional shares. All share, per share and related information presented in the financial statements and accompanying notes have been retroactively adjusted, where applicable, to reflect the reverse stock split.

Phreesia, Inc.

Notes to Unaudited Financial Statements

2. Basis of presentation

(a) Basis of presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the accounts of Phreesia, Inc. and its branch operation in Canada.

(b) Fiscal year

The Company’s fiscal year ends on January 31. References to fiscal 2018 and 2019 refer to the fiscal year ended

January 31, 2018 and 2019, respectively.

(c) Unaudited interim financial statements

The accompanying balance sheet as of April 30, 2019, statements of operations and statements of cash flows for the three months ended April 30, 2019 and 2018, the statement of redeemable preferred stock and stockholders’ deficit for the three months ended April 30, 2019 and 2018 and the related footnote disclosures are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s interim consolidated financial position as of April 30, 2019 and the results of its operations and its cash flows for the three months ended April 30, 2019 and 2018. The results for the three months ended April 30, 2019 are not necessarily indicative of results to be expected for the year ending January 31, 2020, any other interim periods, or any future year or period. The Company’s management believes that the disclosures are adequate to make the information presented not misleading when read in conjunction with the audited financial statements and accompanying notes for the year ended January 31, 2019.

(d) Unaudited pro forma financial information

On April 11, 2019, the board of directors authorized management to confidentially submit a registration statement to the Securities and Exchange Commission to potentially sell shares of common stock to the public. The accompanying unaudited pro forma balance sheet as of April 30, 2019 has been prepared to give effect to (i) the conversion of all outstanding shares of Senior A redeemable convertible preferred stock (“Senior A Preferred”), Senior B redeemable convertible preferred stock (“Senior B Preferred,” and together with the Senior A Preferred, the “Senior Preferred”), and the Junior convertible preferred stock (the “Junior Preferred,” and together with the Senior Preferred, the “Convertible Preferred”) into 25,311,535 shares of common stock upon the closing of the Company’s initial public offering (IPO), (ii) the cancellation of all outstanding shares of redeemable preferred stock (“Redeemable Preferred”) upon the closing of the IPO, (iii) the reclassification of the $5,920,735 warrant liability to additional paid-in capital upon the automatic conversion of warrants to purchase Convertible Preferred into warrants to purchase common stock, and (iv) the payment of an accrued dividend to holders of 22,871,507 shares of Senior Preferred in the aggregate amount of $14,955,101 which becomes due and payable to such holders upon the conversion of all such shares into an aggregate of 10,408,818 shares of common stock upon the closing of the IPO. In the statements of operations, unaudited pro forma basic and diluted net loss per share of common stock outstanding has been prepared to give effect to the automatic conversion of all outstanding shares of Convertible Preferred as if this proposed initial public offering had occurred as of the beginning of the reporting period. See Note 14.

Phreesia, Inc.

Notes to Unaudited Financial Statements

3. Summary of significant accounting policies

The Company’s significant accounting policies are disclosed in the audited financial statements for the year ended January 31, 2019. Since the date of those audited financial statements, there have been no changes to the Company’s significant accounting policies, including the status of recent accounting pronouncements, other than those detailed below.

(a) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant assumptions and estimates relate to the allowance for doubtful accounts, capitalized internal-use software, the determination of the useful lives of property and equipment, the fair value of securities underlying stock-based compensation, the fair value of stock warrants, the fair value of its business acquisitions, and the realization of deferred tax assets.

(b) Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of Cash and cash equivalents, accounts receivable and settlement assets. The Company’s cash and cash equivalents are held by established financial institutions. The Company does not require collateral from its customers and generally requires payment within 30 to 60 days of billing. Settlement assets are amounts due from well-established payment processing companies and normally take one or two business days to settle which mitigates the associated risk of concentration. The Company has one third-party payment processor.

The Company’s customers are primarily physician’s offices located in the United States and pharmaceutical companies. The Company did not have any individual customers that represented more than 10% of total revenues for the three months ended April 30, 2018 and 2019.

(c) New accounting pronouncements

Recent accounting pronouncement not yet adopted

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 updates the disclosure requirements for fair value measurements and is effective for financial statements issued for fiscal years beginning after December 15, 2019. The Company is currently evaluating the potential impact of the adoption of this standard on the Company’s financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to record most leases on their balance sheets but recognize the expenses in their statement of operations in a manner similar to current accounting rules. Topic 842 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-of-use (ROU) asset for the right to use the underlying asset for the lease term. The updated guidance for private companies is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. The Company plans to adopt this new standard in the first

Phreesia, Inc.

Notes to Unaudited Financial Statements

quarter of fiscal 2021 on February 1, 2020 and expects to use the effective date as our date of initial application. The new standard provides a number of optional practical expedients in transition. The Company expects to elect the ‘package of practical expedients,’ which permits the Company not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company does not expect to elect the use-of-hindsight or the practical expedient pertaining to land easements; the latter not being applicable to the Company. The new standard also provides practical expedients for an entity’s ongoing accounting. The Company currently expects to elect the short-term lease recognition exemption for all of its leases. This means, for those leases that qualify, the Company will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company is currently evaluating the potential impact of this standard on the Company’s financial statements.

4. Composition of certain financial statement captions

(a) Accrued expenses

Accrued expenses as of January 31, 2019 and April 30, 2019 are as follows:

	January 31,	April 30,
	2019	2019
Payment processing fees liability	$2,266,621	$2,527,538
Commission and bonus	320,402	1,686,518
Acquisition	350,000	350,000
Vacation	417,467	471,033
Other	1,743,378	2,181,962

Total	$5,097,868	$7,217,051

(b) Property and equipment

Property and equipment as of January 31, 2019 and April 30, 2019 are as follows:

	Useful life (years)	January 31,	April 30,
		2019	2019
PhreesiaPads and Arrivals Stations	3	$22,746,783	$24,182,731
Computer equipment	3	14,338,489	14,565,559
Computer software	3	2,166,015	2,166,015
Hardware development	3	1,024,357	1,024,357
Furniture and fixtures	7	646,708	671,594
Leasehold improvements	2	1,150,673	1,161,670

Total property and equipment		$42,073,025	$43,771,925
Less accumulated depreciation and amortization		(27,862,007)	(30,014,914)

Property and equipment—net		$14,211,018	$13,757,011

Depreciation expense related to property and equipment amounted to $1,771,976 and $2,154,763 for the three months ended April 30, 2018 and 2019, respectively.

Phreesia, Inc.

Notes to Unaudited Financial Statements

Assets under capital leases included in computer equipment were $10,235,489 as of January 31, 2019 and April 30, 2019. Accumulated amortization of assets under capital lease was $5,368,525 and $5,964,495 as of January 31, 2019 and April 30, 2019, respectively.

(c) Capitalized internal use software

For the three months ended April 30, 2018 and 2019, the Company capitalized $1,213,130 and $1,410,951, respectively, of costs related to the Phreesia Platform. During the three months ended April 30, 2018 and 2019, amortization expense of capitalized internal-use software was $912,637 and $1,159,838, respectively. As of January 31, 2019 and April 30, 2019, the net book value of the Phreesia Platform was $7,816,060 and $8,067,173, respectively.

(d) Intangible assets

The following presents the details of intangible assets as of January 31, 2019 and April 30, 2019.

	Useful life (years)	January 31,	April 30,
		2019	2019
Acquired technology gross carrying value	5	$490,000	$490,000
Less accumulated depreciation and amortization		(13,699)	(38,199)

Net carrying value		$476,301	$451,801

The remaining useful life for acquired technology in years is 4.8 and 4.6 as of January 31, 2019 and April 30, 2019, respectively.

	Useful life (years)	January 31,	April 30,
		2019	2019
Customer relationship gross carrying value	7	$980,000	$980,000
Less accumulated depreciation and amortization		(19,570)	(54,570)

Net carrying value		$960,430	$925,430

The remaining useful life for customer relationships in years is 6.8 and 6.6 as of January 31, 2019 and April 30, 2019, respectively.

Amortization expense associated with intangible assets amounted to $0 and $59,500 for the three months ended April 30, 2018 and 2019, respectively

The estimated amortization expense for intangible assets for the next five years and thereafter is as follows as of April 30, 2019:

2020 (Remaining nine months)	$178,500
Years ending January 31,
2021	238,000
2022	238,000
2023	238,000
2024	224,301
2025—thereafter	260,430

Total	$1,377,231

Phreesia, Inc.

Notes to Unaudited Financial Statements

(e) Deferred offering costs

Deferred offering costs were $539,560 and $2,231,793 as of January 31, 2019 and April 30, 2019, respectively, and are included within Other assets on the accompanying balance sheet.

(f) Accounts receivable

Accounts receivable as of January 31, 2019 and April 30, 2019 are as follows:

	January 31,	April 30,
	2019	2019
Billed	$15,990,218	$16,558,514
Unbilled	635,924	221,151

Total accounts receivable, gross	$16,626,142	$16,779,665
Less allowance for doubtful accounts	(517,107)	(807,575)

Total accounts receivable	$16,109,035	$15,972,090

5. Revenue

The Company generates revenue primarily from providing an integrated SaaS-based software and payment platform for the healthcare industry. The Company derives revenue from subscription fees and related services generated from the Company’s provider customers for access to the Phreesia Platform, payment processing fees based on patient payment volume processed through the Phreesia Platform, and from digital marketing revenue from life sciences companies to reach, educate and communicate with patients when they are most receptive and actively seeking care.

The amount of subscription and related services revenues recorded pursuant to ASC 840 for the leasing of the Company’s self-service intake tablets and onsite kiosks was $1,041,440 and $1,327,937 for the three months ended April 30, 2018 and 2019, respectively.

Contract balances

The following table represents a rollforward of contract assets and contract liabilities:

	Contract assets (unbilled accounts receivable)	Contract liabilities (deferred revenue)
January 31, 2019	$635,924	$6,487,910
Amount transferred to receivables from contract assets	(552,200)	—
Contract asset additions	137,428	—
Performance obligations satisfied during the period that were included in the contract liability balance at the beginning of the period	—	(4,401,715)
Increases due to invoicing prior to satisfaction of performance obligations	—	4,303,368

April 30, 2019	$221,152	$6,389,563

Phreesia, Inc.

Notes to Unaudited Financial Statements

Cost to obtain a contract

Amortization expense is included in sales and marketing expenses in the accompanying statements of operations and totaled $370,859 and $484,400 for the three months ended April 30, 2018 and 2019, respectively. The Company periodically reviews these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the periods presented.

The following table represents a rollforward of deferred contract acquisition costs:

	January 31,	April 30,
	2019	2019
Beginning balance	$2,333,578	$3,194,106
Additions to deferred contract acquisition costs	2,500,183	454,631
Amortization of deferred contract acquisition costs	(1,639,655)	(484,400)

Ending balance	3,194,106	3,164,337

Deferred contract acquisition costs, current (to be amortized in next 12 months)	1,672,706	1,651,463
Deferred contract acquisition costs, non current	1,521,400	1,512,874

Total deferred contract acquisition costs	$3,194,106	$3,164,337

6. Debt

As of January 31, 2019 and April 30, 2019, the Company had the following outstanding loan balances:

	January 31, 2019	April 30, 2019
Term loan	$1,041,667	$20,000,000
Line of credit	7,800,000	15,175,556
Loans payable	20,000,000	—

Total debt	$28,841,667	$35,175,556
Less current maturities	(97,222)	—
Less deferred financing costs	(995,959)	(1,120,663)
Plus accrued interest	—	116,667
Plus accrued final payment	169,342	55,424

Long term debt, net of current portion	$27,917,828	$34,226,984

The Company had a loan facility with a commercial bank that provided for a term loan with an original principal amount of $3,500,000 and a $10,000,000 revolving line of credit, which was later increased to $20,000,000. The term loan was interest only, at a floating per annum rate equal to the Prime Rate as quoted by Wall Street Journal print edition less three-quarters of one percent (0.75%), for 12 months from the date of borrowing followed by 36 monthly payments of principal and interest. The Prime Rate was 5.50% as of January 31, 2019. In addition to principal and interest payments due under the Loan facility, the Company was required to make a final payment fee to the lender due upon the earlier of prepayment or maturity of the term loan, which was

Phreesia, Inc.

Notes to Unaudited Financial Statements

equal to 5% of the principal balance, or $175,000 and was paid in connection with the repayment of the term loan. The Company accrued the estimated final payment fee using the effective interest method, with a charge to interest expense of $6,904 and $5,658 for the three months ended April 30, 2018 and 2019, respectively, over the term loan amortization period. Interest expense related to the term loan was $25,806 and $15,873, including amortization of deferred financing costs of $5,865 and $4,806, for the three months ended April 30, 2018 and 2019, respectively. For the three months ended April 30, 2018, the effective interest rate on the term loan was 5.8%. Borrowings under the term loan were repaid in full with the proceeds from the New Loan Agreement that was entered into on February 28, 2019.

Borrowings under the revolving line of credit bore interest at the prime rate plus 1.00% and were limited to the greater of $20,000,000 or an amount determined pursuant to a borrowing base. The revolving credit facility had a maturity date of November 2019. Borrowings under this facility were collateralized by substantially all of the assets of the Company and the Company was required to comply with certain financial covenants related to this facility. The Company was in compliance with all covenants related to the revolving line of credit as of January 31, 2019 and until it was repaid on February 28, 2019. Weighted-average borrowings outstanding under the revolving line of credit were $971,370 and $4,236,055 for the three months ended April 30, 2018 and 2019, respectively. Interest expense under the revolving line of credit was $36,446 and $106,356 including amortization of deferred financing costs of $17,696 and $12,843, for the three months ended April 30, 2018 and 2019, respectively. Borrowings under this facility were repaid in full with proceeds from the New Loan Agreement that was entered into on February 28, 2019.

On November 7, 2016, the Company entered into a 5-year term loan agreement with two third-party lenders in an aggregate original principal amount of $10,000,000 plus an additional $10,000,000 that was available through May 31, 2017 (the “Loans Payable”). The initial advance of $10,000,000 was drawn down simultaneously with the execution of the agreement and the second advance of $10,000,000 was drawn down in May 2017. Borrowings under the Loans Payable were subordinated to borrowings under the term loan and revolving line of credit. The outstanding principal amount of the Loans Payable was subject to interest each month at an interest rate equal to 11% per annum with the principal due in 30 equal installments beginning in June 2019. Interest expense related to the Loans Payable was $543,889 and $168,056, including amortization of deferred financing costs of $29,831 and $0, for the three months ended April 30, 2018 and 2019, respectively. For the three months ended April 30, 2018, the effective interest rate on the Loans Payable was 13.4%. Borrowings under the Loans Payable were repaid in full with proceeds from the New Loan Agreement that was entered into on February 28, 2019.

On February 28, 2019 (the “Effective Date”), the Company entered into an Amended and Restated Loan and Security Agreement (the New Loan Agreement) that provides for a $20,000,000 term loan and a revolving credit facility with up to $25,000,000 of availability. The proceeds from the New Loan Agreement were used to repay in full the term loan, which had a balance of $1,041,667 as of January 31, 2019, the balance due under the line of credit under the prior facility, which was $7,800,000 as of January 31, 2019, and the $20,000,000 outstanding under the Loans Payable. The Company is also permitted to borrow an additional $10,000,000 term loan (the “Term Loan B Advance”) and, subject to the bank’s approval, another $15,000,000 (the “Term Loan C Advance”) prior to February 28, 2020. The term loans under the New Loan Agreement bear interest, which is payable monthly, at a floating rate equal to the bank’s prime rate plus 1.50% until such time that EBITDA reaches a defined level, after which time the interest rate is reduced to the prime plus 0.75%. Principal payments due under the term loans are due in 36 equal monthly installments beginning in March 2021. In addition to principal and interest payments due under the term loans, the Company is required to make a final

Phreesia, Inc.

Notes to Unaudited Financial Statements

payment to the lenders due upon the earlier of prepayment or maturity of the term loan, which is equal to 2.75% of the original principal amount. The Company accrues the estimated final payment fee using the effective interest method with a charge to interest expense of $55,424 for the three months ended April 30, 2019. In connection with the New Loan Agreement, the Company issued warrants to the lenders to purchase an aggregate of 150,274 shares of common stock at an exercise price of $8.02 per share. The Warrants expire in February 2029. The fair value of the warrants of $832,825 was recorded as a debt discount and is being amortized to interest expense over the term of the new term loan and revolving credit facility. If the Company prepays the term loans prior to their respective scheduled maturities, it will also be required to make prepayment fees to the lenders equal to 3% if prepaid on or before the second anniversary of the Effective Date, 2% if prepaid after the second and on or before the third anniversary of funding or 1% if prepaid after the third anniversary of funding of the principal amounts borrowed. Interest expense related to the term loan under the New Agreement was $263,469, including amortization of deferred financing fees of $26,217 for the three months ended April 30, 2019. For the three months ended April 30, 2019, the effective interest rate on the term loan was 7.9%.

The Company accounted for the settlement of the Loans Payable and the term loan as a debt extinguishment and recorded an expense of $1,072,813, which is included in Other income (Expense), and is comprised of the write-off of $772,813 of deferred financing costs related to these facilities and a $300,000 prepayment fee related to the Loans Payable. The modification of the revolving line of credit was accounted for as an insubstantial modification. The Company incurred fees of $112,004 related to the extinguishment and modification. Borrowings under the revolving credit facility are subject to a borrowing base equal to 80% of eligible accounts receivable plus a percentage of recurring revenue, as defined, not to exceed $25,000,000 in the aggregate. Based on the borrowing base formula under the new facility, the Company has $9,824,444 of availability as of April 30, 2019. Borrowings under the revolving credit facility bear interest, which is payable monthly, at a floating rate equal to the greater of the bank’s prime rate less 0.50%, or 5.0% until such time that EBITDA reaches a defined level, after which time the interest rate is reduced to the greater of prime less 0.75%, or 4.75%. In addition to principal and interest due under the revolving credit facility, the Company is required to pay an annual fee of $100,000 per year during the first three years of the facility and then $75,000 per year in years four and five. Interest expense related to the revolving credit facility under the new loan agreement was $96,577, including amortization of deferred financing fees of $21,097, for the three months ended April 30, 2019. The Company is required to pay a fee of 0.15% per year for any unused availability and a termination fee of 1.50% if the revolving credit agreement is terminated prior to its scheduled maturity. The revolving credit facility is due five years from the Effective date, which is February 28, 2024.

The Company’s obligations under the New Loan Agreement are secured by a first priority security interest in substantially all of its assets, other than intellectual property. The New Loan Agreement includes a financial covenant that requires the Company to achieve specified revenue levels, as defined, through January 31, 2020, after which time revenue levels for covenants purposes will be determined by the bank based on the Company’s forecast, subject to certain minimums. The Company is also required to maintain certain liquidity levels, as defined. The Company was in compliance with all covenants related to the New Loan Agreement as of April 30, 2019.

The New Loan Agreement contains events of default, including, without limitation, events of default upon: (i) failure to make payment pursuant to the terms of the agreement; (ii) violation of covenants; (iii) material adverse changes to the Company’s business; (iv) attachment or levy on the Company’s assets or judicial restraint on its business; (v) insolvency; (vi) significant judgments, orders or decrees for payments by the

Phreesia, Inc.

Notes to Unaudited Financial Statements

Company not covered by insurance; (vii) incorrectness of representations and warranties; (viii) incurrence of subordinated debt; (ix) revocation of governmental approvals necessary for the Company to conduct its business; and (x) failure by the Company to maintain a valid and perfected lien on the collateral securing the borrowing.

As of April 30, 2019, the Company’s long-term debt is payable as follows:

2020 (Remaining nine months)	$—
Year ending January 31,
2021	—
2022	6,111,111
2023	6,666,667
2024	6,666,667
2025—thereafter	15,731,111

Total long-term debt payments	$35,175,556

7. Common stock

The Company’s Sixth Amended and Restated Certificate of Incorporation, as amended, authorizes the issuance of up to 80,000,000 shares of common stock, par value of $0.01 per share. Each share of common stock is entitled to one vote per share, pursuant to certain restrictions.

	January 31, 2019		April 30, 2019
	Shares	Amount	Shares	Amount
Common Stock	1,994,721	$19,947	2,024,519	$20,245

As of January 31, 2019 and April 30, 2019, the Company has reserved the following shares of common stock for future issuance:

	January 31,	April 30,
	2019	2019
Senior redeemable convertible preferred stock (Series A)	6,223,202	6,223,202
Senior redeemable convertible preferred stock (Series B)	4,185,616	4,185,616
Junior convertible preferred stock	14,902,717	14,902,717
Warrants to purchase Senior A redeemable convertible preferred stock	358,979	358,979
Warrants to purchase Junior redeemable convertible preferred stock	222,819	222,819
Warrants to purchase common stock	256,411	406,685
Employee stock options and restricted stock units	5,055,505	6,433,948

Total	31,205,249	32,733,966

Phreesia, Inc.

Notes to Unaudited Financial Statements

8. Preferred stock

The number of outstanding shares and amount of preferred stock are as follows:

	January 31,		April 30,
	2019		2019
	Shares	Amount	Shares	Amount
Senior redeemable convertible preferred stock (Senior A)	13,674,365	$79,311,317	13,674,365	$84,507,576
Senior redeemable convertible preferred stock (Senior B)	9,197,142	51,871,881	9,197,142	54,539,052

Senior Preferred	22,871,507	131,183,198	22,871,507	139,046,628
Junior convertible preferred stock	32,746,041	32,746,041	32,746,041	32,746,041
Redeemable preferred stock	42,560,530	42,560,530	42,560,530	42,560,530

Total	98,178,078	$206,489,769	98,178,078	$214,353,199

Cumulative undeclared dividends totaled $14,836,521 and $16,413,252 at January 31, 2019 and April 30, 2019, respectively.

The carrying values of the Senior Preferred are being accreted to their redemption values through April 30, 2019. The redemption values of the Senior Preferred are based on the estimated fair values at January 31, 2019 and April 30, 2019 because they are estimated to be greater than the original issuance price plus accrued dividends.

9. Equity-based compensation

(a) Stock options

In 2006, the Board of Directors adopted the Company’s 2006 Stock Option Plan, which provided for the issuance of options to purchase up to 151,548 shares of the Company’s common stock to officers, directors, employees, and consultants. Over the years, the Company amended the plan to increase the shares available for issuance. On October 14, 2014, the Company increased the number of shares available for issuance under the 2006 plan to 4,424,986. The 2006 Stock Option Plan expired on August 2017.

In January 2018, the Board of Directors adopted the Company’s 2018 Stock Option Plan (as amended), which currently provides for the issuance of additional options to purchase up to 3,048,490 shares of the Company’s common stock to officers, directors, employees, and consultants. The option exercise price per share is determined by the Board of Directors based on the estimated fair value of the Company’s common stock.

Options granted under the plans have a maximum term of ten years and vest over a period determined by the Board of Directors (generally four years from the date of grant or the commencement of the grantee’s employment with the Company). Options generally vest 25% at the one-year anniversary of grant after which point they generally vest pro rata on a monthly basis.

The fair value of stock options is estimated on the date of the grant using the Black-Scholes option pricing model for each of the stock option awards granted. Expected volatility was based on the stock volatility for comparable publicly traded companies. The Company uses the simplified method as described in SAB 107 to

Phreesia, Inc.

Notes to Unaudited Financial Statements

estimate the expected life of stock options. Forfeitures are recorded when they occur. The risk-free rate was based on the U.S. Treasury yield curve at the time of the grant over the expected term of the stock option grants. The weighted average assumptions are provided below.

	For the three months ended
	April 30,	April 30,
	2018	2019
Risk-free interest rate	2.68%	2.23%
Expected dividends	None	None
Expected term (in years)	6.25	6.25
Volatility	40.00%	45.00%
Weighted average fair market value of grants	$2.04	$4.81

Stock option activity for the three months ended April 30, 2019 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding—January 31, 2019	5,055,505	$2.45
Granted during the quarter	1,030,861	$8.03
Exercised	(29,798)	$1.27
Forfeited and expired	(13,414)	$4.15

Outstanding and expected to vest—April 30, 2019	6,043,154	$3.40	6.79	$35,883,726

Exercisable—April 30, 2019	3,861,714	$1.85	5.20	$29,144,592
Amount vested in fiscal quarter ended April 30, 2019	193,911	$3.40

As of April 30, 2019, there are 195,388 shares available for future grant pursuant to the plan.

The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company’s estimated stock price at year end and the exercise price, multiplied by the related in-the-money options) that would have been received by the option holders had they exercised their options at the end of the period. This amount changes based on the market value of the Company’s common stock. The total intrinsic value of options exercised for the three months ended April 30, 2018 and 2019 (based on the difference between the Company’s estimated stock price on the exercise date and the respective exercise price, multiplied by the number of options exercised) was $461,932 and $302,475, respectively.

For the three months ended April 30, 2018 and 2019, the Company recorded stock-based compensation expense of $251,697 and $599,156, respectively. As of April 30, 2019, there is $7,363,115 of total unrecognized compensation cost related to stock options issued to employees that is expected to be recognized over a weighted-average term of 2.28 years.

The Company has not recognized and does not expect to recognize in the foreseeable future, any tax benefit related to employee stock-based compensation expense.

Phreesia, Inc.

Notes to Unaudited Financial Statements

(b) Restricted stock units

On March 25, 2019, the Company issued 390,794 stock units to employees and directors that vest based on both a time-based condition and a performance-based condition. Pursuant to the time-based condition, 10% of the restricted stock units vest after one year, 20% vest after two years, 30% vest after three years and 40% vest after four years. The performance-based condition is based on a sale of the Company or an IPO, as defined. The restricted stock units expire in March 2026.

Upon completion of an initial public offering, the Company will immediately recognize the fair value of the vested portion of the awarded stock-based compensation with the unvested portion recognized over the remaining service period. As of April 30, 2019, there is $3,670,298 of total unrecognized compensation costs related to these awards.

10. Stock warrant liabilities

As of January 31, 2019 and April 30, 2019, the following warrants to purchase common and preferred stock were outstanding:

	Number of warrants
Warrants to purchase	January 31, April 30, 2019		Exercise	Expiration
Senior A Preferred	116,232	116,232	$2.19	October 1, 2021
Senior A Preferred	672,560	672,560	$3.00	November 1, 2026
Junior Preferred	489,605	489,605	$0.01	September 5, 2020
Redeemable Preferred	358,244	358,244	$0.01	September 5, 2020

Total preferred stock (liability-classified)	1,636,641	1,636,641

Common stock	166,952	166,952	$2.02	October 21, 2025
Common stock	89,459	89,459	$3.49	November 1, 2026
Common stock	—	150,274	$8.02	February 28, 2029

Total common stock (equity-classified)	256,411	406,685

The following table summarizes the activity for the Company’s warrants for the periods presented:

	Common	Preferred
Balance—January 31, 2019	256,411	1,636,641
Granted	150,274	—

Balance—April 30, 2019	406,685	1,636,641

The following table is a reconciliation of the warrant liability measured at fair value:

Warrant liability
Balance at January 31, 2019	$5,497,627
Change in fair value of stock warrants during quarter	423,108

Balance at April 30, 2019	$5,920,735

Phreesia, Inc.

Notes to Unaudited Financial Statements

11. Fair value measurements

The carrying value of the Company’s short-term financial instruments, including accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments.

The Company uses certain derivative financial instruments as part of its risk management strategy to reduce its foreign currency risk. The Company recognizes all derivatives on the balance sheet at fair value based on quotes obtained from financial institutions. The fair value of its foreign currency contracts as of January 31, 2019 and April 30, 2019 was a liability of $142,858 and $280,093, respectively, which are included in Accounts payable on the accompanying balance sheet. The fair value of the foreign currency contracts are considered Level 2 in the fair value hierarchy as of January 31, 2019 and April 30, 2019, respectively.

Warrant Liability—The carrying value of the stock warrant liability is adjusted to fair value each reporting period. The Black-Scholes method and the following weighted-average inputs and assumptions was utilized to determine the fair value of the warrants as of January 31, 2019 and April 30, 2019:

	January 31, 2019
	Series A preferred	Junior preferred	Redeemable preferred
Estimated fair value of preferred stock	$5.80	$4.88	$0.01
Exercise price	$2.88	$0.01	$0.01
Remaining term (in years)	7.01	1.60	1.60
Risk-free interest rate	2.6%	2.5%	2.5%
Expected volatility	45.1%	45.1%	45.1%
Dividend yield	0.0%	0.0%	0.0%

	April 30, 2019
	Series A preferred	Junior preferred	Redeemable preferred
Estimated fair value of preferred stock	$6.18	$5.24	$0.01
Exercise price	$2.88	$0.01	$0.01
Remaining term (in years)	6.76	1.35	1.35
Risk-free interest rate	2.4%	2.4%	2.4%
Expected volatility	45.1%	45.1%	45.1%
Dividend yield	0.0%	0.0%	0.0%

As the Company refinanced all of its debt on February 28, 2019 (see Note 6), it believes that the face value of its outstanding debt at January 31, 2019 and April 30, 2019 approximates fair value.

The increases in Level 3 warrant liability for the three months ended April 30, 2018 and 2019 were $290,953 and $423,108, respectively. The Company did not have any transfers of assets and liabilities between levels of the fair value measurement hierarchy during the three months ended April 30, 2018 and 2019.

12. Commitments and contingencies

(a) Operating and capital leases

The Company leases its office premises in New York, North Carolina and Ottawa under operating leases which expire on various dates through August 2022. The Company recognizes rent expense under such arrangements

Phreesia, Inc.

Notes to Unaudited Financial Statements

on a straight-line basis. Rent expense under such operating leases amounted to $447,364 and $451,456 for the three months ended April 30, 2018 and April 30, 2019, respectively.

As of April 30, 2019, the aggregate minimum net rental payments for non-cancelable operating leases and firmly committed contracts are as follows:

2020 (Remaining nine months)	$1,304,616
Year ending January 31,
2021	1,751,115
2022	744,894
2023	224,532

Total operating lease payments	$4,025,157

During the three months ended April 30, 2019 and in prior years, the Company entered into several capital leases for equipment and software. The leases are for 30-36 month periods. As of April 30, 2019, the minimum lease payments are as follows:

2020 (Remaining nine months)	$1,511,906
Year ending January 31,
2021	1,766,928
2022	984,214

Total capital lease payments	$4,263,048

Less amounts representing interest	(511,047)

Total capital lease payments, net of interest	3,752,001

Less current portion	(1,953,635)

Total capital lease payments, net of interest and current portion	$1,798,363

Interest expense related to capital leases was $48,973 and $62,971 for the three months ended April 30, 2018 and 2019, respectively.

(b) Legal proceedings

In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes or claims. Although the Company cannot predict with assurance the outcome of any litigation, the Company does not believe there are currently any such actions that, if resolved unfavorably, would have a material impact on its financial condition, results of operations or cash flows.

13. Income taxes

The effective tax rate is 0% and 0% in the three months ended April 30, 2018 and 2019, respectively. The difference between the U.S. Statutory rate of 21% and the effective tax rate is primarily due to the change in valuation allowance. The Company has recorded a full valuation allowance against its deferred tax assets at January 31, 2019 and April 30, 2019.

Phreesia, Inc.

Notes to Unaudited Financial Statements

14. Net loss per share and unaudited pro forma net loss per share attributable to common stockholders

(a) Net loss per share attributable to common stockholders

Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Three months ended April 30,
	2018	2019
Numerator:
Net loss	$(3,223,531)	$(6,694,609)
Accretion of redeemable convertible preferred stock to redemption value	(2,489,697)	(7,863,430)

Net loss attributable to common stockholders	$(5,713,228)	$(14,558,039)

Denominator:
Weighted-average shares of common stock outstanding, basic and diluted	1,734,337	2,013,839

Net loss attributable to common stockholders, basic and diluted	$(3.29)	$(7.23)

The Company’s potential dilutive securities, which include Convertible Preferred, stock options, restricted stock units and outstanding warrants to purchase shares of common and preferred stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The following potential common shares, presented based on amounts outstanding at each period end, were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Three months ended April 30,
	2018	2019
Redeemable convertible preferred stock (as-converted to common stock)	25,311,535	25,311,535
Stock options to purchase common stock and restricted stock units	5,199,700	6,433,948
Warrants to purchase convertible preferred stock	581,798	581,798
Warrants to purchase common stock	256,411	406,685

	31,349,444	32,733,966

(b) Unaudited pro forma net loss per share

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the three months ended April 30, 2019 gives effect to the adjustments arising upon the closing of the initial public offering (IPO). The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share attributable to common stockholders does not include the effects of the accretion of Convertible Preferred to redemption value because the calculation assumes that the conversion of Convertible Preferred into common stock occurred on February 1, 2019.

The unaudited pro forma basic and diluted weighted-average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for

Phreesia, Inc.

Notes to Unaudited Financial Statements

the three months ended April 30, 2019 gives effect to the conversion upon the initial public offering of all outstanding shares of Convertible Preferred as of April 30, 2019, into 25,311,535 shares of common stock as if the conversion had occurred on February 1, 2019, assuming an IPO, as well as the automatic cashless exercise of a warrant to purchase 116,232 shares of Senior A into 38,730 shares of common stock, based on an assumption that the fair market value of the Company’s common stock for purposes of automatic exercise under the warrant will be equal to the initial public offering price of $18.00 per share. The unaudited pro forma net loss per share also gives effect to the 830,839 shares of common stock of which the proceeds would be necessary to pay the dividend amount of $14,955,101 to the holders of Senior Preferred Stock at the initial public offering price of $18.00 per share.

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows:

Three months ended April 30, 2019

Numerator:
Net loss attributable to common stockholders	(14,558,039)
Pro forma adjustments:
Accretion of preferred stock	7,863,430
Change in fair value of warrant	38,357

Pro Forma net loss attributable to common stockholders, basic and diluted	$(6,656,252)

Denominator:
Weighted-average shares of common stock outstanding, basic and diluted	2,013,839
Pro Forma adjustments:
Assumed conversion of preferred	25,311,535
Cashless exercise of warrants	38,730
Shares issued to pay dividends	830,839

Pro Forma weighted-average common shares outstanding, basic and diluted	28,194,943

Pro Forma net loss per share attributable to common stockholders, basic and diluted	$(0.24)

15. Related party transactions

The Company recognized revenue totaling approximately $1,359,000 and $1,503,000 from an affiliate of a stockholder of the Company for the three months ended April 30, 2018 and 2019, respectively. Accounts receivable from the affiliate totaled approximately $598,000 and $1,421,000 as of January 31, 2019 and April 30, 2019, respectively.

9,288,194 Shares

Prospectus

Common Stock

J.P. Morgan	Wells Fargo Securities	William Blair

Allen & Company LLC		Piper Jaffray

July 17, 2019

Through and including August 12, 2019 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.